UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2002

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

Commission File Number 001-15002

ICICI BANK LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	**Name of Each Exchange on Which Registered**
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act.

American Depositary Share
each represented by 2 Equity Shares, par value Rs. 10 per share.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report – 220,358,680 Equity Shares[1]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes………x…………   No…………………

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17………………   Item 18………x……

[1] Not including 392,672,724 Equity Shares issued pursuant to the amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with ICICI Bank Limited.

TABLE OF CONTENTS

CROSS REFERENCE SHEET

4

CERTAIN DEFINITIONS

In this annual report, all references to "ICICI Bank" are to ICICI Bank Limited prior to the amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with and into ICICI Bank. References to "ICICI" are to ICICI Limited on an unconsolidated basis prior to the amalgamation. References to "the merged entity" are to ICICI Bank Limited subsequent to the amalgamation. References to "ICICI Personal Financial Services" are to ICICI Personal Financial Services Limited. References to "ICICI Capital Services" are to ICICI Capital Services Limited. References to "the amalgamation" are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to "the Scheme of Amalgamation" are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective meetings held on October 25, 2001. The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer.

Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

FORWARD-LOOKING STATEMENTS

The merged entity has included statements in this annual report which contain words or phrases such as "will", "would", "aim", "will likely result", "is likely", "are likely", "believe", "expect", "will continue", "will achieve", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "coul d", "may", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with the merged entity's expectations with respect to, but not limited to, the merged entity's ability to successfully implement its strategy, the merged entity's ability to integrate ICICI, ICICI Personal Financial Services and ICICI Capital Services or any future mergers or acquisitions into the merged entity's operations, future levels of impaired loans, the merged entity's growth and expansion, the adequacy of the merged entity's allowance for credit and investment losses, technological changes, investment income, the merged entity's ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings the merged entity is a party to, the future impact of new accounting standards, the merged entity's ability to implement its dividend policy, the impact of Indian banking regulations on the merged entity, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the merged entity's ability to roll over its short-term funding sources, the merged entity's exposure to market risks and the market acceptance of and demand for Internet banking services. By their nature, certain of the market risk disclosures are only estimates and could be materially dif ferent from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to: general economic and political conditions in India, southeast Asia, and the other countries which have an impact o n the merged entity's business activities or investments, political or financial instability in India or any other country caused by any terrorist attacks in the United States, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country or any other acts of terrorism world-wide, the monetary and interest rate policies of India, political or financial instability in India or any other country caused by tensions between India and Pakistan related to the Kashmir region or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

On an average annual basis, the Indian rupee has consistently declined against the dollar since 1980. In early July 1991, the government of India adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the dollar as part of an economic package designed to overcome an external payments crisis. Since the Indian rupee was made convertible on the current account in March 1993, it has steadily depreciated at a rate of 5-6% per annum, on average.

However, reflecting the improving structure of India's current account and the weakening of the US Dollar, the Indian rupee has appreciated by about 0.5% against the US dollar between April-August 2003. Compared to other Asian currencies, though, the Indian rupee has depreciated.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year	Period End	Average[1][2]
1998	39.53	37.37
1999	42.50	42.27
2000	43.65	43.46
2001	46.85	45.88
2002	48.83	47.80
2003 (through September 16)	48.43	48.83
Month	**High**	**Low**
March 2002	48.98	48.83
April 2002	49.01	48.83
May 2002	49.07	48.97
June 2002	49.07	48.86
July 2002	48.87	48.69
August 2002	48.73	48.52

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of ICICI Bank's and ICICI's financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 29, 2002. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 29, 2002 was Rs. 48.83 per US$ 1.00 and on September 16, 2002 was Rs. 48.43 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of ICICI Bank's and ICICI's financial statements.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating the merged entity and its business.

Risks Relating to India

A slowdown in economic growth in India could cause the merged entity's business to suffer.

The merged entity's performance and the quality and growth of its assets are necessarily dependent on the health of the Indian economy. The Indian economy has shown sustained growth over the last few years with real GDP growing at 5.4% in fiscal 2002, 4.0% in fiscal 2001 and 6.1% in fiscal 2000. However, industrial production in India also witnessed lower growth during fiscal 2001 and fiscal 2002. The Index of Industrial Production grew at 2.7% in fiscal 2002 and 4.9% in fiscal 2001 as compared to a growth rate of 6.7% in fiscal 2000. Any future slowdown in the Indian economy or future volatility of global commodity prices, in particular oil and steel prices, could adversely affect the merged entity's borrowers and contractual counterparties. This in turn could adversely affect the merged entity's business, including its ability to grow its asset portfolio, the quality of its assets, its financial performance, its stockholders' equity, its ability to implement its strategy and the price of its equity shares and its ADSs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect the merged entity's business.

India imports approximately 75.0% of its requirements of crude oil. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. The crude oil prices declined in fiscal 2002 due to weaker demand. The continuing and possibly prolonged battle against terrorism by the United States or any attack or other action by the United States or a United States-led coalition on or in relation to Iraq could result in lengthy regional hostilities in the Middle-East countries where most of the world's oil production facilities are located. This could lead to increases in oil prices or higher volatility in oil prices. Any significant increase in crude oil prices could affect the Indian economy and the Indian banking and financial system. This could adversely affect the merged entity's business including its ability to grow, the quality of its assets, its financial performance, its stockholders' equity, its ability to implement its strategy and the price of its equity shares and its ADSs.

A significant change in the Indian government's economic liberalization and deregulation policies could disrupt the merged entity's business and cause the price of its equity shares a nd its ADSs to go down.

The merged entity is an Indian group and its assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private sector entities, including the merged entity, and on market conditions and prices of Indian securities, including the merged entity's equity shares and its ADSs.

Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bharatiya Janata Party was formed with A.B. Vajpayee as the prime minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in the government's policies could adversely affect business and economic conditions in India in general as well as the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could disrupt the merged entity's business and cause the price of its equity shares and its ADSs to go down.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in the past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crisis experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. This in turn could negatively impact the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including the merged entity. Any financial disruption could have an adverse effect on the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, the merged entity's business could suffer and the price of its equity shares and its ADSs could go down.

India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. At present, relations between India and Pakistan continue to be tense on the issues of terrorism and Kashmir. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on the merged entity's business, its future financial performance and the price of its equity shares and ADSs. For example, the terrorist attacks in the United States on September 11, 2001 affected the markets all over the world. The United States' continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country like the state of Gujarat. If such tensions occur in other parts of the country, leading to political and economic instability in the country, it might have an adverse effect on the merged entity's business, its future financial performance and the price of its equity shares and its ADSs.

Trade deficits could cause the merged entity's business to suffer and the price of its equity shares and its ADSs to go down.

India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2002, India experienced a trade deficit of Rs. 620.1 billion (US$ 12.7 billion). If trade deficits increase or are no longer manageable, the Indian economy, and therefore the merged entity's business, its financial performance, its stockholders' equity and the price of its equity shares and its ADSs, could be adversely affected.

A significant change in the composition of the Indian economy may affect the merged entity's business.

The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the agricultural sector is declining. The share of the services sector of total GDP increased to 54.1% in fiscal 2002 from 48.7% in fiscal 1997 and the share of the agricultural sector of total GDP declined to 24.3% in fiscal 2002 from 28.6% in fiscal 1997. It is difficult to gauge the impact of such fundamental economic changes on the merged entity's business. The merged entity cannot be certain that these changes will not have a material adverse effect on its business.

Natural calamities could have a negative impact on the Indian economy and could cause the merged entity's business to suffer and the price of its equity shares and its ADSs to go down.

India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determines their impact on the Indian economy. In fiscal 2003, many parts of India have witnessed less than normal rainfall. This might have an adverse impact on the agricultural sector which contributed to 24.3% of total GDP in fiscal 2002. Prolonged spells of below normal rainfall in the country or other natural calamities could have a negative impact on the Indian economy, affecting the merged entity's business and causing the price of its equity shares and its ADSs to go down.

Financial difficulty and other problems in certain long-term lending institutions and investment institutions in India could cause the merged entity's business to suffer and the price of its equity shares and its ADSs could go down.

Unit Trust of India, a large investment institution in India with substantial exposure to equity investments, is currently facing problems due to a significant decline in the market value of its securities portfolio caused by depressed equity capital markets. IFCI Limited, a long-term lending institution in India, is facing financial difficulty due to inadequate capitalization, asset-liability mismatch and deteriorating asset quality. These and other similar developments could create adverse market perception about other financial institutions and banks, which in turn could adversely affect the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The recent down-grading of India's domestic debt rating by an international rating agency could cause the merged entity's business to suffer and the price of its equity shares and its ADSs to go down.

Standard and Poor's, an international rating agency, has recently downgraded India's domestic debt rating to sub-investment grade. Although this revision in the rating may not affect the merged entity's business, the merged entity cannot assure you that any further adverse revisions in India's ratings by international rating agencies will not adversely affect the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

Risks Relating to the Merged Entity's Business

The merged entity is likely to classify and reserve against impaired loans significantly later than its counterparts in more developed countries, such as the US.

Prior to the amalgamation, ICICI and ICICI Bank identified a commercial loan as a "troubled debt restructuring" or an "other impaired loan" (collectively referred to as an impaired loan) and placed it on a non-accrual basis (that is, ICICI and ICICI Bank no longer recognized interest accrued or due unless and until payments were actually received) when it was probable that ICICI and ICICI Bank would be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan was also considered to be impaired and placed on a non-accrual basis, when interest or principal was greater than 180 days overdue. The merged entity follows the same rules. This time period of 180 days is substantially longer than in more developed countries, like the US, where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not made for a 90-day period. In India, payments on most loans are on a quarterly basis unlike in more developed countries, like the United States, where payments on most loans are on a monthly basis. As a result, the merged entity obtains information later than it would in developed countries and this delay in receiving current information may impact the classification of, and reserving against, impaired loans. Consequently, the merged entity is likely to classify and reserve against impaired loans significantly later than in more developed countries. However, pursuant to revised guidelines issued by the Reserve Bank of India, with effect from fiscal

2004, a commercial loan will be considered to be impaired and placed on a non-accrual basis, when interest or principal is overdue continuously for more than 90 days. Since October 2001, ICICI Bank's borrowers were required to make payment on a monthly basis. The merged entity is in the process of implementing systems required to change payment due dates for ICICI's borrowers from quarterly to monthly intervals. For a discussion of impaired loans under Indian GAAP, see "Supervision and Regulation—Loan Loss Provisions and Impaired Assets".

> ***A large proportion of ICICI's loans comprised project finance assistance, a substantial portion of which was particularly vulnerable to completion risk.***

Long-term project finance assistance was a significant proportion of ICICI's asset portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. The merged entity cannot be sure that these projects will perform as anticipated. Over the last several years, ICICI experienced a high level of impaired loans in its project finance loan portfolio to manufacturing companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure projects financed by ICICI are still under implementation and present risks such as delays in the commencement of operations and breach of contractual obligations by counterparties involved and therefore delays in the project's ability to generate revenues. ICICI provided project assistance to a large private sector power generation project in the state of Maharashtra. On account of a dispute between the power project and the purchaser, the state electricity board, the project implementation is currently suspended. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement, including re-negotiation of the power tariff. The principal sponsor of the project has filed for bankruptcy in the United States. The assets of the project are in the possession of a receiver appointed by the High Court of Judicature at Bombay on a plea by the lenders to the project including ICICI. Efforts are continuing for sale of the project to new sponsors. The merged entity cannot assure you that future credit losses on account of this assistance and such other assistances would not have a materially adverse effect on the merged entity's profitability. ICICI's infrastructure project finance loans were largely recent loans and, as a result, asset quality problems may not appear until the future. If a substantial portion of these loans were to become impaired, the quality of the merged entity's loan portfolio could be adversely affected.

> ***The merged entity has high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of its loan portfolio could be adversely affected.***

At year-end fiscal 2002, ICICI Bank's 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 18.6 billion (US$ 381 million), which represented approximately 24.6% of ICICI Bank's total gross loans outstanding. ICICI Bank's largest single borrower by outstanding at that date was approximately Rs. 2.6 billion (US$ 53 million), which represented approximately 3.5% of ICICI Bank's total gross loans outstanding. The largest group of companies under the same management control accounted for approximately 1.7% of ICICI Bank's total gross loans outstanding. If a substantial portion of these loans were to become impaired, the quality of the merged entity's loan portfolio could be adversely affected.

At year-end fiscal 2002, ICICI's 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 139.6 billion (US$ 2.9 billion), which represented approximately 24.9% of ICICI's total gross loans outstanding. ICICI's largest single borrower by outstanding at that date was approximately Rs. 16.5 billion (US$ 337 million), which represented approximately 2.9% of ICICI's total gross loans outstanding. The largest group of companies under the same management control accounted for approximately 4.8% of ICICI's total gross loans outstanding. If a substantial portion of these loans were to become impaired, the quality of the merged entity's loan portfolio could be adversely affected.

At year-end fiscal 2002, ICICI Bank had extended loans to several industrial sectors in India. At that date, approximately 33.9% of ICICI Bank's gross impaired loan portfolio was concentrated in three sectors: textiles (14.5%), light manufacturing (11.9%) and iron and steel (7.5%). ICICI Bank's total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although ICICI Bank's loan portfolio contained loans to a wide variety of businesses, financial difficulties in these sectors could increase ICICI Bank's level of impaired loans and adversely affect the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

At year-end fiscal 2002, ICICI had extended loans to several industrial sectors in India. At that date, approximately 47.9% of ICICI's gross restructured loan portfolio was concentrated in three sectors: textiles (22.6%), iron and steel (18.9%) and paper and paper products (6.4%). At that date, approximately 28.7% of ICICI's gross other impaired loan portfolio was concentrated in three sectors: iron and steel (11.6%), basic chemicals (8.7%) and textiles (8.4%). ICICI's total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although ICICI's loan portfolio contained loans to a wide variety of businesses, financial difficulties in these sectors could increase ICICI's level of impaired loans and adversely affect the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

If the merged entity is not able to control or reduce the level of impaired loans in its portfolio, its business will suffer.

ICICI Bank's gross impaired loans represented 7.2% of ICICI Bank's gross loan portfolio at year-end fiscal 2002 compared to 5.6% at year-end fiscal 2001. ICICI Bank's gross restructured loans were Rs. 785 million (US$16 million) at year-end fiscal 2002 which represented 14.4% of the impaired loan portfolio and 1.0% of the gross loan portfolio. ICICI Bank's net impaired loans represented 3.7% of ICICI Bank's net loans at year-end fiscal 2002 compared to 2.7% at year-end fiscal 2001. Although the merged entity believes that ICICI Bank's allowance for loan losses is adequate to cover all known losses in ICICI Bank's portfolio of assets, the level of ICICI Bank's impaired loans was higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In addition, in absolute terms, ICICI Bank's gross impaired loans grew by 2.3% in fiscal 2002 and 276.1% in fiscal 2001, whereas the same had decreased by 12.1% in fiscal 2000. However, these figures are not comparable since impaired loans aggregating Rs. 2.2 billion (US$ 47 million) were added in fiscal 2001 consequent to ICICI Bank's acquisition of Bank of Madura.

ICICI's gross restructured loans represented 17.0% of ICICI's gross loan portfolio at year-end fiscal 2002 compared to 6.9% at year-end fiscal 2001. ICICI's gross other impaired loans represented 9.1% of ICICI's gross loan portfolio at year-end fiscal 2002 compared to 6.6% at year-end fiscal 2001. ICICI's net restructured loans represented 14.8% of ICICI's net loans at year-end fiscal 2002 compared to 5.4% at year-end fiscal 2001. ICICI's net other impaired loans represented 6.3% of ICICI's net loans at year-end fiscal 2002 compared to 3.3% at year-end fiscal 2001. Although the merged entity believes that ICICI's allowance for loan losses is adequate to cover all known losses in ICICI's portfolio of assets, the level of ICICI's impaired loans was higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In addition, in absolute terms, ICICI's gross impaired loans grew by 70.7% in fiscal 2002, 23.3% in fiscal 2001 and 18.5% in fiscal 2000.

The growth in impaired loans of ICICI and ICICI Bank can be attributed to several factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices, which reduced profitability for certain of ICICI's and ICICI Bank's borrowers, and the resultant restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. In fiscal 2001, ICICI Bank's impaired loans also increased on account of the impaired loan portfolio acquired in the acquisition of Bank of

Madura. Further, ICICI's and ICICI Bank's growth-oriented strategy involved a significant increase in their loan portfolio over the past few years. The merged entity cannot assure you that there will be no additional impaired loans on account of these new loans.

The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, which are categorized as "priority sectors". Priority sectors are specific sectors such as agriculture and small-scale industries. Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed the merged entity to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of its net bank credit on the residual portion of its advances (i.e. the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of 40.0% of the total net bank credit of the merged entity. As a result, the merged entity may experience a significant increase in impaired loans in its directed lending portfolio since economic difficulties are likely to affect those borrowers more severely and the merged entity would be less able to control the quality of this portfolio.

A number of factors will affect the merged entity's ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within the merged entity's control. Although the merged entity is increasing its efforts to improve collections and to foreclose on existing impaired loans, the merged entity cannot assure you that it will be successful in its efforts or that the overall quality of its loan portfolio will not deteriorate in the future. If the merged entity is not able to control and reduce its impaired loans, its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs could be adversely affected.

A significant increase in the level of restructured loans forming part of impaired loans in the merged entity's portfolio could affect its business.

ICICI Bank's gross restructured loans decreased by 11.8% to Rs. 785 million (US$ 16 million) at year-end fiscal 2002 from Rs. 890 million (US$ 18 million) at year-end fiscal 2001. ICICI's gross restructured loans increased by 117.7% to Rs. 95.1 billion (US$ 1.9 billion) at year-end fiscal 2002 from Rs. 43.7 billion (US$ 895 million) at year-end fiscal 2001. As a result of the impact of the economic environment on the industrial sector, certain Indian corporations have undergone a process of restructuring and repositioning. This restructuring process took place in several industries such as textiles, iron and steel and man-made fibers. As a result, the level of restructured loans in ICICI's portfolio increased substantially in fiscal 2002. It is expected that the restructuring process in these industries will continue in fiscal 2003. Any further significant increase in restructured loans could cause the merged entity's business to suffer and its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs could be adversely affected.

If there is a further deterioration in the merged entity's impaired loan portfolio and the merged entity is not able to improve its allowance for loan losses as a percentage of impaired loans, the price of its equity shares and its ADSs could go down.

ICICI Bank's allowance for loan losses on impaired loans represented 50.9% of ICICI Bank's gross impaired loans at year-end fiscal 2002 compared to 53.5% at year-end fiscal 2001. ICICI Bank's allowance for loan losses on restructured loans represented 21.9% of ICICI Bank's gross restructured loans at year-end fiscal 2002 compared to 47.5% at year-end fiscal 2001. ICICI's allowance for loan losses on restructured loans represented 18.6% of ICICI's gross restructured loans at year-end fiscal 2002 compared to 26.0% at year-end fiscal 2001. ICICI's allowance for loan losses on other impaired loans represented 34.6% of ICICI's gross other impaired loans at year-end fiscal 2002 compared to 51.9% at year-end fiscal 2001.

Although the merged entity believes that ICICI's and ICICI Bank's allowances for loan losses will be adequate to cover all known losses in its asset portfolio, the merged entity cannot assure you that there will be no further deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that the merged entity will be able to recover will be similar to ICICI's and ICICI Bank's past experience of recoveries of impaired loans. In the event of any further deterioration in the merged entity's impaired loan portfolio, there could be an adverse impact on its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The merged entity may experience delays in enforcing its collateral when borrowers default on their obligations to the merged entity which may result in failure to recover the expected value of collateral security exposing it to a potential loss.

ICICI Bank's loan portfolio consisted primarily of working capital credit facilities that were typically secured by a first lien on inventory, receivables and other current assets. In some cases, it may have taken further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

A substantial portion of ICICI's loans were secured by real assets, including property, plant and equipment. Although it was ICICI's practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral security, an economic downturn could have resulted in a fall in relevant collateral values.

In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. In the event a borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. The merged entity cannot guarantee that it will be able to realize the full value on its collateral, as a result of, among other factors, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose the merged entity to a potential loss. Any unexpected losses could adversely affect the merged entity's business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002, promulgated by the President of India in June 2002 and re-promulgated in August 2002 but yet to be approved by legislation passed by the Indian parliament, is expected to strengthen the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. However, there can be no assurance that the legislation will be passed by the Indian parliament or that, if passed, it will have a favorable impact on the merged entity's efforts to resolve non-performing assets. See also "Overview of the Indian Financial Sector – Recent Structural Reforms – Legislative Framework for Recovery of Debts Due to Banks."

The merged entity faces greater credit risks than banks in developed countries.

The merged entity's principal business is providing financing to its clients, virtually all of whom are based in India. In the past, ICICI focused its activities on financing large-scale projects. Increasingly, the merged entity is focusing on large corporate customers, many of whom have strong credit ratings, as well as on select middle market companies and individuals. The merged entity's loans to middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, the merged entity is subject to the credit risk that its borrowers may not pay in a timely fashion or at all. The credit risk of all its borrowers is higher than in more developed countries due to the higher uncertainty in the Indian regulatory, political, economic and industrial environment and difficulties that many of the merged entity's borrowers face in adapting to instability in world markets and technological advances taking place across the world. In fiscal 2001 and 2002, India experienced a lower rate of overall industrial growth, which reduced the profitability of certain of the merged entity's borrowers.

The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, which are categorized as "priority sectors". Priority sectors are specific sectors such as agriculture and small-scale industries. Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed the merged entity to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of its net bank credit on the residual portion of its advances (i.e. the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of 40.0% of the total net bank credit of the merged entity. As a result, the merged entity may experience a significant increase in impaired loans in its directed lending portfolio since economic difficulties are likely to affect those borrowers more severely and the merged entity would be less able to control the quality of this portfolio.

Higher credit risk may expose the merged entity to a potential loss, which would adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The merged entity's business is particularly vulnerable to volatility in interest rates caused by deregulation of the financial sector in India.

Over the last few years, the Indian government has substantially deregulated interest rates. As a result, interest rates are now primarily determined by the market. This has increased the interest rate risk exposure of all banks and financial institutions, including the merged entity.

The merged entity's results of operations are substantially dependent upon the level of its net interest income. Interest rates are highly sensitive to many factors beyond the merged entity's control, including deregulation of the financial sector in India, the Reserve Bank of India's monetary policies, domestic and international economic and political conditions and other factors. Changes in interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in the merged entity's net interest income. Based on the asset-liability position of ICICI Bank and ICICI at year-end fiscal 2002, an increase in interest rates would result in an increase in the merged entity's interest expense relative to its interest income leading to a reduction in the merged entity's net interest income.

Income from treasury operations is particularly vulnerable to interest rate volatility. Following the amalgamation, the businesses which were conducted by ICICI became subject to the statutory liquidity ratio requirement, which requires that an amount equal to a specified percentage, currently 25.0%, of a bank's demand and time liabilities be invested in government of India securities. This has increased the interest rate risk exposure of the merged entity. An increasing interest rate environment is likely to adversely affect the income from treasury operations of banks in India, such as the merged entity. The estimated negative impact of a 1.0% rise in interest rates during fiscal 2003 on the value of ICICI Bank's trading portfolio at year-end fiscal 2002 would have been Rs. 133 million (US$ 3 million). The estimated negative impact of a 1.0% rise in interest rates during fiscal 2003 on the value of ICICI's trading portfolio (including the trading portfolio of ICICI Securities, formerly the investment banking subsidiary of ICICI and now the investment banking subsidiary of the merged entity) at year-end fiscal 2002 would have been Rs. 933 million (US$ 19 million). Declines in the value of the merged entity's trading portfolio in such an environment will adversely affect its income statement.

Interest rates in India, including yields on Indian government securities, declined significantly during fiscal 2002, reflecting the liquidity in the system. The rate of interest on government small savings schemes was lowered by 50 basis points in the Reserve Bank of India's monetary and credit policy announced in April 2002. The Reserve Bank of India has stated its preference for maintaining the current interest rate environment with a bias towards a softer interest rate regime in the medium term. However, no assurance can be given as to the likely trend of interest rates in the future.

Volatility in interest rates could adversely affect the merged entity's business, its future financial performance and the price of its equity shares and its ADSs.

If the merged entity is not able to succeed in its new business areas, it may not be able to meet its projected earnings and growth targets.

The merged entity sees retail banking as the primary driver of its growth. Retail banking is a critical component of the merged entity's projections of earnings. However, the merged entity recognizes that retail banking is a substantially different business from corporate banking and requires very different personnel, skills and infrastructure. The merged entity cannot assure you that it has accurately estimated the relevant demand for its new banking products. Retail banking could expose the merged entity to the risk of financial irregularities by various intermediaries and customers. The merged entity cannot assure you that it will be able to master and deliver the skills and management information systems necessary to successfully manage these new businesses.

ICICI's retail loans increased by 168.5% during fiscal 2002 to Rs. 72.8 billion (US$ 1.5 billion) or 13.0% of its gross loans outstanding at year-end fiscal 2002 as compared to Rs. 27.1 billion (US$ 555 million) or 4.3% of its gross loans outstanding at year-end fiscal 2001. ICICI's retail loans are relatively new and the merged entity cannot assure you that there will be no additional impairment on account of these loans and that such impairment will not have a materially adverse impact on the quality of the merged entity's loan portfolio.

The merged entity is also looking at business opportunities in certain sectors of the economy with which it has not traditionally been involved, including the public sector, the agri-business sector and the information technology sector. In addition, ICICI and ICICI Bank launched several Internet-based products for their retail and corporate customers including online broking services. ICICI entered the life insurance business in fiscal 2001 and the non-life insurance business in fiscal 2002 through its subsidiaries. The merged entity is seeking to expand internationally by leveraging on its home country links and technology competencies in financial services. The merged entity is a new entrant in international business and the skills required for this business are different from those for its domestic businesses. The life insurance and non-life insurance businesses and the international business are expected to require substantial capital in the initial period. The merged entity cannot be certain that these new businesses will perform as anticipated. The merged entity's inability to grow or succeed in new business areas may adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The success of the merged entity's Internet-related strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

The Internet may not be accepted as a viable commercial marketplace in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, the merged entity will not be able to execute its growth strategy for its Internet-related businesses. The merged entity's inability to grow in this business area may adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

The merged entity's business is very competitive and its growth strategy depends on its ability to compete effectively.

Interest rate deregulation and other liberalization measures affecting the financial sector have increased the merged entity's exposure to competition. The liberalization process has led to increased access for the merged entity's customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. The merged entity's corporate banking business will continue to face competition from Indian and foreign commercial banks. It will also face competition from Indian and foreign commercial banks and non-banking finance companies in the development of its retail business. In addition, as the merged entity raises its funds from market sources, it will face increasing competition for such funds. The Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than the merged entity. The merged entity's future success will depend upon its ability to compete effectively. Due to competitive pressures, the merged entity may be unable to successfully execute its growth strategy and offer products and services at reasonable returns and this may adversely impact its business, its future financial performance, its stockholders' equity and the price of its equity shares and its ADSs.

If the merged entity is not able to integrate ICICI and ICICI Bank's recent acquisitions or if the merged entity is not able to integrate any future acquisitions, its business could be disrupted and the price of its equity shares and ADSs could go down.

The merged entity was formed following the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank. In May 2002, ICICI OneSource, a company promoted by ICICI, acquired CustomerAsset, a contact center services company based in India. In fiscal 2002, ICICI Infotech, a company promoted by ICICI, acquired Insyst Technologies Limited, a software development company based in India. ICICI Bank acquired Bank of Madura Limited, an old private sector bank in India, in fiscal 2001. The integration of these recent acquisitions is a major challenge for the merged entity, some or all of which could adversely affect its business, its financial performance and the price of its equity shares and ADSs.

The merged entity has no understanding, commitment or agreement with respect to any material future acquisition or investment, though the merged entity may seek opportunities for growth through future acquisitions. Any future acquisitions may involve a number of risks, including deterioration of asset quality, diversion of attention of the management of the merged entity, attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADSs.

If the merged entity is not able to successfully integrate the operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank, its financial performance could be adversely affected and the price of its equity shares and ADSs could go down.

Following the amalgamation, with ICICI Bank, the operations of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank, including their businesses, business systems and processes, systems and technology, and human resources will have to be integrated. There can be no certainty that the merged entity will be able to successfully integrate the operations of each of these companies, or of the time that may be required for the integration to be completed. Any failure to successfully integrate the operations or delay in completing the integration could adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADSs.

The businesses conducted by ICICI, after the amalgamation, are subject to a number of banking regulations under Indian law, which may impact the profitability of the merged entity in its initial years.

The businesses conducted by ICICI are now, after the amalgamation, subject to a number of banking regulations under the Indian law, including maintenance of statutory liquidity and cash reserve ratios, directed lending requirements and higher effective tax rates. Compliance with these regulations may impact the profitability of the combined businesses of the merged entity in its initial years. The merged entity has a different mix of assets and funding sources than ICICI and ICICI Bank as independent and separate entities. The impact of the statutory liquidity ratio, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, will increase the market risk exposure of the merged entity. The income, profitability and market risk profile of the merged entity may therefore be adversely affected in the initial years by the impact of these regulatory requirements. This may result in lower income in the initial years after the amalgamation. The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of net bank credit to certain eligible sectors, which are categorized as "priority sector". Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed the merged entity to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of its net bank credit on the residual portion of its advances (i.e. the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. Priority sectors are specific sectors such as agriculture and small-scale industries. This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of 40.0% of the total net bank credit of the merged entity. The merged entity may experience a significant increase in impaired loans in its directed lending portfolio since economic difficulties are likely to affect those borrowers more severely and the merged entity would be less able to control the quality of this portfolio. The merged entity may not be able to maintain the business, growth and financial performance of the two separate companies in the initial years and any failure to do so could adversely affect its stockholder's equity and the price of its equity shares and ADSs.

The merged entity's funding is primarily short-term and if depositors do not roll over deposited funds upon maturity the merged entity's business could be adversely affected.

Most of the merged entity's incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of its assets, primarily the assets of ICICI, have medium or long-term maturities, creating a potential for funding mismatches. At year-end fiscal 2002, savings deposits and non-interest-bearing demand deposits together constituted 16.8% of ICICI Bank's total deposits and 14.1% of ICICI Bank's total liabilities. Although ICICI Bank's customer deposits were generally of less than one year maturity, in ICICI Bank's experience, a substantial portion of its customer deposits had been rolled over upon maturity and had been a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of the merged entity's depositors do not roll over deposited funds upon maturity, the merged entity's liquidity position could be adversely affected. The failure to obtain rollover of customer deposits upon maturity or to replace them with fresh deposits could have a material adverse effect on the merged entity's business, its future financial performance and the price of its equity shares and its ADSs.

Material changes in the regulations which govern the merged entity could cause its business to suffer and the price of its equity shares and its ADSs to go down.

Banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks. In addition, these banks are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. The laws and regulations governing the banking sector could change in the future and any such changes could adversely affect the merged entity's business, its future financial performance and the price of its equity shares and its ADSs.

Significant security breaches could adversely impact the merged entity's business.

The merged entity seeks to protect its computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by its increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. The merged entity employs security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though the merged entity intends to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on its business, its future financial performance and the price of its equity shares and its ADSs.

The merged entity's business operations are transaction-oriented. Although the merged entity takes adequate measures to safeguard against fraud, there can be no assurance that it would be able to prevent fraud. The merged entity's reputation could be adversely affected by significant fraud committed by employees or outsiders.

If the merged entity is unable to adapt to rapid technological changes, its business could suffer.

The merged entity's success will depend, in part, on its ability to respond to technological advances and emerging banking industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that the merged entity will successfully implement new technologies effectively or adapt its transaction-processing systems to customer requirements or emerging industry standards. If the merged entity is unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, its business and its future financial performance could be materially affected.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs.

ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by the merged entity's board of directors. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

US investors will be subject to special tax and interest charges if the merged entity is considered to be a passive foreign investment company.

Based upon certain proposed Treasury Regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, the merged entity does not expect to be a Passive Foreign Investment Company (PFIC). The merged entity has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury Regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of the merged entity's income and the merged entity's assets from time to time. Since there can be no assurance that such proposed Treasury Regulations will be finalized in their current form, and the composition of income and assets of the merged entity will vary over time, there can be no assurance that the merged entity will not be considered a PFIC for any taxable year. If the merged entity is a PFIC for any taxable year during which a US holder holds equity shares or ADSs of the merged entity, the US holder would be treated in a manner comparable to that described under "Taxation—United States Tax - Passive Foreign Investment Company Rules".

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

ADS holders seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. The merged entity cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of the ADSs.

An ADS holder who surrenders an ADS and withdraws equity shares may be able to redeposit those equity shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased equity shares in the Indian market may be able to deposit them in the ADS program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could therefore face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see "Restriction on Foreign Ownership of Indian Securities".

There may be restrictions on the resales in the United States or to US persons of ICICI Bank shares or ADSs by affiliates of ICICI and/or ICICI Bank.

The equity shares and ADSs of the merged entity issued pursuant to the amalgamation were not registered under the US Securities Act of 1933, as amended (the Securities Act) in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. ICICI Bank received a "no-action letter" from the staff of the United States Securities and Exchange Commission ("SEC") stating that it would not recommend that the SEC take enforcement action if ICICI Bank shares were issued to ICICI shareholders pursuant to the amalgamation without compliance with the registration requirements of the Securities Act in reliance on the exemption from registration contained in Section 3(a)(10) thereof. As a result, in the hands of most holders, the shares and ADSs issued pursuant to the amalgamation will not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and may be resold by former holders of ICICI shares (except affiliates as described below) without regard to Rules 144 or 145(c) and (d) under the Securities Act.

Persons who received the shares or ADSs pursuant to the amalgamation and who were affiliates of ICICI before the amalgamation but are not affiliates of the merged entity after the amalgamation, or are affiliates of the merged entity after the amalgamation, are permitted to resell these shares or ADSs in the United States in the manner permitted by Rule 144(d) under the Securities Act, in each case without regard to the holding period requirement (one year) of Rule 144(d) under the Securities Act. Persons who may be deemed to be affiliates of ICICI include individuals who, or entities that, directly or indirectly controlled, or were controlled by, or were under common control with ICICI and would include certain officers and directors of ICICI and would likely include principal shareholders as well. Persons who may be deemed to be affiliates of the merged entity include individuals who, or entities that, directly or indirectly control, or are controlled by, or are under common control with the merged entity and would include certain officers and directors of the merged entity and would likely include principal shareholders as well. The persons referred to above in addition to reselling the shares or ADSs received pursuant to the amalgamation in the United States in the manner permitted by Rule 145(d) under the Securities Act may also sell such securities pursuant to any other available exemption under the Securities Act. ICICI shareholders or ADS holders who believe they may be affiliates for the purposes of the Securities Act, should consult their own legal advisers in the event they plan to sell such shares or ADSs to a United States person or in the United States.

Certain shareholders own a large percentage of the merged entity's equity shares. Their actions could adversely affect the price of its equity shares and the ADSs.

The merged entity's principal shareholders include the Life Insurance Corporation of India, the General Insurance Corporation of India and its subsidiaries and the Unit Trust of India, each of which is controlled by the Indian government. At September 2, 2002, government-controlled entities owned approximately 20.8% of the merged entity's outstanding equity shares. As a result of such share ownership, the Indian government will continue to have the ability to exercise influence over most matters requiring approval of the merged entity's shareholders, including the election and removal of directors and significant corporate actions. At September 2, 2002, the Unit Trust of India held 3.3% of the merged entity's outstanding equity shares. The Unit Trust of India is currently facing problems due to a significant decline in the market value of its securities portfolio. Any substantial sale of the merged entity's equity shares by the Unit Trust of India could adversely affect the price of the merged entity's equity shares and its ADSs.

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange, formerly known as the Calcutta Stock Exchange, suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of the merged entity's equity shares and the merged entity's ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by the ADSs are listed on the Chennai, Delhi, Kolkata, Vadodara Stock Exchanges, the BSE and the National Stock Exchange of India. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of Indian government regulation of foreign ownership, the price of the merged entity's ADSs could go down.

Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of the merged entity's ADSs.

There is a risk that the merged entity's rapid growth could require the merged entity to fund this growth through additional equity offerings. In addition, up to 5.0% of the merged entity's issued equity shares following the amalgamation, may be issued in accordance with the merged entity's employee stock option scheme to eligible employees of the merged entity and its subsidiaries. Both ICICI Bank and ICICI had separate stock option plans. From the inception of ICICI Bank's stock option plan in February 2000 through June 30, 2002, ICICI Bank had granted a total of 6,448,200 stock options, of which none have been exercised, 1,172,540 have vested but have not yet been exercised and 248,225 have lapsed or been forfeited. From the inception of ICICI's stock option plan in August 1999 through June 30, 2002, ICICI had granted a total of 14,924,950 stock options, of which 33,900 have been exercised, 3,035,750 have vested but have not yet been exercised and 984,750 have lapsed or been forfeited. In accordance with the Scheme of Amalgamation, holders of unexercised stock options in ICICI received stock options in ICICI Bank equal to half the number of their unexercised options in ICICI. Accordingly, the outstanding unexercised stock options in the merged entity at June 30 2002 were 13,153,125 or 2.2% of its issued equity shares. Of this, 3,315,530 stock options, or 0.9% of the merged entity's equity share capital had vested. On April 1, 2003, 1,265,150 additional stock options will vest, representing a further 0.2% of the merged entity's issued equity shares at June 30 2002. These issuances, and any future issuance of equity shares, will dilute the positions of investors in the ADSs and could adversely affect the market price of the merged entity's ADSs.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The merged entity's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in

ADSs to exercise their preemptive rights and any other factors the merged entity considers appropriate at the time. The merged entity does not commit that it would file a registration statement under these circumstances. If the merged entity issues any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional interests in the merged entity would be reduced.

Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Investors that purchase ADSs are required to pay for the ADSs in US dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 32.8% of its value against the US dollar in the last five years, depreciating from Rs. 36.46 per US$ 1.00 on September 15, 1997 to Rs. 48.43 per US$ 1.00 on September 16, 2002. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages. India's foreign exchange reserves were US$ 61.5 billion at August 30, 2002.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in the ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

BUSINESS

Overview

ICICI Bank was organized under the laws of India in 1994 as a private sector commercial bank. ICICI Bank offered a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2002, ICICI Bank's net income was Rs. 2,037 million (US$ 42 million). At year-end fiscal 2002, ICICI Bank had assets of Rs. 404.8 billion (US$ 8.3 billion) and stockholders' equity of Rs. 18.1 billion (US$ 372 million).

ICICI Bank was an affiliate company of ICICI. ICICI was organized under the laws of India in 1955 and together with its subsidiaries and affiliates was a diversified financial services group. In April 2002, ICICI and two of its subsidiaries, ICICI Personal Financial Services and ICICI Capital Services merged with and into ICICI Bank in an all-stock amalgamation. Pursuant to the amalgamation, the shareholders of ICICI were issued ICICI Bank equity shares in the ratio of one fully paid-up equity share, par value Rs. 10 per share, of ICICI Bank for every two fully paid-up equity shares, par value Rs. 10 per share, of ICICI. As there were five ICICI equity shares underlying each ICICI ADS and two ICICI Bank equity shares underlying each ICICI Bank ADS, holders of ICICI ADSs were issued five ICICI Bank ADSs for every four ICICI ADSs. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective meetings held on October 25, 2001. The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. In fiscal 2002, ICICI's consolidated net income was Rs. 1,360 million (US$ 28 million). At year-end fiscal 2002, ICICI had consolidated assets of Rs. 745.8 billion (US$ 15.3 billion) and consolidated stockholders' equity of Rs. 71.2 billion (US$ 1.5 billion).

Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

During fiscal 2002, ICICI Bank had three key activities: corporate banking, retail banking and treasury operations. In corporate banking, ICICI Bank's primary goal was to build a strong asset portfolio consisting mainly of working capital and term loans to large, well-established Indian corporations as well as to select middle market companies in growth industries. ICICI Bank also sought to provide a wide variety of fee-based corporate products and services, like documentary credits, cash management services, cross-border trade services, standby letters of credit and treasury-based derivative products that helped ICICI Bank to increase its non-interest income. In building its corporate banking activities, ICICI Bank capitalized on the strong relationships that ICICI enjoyed with many of India's leading corporations.

ICICI Bank's retail products and services included payroll accounts and other retail deposit products, online bill payment and remittance facilities, credit cards, debit cards, smart cards, depositary share accounts, retail loans against time deposits and loans against shares. ICICI Bank offered its customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, ICICI Bank expanded its physical delivery channels, including bank branches and ATMs, to cover a total of 1,004 locations in 251 centers throughout India at year-end fiscal 2002.

ICICI Bank's treasury engaged in domestic and foreign exchange operations. It sought to manage ICICI Bank's balance sheet, including by maintaining required regulatory reserves. In addition, ICICI Bank's treasury sought to optimize profits from its trading portfolio by taking advantage of market opportunities using funds acquired from the inter-bank markets and corporate deposits. ICICI Bank's trading portfolio included its regulatory portfolio as there was no restriction on active management of its regulatory portfolio.

Consequent to the amalgamation of ICICI with ICICI Bank, the businesses carried on by ICICI and its subsidiaries and affiliates are now carried on by the merged entity and its subsidiaries and affiliates. These include project and corporate finance and a wide range of retail credit products such as automobile loans, home loans and other consumer finance products and services, as well as a number of advisory, investment and other financial activities, venture capital, life insurance and non-life insurance businesses.

Both ICICI Bank and ICICI have consistently used technology to differentiate their products and services from those of their competitors. For example, ICICI Bank was among the first banks in India to offer Internet banking. The merged entity's technology-driven products also include cash management services, mobile phone banking services and electronic commerce-based business-to-business and business-to-consumer banking solutions. To support its technology initiatives, the merged entity has set up online real time transaction processing systems. The merged entity remains focused on changes in customer needs and technological advances and seeks to remain at the forefront of electronic banking in India.

The merged entity's legal name is ICICI Bank Limited but it is known commercially as ICICI Bank. ICICI Bank was incorporated in 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Its principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, its telephone number is +91 22 653 1414 and its web site address is www.icicibank.com. The merged entity's agent for service of process in the United States is CT Corporation System and their address is 111 Eighth Avenue, 13th Floor, New York, New York, 10011.

History

ICICI Bank was formed in 1994 as a part of the ICICI group of companies. ICICI Bank's initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. In December 1996, SCICI was merged into ICICI, and as a result, ICICI Bank became a wholly-owned subsidiary of ICICI. In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition regarding dilution of holdings in commercial banks by promoters. This condition required ICICI to reduce its shareholding in ICICI Bank in stages, first to not more than 75.0% of its equity share capital and ultimately to not more than 40.0% of its equity share capital. In fiscal 1998, ICICI reduced its shareholding in ICICI Bank to just below 75.0% of its equity share capital as required, through a public offering of shares in India. In March 2000, ICICI Bank completed an equity offering in the form of ADRs listed on the NYSE for an amount of US$ 175 million. After this offering, ICICI's shareholding in ICICI Bank was approximately 62.2% of ICICI Bank's equity share capital.

Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all stock merger which was approved by ICICI Bank's shareholders at an extraordinary general meeting held on January 19, 2001. ICICI Bank issued two of its equity shares, par value Rs. 10 per share, for every equity share, par value Rs. 10 per share, of Bank of Madura. The market value of the shares issued by ICICI Bank was Rs 3.7 billion (US$ 80 million). The fair value of the net assets acquired by ICICI Bank was Rs. 1.3 billion (US$ 27 million) and the fair value of the liabilities assumed by ICICI Bank was Rs. 39.1 billion (US$ 0.8 billion). This acquisition gave ICICI Bank a larger balance sheet and extensive geographic reach. This acquisition was accounted for under the purchase method of accounting. Accordingly, ICICI Bank's income statement for fiscal 2001 includes the income and expenses of Bank of Madura from March 10, 2001, the effective date of the merger, to March 31, 2001 and ICICI Bank's balance sheet at year-end fiscal 2001 includes the assets and liabilities of Bank of Madura. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by ICICI Bank's management based on information then available and on assumptions made at that time as to future operations. ICICI's shareholding in ICICI Bank was reduced to approximately 55.6% after this merger.

In further compliance with the bank licensing condition stipulated by the Reserve Bank of India regarding dilution of holdings in commercial banks by promoters, ICICI divested, through sales in the Indian secondary markets to institutional investors, 8.8% of ICICI Bank's equity shares during March 2001. At year-end fiscal 2001, ICICI held 46.4% of ICICI Bank's equity shares. During the first five months (April to August) of fiscal 2002, ICICI sold additional equity shares of ICICI Bank in the Indian secondary markets to institutional investors. Consequently, ICICI's holding in ICICI Bank was reduced to 46.0% of ICICI Bank's equity share capital. In accordance with Section 4 of the Indian Companies Act, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000. ICICI Bank had no subsidiaries during fiscal 2002.

ICICI was formed in 1955 at the initiative of the World Bank, the Government of India and representatives of Indian industry. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and affiliates, offered a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients. ICICI set up independent operations through the incorporation of subsidiaries and affiliates in the areas of venture capital funding (1988), asset management (1993), investment banking (1993), commercial banking (1994), brokering and marketing (1994), personal finance (1997), Internet stock trading (1999), home finance (1999) and insurance (2000).

ICICI Bank offered products and services which largely complemented the products and services offered by ICICI and its other subsidiaries and affiliates. ICICI Bank sought to take advantage of the customer relationships of ICICI and its other subsidiaries and affiliates. These relationships were particularly effective in helping ICICI Bank gain access to the larger corporations, as ICICI Bank's balance sheet on a stand-alone basis would not have permitted it to take the large exposures that might be undertaken by ICICI given its large balance sheet capabilities. ICICI Bank also sought to benefit from ICICI's corporate relationships in growing its retail business. ICICI Bank sold retail products to the employees of ICICI group's corporate customers, including offering corporate customers its payroll deposit scheme for their employees. ICICI's retail bondholders also presented ICICI Bank with an opportunity for cross-selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

The issue of universal banking, which in the Indian context means conversion of long-term lending institutions into commercial banks, has been discussed at length over the past few years. The Reserve Bank of India in its Mid-Term Review of Monetary and Credit Policy for fiscal 2000 and its circular on Approach to Universal Banking issued on April 28, 2001, announced that it would consider proposals from long-term lending institutions (like ICICI) wishing to transform themselves into banks on a case-by-case basis. In its Mid-Term Review of Monetary and Credit Policy for fiscal 2002, the Reserve Bank of India encouraged financial institutions to submit proposals for their transformation into banks. See "Overview of the Indian Financial Sector – Recent Structural Reforms – Universal Banking Guidelines" for a discussion of the key regulatory provisions governing the transformation of financial institutions into banks.

As a bank, ICICI would have the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI explored various corporate structuring alternatives for its transformation into a universal bank. ICICI also held discussions with the Reserve Bank of India on an appropriate transition path and compliance with regulatory requirements. ICICI Bank also considered various strategic alternatives, in the context of the emerging competitive scenario in the Indian banking industry, and the move towards universal banking. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. The strategic alternatives examined by ICICI and ICICI Bank included an amalgamation of the two entities, in view of ICICI's significant shareholding in ICICI Bank, and the existing strong business synergies between the two entities. ICICI also considered the reorganization of its subsidiary companies.

Following this strategizing on the various alternatives including an amalgamation of ICICI and ICICI Bank, the senior managements of ICICI and ICICI Bank commenced a program of in-depth confidential discussions on the various strategic alternatives in July 2001. These discussions were held on various dates during July-August 2001. Based on these discussions, the managements of ICICI and ICICI Bank formed the view that the amalgamation of ICICI with ICICI Bank would be the optimal strategic alternative for both entities, and would create the optimal legal structure for ICICI group's universal banking strategy. The managements of ICICI and ICICI Bank accordingly decided to prepare, for submission to their respective boards of directors, a proposal for the amalgamation of ICICI, ICICI Capital Services and ICICI Personal Financial Services, with ICICI Bank. ICICI Capital Services was a wholly-owned subsidiary of ICICI, and was one of the largest distributors of financial and investment products in India. It also provided front-office services to the retail and semi-retail investors of ICICI, and undertook the management of the various ICICI centers, which were low-cost stand-alone offices acting as marketing and service centers, set up by ICICI. ICICI Personal Financial Services was also a wholly-owned subsidiary of ICICI, and was engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank. See "– Rationale for the Amalgamation of ICICI with ICICI Bank" for a discussion of the rationale for the amalgamation.

The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective meetings held on October 25, 2001. The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer.

Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

Rationale for the Amalgamation of ICICI with ICICI Bank

The management and board of directors of ICICI believed that the amalgamation would enhance value for shareholders of ICICI through the merged entity's access to low-cost deposits, greater opportunities for earning fee-based income and the ability to participate in the payments system and provide transaction-banking services. The management and board of directors of ICICI Bank believed that the amalgamation would enhance value for shareholders of ICICI Bank through a large capital base and scale of operations, seamless access to ICICI's strong corporate relationships built up over more than 45 years, entry into new business segments, higher market share in various business segments, particularly fee-based services, and access to the vast talent pool of ICICI and its subsidiaries.

Following the amalgamation, the merged entity became the second largest among all banks in India, ranked on the basis of their total assets. The merged entity seeks to leverage on its large capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. The merged entity believes that it has improved capability to offer a wider range of products and services, ranging from project finance to retail finance, with a diversified resource base, improved portfolio risk management capability and deeper client relationships.

The amalgamation of ICICI Capital Service and ICICI Personal Financial Services (which were wholly-owned subsidiaries of ICICI) with ICICI Bank consolidates and integrates the retail business, which will be a key driver of growth for the merged entity, with respect to both assets and liabilities. Both ICICI Bank's and the ICICI group's retail strategy was based on the offering of multiple products through multiple delivery channels to provide choice and convenience to customers. The channels were owned and managed by different subsidiaries of ICICI. Offering the entire range of products and services through multiple channels also results in greater economies of scale.

See "Risk Factors" for factors that could cause the merged entity's results to differ materially from the forward-looking statements. See "Forward-Looking Statements" for information regarding the safe-harbor protection for forward-looking statements.

Shareholding of ICICI in ICICI Bank

At year-end fiscal 2002, ICICI held 101,395,949 shares of ICICI Bank, representing 46.0% of the equity share capital of ICICI Bank. Pursuant to the provisions of the Scheme of Amalgamation, ICICI transferred all of the ICICI Bank shares held by it to the ICICI Bank Shares Trust with the Western India Trustee & Executor Company Limited as the Trustee, to hold such ICICI Bank shares in trust exclusively for the benefit of ICICI and its successors. These shares constituted 16.5% of the equity share capital of the merged entity. The Trustee did not have any voting rights with respect to these shares. The Scheme of Amalgamation provided that the Trustees were to divest or otherwise dispose of the shares within 24 months of the amalgamation becoming effective and remit the proceeds of divestment to the merged entity. The Trustee had the discretion to extend this period based on the prevailing market conditions. These shares are accounted for as treasury stock under US GAAP in the unaudited pro forma condensed consolidated financial data for ICICI Bank and ICICI. See "Unaudited Pro Forma Condensed Consolidated Financial Data for ICICI Bank and ICICI". These shares were sold by the Trust through the stock exchange to institutional investors on September 26, 2002 at an average sale price of approximately Rs. 130 per share. The settlement date for this transaction is October 3, 2002.

Shareholding Structure and Relationship with the Government of India

The merged entity operated as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any shares of the merged entity. However, reflecting the dominant role of the Indian government in the Indian economy and ICICI's status as a public financial institution named in the Indian Companies Act, ICICI's principal shareholders were government-controlled. They included the Life Insurance Corporation of India, the General Insurance Corporation of India and its subsidiaries and the Unit Trust of India. Consequent to the amalgamation of ICICI with ICICI Bank, these government-controlled shareholders have received shares in ICICI Bank in exchange for their shareholding in ICICI. There is no shareholders agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. ICICI Bank is the surviving legal entity in the amalgamation. Accordingly, the merged entity is not a public financial institution. See "Supervision and Regulation – Public Financial Institution Status" for a discussion of ICICI's public financial institution status and the implications of the absence of such status for the merged entity.

The following table sets forth, at September 2, 2002, certain information regarding the ownership of the merged entity's equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:		
Life Insurance Corporation of India	8.56	52,455,024
General Insurance Corporation of India and its subsidiaries..................................	7.28	44,619,717
Unit Trust of India	3.32	20,333,495
Other government-controlled institutions, corporations and banks........................	1.64	10,052,617
Total government-controlled shareholders	20.81	127,460,853
Other Indian investors:		
Individual domestic investors [1][2]	9.76	59,857,977
Bajaj Auto Limited	3.51	21,519,880
Indian corporates and others (excluding Bajaj Auto Limited)................................	1.33	8,134,021
Mutual funds and banks (other than government-controlled banks)	1.46	8,963,396
The Western India Trustee & Executor Co. Ltd. – ICICI Bank Shares Trust [3][4]	16.54	101,395,949
Total other Indian investors	32.61	199,871,223
Total Indian investors	53.42	327,332,076
Foreign investors:		
Deutsche Bank Trust Company Americas, as depositary[3][5]	25.71	157,619,322
Foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians [2]	20.89	128,080,006
Total foreign investors..	46.60	285,699,328
Total	100.0	613,031,404

_____

(1) Executive officers and directors as a group held less than 0.1% of the equity shares as of this date.

(2) No single shareholder in this group owned 5.0% or more of the merged entity's equity shares as of this date.

(3) Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which owned 25.7% of the merged entity's equity shares as of this date, could only vote 10.0% of the merged entity's equity shares.

(4) These shares were sold by the Trust through the stock exchange to institutional investors on September 26, 2002. The settlement date for the transaction is October 3, 2002.

(5) Deutsche Bank Trust Company Americas holds the shares as depositary on behalf of holders of all 78.81 million ADSs outstanding which are listed on the New York Stock Exchange. In March 2000, 15.91 million

ADSs were offered in a SEC-registered public offering. In June 2002, 62.90 million ADSs were issued following the exchange offer of ICICI's ADSs for ICICI Bank's ADSs pursuant to the amalgamation.

Under the terms of the loan and guarantee facilities provided by the government of India to ICICI that have been transferred to the merged entity consequent to the amalgamation, the government of India is entitled to appoint and has appointed one representative to the board of the merged entity. ICICI had traditionally invited a representative each of the government-controlled insurance companies that are the merged entity's principal domestic institutional shareholders, General Insurance Corporation of India and its subsidiaries and Life Insurance Corporation of India, generally their respective Chairman, on its board. However, currently there is no representation of these shareholders on the merged entity's board. The merged entity had, effective May 3, 2002, appointed the then Chairman of General Insurance Corporation of India, Mr. D. Sengupta, to its board. He has resigned from the board effective June 30, 2002, upon completion of his tenure as Chairman of General Insurance Corporation of India. The merged entity expects to appoint the recently-appointed Chairman of Life Insurance Corporation of India, and the Chairman of General Insurance Corporation of India, when appointed, to its board. See "Management—Directors and Executive Officers" for a discussion of the composition of the merged entity's board of directors.

ICICI raised US$ 315 million through an offering of 32.14 million ADSs in September 1999. ICICI Bank raised US$ 175 million through an offering of 15.91 million ADSs in March 2000. Pursuant to the amalgamation of ICICI with ICICI Bank, holders of ADSs in ICICI have been issued ADSs in ICICI Bank. The depositary has the right to vote on the equity shares represented by the ADSs as directed by the merged entity's board of directors. The merged entity does not have any agreement with its government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter.

The holding of foreign investors increased to 46.6% in the merged entity at September 2, 2002 from 35.6% in ICICI Bank at year-end fiscal 2001, primarily due to the issue of ADSs and equity shares of the merged entity to the ADS holders and foreign shareholders of ICICI pursuant to the amalgamation. The holding of foreign investors in ICICI at year-end fiscal 2001 was 47.8%. The holding of foreign investors in ICICI Bank increased to 35.6% at end-fiscal 2001 from 20.0% at year-end fiscal 2000, primarily due to the increase in the holding of foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians to 17.3% from 3.9% (including due to the divestment by ICICI of shares in ICICI Bank to foreign institutional investors during March 2001). The holding of Deutsche Bank Trust Company Americas as depositary increased to 25.7% in the merged entity at September 2, 2002 from 14.4% in ICICI Bank at year-end fiscal 2001 due to the issue of ADSs of the merged entity to ADS holders of ICICI pursuant to the amalgamation. The holding of Deutsche Bank Trust Company Americas as depositary declined to 14.4% in ICICI Bank at year-end fiscal 2001 from 16.2% at year-end fiscal 2000 due to the issue of equity shares to the equity shareholders of Bank of Madura pursuant to the amalgamation of Bank of Madura with ICICI Bank.

The holding of government-controlled shareholders increased to 20.8% in the merged entity at September 2, 2002 from 3.1% in ICICI Bank at year-end fiscal 2001, primarily due to the issue of equity shares of the merged entity to the government-controlled shareholders of ICICI pursuant to the amalgamation. The holding of government-controlled shareholders in ICICI at year-end fiscal 2001 was 33.6%. The holding of government-controlled shareholders in ICICI Bank declined to 3.1% at year-end fiscal 2001 from 5.4% at year-end fiscal 2000, primarily due to sale of ICICI Bank's equity shares by Unit Trust of India and issue of equity shares to shareholders of Bank of Madura pursuant to the amalgamation of Bank of Madura with ICICI Bank. The holding of Life Insurance Corporation of India increased to 8.6% in the merged entity at September 2, 2002 from 0.1% in ICICI Bank at year-end fiscal 2001 primarily due to the issue of equity shares of the merged entity to Life Insurance Corporation of India in exchange for its shareholding in ICICI pursuant to the amalgamation.

The holding of other Indian investors (including the ICICI Bank Shares Trust) declined to 32.6% in the merged entity at September 2, 2002 from 74.7% (including shares held by ICICI) in ICICI Bank at year-end fiscal 2000, primarily due to the divestment of equity shares by ICICI in March 2001 and between April-August 2001 and issue of ADSs and equity shares of the merged entity to the ADS holders and foreign shareholders of ICICI pursuant to the amalgamation.

The shares of the merged entity held by the ICICI Bank Shares Trust were sold by the Trust through the stock exchange to institutional investors on September 26, 2002 at an average sale price of approximately Rs. 130 per share. Through this transaction, Hamblin Watsa Investment Counsel, an affiliate of Lombard Insurance, Canada, through its registered foreign institutional investor entity Orcasia Limited, acquired 42.3 million equity shares of the merged entity, or 6.9% of the merged entity's equity share capital. Government of Singapore Investment Corporation acquired 42.0 million equity shares of the merged entity or 6.9% of the merged entity's equity share capital. The settlement date for this transaction is October 3, 2002.

Strategy

The merged entity's objective is to enhance its position as a premier provider of banking and other financial services in India.

The key elements of its business strategy are to:

- leverage on the synergies of the amalgamation of ICICI with ICICI Bank;

- focus on profitable, quality growth opportunities by:
  - maintaining and enhancing its strong retail franchise;
  - maintaining and enhancing its strengths in corporate banking; and
  - building an international presence;

- emphasize conservative risk management practices and enhance asset quality;

- use technology for competitive advantages; and

- attract and retain talented professionals.

Leverage on the Synergies of the Amalgamation of ICICI with ICICI Bank

With the amalgamation, the merged entity is now the second largest bank in India in terms of total assets. The amalgamation has increased ICICI Bank's capital base and expanded the scope of its business operations. The merged entity aims to leverage on its increased capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. It aims to take advantage of the combination of ICICI's large capital base with ICICI Bank's strong deposit raising capabilities to develop and increase its market share in profitable business lines.

Focus on Profitable, Quality Growth Opportunities by:

Maintaining and Enhancing Its Strong Retail Franchise

ICICI Bank has over the years achieved significant growth in its retail deposit base. ICICI Bank has offered a wide range of products and services to its retail liability customers, including deposits, debit cards, fund transfer facilities and utility bill payment services. ICICI Bank has been able to attract customers through innovative products such as "Power Pay", its direct deposit product that allows its corporate customers' employee salaries to be directly credited to special savings accounts. ICICI had also built a large base of retail bondholders. The merged entity aims to market its retail liability products to these bondholders and significantly increase the number of retail customer accounts to increase the merged entity's market share in retail deposits. The merged entity's subsidiary ICICI Prudential Life Insurance Company Limited offers life insurance products, which are also distributed through the merged entity's branches.

The merged entity believes that retail credit offers a major growth opportunity in view of the low levels of penetration of retail credit in comparison with other countries, and upward migration of households from lower to higher income levels. ICICI Bank's retail credit products included credit cards, loans against time deposits and loans against shares. ICICI offered a wide range of retail credit products including home loans (including through its wholly-owned subsidiary ICICI Home Finance Company Limited), automobile loans and personal loans. ICICI's retail assets increased significantly during fiscal 2002. With the amalgamation, the merged entity now offers the entire range of retail credit products. The retail business forms an integral part of the merged entity's portfolio diversification strategy. The merged entity believes that it is among the market leaders in all retail credit products, based on publicly available data and its own market estimates. The merged entity would continue to build on its leadership position in retail credit.

The merged entity earns fee income from its retail banking operations, including retail loan processing fees, credit card and debit card fees, and retail transaction fees. Its ATM acquiring business also generates fee income when customers of other banks execute transactions at the merged entity's ATMs. The merged entity has also entered the credit card acquiring business, in which it earns fee income on transactions executed at merchant point of sale terminals owned by the merged entity. The merged entity also offers its customers depositary share accounts and direct sales of third party mutual funds and Reserve Bank of India bonds, for which it earns fee income. The merged entity's Internet banking services include Money2India, an online remittance facility for non-resident Indians, which generates fee income.

ICICI Bank's and ICICI's business strategy in the retail business has been to build a strong financial services brand, offer a comprehensive range of innovative products and services across the country using multiple distribution channels, provide efficient customer service, establish strong risk management practices, develop technology-enabled processing systems and focus on operating efficiency. The merged entity believes that these initiatives have provided a distinct competitive advantage in the retail business. A strong corporate and product advertising strategy has created a strong retail identity. Studies by independent market research agencies commissioned by the merged entity have shown that the ICICI brand is the number two financial services brand in India in terms of spontaneous brand recall. ICICI Bank's and ICICI's innovations in products and distribution methods, such as the Internet, call center and doorstep service through a wide network of direct marketing agents, have been well-received by the market. The merged entity's use of online delivery channels offers added convenience for customers while reducing the cost of financial transactions and the need to have an extensive branch network. The merged entity seeks to control retail credit portfolio quality through its focus on risk management. The merged entity seeks to leverage economies of scale to control its distribution and processing costs. The merged entity aims to create a customer-focused organization aimed at providing better levels of customer service and to cross-sell its retail credit and liability products and services to all its customers.

Maintaining and Enhancing Its Strengths in Corporate Banking

ICICI Bank's corporate lending products and services consisted principally of working capital finance and term lending. Over the past few years, ICICI Bank shifted its focus in favor of financing large, highly rated corporations, although it continued to seek to identify and gain market share in the new growth sectors of the Indian economy. ICICI Bank also focused on supply chain financing, including the financing of selected suppliers and dealers of its existing corporate clients. ICICI Bank benefited from ICICI's strong corporate relationships in expanding its own corporate banking activities. ICICI had a track record of more than 45 years of providing financial products and services to Indian companies. It enjoyed a strong market position in project finance, including the infrastructure sector. It had also established a significant presence in the business of providing non-project finance to leading corporations in India, classified as corporate finance. ICICI focused on structured finance including securitization and customized financing structures. With the amalgamation, ICICI's project finance and corporate finance businesses now form part of the merged entity's operations.

ICICI Bank earned fee income in its corporate banking business principally from issuing standby letters of credit or guarantees, documentary credits and similar instruments, providing cash management services and foreign exchange transactions. ICICI Bank's ability to increase its share of such business was limited by its capital base, while ICICI as a non-banking entity could not participate in working capital consortiums of corporations . The larger capital base of the merged entity will enable it to take larger non-fund based exposures. The merged entity has developed countrywide collection and payment mechanisms for rural and cooperative banks with limited geographic presence. ICICI also earned fee income from structuring, syndication and advisory services. The merged entity will continue to seek to develop value-added products and services in an effort to enhance its market share and to increase its recurring fee income.

The merged entity's corporate banking business will focus on leveraging its strong corporate relationships and increased capital base to increase its market share in non-fund based working capital products and fee-based services. Its corporate lending activities will focus on structured finance, corporate finance and working capital lending to highly-rated corporations, as well as working capital lending to emerging corporates that are suppliers or dealers of large corporations. The merged entity will also focus on achieving directed lending obligations to the agricultural sector through carefully structured credit products. The merged entity will seek to actively manage its asset portfolio through securitisation of assets as well as through acquisition of credit portfolios from other institutions and banks, to diversify the portfolio, reduce long-term balance sheet exposures and maximize risk adjusted returns. The merged entity continues to develop its expertise in providing value-added advisory services, such as project structuring and syndication. The merged entity's goal is to provide a comprehensive and integrated service to corporate treasurers through its solution managers. The merged entity's subsidiary ICICI Lombard General Insurance Company offers general insurance products to the merged entity's corporate customers and seeks to capitalize on the merged entity's corporate relationships. The merged entity aims to increase the cross-selling of its products and services and maximize the value of its corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs.

Building an International Presence

ICICI had already established a presence in the international markets, primarily in the areas of trade finance, information technology and investment banking. ICICI Bank also provided banking products and services for the non-resident Indian community. The merged entity believes that the international markets present a major growth opportunity and has therefore expanded the range of its international business initiatives. ICICI had set up an International Business Group in fiscal 2002 to develop and implement a focused strategy for the international business.

The international business strategy is based on leveraging home country links for international expansion by capturing market share in select international markets. The critical strengths, which can be leveraged to create value, include strong relationships with domestic corporations, access to local currency markets, strong domestic distribution network and cultural ties with the home country. The initial focus areas would be supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. ICICI Bank had over the last few years built a large network of correspondent relationships across all major countries. Most of these countries have significant trade and other relationships with India. The merged entity is focusing on correspondent banking business including letters of credit advising and confirmation, issuance of stand by letters of credits/guarantees on behalf of correspondent banks, payment services for remittances, Indian rupee account and clearing services.

The merged entity has identified the United States, United Kingdom, the Middle-East and South-East Asia as the key regions for establishing its international presence. The merged entity has already established representative offices in New York and London and is awaiting regulatory approval for offices in Singapore, Canada and the United Arab Emirates.

Emphasize Conservative Risk Management Practices and Enhance Asset Quality

The merged entity believes that conservative risk management policies, processes and controls are critical for long-term sustainable competitive advantages in its business. The merged entity's Risk, Compliance and Audit Group is an independent, centralized group responsible for establishing and implementing company-wide risk management policies, with an increasing focus on enhancing asset quality. The merged entity will continue to build on its credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms. The merged entity expects to enter new product markets only after conducting detailed risk analysis and pilot testing programs.

To reduce risk, the merged entity is in the process of diversifying its loan portfolio towards retail lending, shorter-term working capital and corporate lending to highly-rated corporate customers and structured finance. In addition, the merged entity seeks to lower the credit risk profile of the project and corporate loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. The merged entity is also trying to mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. The merged entity seeks to control credit risk in the retail loan portfolio through carefully designed approval criteria and credit controls and efficient collection and recovery systems. The merged entity has placed emphasis on recruiting experienced retail credit professionals to staff its retail credit approval function. The merged entity has also established standards and investigative verification procedures for selection of its marketing and processing agents.

Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization, with asset quality parameters being a key factor in employee performance evaluation. The merged entity believes it is the market driver in India in achieving early settlements with troubled borrowers, thus maximizing its cash flows from these loans. The merged entity's Special Asset Management Group has the responsibility for taking care of large impaired loans and accounts under watch.

Use Technology for Competitive Advantages

The merged entity seeks to be at the forefront of technology usage in the financial services sector. Information technology is a strategic tool for the merged entity's business operations to gain competitive advantage and to improve overall productivity and efficiency of the organization. All of the merged entity's technology initiatives are aimed at enhancing value, offering customer convenience and improved service while optimizing costs.

The merged entity expects to continue with its policy of making investments in technology to achieve a significant competitive advantage. ICICI Infotech, a company promoted by ICICI, currently manages substantially all of the merged entity's key technology projects.

The key objectives behind the merged entity's information technology strategy continue to be:

- building a cost-efficient distribution network to accelerate the development of its retail franchise;

- enhancing cross-selling and client segmenting capability by using analytical tools and efficient data storage and retrieval systems;

- improving credit risk and market risk management; and

- improving product, client and business unit profitability analysis to enable optimal capital allocation.

Attract and Retain Talented Professionals

The merged entity believes a key to its success will be its ability to continue to maintain and grow a pool of strong and experienced professionals. The merged entity has been successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, techno logy and marketing. Recruitment is a key management activity led by the Managing Director and Chief Executive Officer and the merged entity continues to attract graduates from the premier Indian business schools.

The merged entity's management team is committed to enhancing shareholder value and all of the merged entity's performance targets seek to meet this primary objective. The merged entity believes it has created the right balance of performance bonus, stock option and other economic incentives for its employees so that they will be challenged to develop business, achieve profitability and asset quality targets and control risk. In the last two years, the merged entity and its predecessors have conducted a comprehensive review of their organizational structure and procedures, working with internationally recognized consulting firms. The merged entity intends to continue to re-engineer its management and organizational structure to allow it to respond effectively to changes in the business environment and enhance its overall profitability.

Principal Business Activities

ICICI Bank's principal business activities during fiscal 2002 included corporate banking, retail banking and treasury operations. The following table sets forth, for the periods indicated, the share of ICICI Bank's corporate and retail banking deposits and loans in its total business.

	At March 31, 2001			At March 31, 2002		
	Corporate banking	Retail banking	Total	Corporate banking	Retail banking	Total
	(in Rs. billion, except percentages)					
Gross loans	91.4	4.9	96.3	68.5	7.2	75.7
% of total..........................	94.9%	5.1%	100.0%	90.5%	9.5%	100.0%
Deposits............................	63.8	100.5	164.3	151.3	173.9	325.2
% of total..........................	38.8%	61.2%	100.0%	46.5%	53.5%	100.0%

In corporate banking, ICICI Bank made working capital loans and t erm loans to its corporate borrowers, took deposits from corporate customers and provided a range of fee-based products and services. In retail banking, ICICI Bank took deposits from retail customers through multiple products and delivery channels and offered certain retail credit products, primarily credit cards, loans against time deposits and loans against shares. ICICI Bank's treasury managed its balance sheet, including by maintaining required regulatory reserves. In addition, ICICI Bank's treasury sought to optimize profits from its trading portfolio by taking advantage of market opportunities.

Pursuant to the amalgamation, ICICI's business activities comprising corporate banking (including project finance, corporate finance and working capital) and retail banking (including retail lending activities and retail savings products) have been transferred to the merged entity. ICICI also provided investment banking services, venture capital, non-life insurance and life insurance through its subsidiaries, which have become subsidiaries of the merged entity consequent to the amalgamation. Since the amalgamation, the merged entity and its subsidiaries have engaged in all of the principal business activities of ICICI Bank and ICICI and its subsidiaries.

Corporate Banking

General

ICICI Bank's key corporate banking products included loan products and fee and commission-based products and services. ICICI Bank's principal loan products consisted of working capital loans, including cash credit facilities (a revolving floating rate asset-backed overdraft facility) and bill discounting (a type of receivables financing), and term loans. Fee and commission-based products and services included documentary credits and standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts, cross border trade services and payment services. Most of these fee and commission-based products and services provide recurring fees from each customer. ICICI Bank also took rupee or foreign currency deposits with fixed or floating interest bases from its corporate customers. ICICI Bank's deposit taking products included certificates of deposit, checking accounts and time deposits. ICICI Bank delivered its corporate banking products and services through a combination of physical branches, correspondent banking networks, telephone banking and the Internet.

ICICI's corporate banking operations provided a range of products and services to India's leading corporations and growth-oriented, middle market commercial enterprises. This included project finance in the infrastructure, oil, gas and petrochemicals, and manufacturing sectors, corporate and working capital finance and investment banking services. In addition, ICICI also provided venture capital funding and a range of fee and commission based services, including investment banking, advisory services, loan syndication, letters of credit, custodial services and corporate risk management services.

Corporate Loan Products

The merged entity offers the corporate loan products offered by each of ICICI Bank and ICICI during fiscal 2002. ICICI Bank's corporate loan products were primarily working capital finance and term loans. ICICI Bank offered a substantial portion of its corporate loans on a floating rate basis linked to its prime lending rate. ICICI's corporate loan products consisted primarily of term loans, for both project finance and corporate finance. For details on ICICI Bank's and ICICI's loan portfolio, see "– Loan Portfolio".

Working Capital Finance

Under working capital finance, the merged entity offers its customers cash credit facilities and bill discounting. At year-end fiscal 2002, ICICI Bank's gross working capital loans outstanding were Rs. 37.34 billion (US$ 765 million), constituting 49.3% of ICICI Bank's gross loan portfolio.

Cash Credit Facilities

Cash credit facilities are the most common form of working capital financing in India. Cash credit facilities are given to borrowers to finance the cash flow gap arising out of the time difference between the purchase of raw materials and the realization of sale proceeds of the borrower's products. A cash credit facility is a revolving overdraft line of credit for meeting the working capital needs of companies and is generally backed by current assets like inventories and receivables. Under the cash credit facility, a line of credit is provided up to a pre-established amount based on the borrower's projected level of inventories, receivables and cash deficits. Up to this pre-established amount, disbursements are made based on the actual level of inventories and receivables. A portion of the cash credit facility can also be made in the form of a demand loan. A cash credit facility is typically given to companies in the manufacturing, trading and service sectors on a floating interest rate basis. Interest is earned on this facility on a monthly basis, based on the daily outstanding amounts. The facility is generally given for a period of up to 12 months, with a review after that period. The merged entity's cash credit facility is generally fully secured with full recourse to the borrower. In most cases, the merged entity has a first lien on the borrower's current assets, which normally are inventory and receivables. Additionally, in some cases, the merged entity may take further security of a first or second lien on fixed assets including real estate, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

Cash credit facilities are extended to borrowers by a single bank, multiple banks or a consortium of banks with a lead bank. The nature of the arrangement is usually agreed between the bank(s) and the borrower and depends upon the amount of working capital financing required by the borrower, the risk profile of the borrower and the amount of loan exposure a single bank can take on the borrower. Though in the past ICICI Bank extended cash credit facilities on its own, the merged entity is focused on more highly rated large corporations and is increasingly participating in multiple bank and consortium arrangements. For a description of these arrangements, see "— Loan Portfolio — Collateral — Completion, Perfection and Enforcement". Regardless of the arrangement, the merged entity undertakes its own due diligence and follows its credit risk policy to determine whether it should lend money to the borrower and, if so, the amount to be lent to the borrower and the rate of interest to be charged. For more details on the merged entity's credit risk procedures, see "— Risk Management — Credit Risk".

Bill Discounting : Bill discounting involves the financing of short-term trade receivables through negotiable instruments. These negotiable instruments can then be discounted with other banks if required, providing the merged entity with liquidity. In addition to traditional bill discounting, the merged entity also provides customized solutions to its corporate customers having large dealer networks. Loans are approved to dealers in the form of working capital lines of credit, based on analysis of dealer credit risk profiles. These dealer financing facilities help the merged entity to strengthen its relationships with its corporate customers and may be expanded into Internet-based corporate banking services.

The merged entity seeks to extend its reach to the growing small and medium enterprises sector without the accompanying high credit risks which are normally associated with advances to small and medium enterprises, through its Emerging Corporates Group. This group focuses on supply chain financing, including the financing of selected suppliers of the merged entity's existing corporate clients. Typically, the financing is in the form of short-term revolving facilities with overdraft or bill discounting limits and is extended only to carefully pre-selected suppliers and dealers to be used only for genuine transactions with the merged entity's corporate clients. This group will be progressively moving towards a fee-based revenue model rather than asset-driven growth.

Term Loans

Term loans are amortizing loans given typically for a period of between three and seven years for financing projects, core working capital requirements and normal capital expenditures. Term loans may also be given for financing acquisitions. The merged entity's term credits include rupee loans, foreign currency loans, lease financing and subscription to preferred stock. These products also include marketable instruments such as fixed rate and floating rate debentures. In the case of rupee and foreign currency loans and debentures, the merged entity generally has a security interest and first lien on all the fixed assets of the borrower. The security interest typically includes property, plant and equipment and other tangible assets of the borrower. At year-end fiscal 2002, ICICI Bank's gross term loans outstanding were Rs.7.31 billion (US$ 150 million), constituting 9.7% of ICICI Bank's gross loan portfolio.

For over 45 years, ICICI had financed a vast majority of India's largest projects in the private sector. The merged entity's project finance activities include medium-term and long-term lending to the manufacturing sector and structured finance to the infrastructure and oil, gas and petrochemicals sectors. The merged entity's project finance business consists principally of extending rupee loans to its clients although it does provide financing in foreign currencies. The merged entity also provides guarantees to foreign lenders and export credit agencies, on behalf of its clients, typically for large projects in the infrastructure sector.

The merged entity's manufacturing sector financing includes project-based lending to companies in traditional manufacturing sectors, including iron, steel and metal products, textiles, machinery and capital goods, cement and paper. As a result of structural changes to the Indian economy, trade liberalization and the downturn in prices of several major market commodities, many of these industry segments have gone through a period of stress over the las t few years. Given ICICI's emphasis on improving asset quality in view of the prevailing environment, ICICI had restricted approvals for new projects in the manufacturing sector.

In 1996, ICICI had created a specialized oil, gas and petrochemicals group to capitalize on the growth in financing opportunities afforded by ongoing deregulation and privatization in these sectors. ICICI's significant in-house expertise in project financing in the areas of oil exploration and production, refineries, pipelines, liquefied natural gas, petrochemicals and fertilizers enabled it to attain a pre-eminent position in financing this sector. This was acknowledged by the government of India and the business community and resulted in ICICI playing a significant role in policy formulation.

In 1996, ICICI had established a specialized group with the objective of capitalizing on business opportunities in infrastructure sector, including power, telecommunications, urban infrastructure and transportation. The merged entity believes this group is a market leader in terms of the number of infrastructure project finance mandates awarded among those projects that meet its credit risk criteria. The merged entity focuses on project structuring and syndication and advisory services.

ICICI had expanded its product mix to include a variety of products that are designed to allow clients to effectively manage their balance sheets and cash flows, mitigate risks and enhance the credit rating of certain of their debt issuances. ICICI's structured products group, set up in 1997, focused specifically on the application of securitization techniques to credit enhance our traditional lending products. The merged entity believes securitization will be a growth area in India. The securitization market in India is emerging and the merged entity is playing a leading role in its growth and development. The structured products group is also focusing on selling down of the merged entity's loans to better manage mismatches in the maturities of its assets and liabilities and to provide additional liquidity.

ICICI Bank and ICICI also provided lease financing for a wide range of imported and locally manufactured equipment. The merged entity extends fund based loans as well as stand by letters of credit facilities to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At year-end fiscal 2002, ICICI Bank's balance outstanding in respect of loans to corporates outside India was Rs. 620 million (US$ 12.7 million), representing approximately 0.8% of ICICI Bank's total gross loan portfolio.

Fee and Commission -Based Activities

The merged entity's fee and commission-based products and services include documentary credits, standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts and payment services. Prior to the amalgamation, these services were primarily offered by ICICI Bank. The merged entity also offers custodial services, loan syndication and advisory services. Prior to the amalgamation, these services were offered by ICICI.

Documentary Credits

The merged entity provides documentary credit facilities to its working capital loan customers both for meeting their working capital needs as well as for capital equipment purchases. For working capital purposes, the merged entity issues documentary credits on behalf of its borrowers for the sourcing of their raw materials and stock inputs. Lines of credit for documentary credits and standby letters of credit are approved as part of a working capital loan package provided to a borrower. These facilities, like cash credit facilities, are generally given for a period up to 12 months, with review after that period. Typically, the line is drawn down on a revolving basis over the term of the facility, resulting in a fee payable to the merged entity at the time of each drawdown, based on the amount and term of the drawdown.

The merged entity issues documentary credits on behalf of borrowers both for domestic and foreign purchases. Borrowers pay a fee to the merged entity based on the amount drawn down from the facility and the term of the facility. This facility is generally secured by the same collateral available for cash credit facilities. The merged entity may also take collateral in the form of cash deposits, in the range of 5.0% to 20.0% of the drawdown amount, from its borrowers before each drawdown of the facility.

At year-end fiscal 2002, ICICI Bank had a portfolio of documentary credits of Rs. 12.6 billion (US$ 258 million).

Standby Letters of Credit

The merged entity provides standby letter of credit facilities, called guarantees in India, that can be drawn down any number of times up to the committed amount of the facility. The merged entity issues standby letters of credit on behalf of its borrowers in favor of corporations and government authorities. The standby letters of credit are generally issued for the purpose of bid bonds, guaranteeing the performance of its borrowers under a contract as security for advance payments made to its borrowers by project authorities and for deferral of and exemption from the payment of import duties granted to its borrowers by the government against fulfillment of certain export obligations by its borrowers. The term of these standby letters of credit is generally up to 36 months though in specific cases, the term could be higher. This facility is generally secured by collateral similar to that of documentary credits.

At year-end fiscal 2002, ICICI Bank had a portfolio of standby letters of credit of Rs. 21.1 billion (US$ 432 million).

Forward Contracts and Interest and Currency Swaps

The merged entity provides forward contracts to its customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. The merged entity generally provides this facility for a term of up to six months and occasionally up to 12 months. The merged entity also offers interest rate and currency swaps to its customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. The merged entity offers these swaps for a period ranging from three to 10 years. The merged entity's customers pay a commission for this product that is included in the price of the product and is dependent upon market conditions. The merged entity also hedges its own exchange rate risk related to its foreign currency trading portfolio with products from banking counterparties.

At year-end fiscal 2002, ICICI Bank had a portfolio of outstanding forward contracts of Rs. 127.7 billion (US$ 2.6 billion) and a portfolio of interest and currency swaps of Rs. 51.2 billion (US$ 1.0 billion).

Cash Management Services

Under cash management services, the merged entity offers its corporate clients custom-made collection, payment and remittance services allowing them to reduce the time period between collections and remittances, thereby streamlining their cash flows. The merged entity's cash management products include physical check-based clearing in locations where settlement systems are not uniform, electronic clearing services, central pooling of country-wide collections, dividend and interest remittance services and Internet-based payment products. The merged entity's customers pay a fee to the merged entity for these services based on the volume of the transaction, the location of the check collection center and speed of delivery. This also results in low-cost funds being maintained for short durations in checking accounts of customers which the merged entity invests profitably.

The total amount handled by ICICI Bank under cash management services was Rs. 1,727.2 billion (US$ 35.4 billion) for fiscal 2002, resulting in fee income of Rs. 330 million (US$ 6.8 million) for ICICI Bank. At year-end fiscal 2002, ICICI Bank had 418 cash management service customers not including ICICI.

Trust and Retention Accounts

The merged entity offers trust and retention account facilities to lenders in limited and non-recourse project finance transactions who typically require the setting up of trust and retention accounts as part of the project financing structure, and its customers include power and telecommunications companies. This service enables the merged entity to capture the receivables of the project on behalf of the lenders and channel the cash flows in a pre-determined manner. The merged entity also offers escrow account facilities for securitization and merger and acquisition transactions. The merged entity's customers pay a negotiated fee to the merged entity for this product based on the complexity of the structure and the level of monitoring involved in the transaction.

Prior to the amalgamation, ICICI Bank actively provided these services and used the strengths of ICICI, as a leading project financier in the country, to obtain customers for these services. The cash flows managed by ICICI Bank under this product during fiscal 2002 were about Rs. 47.8 billion (US$ 979 million).

Payment Services

The merged entity offers online electronic payment facilities through its corporate Internet banking platform to its corporate customers and their suppliers and dealers as a closed user group, where the entire group is required to maintain bank accounts with the merged entity. The merged entity uses the Internet as the delivery platform for this business-to-business electronic commerce product, which it calls "i-payments". Under this service, payments from the merged entity's corporate customers to their suppliers and payments from the dealers to the merged entity's corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet the specific requirements of individual customers. The merged entity presently does not charge a fee for this service, as it results in large low-cost funds being maintained for short durations in checking accounts of customers, that the merged entity invests profitably.

At year-end fiscal 2002, there were 1,130 corporates on ICICI Bank's corporate Internet banking platform. A few of these corporates are also using the platform for making payments/receiving collections from their channel partners. Based on these statistics, the merged entity believes that, based on its corporate relationship base of over 2,500 customers, it has the potential to service a much larger number of large, medium and small corporate clients over the next few years.

Custodial Services

The merged entity has a significant market share as a custodian of overseas depositary banks for depositary receipt issues of Indian companies in the international markets. Prior to the amalgamation, these services were provided by ICICI. The total assets held in custody on behalf of ICICI's clients, mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors, increased to Rs. 247.7 billion (US$ 5.1 billion) at year-end fiscal 2002 from Rs. 219.9 billion (US$ 4.5 billion) at year-end fiscal 2001. In addition, the merged entity is registered as a depositary participant of National Securities Depositary Limited and Central Depositary Services (India) Limited, the only two securities depositaries operating in India, and provides electronic depositary facilities to investors including retail investors. To facilitate settlement services, the merged entity is the clearing member of clearing agencies of the leading stock exchanges.

Corporate Risk Management Services

The merged entity's risk management products are currently limited to foreign currency forward transactions and currency and interest rate swaps for selected approved clients. The merged entity believes, however, that the demand for risk management products will grow, and the merged entity is building the capabilities to grow this business. The merged entity is focusing particularly on setting up the sophisticated infrastructure and internal control procedures which are critical to this business.

Treasury Products

The merged entity provides liquidity management services to its corporate customers to enable them to invest their short-term cash surpluses in a variety of short-term treasury and deposit-based instruments, including treasury bills, commercial paper and certificates of deposit. These products allow the merged entity's customers to earn income on their short-term cash surpluses since deposits for periods of less than 15 days (seven days in respect of deposits over Rs. 1.5 million with effect from April 19, 2001) are non-interest-bearing pursuant to the Reserve Bank of India regulations. The merged entity also facilitates the holding of foreign currency accounts. Its target customers for these products are large public and private sector companies, provident funds and high net worth individuals.

Loan Syndication

ICICI had developed significant syndication capabilities while structuring and arranging large project finance transactions. The merged entity seeks to leverage these syndication capabilities to arrange project and corporate finance for its corporate clients and earn fee income, as well as to sell-down loans originated by the merged entity. The merged entity has been granted a merchant banking license by the Securities and Exchange Board of India.

Advisory Services

The merged entity provides additional advisory services to clients to complement its financing services. ICICI had been awarded mandates in various sectors and had focused particularly on advisory services in the energy sector.

Internet banking services

The merged entity provides Internet banking services to its corporate clients through ICICI Bank e-business, a finance portal which is the single point web based interface for all the merged entity's corporate clients. The Corporate Internet Banking platform of ICICI Bank e-business allows clients to conduct banking business online in a secure environment. Clients can view accounts online, transfer funds between their own accounts or to other accounts, among other services. The merged entity is the only Indian private sector bank offering foreign exchange trading through the Internet through FXOnline, a secure and user-friendly platform that makes it easy for clients to get live prices for their deals and transact from virtually anywhere in the world. FxOnline provides automated quotes for spots and forwards, with transparent prices in all transactions. The Debt Online channel allows companies to transact in government of India Securities in a seamless manner. This is achieved through straight through processing using a constituent subsidiary ledger Account. The client can view real time quotes offered by the merged entity and ICICI Securities. The client can use the chat facility to negotiate the deal over the Internet. The merged entity ensures credit of interest and redemption payments from the Reserve Bank of India to the client's bank account. The client can monitor transactions and the portfolio at any given time.

Investment Banking

The merged entity offers investment banking services to Indian corporate customers principally through ICICI Securities, its subsidiary. ICICI Securities was a subsidiary of ICICI prior to the amalgamation. ICICI Securities provides investment banking services through three main business lines – corporate advisory, fixed income and equities. The clients of ICICI Securities include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector – Non-Bank Finance Companies".

Corporate Advisory

ICICI Securities provides a variety of advisory services, including advice on financing and strategic transactions. ICICI Securities was one of the first Indian investment banks to form a dedicated mergers and acquisitions group to provide a range of services to large and mid-market Indian corporate clients, including business valuations, pricing and structuring of transactions, and financial and corporate restructuring. In addition, ICICI Securities provides specialized services, such as private equity syndication and privatization advisory services for public sector companies.

Fixed Income

The merged entity believes ICICI Securities is one of the market leaders in the Indian debt market, having been named the "Best Domestic Bond House in India – 2002" by Asiamoney. In fiscal 2002, ICICI Securities assisted public sector entities, financial institutions and corporates to raise over Rs. 160.0 billion (US$ 3.3 billion) of debt. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. As a primary dealer, ICICI Securities is permitted to underwrite the issuance of government securities and treasury bills and act as a market maker in these instruments. ICICI Securities was the first primary dealer to commence activity in interest rate derivative products such as interest rate swaps and forward rate agreements following their introduction by the Reserve Bank of India in July 1999. ICICI Securities is also a leading player in the non-government debt market in India. This activity primarily involves running a proprietary book in various money market instruments.

Equities

In equities, ICICI Securities offers a range of products including underwriting of equity offerings, public and private placement of corporate equity and assistance in buyback programs. Indian law prohibits ICICI Securities from holding or trading the merged entity's equity shares.

Other Corporate Banking Activities

International Banking Business

The merged entity's international business division is responsible for its international businesses in the retail, corporate and technology areas and for the international alliances required for its domestic businesses. This division seeks to leverage on the merged entity's home country links and technology competencies in financial services. The merged entity's international business services include foreign currency loans for imports and exports, documentary credits, standby letters of credit and collection and funds transfer services. The merged entity provides a wide range of cross-border banking services from 21 of its branches spread across the country. All of these branches are connected directly to the Society for Worldwide Inter-Bank Financial Telecommunication network (SWIFT), to quickly facilitate transactions. The merged entity also has correspondent arrangements with over 330 international banks covering all major countries with which India has trade relationships. These arrangements facilitate the execution of cross border transactions including letters of credit and funds transfers. The merged entity also provides travel-related banking services to its corporate customers including money changing, sale and cashing of travelers' checks and foreign currency remittances to international travel destinations. The merged entity's customers pay fees to it for substantially all of these products and services. In May and June 2002, the merged entity opened representative offices in London and New York.

Venture Capital Funding

The merged entity provides venture capital funding to start-up companies through its subsidiary ICICI Venture Funds Management Company Limited. Prior to the amalgamation, ICICI Venture was a subsidiary of ICICI. At year-end fiscal 2002, ICICI Venture managed or advised funds of Rs. 18.1 billion (US$ 370 million). The company focuses on the information technology and healthcare sectors. The merged entity believes that ICICI Venture is the leading private equity investor in India, having invested in a large number of the private equity deals completed in the country to date and having established a track record of successfully exiting from several investments.

Non-Life Insurance

Following the deregulation of the insurance sector, private sector companies have been allowed to enter the insurance business. In the non-life insurance sector, ICICI had entered into a joint venture partnership with Lombard Canada Limited in fiscal 2001. ICICI had a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company Limited, obtained the license to conduct general insurance business in August 2001 and since then has commenced operations. Pursuant to the amalgamation, ICICI Lombard has become a subsidiary of the merged entity.

Products for Other Banks

Various cooperative banks and rural banks in India are limited to specific regions or states of India. These banks need relationships with banks present in most of the large cities in India to be able to service the needs of their customers for country-wide collection and payment. The merged entity offers customized products and solutions for cooperative banks. Although the merged entity does not charge a fee for these products, they result in amounts being maintained with the merged entity in non-interest-bearing current accounts that it can invest profitably.

Corporate Loan Pricing

The merged entity prices its loans to corporate borrowers based on four factors:

- its internal credit rating of the company;

- the maturity of the loan;

- the nature of the banking or financing arrangement (either a single bank, multiple bank or consortium arrangement);

- the collateral available; and

- market conditions.

For a description of the merged entity's credit rating system, see "– Risk Management – Credit Risk".

The Asset-Liability Management Committee of the merged entity's board of directors fixes prime lending rates based on yield curve factors, such as interest rate and inflation rate expectations, as well as the market demand for loans of a certain term and the merged entity's cost of funds. For corporate loans, the merged entity has three prime lending rates linked to the term of the loan and one prime lending rate for cash credit. The merged entity's prime lending rates effective September 1, 2002 are as follows:

Term	Prime lending rate
Up to one year	11.5
One to three years...	12.0
Over three years	12.5
Cash credit	13.0

Under the earlier Reserve Bank of India regulations, loan exposures through corporate debt instruments and bill discounting were not subject to the prime lending rate regulations. Banks could lend at an interest rate below their prime lending rates when delivery was through these products. From fiscal 2002, the Reserve Bank of India further liberalized the interest rate regime by allowing banks the freedom to lend below their respective prime lending rates pursuant to their internally approved guidelines.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

Priority Sector Lending

The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit on investment in plant and machinery of Rs. 10 million), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to certain limits and to specified state financial corporations and state industrial development corporations. ICICI Bank was required to comply with this priority sector lending pursuant to the above norms prior to the amalgamation.

The following table sets forth, at the dates indicated, ICICI Bank's priority sector loans broken down by type of borrower.

			At March 31,				% of net bank credit at March 31,
	1998	1999	2000	2001	2002	2002	2002
			(in millions, except percentages)				
Small scale industries .... Rs.	2,753 Rs.	3,510 Rs.	5,958 Rs.	5,592 Rs.	4,633 US$	95	9.9%
Others including small businesses....................	513	1,959	2,662	10,354	6,930	142	14.8
Agricultural sector	501	675	1,520	7,096	8,561	175	18.3
Total................................. Rs.	3,767 Rs.	6,144 Rs.	10,140 Rs.	23,042 Rs.	20,124 US$	412	43.0%

At year-end fiscal 2002, ICICI Bank's priority sector loans were Rs. 20.1 billion (US$ 412 million), constituting 43.0% of net bank credit.

While granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI's loans transferred to the merged entity were not subject to the priority sector lending requirement, the merged entity is required to maintain priority sector lending of 50.0% of its net bank credit on the residual portion of its advances (i.e. the portion of its total advances excluding advances of ICICI at year-end fiscal, 2002). This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of

40.0% of the total net bank credit of the merged entity. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for reckoning as priority sector advances apply to the merged entity.

The merged entity is required to comply with the priority sector lending requirements at the end of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank's net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from the merged entity, such as foreign exchange products and bill handling. At year-end fiscal 2002, ICICI Bank's export credit was Rs. 6.2 billion (US$ 127 million), constituting 13.3 % of its net bank credit.

Housing Finance

The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At year-end fiscal ICICI Bank's housing finance was Rs. 5.9 billion (US$ 121 million), comprising primarily investments that qualify as housing finance for this purpose.

Corporate Deposits

The merged entity takes deposits from its corporate clients with terms ranging from 15 days (seven days in respect of deposits over Rs. 1.5 million with effect from April 19, 2001) to seven years but predominantly from 15 days to one year. The merged entity routinely provides interest quotes for deposits in excess of Rs. 10 million on a daily basis (uncommon in India), based on rates in the inter-bank term money market and other money market instruments such as treasury bills and commercial papers. The Reserve Bank of India regulates the term of deposits in India but not the interest rates with some minor exceptions. Banks are not permitted to pay interest for periods less than seven days. Also, pursuant to the current regulations, the merged entity is permitted to vary the interest rates on its corporate deposits based upon the size range of the deposit so long as the rates offered are the same for every customer of a deposit of a certain size range on a given day. Corporate deposits include funds taken by the merged entity from large public sector corporations, government organizations, other banks and private sector companies. ICICI Bank's corporate deposits totaled Rs. 151.3 billion (US$ 3.1 billion) at year-end fiscal 2002, constituting 46.5 % of its total deposits and 39.1 % of its total liabilities at year-end fiscal 2002.

The merged entity offers a variety of deposit products to its corporate customers. The merged entity takes rupee or foreign currency denominated deposits with fixed or floating interest rates. The merged entity's deposit products for corporations include:

- current accounts — non-interest-bearing demand deposits;

- time deposits — fixed term deposits that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

- certificates of deposit — a higher cost type of time deposit.

The following table sets forth, at the dates indicated, ICICI Bank's corporate deposits by product.

	At March 31,				% of total at March 31,
	2000	2001	2002	2002	2002
	(in millions, except percentages)				
			Rs.	US$	
Current accounts –banks	Rs.	Rs. 909	1,090	22	0.7%
Current accounts-others	14,090	19,992	20,919	428	13.8
Time deposits-banks	15,335	20,900	44,230	906	29.2
Time deposits-others................	37,434	21,400	83,376	1,708	55.1
Certificates of deposits.............	377	553	1,708	35	1.2
Total	Rs. 68,090	Rs. 63,754	Rs. 151,323	US$ 3,099	100.0%

The following table sets forth, at the date indicated, the maturity profile of ICICI Bank's rupee term deposits (including deposits of banks) of Rs. 10 million (US$ 204,792) or more:

	At March 31,			% of total deposits
	2002			
	(in millions, except percentages)			
Less than three months	Rs.	51,264	US$ 1,050	15.8%
Above three months and less than six months		12,434	255	3.8
Above six months and less than twelve months...............................		41,149	843	12.6
More than twelve months		10,712	219	3.3
Total deposits of Rs. 10 million and more..	Rs.	115,559	US$ 2,367	35.5%

ICICI was one of ICICI Bank's deposit customers. At year-end fiscal 2002, ICICI Bank had Rs. 2.2 billion (US$ 45.1 million) of current deposits and Rs. 2.1 billion (US$ 43 million) of time deposits from ICICI. ICICI Bank did not pay interest on these current deposits and paid interest on these time deposits until March 29, 2002 at the same rates at which it paid interest to all other time deposit customers.

The merged entity markets corporate deposits from branches and directly from its corporate office. The merged entity continues to be bankers to the market offerings of select companies on account of raising of equity or debt, buy back of equity and for acquisition of equity on account of takeovers. These companies are required to maintain the subscription funds with the bankers to the offering until the allotment of shares/buy back of shares and the refund of excess subscription is completed. This process generally takes about 15 to 30 days, resulting in short-term deposits with the merged entity. The merged entity acts as bankers to corporates for their dividend pay out to their shareholders and interest payout to bondholders, which results in mobilizing interest-free, float balances to the merged entity. The merged entity believes that its management of its corporate deposit customers as well as its ability to offer competitive rates on large deposits significantly reduces the volatility in its corporate deposit base. The merged entity also offers inter-bank call rate-linked floating rate deposits.

The growth in corporate deposits has been supplemented by the "anywhere banking service" offered by ICICI Bank and also by the merged entity, which allows multi-locational corporations in India to receive cash inflows and make payments in various cities by maintaining one central pooling account.

Client Coverage

In fiscal 2002, ICICI Bank created four new client relationship groups, namely, the Agriculture Banking Group, the Small and Medium Enterprises Group, the Transaction Banking Group and the Corporate Banking Group. The relationship managers of the Corporate Banking Group were responsible for identifying business opportunities for all medium and large sized corporates. The relationship managers provided a one-point contact and headed the total sales and relationship initiatives for all the business groups including the Small and Medium Enterprises Group, the Agriculture Group and the Transaction Banking Group. In fiscal 2002, ICICI created a team of dedicated client bankers, called the Client Relationship Group, which managed the relationship with corporate clients. To tap the business opportunities in public sector units, government and quasi-government agencies including municipal corporations, ICICI formed a dedicated Government and Institutional Group. ICICI Bank's client relationship groups worked in close coordination with ICICI's Client Relationship Group and Government and Institutional Group, to jointly market ICICI's and ICICI Bank's products and services to corporate, government and institutional customers. ICICI had separate groups for customers in the infrastructure (including telecommunications, transportation and urban infrastructure and energy, oil and gas) and shipping and related sectors. ICICI had a Structured Products Group responsible for structuring customized financing solutions for ICICI's customers.

Pursuant to the amalgamation, the merged entity has reorganized its organizational structure and corporate banking business around focused relationship and product groups. The merged entity's principal corporate relationship groups are the Corporate Solutions Group, the Government and Institutional Solutions Group, the Emerging Corporates Group and the Agri-Business Group. The Corporate Solutions Group is responsible for managing relationships and providing banking solutions to large, highly rated corporates. The Government and Institutional Group is a dedicated group for public sector units, government departments and authorities and quasi governmental agencies like municipal corporations. The Emerging Corporates Group and the Agri-Business Group work closely with the Corporate Solutions Group and the Government and Institutional Solutions Group to offer products and services to suppliers and dealers of the merged entity's large corporate customers. The principal corporate product groups are the Product and Technology Group which is responsible for delivery of products and services, the Structured Products and Portfolio Management Group which is responsible for supporting the product groups by designing financing structures that satisfy customer requirements while adequately mitigating risk and the Treasury which is responsible for designing and providing corporate treasury and risk management products and services. The merged entity has specialized groups for infrastructure project finance and manufacturing project finance (including oil, gas and petrochemicals and shipping). These groups focus on project appraisal and monitoring and work closely with the other relationship and product groups to provide a wider range of products and services, in addition to project financing, to the merged entity's project finance customers.

The relationship managers are supported by product specialists from the product groups who focus on product improvements and customization. The main focus of the relationship managers is to market the merged entity's products. In addition to the above, they cross sell the products offered by the merged entity's subsidiaries and affiliates.

Delivery Channels

Branch Network

The merged entity's corporate banking relationship groups are principally based at Mumbai, New Delhi, Chennai, Kolkata, Bangalore, Hyderabad, Ahmedabad, Pune, Vadodara, Coimbatore, Ludhiana, Chandigarh, Jaipur and Kochi. The merged entity's corporate banking services are delivered through its network of branches. At year-end fiscal 2002, the merged entity had 359 branches.

Correspondent Banking Networks

The merged entity has correspondent banking relationships with other banks in India with large physical branch networks to offer a broader coverage for its funds transfers and remittance related products. As a result of its correspondent banking associations, the merged entity provides remittance and cash management services at over 1,750 locations in India.

Retail Banking

General

The merged entity believes that the Indian retail financial services market is likely to experience significant growth in the future. ICICI Bank's retail banking operations primarily consisted of raising deposits from retail customers. ICICI Bank's total retail deposits were Rs. 173.9 billion (US$ 3.6 billion) or 53.5% of ICICI Bank's total deposits at year-end fiscal 2002 as compared to Rs. 100.5 billion (US$ 2.0 billion) or 61.2% of ICICI Bank's total deposits at year-end fiscal 2001. ICICI Bank's rapidly expanding retail franchise was augmented by the acquisition of Bank of Madura in fiscal 2001. The merged entity intends to continue to grow its retail deposits for funding purposes since retail deposits are a good source of low cost, stable funds. ICICI Bank also offered certain retail credit products, such as credit cards, loans against term deposits and loans against shares. ICICI's retail banking operations consisted of its consumer credit products such as automobile loans, home loans, two-wheeler loans, loans for commercial vehicles and personal loans. ICICI also offered retail liability products in the form of a variety of unsecured redeemable bonds and had built a customer base of about 3.5 million bondholders through issuances of bonds to the public. ICICI's former wholly owned subsidiary, ICICI Capital Services, was one of the largest distributors of financial and investment products in India. It also provided front-office services to the retail and semi-retail investors of ICICI, and undertook the management of the various ICICI centers, which were low-cost stand-alone offices acting as marketing and service centers, set up by ICICI. ICICI Personal Financial Services was also a wholly-owned subsidiary of ICICI, and was engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and its subsidiaries and affiliates. Both ICICI Capital Services and ICICI Personal Financial Services merged with and into ICICI Bank in the amalgamation. Until fiscal 2002, ICICI offered home loans directly and through its wholly-owned subsidiary ICICI Home Finance Company. ICICI Home Finance Company now distributes the merged entity's home loans to the merged entity's home loan customers.

Since the amalgamation, the merged entity and its subsidiaries and its affiliates have engaged in all of the principal business activities of ICICI Bank and ICICI and its subsidiaries. The merged entity's subsidiary ICICI Prudential Life Insurance Company, a joint venture between the merged entity and Prudential Corporation plc of the United Kingdom, offers a wide range of life insurance products. The merged entity's affiliate Prudential ICICI Asset Management Company, a joint venture between Prudential Corporation plc of the United Kingdom and the merged entity, offers a variety of mutual fund products.

All of the merged entity's retail products are marketed under the ICICI brand. To enhance the merged entity's brand equity, it undertakes comprehensive brand building and advertising campaigns with advertisements in print and television. Studies by independent market research agencies commissioned by the merged entity have shown that the ICICI brand is the number two financial services brand in India in terms of spontaneous brand recall.

Retail Deposits

The merged entity's retail deposit products include the following:

- time deposits including:

- recurring deposits, which are periodic deposits of a fixed amount over a fixed term that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

- certificates of deposit;

• savings accounts, which are demand deposits that accrue interest at a fixed rate set by the Reserve Bank of India (currently 4.0% per annum) and upon which checks can be drawn; and

• current accounts, which are non-interest-bearing demand deposits.

In addition to deposits from Indian residents, the merged entity accepts time and savings deposits from non-resident Indians, foreign nationals of Indian origin and foreign nationals working in India. These deposits are accepted on a repatriable and a non-repatriable basis and are maintained in rupees and select foreign currencies.

The following table sets forth, at the dates indicated, the balance outstanding by type of retail deposit.

					At March 31,			
		2000		2001		2002		
				Balance outstanding				% of total
				(in millions, except percentages)				
Current accounts	Rs.	930	Rs.	5,470	Rs.	7,565	US$ 155	4.4%
Savings accounts		5,330		18,786		24,970	511	14.4
Time deposits		24,310		76,244		141,365	2,895	81.2
Total retail deposits	Rs.	30,570	Rs. 100,500		Rs. 173,900		US$ 3,561	100.0%

For a description of the Reserve Bank of India's regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation — Regulations Relating to Deposits" and "Supervision and Regulation —Deposit Insurance".

In addition to its conventional deposit products, the merged entity offers a variety of special value-added products and services which seek to maximize returns as well as convenience for its customers.

Power Pay

In September 1996, ICICI Bank introduced "Power Pay", a direct deposit product for its corporate customers, to help them streamline their salary payment systems. At year-end fiscal 2002, over 7,600 corporate clients were using Power Pay, which allows their employees' salaries to be directly credited to a special savings account established for this purpose. This product provides the merged entity with a competitive advantage as these new payroll account holders often open other accounts with the merged entity, including time deposits. The merged entity also seeks to market its retail credit products to its payroll account holders. The merged entity aims to deliver value to corporates and their employees by offering end-to-end financial solutions from salary processing through strategic alliances, offering payment services through checks, debit and credit cards as well as online bill payment and in-house as well as third party investment vehicles.

Value Added Savings Account

The merged entity's value added savings account is a savings account product that offers the customer liquidity as well as high returns. This product provides automatic transfer of idle balances from savings accounts to time deposits, resulting in higher yields. Whenever there is a shortfall in the customer's savings accounts, deposits are transferred back from the time deposit account, automatically in units of Rs. 1,000 to meet the shortfall.

50

Private Banking

The merged entity's private banking services seek to meet the entire banking and financial advisory needs of customers with a relationship size in excess of Rs. 1 million. The merged entity offers private banking services at 55 branches in 22 cities. The merged entity offers financial planning and investment advisory services to assist its customers in their investment and savings plans.

Web Brokering

ICICI Web Trade Limited, a company promoted by ICICI, provides web brokering services. This service involves the online integration of a customer's depositary share accounts and bank accounts with the merged entity and securities brokerage accounts with ICICI Web Trade. This service has assisted the merged entity in its efforts to acquire new customers and low-cost savings deposits as each e-brokering customer is required to open a bank account.

Portfolio Investment Scheme (PINS)

The merged entity is one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges. Pursuant to this scheme of the Reserve Bank of India, these investors can trade on the Indian stock exchanges within a prescribed limit by obtaining an approval from a designated bank and by routing all the transactions through that bank. The merged entity reports all such transactions to the Reserve Bank of India as a designated bank. The merged entity also helps these investors with regulatory compliance, such as ensuring delivery based trading and limit monitoring and providing tax calculations.

Debit Cards

The merged entity offers an international debit card, branded as *ICICINCash*, in association with VISA International on its popular VISA Electron signature based platform. This provides a greater choice of payment solutions to customers. It provides customers a safer and more convenient alternative to carrying cash both locally and internationally. The *ICICINCash* debit card enables direct deductions of the purchase amount from the customer's account from any of 11 million VISA merchant establishments and ATMs around the world. The merged entity's debit card base has increased to over one million cards in July 2002.

Bond Issues

ICICI offered a variety of unsecured redeemable bonds to the Indian public. These bonds, which are not insured by any Indian authority, are designed to address various investor needs, such as the need for regular income, liquidity and tax saving. The merged entity has a customer base of about 3.5 million bondholders through ICICI's issuances of bonds to the Indian public. During fiscal 2002, ICICI raised Rs. 40.2 billion (US$ 823 million) through these bond issuances. The merged entity seeks to continue to offer similar bonds to the public, though deposits will be its primary source of funding.

Internet banking services

The merged entity offers Internet banking services to its retail customers through its website www.icicibank.com. The merged entity believes that the increasing number of Internet users, the demographic characteristics of those users and the relative flexibility and convenience of Internet banking provide an opportunity for the merged entity to capitalize on its experience in this area and gain market share in the retail banking sector. The services currently offered by the merged entity to its Internet banking customers include access to online account information, transfer of funds to any other account with the merged entity, placement of time deposits, secure e-mail facility for communications with an accounts manager, and bill payments using credit cards issued by the merged entity or by debit to savings account. The number of ICICI Bank's Internet banking customers was approximately one million at year-end fiscal 2002.

Online Bill Payment

The merged entity has tie-ups with leading telecommunication companies, utility providers, insurance companies and Internet shopping malls for online payment of bills by the merged entity's Internet banking customers. The merged entity currently offers this service free to its customers with the intention of building a base of users, based on cost sharing arrangements with most of these companies where the merged entity either charges the company a fixed fee per bill or the company maintains a balance with the merged entity before the funds are used by the company, resulting in short-term low cost deposits with the merged entity.

Money2India Remittance Facility

For easy transfer of funds to India, the merged entity offers Money2India, a wire transfer remittance facility with a web interface. Non-resident Indians can send money to over 170 locations in India.

Retail Lending Activities

The merged entity offers a range of retail asset products, including primarily automobile loans, home loans, loans for consumer durable products, commercial vehicles and farm and construction equipment and two wheelers, personal loans and credit cards. The merged entity also funds dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. The merged entity also provides loans against time deposits and loans against shares, including for subscriptions to initial public offerings of Indian companies. Prior to the amalgamation, these products were primarily offered by ICICI, other than credit cards, loans against time deposits and loans against shares, which were offered by ICICI Bank. At year-end fiscal 2002, ICICI's consolidated retail loan portfolio was Rs. 72.8 billion (US$ 1.5 billion) or 13.0% of its consolidated gross loans at year-end fiscal 2002 compared to Rs. 27.1 billion (US$ 555 million) or 4.3% of its consolidated gross loans at year-end fiscal 2001. At year-end fiscal 2002, ICICI Bank's retail loan portfolio was Rs. 7.2 billion (US$ 147 million) or 9.5% of its gross loans at year-end fiscal 2002.

Home Finance

The merged entity's home finance business involves giving long-term secured housing loans to individuals and corporations and construction finance to builders. The merged entity has a wholly-owned subsidiary called ICICI Home Finance Company Limited, but currently provides housing loans directly. Currently, these loans are being given to resident and non-resident Indians for the purchase, construction and extension of residential premises and to self-employed professionals for office premises. At year-end fiscal 2002, the total home finance loans of ICICI and ICICI Home Finance Company were approximately Rs. 28.4 billion (US$ 582 million).

Automobile Finance

Automobile finance generally involves the provision of retail consumer credit for an average maturity of three to five years to acquire specified new and used automobiles. Automobile loans are secured by a lien on the purchased automobile. The merged entity believes it is the market leader in the automobile finance segment. The merged entity has "preferred financier" status with 11 car manufacturers in India. The merged entity has a strong external distribution network and a strong in-house team to manage the distribution network which has been instrumental in achieving this leadership position. At year-end fiscal 2002, ICICI's total automobile finance loans were approximately Rs. 27.1 billion (US$ 555 million). The merged entity also gives loans for purchase of two wheelers. At year-end fiscal 2002, ICICI's total two wheeler finance loans were approximately Rs. 2.4 billion (US$ 49 million)

Commercial Business

The merged entity funds commercial vehicles, utility vehicles and construction and farm equipment sold through manufacturer-authorized dealers. The finance is generally for a maximum term of five years through loans, hire purchase agreements or a lease. At year-end fiscal 2002, ICICI's total commercial business loans were approximately Rs. 9.0 billion (US$ 184 million).

Personal Loans

Personal loans are unsecured loans provided to customers for personal purposes such as higher education, medical expenses, social events and holidays. At year-end fiscal 2002, ICICI's total personal loans were approximately Rs. 4.1 billion (US$ 83 million).

Consumer Durable Finance

The merged entity's consumer durable finance business involves the financing of home products, such as refrigerators, televisions, washing machines, air conditioners and audio equipment. At year-end fiscal 2002, ICICI's total consumer durable finance loans were approximately Rs. 760 million (US$ 16 million).

Credit Cards

In January 2000, ICICI Bank launched its credit card operations. As the Indian economy develops, the merged entity expects that the retail market will seek short-term credit for personal uses, and the merged entity's offering of credit cards will facilitate further extension of the merged entity's retail credit business. The merged entity also expects that as credit usage increases, the merged entity will be able to leverage its customer relationships to cross-sell additional retail and consumer-oriented products and services. At year-end fiscal 2002, ICICI Bank had approximately 586,000 credit cards in force and its credit card receivables were approximately Rs. 3.6 billion (US$ 73 million).

Dealer Funding

The merged entity funds dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. At year-end fiscal 2002, ICICI's total dealer funding loans were approximately Rs. 1.1 billion (US$ 23 million).

Other Fee-Based Products and Services

Mutual Fund Sales

The merged entity has entered into arrangements with select mutual funds to distribute their products through its distribution network, for which it earns up-front and trailing commissions.

Depositary Share Accounts

The Securities and Exchange Board of India has made it mandatory for the 10 largest stock exchanges of the country to settle securities transactions in a dematerialized mode. The merged entity is a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited and offers depositary share accounts.

Government of India Relief Bond Sales

The merged entity has been permitted by the Reserve Bank of India to sell government of India relief bonds. This includes the receipt of applications for relief bonds, the issue of relief bonds in the form of bond ledger accounts and the servicing of bondholders. Relief bonds are sold across all of the merged entity's branches. Interest earned on relief bonds is tax-free and is hence a good investment avenue for many high net worthindividuals. The merged entity seeks to capitalize on this opportunity by effectively distributing relief bonds through its distribution network and earning fee income in the process.

Life Insurance

The merged entity has a joint venture partnership with Prudential plc of the UK for the life insurance business. The merged entity has a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company Limited, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance sold about 98,000 policies in fiscal 2002. The sum assured for policies in force at year-end fiscal 2002 was Rs. 27.6 billion (US$ 565 million). The net premiums earned for fiscal 2002 were Rs. 1.2 billion (US$ 24 million). There is a Memorandum of Understanding between the merged entity and ICICI Prudential Life Insurance Company for distribution of life insurance policies issued by ICICI Prudential Life Insurance Company through the merged entity's branch network.

Distribution Channels

The merged entity delivers its retail products and services through a variety of distribution outlets, ranging from traditional bank branches to ATMs and the Internet. The merged entity believes that India's vast geography necessitates a variety of distribution channels to best serve the merged entity's customers' needs. As part of its strategy to migrate customers to lower cost electronic delivery channels, the merged entity has made significant investments in channels such as ATMs, call centers and the Internet. The merged entity's channel migration effort is aimed at reducing cost while enhancing customer satisfaction levels by providing them round the clock transaction and servicing assistance. The key components of the merged entity's distribution network are described below.

Branches

At year-end fiscal 2002, ICICI Bank had a network of 359 branches and 44 extension counters in 251 centers across several Indian states, an increase of four branches and 10 extension counters over the previous year. Extension counters are small offices primarily within office buildings or on factory premises, that provide commercial banking services. Prior to opening a branch, the merged entity conducts a detailed study in which it assesses the deposit potential of the area. The merged entity's branch locations are largely leased rather than owned. The merged entity's back office operations are centralized at regional processing centers, enabling the merged entity to create a more efficient branch network.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of the merged entity's branches must be located in semi-urban and rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. A rural area is defined as a center with a population of less than 10,000. The population figures relate to the 1991 census. The merged entity has adhered to this requirement as shown in the table below. Several of these branches are located in suburbs of large cities, and some of these branches are located in areas where large corporations have their manufacturing facilities.

The following table sets forth, at the date indicated, the number of branches broken down by area.

	At March 31, 2002	
	Number of branches	% of total
Metropolitan/urban	183	51.0%
Semi-urban/rural	176	49.0
Total	359	100.0%

ICICI Centers

ICICI had set up a number of "ICICI Centers", which were low-cost, technology driven, stand-alone offices with three or more employees, acting as marketing and service centers. At year-end fiscal 2002, ICICI had 95 ICICI Centers. Pursuant to the amalgamation, the merged entity has submitted a proposal to the Reserve Bank of India in respect of these centers, including conversion of some of these centers into bank branches and some into distribution and servicing centers attached to bank branches. The Reserve Bank of India has not yet responded to this proposal.

Franchisee Network

The merged entity has a vast franchisee network spread over all major cities in India. The franchisees deliver the merged entity's retail credit products. These agencies help the merged entity achieve deeper penetration by offering door-step service to the customer. These agencies market the merged entity's products on an exclusive basis. All credit and risk management decisions pertaining to any customer are made by the merged entity and no agency can extend credit to any customer without the merged entity's approval. These agencies receive a fee based on the volume of business generated by them.

Automated Teller Machines (ATMs)

At year-end fiscal 2002, ICICI Bank had 1,000 ATMs, of which 398 were located at the merged entity's branches and extension counters. The remaining 602 were located at the offices of select corporate clients, large residential developments, airports, gas stations and on major roads in metropolitan cities. The merged entity's ATMs also acquire VISA/VISA Plus/VISA Electron transactions.

Internet

The merged entity believes that Internet access and information is key to satisfying the needs of certain customer segments. As a result, the merged entity maintains a website at www.icicibank.com offering generalized information on the merged entity's products and services. The merged entity's Internet banking service allows customers to access all account-related information, perform on-line fund transfers to other accounts with the merged entity and give account instructions 24 hours a day, seven days a week through the merged entity's website. It also allows transactions and bill payment facilities. The merged entity seeks to continue to be at the forefront of providing web-based products to its corporate and retail customers.

Call Centers

The merged entity provides telephone banking services through a centralized call center in Mumbai. The call center functions 24 hours a day and seven days a week and offers a self-service option to customers for automated phone banking. In addition, well-trained customer service officers offer personalized services for banking, dematerialized securities, online share trading customers, credit card holders and bondholders. The call center is also used in product specific marketing campaigns to generate leads which are assigned to the franchisees for fulfillment. At year-end fiscal 2002, this call center had 620 work stations and provided telephone-banking services to customers in around 100 cities. The merged entity has set up another call center at Hyderabad in September 2002 which will have a capacity of over 1,000 workstations.

Mobile Phone Banking

The merged entity's mobile phone banking services are available to its customers using any cellular telephone service operator in India. Savings account and credit card customers can view their account details on their mobile phones.

ICICI Prudential Life Insurance

ICICI Prudential Life Insurance, the merged entity's life insurance subsidiary, had 16 branches in 13 locations at year-end fiscal 2002.

Treasury

Through its treasury operations, the merged entity seeks to manage its balance sheet including the maintenance of required regulatory reserves and to optimize profits from its trading portfolio by taking advantage of market opportunities. The merged entity's trading portfolio includes its regulatory portfolio, as there is no restriction on active management of the merged entity's regulatory portfolio.

General

Due to regulatory requirements, a substantial portion of the merged entity's trading portfolio consists of government of India securities. At year-end fiscal 2002, government of India securities constituted 79.6% of ICICI Bank's trading portfolio and 36.8% of ICICI's trading portfolio while the remainder of both ICICI Bank's and ICICI's trading portfolios included domestic debt and equity securities and foreign currency assets.

Under the Reserve Bank of India's statutory liquidity ratio requirement, the merged entity is required to maintain 25.0% of its total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. The merged entity maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively trades to optimize the yield and benefit from price movements to increase its trading income from this portfolio. Under the Reserve Bank of India's cash reserve ratio requirements, the merged entity is required to maintain 5.0% of its demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India pays no interest on these cash reserves up to 3.0% of the net demand and time liabilities and pays interest at the bank rate (the rate at which the Reserve Bank of India provides refinance to the banking system, currently 6.0%) on the remaining eligible balance.

For further discussion of these regulatory reserves, see "Supervision and Regulation — Legal Reserve Requirements".

Since ICICI was not a commercial bank, it was not required to maintain these regulatory reserves. The Reserve Bank of India, while approving the amalgamation, stipulated that the merged entity must maintain these regulatory reserves on all of ICICI's demand and time liabilities. During fiscal 2002, ICICI Bank acquired government of India securities required to maintain the statutory liquidity ratio on ICICI's demand and time liabilities transferred to the merged entity pursuant to the amalgamation. In addition, a large cash balance was maintained by ICICI Bank and ICICI towards the end of fiscal 2002 in order to meet the cash reserve ratio on ICICI's outstanding demand and time liabilities following the amalgamation.

As part of the merged entity's treasury activities, the merged entity maintains proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. ICICI Bank had a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities to 5.0% of its total outstanding domestic loan portfolio as on March 31 of the previous year. ICICI's investments in equity securities were not subject to this restriction. A significant portion of ICICI's investments in equity securities were related to projects financed by it. The Reserve Bank of India has permitted the merged entity to exclude these investments for determining compliance with the restriction on investments by banks in equity securities, for a period of five years from the amalgamation.

The merged entity's treasury engages in domestic and foreign exchange operations from a centralized trading floor in Mumbai. The merged entity's treasury manages the merged entity's liquidity and regulatory reserves with an objective of optimizing yield on its investment portfolio. It undertakes transactions in both fixed income securities and equity securities. Its trading portfolio consists mainly of fixed income securities. At year-end fiscal 2002, fixed income securities were 84.5% of ICICI Bank's trading portfolio and 98.2% of ICICI's trading portfolio. The merged entity's treasury manages the merged entity's foreign currency exposures, offers foreign exchange and risk hedging derivative products to its customers and engages in proprietary trading of currencies. The merged entity's investment and market risk policies are approved by the Risk Committee and Asset-Liability Management Committee of the merged entity's board of directors.

The merged entity's treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio. The objective is to ensure the smooth functioning of all the merged entity's branches and at the same time avoid the holding of excessive cash. The merged entity's treasury maintai ns a balance between interest-earning liquid assets and cash to optimize earnings. The treasury undertakes reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio.

The merged entity's securities, as in the case of ICICI Bank's and ICICI's securities, are classified into held to maturity securities, available for sale securities, trading securities, venture capital investments and non-readily marketable securities. The following table sets forth, at the dates indicated, certain information related to ICICI Bank's trading portfolio.

	At March 31,			
	2000	2001	2002	2002
	(in millions)			
Government of India securities	Rs. 26,903	Rs. 14,055	Rs. 20,765	US$ 425
Equity securities..	90	-	-	0
Debentures..	-	1,808	538	11
Bonds	-	2,348	727	15
Fair value of derivative and foreign exchange contracts..	309	127	541	11
Mutual funds units	779	-	3,504	72
Commercial paper and certificates of deposit.......	147	387	0	0
Total...	Rs. 28,228	Rs. 18,725	Rs. 26,075	US$ 534

The following table sets forth, for the periods indicated, certain information related to interest and dividends on ICICI Bank's trading securities, net gain from the sale of these securities and unrealized gain/(loss) on these securities.

	Year ended March 31,			
	2000	2001	2002	2002
	(in millions)			
Interest and dividends..	Rs. 3,073	Rs. 2,833	Rs. 3,965	US$ 81
Gain on sale of trading securities	936	769	2,324	48
Unrealized gain/(loss) on trading securities	(79)	(167)	(128)	(3)
Total...	Rs. 3,930	Rs. 3,435	Rs. 6,161	US$ 126

In addition to trading securities, ICICI Bank also held available for sale securities. The following tables set forth, at the dates indicated, certain information related to ICICI Bank's available for sale securities. ICICI Bank's investments in government of India securities increased during fiscal 2002 due to the Reserve Bank of India's requirement that the merged entity maintain the statutory liquidity ratio for ICICI's demand and time liabilities, which requirement was not applicable to ICICI as it was not a commercial bank.

	At March 31, 2000			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)			
Corporate debt securities	Rs. 2,540	Rs. 53	Rs. (19)	Rs. 2,574
Government of India securities	914	89	–	1,003
Total debt securities	3,454	142	(19)	3,577
Mutual fund securities	1,146	–	(14)	1,132
Total	Rs. 4,600	Rs. 142	Rs. (33)	Rs. 4,709

	At March 31,								
	2001				2002				
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	
	(in millions)								
Corporate debt securities	Rs.	Rs. 210	Rs. (27)	Rs. 6,240	Rs. 4,437	Rs. 142	Rs. –	Rs. 4,579	US$ 94
Government of India securities	15,765	302	(7)	16,061	149,280	1,492	–	150,772	3,088
Total debt securities	21,822	512	(34)	22,301	153,717	1,634	–	155,351	3,182
Mutual fund securities ..	2,513	4	(142)	2,375	350	–	(57)	293	6
Others.............................	111	–	–	111	122	–	(8)	114	2
Total	Rs. 24,446	Rs. 516	Rs. (176)	Rs. 24,787	Rs.154,189	Rs. 1,634	Rs. (65)	Rs.155,758	US$ 3,190

The following table sets forth, at the date indicated, an analysis of the maturity profile of ICICI Bank's investments in debt securities classified as available for sale securities and the yields thereon.

	At March 31, 2002							
	Up to one year		One to five years		Five to ten years		More than ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions)							
Corporate debt securities	Rs. 992	9.5 %	Rs. 1,782	11.3%	Rs. 1,805	11.8%	Rs. –	0.0%
Government of India securities	79,316	7.4	45,123	10.9	26,206	9.8	127	9.3
Total interest-earning securities	Rs. 80,308	7.4 %	Rs.46,905	10.9%	Rs.28,011	10.0%	Rs. 127	9.3%
Total amortized cost.............	Rs. 79,856		Rs.46,351		Rs.27,383		Rs. 127	

From time to time, ICICI acquired and held equity securities. These securities, which typically consisted of ordinary shares, were acquired in multiple ways: direct subscriptions, rights issues and by conversion of ICICI's performing and to a smaller extent impaired loans into equity. ICICI also acquired equity securities in connection with underwritings conducted by ICICI and ICICI Securities. A significant portion of these equity positions were acquired at the time of the initial project finance assistance. Like ICICI, the merged entity may also acquire and hold equity securities. The decision to invest in equity securities along with project financing activities is an independent business decision to participate in the equity of the company with the intention of realizing capital gains arising out of expected increases in market prices. This decision is taken strictly on a case-by-case basis and there is no correlation between the basis for the lending decision and the reasons for making the equity investment. All of the merged entity's equity investments, other than in its subsidiaries and affiliates, are made with the intent of holding them for medium-term to long-term periods strictly as portfolio investments. To ensure compliance with the Securities and Exchange Board of India's revised insider trading regulations, all dealings in the merged entity's equity investments in listed companies are

undertaken by the equity and corporate bonds dealing desks of its treasury, which are segregated from the other business groups of the merged entity as well as the other groups and desks in the treasury, and which do not have access to unpublished price sensitive information about these companies that may be available to the merged entity.

Equity securities, forming part of the merged entity's investment securities portfolio, are considered as publicly traded if they have been traded on a securities exchange within six months of the balance sheet. The last quoted price of such securities is taken and recorded as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost and a provision is made for other than temporary diminution. Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Substantially all venture capital investments were acquired during fiscal 2001 and fiscal 2002.

Equity securities, including venture capital investments and mutual fund units, increased to 3.8% of ICICI's total assets at year-end fiscal 2002 and 2.3% at year-end fiscal 2001 primarily due to investment of approximately Rs. 9.25 billion (US$ 189 million) in liquid mutual funds units at year-end fiscal 2002. Equity securities were 45.2% of ICICI's total investment securities portfolio at year-end fiscal 2002 compared to 84.8% at year-end fiscal 2001. As these investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. A detailed discussion on the valuation of this portfolio is provided in the section on "–Risk Management–Quantitative and Qualitative Disclosures About Market Risk". A Risk Committee of the merged entity's board of directors sets the overall policy for divestment of the merged entity's equity securities. In general, the merged entity pursues a strategy of active management of its long-term equity portfolio to maximize return on investment.

The following tables set forth, at the dates indicated, the gross unrealized gains and losses within ICICI's investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

	At March 31, 2000							
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value	
	(in millions)							
Available for sale:								
Government of India securities	Rs.	914	Rs.	89	Rs.	–	Rs.	1,003
Corporate debt securities		2,558		34		–		2,592
Equity securities [1]		11,326		1,203		(4,976)		7,553
Total available for sale		14,798		1,326		(4,976)		11,148
Held to maturity:								
Government of India securities		560		54		–		614
Corporate debt securities		84		–		–		84
Other debt securities		1		–		–		1
Total held to maturity		645		54		–		699
Non-readily marketable equity securities [2]		6,542		–		–		N.A.

_____

N.A: Not applicable

(1)   Excludes venture capital investments of Rs. 536 million (US$ 11 million)

(2)   Non-readily marketable equity securities represent securities acquired as a part of project financing activities or conversion of loans in debt restructuring and are carried at cost, less any provision for other than temporary diminution.

| | At March 31, 2001 | | | | At March 31, 2002 | | | |
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
				(in millions)				
Available for sale:								
Government of India securities	Rs. 975	Rs. 35	-	Rs.1,010	Rs. 28,262	Rs. 507	Rs. -	Rs. 28,769
Corporate debt securities	485	4	-	489	5,724	52	(32)	5,744
Equity securities	11,821	482	(6,110)	6,193	19,181	365	(3,223)	16,323
Total available for sale.............	13,281	521	(6,110)	7,692	53,167	924	(3,255)	50,836
Held to maturity:								
Government of India securities	1,088	58	-	1,146	-	-	-	-
Corporate debt securities	418	-	(1)	417	-	-	-	-
Total held to maturity	1,506	58	(1)	1,563	-	-	-	-
Non-readily marketable equity securities [(1)]	7,148	-	-	N.A.	8,268	-	-	N.A.
Venture capital investments [(2)]	-	-	-	3,769	-	-	-	3,921

_____

N.A.: Not applicable

(1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2) Represents venture capital investments held by venture capital subsidiaries of ICICI.

The following table sets forth, for the period indicated, an analysis of the maturity profile of ICICI's investments in debt securities classified as available for sale securities and the yields thereon.

| | At March 31, 2002 | | | | | | | |
| | Upto one year | | One to five years | | Five to ten years | | More than 10 years | |
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
			(in millions except percentages)					
Corporate debt securities	316	10.0%	2,933	11.0%	2,418	9.8%	77	10.4%
Other debt securities	6,767	6.9	18,687	6.3	1,055	7.4	2,260	7.7
Total interest-earning securities	7,083	7.0	21,620	6.9	3,473	9.1	2,337	7.8
Total amortized cost	7,072	-	21,378	-	3,447	-	2,089	-

The merged entity deals in 19 major foreign currencies and takes deposits from non-resident Indians in three major foreign currencies. The merged entity also manages onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

The merged entity controls market risk and credit risk on its foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. The merged entity also uses a value at risk model to monitor its spot positions.

Customer Foreign Exchange

The merged entity provides customer specific products and services and risk hedging solutions in 19 currencies to meet the trade and service-related requirements of its corporate clients. The products and services offered include:

- spot foreign exchange for the conversion of foreign currencies without any value restrictions;

- forward foreign exchange for hedging future receivables and payables, without any value restriction, up to a maximum period of three years; and

- foreign exchange and interest rate derivatives for hedging long-term exposures.

The merged entity earns commissions on these products and services from its corporate customers.

Proprietary Trading in Currencies

The merged entity is active in the proprietary trading of currencies. The merged entity's trading is focused on US dollar, the Euro, the Japanese yen and the UK pound sterling. The following table sets forth, for the periods indicated, the merged entity's growth in trading volume in various segments of its foreign exchange operations.

	Year ended March 31,			
	2000	2001	2002	2002
	(in billions, except number of currencies and nostro accounts)			
Trading volume:				
Inter-bank	Rs. 1,402.7	Rs. 2,349.6	Rs. 2,463.2	US$ 50.4
Merchant transactions	129.8	294.7	341.0	7.0
Total trading volume	Rs. 1,532.5	Rs. 2,644.3	Rs. 2,804.2	US$ 57.4
Size of foreign currency book	Rs. 19.1[1]	Rs. 18.8	Rs. 31.5	US$ 0.7
Number of currencies	15	18	19	
Number of nostro accounts			73	
	22	56		

_____

(1) Includes Rs. 7.6 billion (US$ 175 million) of proceeds raised from ICICI Bank's ADS offering in March 2000.

Funding

The merged entity's funding operations are designed to ensure both stability of funding and effective liquidity management. ICICI Bank's primary sources of funding were deposits raised from both retail and corporate customers. ICICI Bank also obtained funds from short-term rupee borrowings and issuance of subordinated debt securities. ICICI's primary sources of funding were rupee borrowings from a wide range of institutional investors and retail bonds. ICICI also obtained funds through foreign currency borrowings from multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India, as well as through commercial foreign currency borrowings. The merged entity's primary source of funding is deposits raised from retail customers. The merged entity also takes deposits from corporate and institutional customers. The merged entity constantly monitors its funding strategy with a view to minimizing funding costs and matching maturities with its loan portfolio.

The following table sets forth, for the periods indicated, ICICI Bank's average outstanding deposits based on daily balances and the percentage composition by each category of deposits. The average cost (interest expense divided by average of daily balances) for each category of deposits is provided in the footnotes.

	Year ended March 31,					
	2000		2001		2002	
	Amount	% of total	Amount	% of total	Amount	% of total
	(in millions except percentages)					
Non-interest-bearing demand deposits	Rs. 7,428	11.0%	Rs. 12,505	13.4%	Rs. 19,829	10.2 %
Savings deposits[1]	3,530	5.3	8,598	9.2	21,397	11.0
Time deposits[2]	56,351	83.7	72,411	77.4	153,613	78.8
Total	Rs. 67,309	100.0%	Rs. 93,514	100.0%	Rs. 194,839	100.0%

_____

(1) With an average cost of 3.34 % in fiscal 2000, 2.83% in fiscal 2001 and 3.03% in fiscal 2002.

(2) With an average cost of 10.06% in fiscal 2000, 9.69% in fiscal 2001 and 8.42% in fiscal 2002.

For a breakdown of ICICI Bank's corporate deposits, see "— Corporate Banking — Corporate Deposits", and for a breakdown of ICICI Bank's retail deposits, see " — Retail Banking — Deposits".

The following table sets forth, at the dates indicated, certain information related to ICICI Bank's short-term rupee borrowings from banks, primary dealers and financial institutions, excluding deposits.

	Year ended March 31,		
	2000	2001	2002
	(in millions, except percentages)		
Period end balance[1]	Rs. 4,109	Rs. 9,507	Rs. 24,045
Average balance during the period[2]	5,264	8,268	11,747
Maximum month-end balance	9,710	10,293	24,045
Average interest rate during the period[3]	11.84%	10.97%	8.43%
Average interest at period end[4]	7.37	9.35	5.91

_____

(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.
(2) Average of daily balances outstanding.
(3) Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(4) Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

ICICI Bank also obtained funds from the issuance of subordinated debt securities. At year-end fiscal 2002, ICICI Bank's outstanding subordinated debt was Rs. 3.7 billion (US$ 76 million). This debt is classified as Tier 2 capital in calculating the merged entity's capital adequacy ratio. Under the Reserve Bank of India's capital adequacy requirements, the merged entity is required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0% effective March 31, 2000, at least half of which must be Tier 1 capital. Total subordinated debt classified as Tier 2 capital cannot exceed 50.0% of Tier 1 capital.

The following table sets forth, for the periods indicated, ICICI's average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

	Year ended March 31,[1]											
	1998		1999		2000		2001		2002			
	Amount	% to total	Amount	% to total	Amount	% to total	Amount	% to total	Amount	Amount	% to total	
	(in millions, except percentages)											
SLR bonds[2]	Rs. 29,949	12.4%	Rs. 27,936	8.4%	Rs. 26,507	6.5%	Rs. 23,405	4.9%	Rs. 20,518	US$ 420	4.0%	
Borrowings from Indian Government[3]	10,431	4.3	9,995	3.0	9,194	2.2	8,049	1.7	7,333	150	1.4	
Convertible debentures[4]	518	0.2	518	0.2	130	0.1	—	—	—	—	—	
Other borrowings[5][6]	200,960	83.1	293,312	88.4	373,256	91.2	442,718	93.4	481,928	9,870	94.6	
Total[6]	Rs. 241,858	100.0%	Rs.. 331,761	100.0%	Rs. 409,087	100.0%	Rs. 474,172	100.0%	Rs. 509,779	US$10,440	100.0%	

_____

(1) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 1998, 1999, 2000 and 2002 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.
(2) With an average cost of 10.29% in fiscal 1998, 10.39% in fiscal 1999, 10.33% in fiscal 2000, 10.62% in fiscal 2001 and 11.10% in fiscal 2002.
(3) With an average cost of 10.94% in fiscal 1998, 11.11% in fiscal 1999, 10.85% in fiscal 2000, 10.70% in fiscal 2001 and 10.40% in fiscal 2002.
(4) With an average cost of 12.50% in 1998 and 1999 and 14.38% in fiscal 2000. The convertible debentures were redeemed on July 17, 1999.
(5) With an average cost of 15.06% in fiscal 1998, 14.53% in fiscal 1999, 13.67% in fiscal 2000, 13.06% in fiscal 2001 and 12.36% in fiscal 2002.
(6) Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits and certificate of deposits.

The following table sets forth, at the dates indicated, certain information related to ICICI's short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, known commonly as public sector units.

	At March 31, [1]				
	1998	1999	2000	2001	2002
	(in millions, except percentages)				
Year-end balance	Rs. 32,306	Rs. 50,585	Rs. 87,758	Rs. 99,997	Rs. 69,135
Average balance during the year [2]	27,410	51,098	68,626	100,569	85,056
Maximum quarter-end balance	39,501	68,858	90,442	104,412	91,950
Average interest rate during the year [3]	10.00%	10.42%	12.38%	10.17%	9.65%
Average interest rate at year-end [4]	12.40	12.10	10.82	11.01	9.34

_____

(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.
(2) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1998, 1999, 2000 and 2002 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.
(3) Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.
(4) Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

The following table sets forth, at the dates indicated, ICICI's average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

	At March 31, [1]										
	1998		1999		2000		2001		2002		
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	Amount	% of total
	(in millions, except percentages)										
Commercial borrowings [2]	Rs. 77,437	79.7%	Rs. 81,140	79.1%	Rs. 74,509	77.4%	Rs. 74,745	77.6%	Rs.73,955	US$1,515	76.8%
Multilateral borrowings [3]	19,716	20.3	21,483	20.9	21,748	22.6	21,554	22.4	22,290	456	23.2
Total	Rs. 97,153	100.0%	Rs.102,623	100.0%	Rs. 96,257	100.0%	Rs. 96,299	100.0%	Rs.96,246	US$1,971	100.0%

_____

(1) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1998, 1999, 2000, 2001 and 2002.
(2) With an average cost of 6.60% in fiscal 1998, 6.15% in fiscal 1999, 5.72% in fiscal 2000, 7.6% in fiscal 2001 and 6.8% in fiscal 2002.
(3) With an average cost of 5.71% in fiscal 1998, 5.79% in fiscal 1999, 5.53% in fiscal 2000, 4.39% in fiscal 2001 and 4.93% in fiscal 2002.

The following table sets forth, at the date indicated, the maturity profile of ICICI's deposits by type of deposit.

	At March 31, 2002					
	Within one month	After one month and within six months	After six months and within 12 months	After one year and within three years	After three years	Total
	(in millions)					
Interest-bearing deposits:						
Savings deposits	Rs. —	Rs. —	Rs. —	Rs. —	Rs. —	Rs. —
Time deposits	17	241	966	3,550	2,606	7,380
Non-interest-bearing deposits:						
Demand deposits	—	—	—	—	—	—
Total deposits	Rs. 17	Rs. 241	Rs. 966	Rs. 3,550	Rs. 2,606	Rs. 7,380

The following table sets forth, for the periods indicated, the average volume and average cost of ICICI's deposits by type of deposit.

	Year ended March 31,[1]										
	1998		1999		2000		2001			2002	
	Amount	Cost[2]	Amount	Cost[2]	Amount	Cost[2]	Amount	Cost[2]	Amount	Amount	Cost[2]
	(in millions, except percentages)										
Interest-bearing deposits:											
Savings deposits	Rs. 832	3.37%	Rs. 1,633	3.25%	Rs. 3,530	3.34%	Rs. —	—	Rs. -	US$ —	-
Time deposits	15,335	9.65	40,636	10.60	64,309	9.31	3,682	13.31%	6,618	135	11.24%
Non-interest-bearing deposits:											
Demand deposits	4,203	—	4,430	—	7,443	—	—	—	-	—	-
Total deposits	Rs. 20,370	7.40%	Rs. 46,699	9.34%	Rs. 75,282	8.11%	Rs. 3,682	13.31%	Rs. 6,618	US$ 135	

_____

(1) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 1998, 1999, 2000, 2001 and 2002

(2) Represents interest expense divided by the average of quarterly balances.

The average volume of deposits at year-end fiscal 2001 and 2002 is not comparable with fiscal 2000 due to the deconsolidation of ICICI Bank effective April 1, 2000.

Risk Management

As a financial intermediary, the merged entity is exposed to specific risks that are particular to its lending and trading businesses and the environment within which it operates. The merged entity's goal in risk management is to ensure that it understands, measures and monitors the various risks that arise and that the merged entity's organization adheres strictly to the policies and procedures which are established to address these risks. As a financial intermediary, the merged entity is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk.

The merged entity has a central Risk, Compliance and Audit Group with a mandate to identify, assess, monitor and manage all the merged entity's principal risks in accordance with well-defined policies and procedures. The Head of the Risk, Compliance and Audit Group reports to the Executive Director responsible for the Corporate Center, which does not include any business groups, and is thus independent from the merged entity's business units. The Risk, Compliance and Audit Group coordinates with representatives of the merged entity's business units to implement the merged entity's risk methodologies. The Risk, Compliance and Audit Group is accountable to the Audit Committee of the merged entity's board of directors. The Audit Committee of the merged entity's board of directors provides direction to the risk management function and also monitors the quality of the internal audit function. In addition, the Risk Committee of the merged entity's board of directors reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, off-balance sheet and operational risks, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee of the merged entity's board of directors reviews developments in key industrial sectors and the merged entity's exposure to these sectors. The Asset-Liability Management Committee of the merged entity's board of directors is responsible for managing the balance sheet and reviewing the asset-liability position to manage the merged entity's market risk exposure. For a discussion of these Committees, see "Management".

As shown in the following chart, the Risk, Compliance and Audit Group is organized into six sub-groups: Credit Risk Rating and Industry Analysis, Market Risk Management, Analytics, Internal Audit, Retail Risk Management and Credit Policies, Reserve Bank of India Inspection and Credit Audit. The Analytics Unit develops proprietary quantitative techniques and models for risk measurement.


Managing Director & CEO
Audit Committee of the Board
Executive Director, Corporate Center
Head, Risk, Compliance and Audit Group
Credit Risk Rating & Industry Analysis
Market Risk Management
Analytics
Internal Audit (including subsidiaries)
Retail Risk
Credit Policies, Reserve Bank of India Inspection & Credit Audit
Borrower credit ratings
Sectoral analysis and review
Credit portfolio analysis
Developing and implementing market risk measurement methodologies
Approval of all new products
Monitoring market risk exposures
Development of proprietary models for risk measurement
Comprehensive coverage of operational risk inherent in all areas of business
Initiation of systems audit in information technology -intensive areas
Approval of retail policies and procedures
Impact of macro economic changes on the retail portfolio
Portfolio review and monitoring
Formulation of credit policies and ensuring compliance
Co-ordinating Reserve Bank of India inspections

The merged entity is increasingly integrating risk management, performance measurement and capital allocation in a comprehensive integrated framework to allow for better understanding of these areas and efficient allocation of economic capital.

Credit Risk

In the merged entity's lending operations, it is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with the merged entity, principally the failure to make required payments on loans due to the merged entity. The merged entity currently measures, monitors and manages credit risk for each borrower and also at the portfolio level. The merged entity has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

Credit Risk Assessment Procedures for Corporate Loans

In order to assess the credit risk associated with any financing proposal, the merged entity assesses a variety of risks relating to the borrower and the relevant industry. Borrower risk is evaluated by considering:

- the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy;
- the borrower's relative market position and operating efficiency; and

- the quality of management by analyzing their track record, payment record and financial conservatism.

Industry risk is evaluated by considering :

- certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry;

- the competitiveness of the industry; and

- certain industry financials, including return on capital employed, operating margins and earnings stability.

After conducting an analysis of a specific borrower's risk, the Credit Risk Rating and Industry Analysis group assigns a credit rating to the borrower. The merged entity has a scale of 10 ratings ranging from AAA to B and an additional default rating of D. Credit rating is a critical input for the credit approval process. The merged entity uses studies on the historical default patterns of loans in order to predict defaults. The merged entity determines the desired credit risk spread over its cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Credit Risk Rating and Industry Analysis group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually and is typically reviewed on a quarterly basis for higher risk credits and large exposures. The merged entity also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting the industry.

Working capital loans are generally approved for a period of 12 months. At the end of 12 months, the merged entity reviews the loan arrangement and the credit rating of the borrower and takes a decision on continuation of the arrangement and the changes in the loan covenants as may be necessary.

Credit Approval Procedures for Corporate Loans

Project Finance Procedures

The merged entity has a strong framework for the appraisal and execution of project finance transactions. The merged entity believes that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

The project finance approval process begins with a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. Once this review is completed, an appraisal memorandum is prepared for credit approval purposes. As part of the appraisal process, a risk matrix is generated, which identifies each of the project risks, mitigating factors and residual risks associated with the project. The appraisal memorandum analyzes the risk matrix and establishes the viability of the project. Typical key risk mitigating factors include the commitment of stand-by funds from the sponsors to meet any cost overruns and a conservative collateral position. After credit approval, a letter of intent is issued to the borrower, which outlines the principal financial terms of the proposed facility, sponsor obligations, conditions precedent to disbursement, undertakings from and covenants on the borrower. After completion of all formalities by the borrower, a loan agreement is entered into with the borrower.

In addition to the above, in the case of structured project finance in areas such as infrastructure and oil, gas and petrochemicals, as a part of the due diligence process, the merged entity appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings generally also include creation of debt service reserves and channeling project revenues through a trust and retention account.

The merged entity's project finance credits are generally fully secured and have full recourse to the borrower. In most cases, the merged entity has a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. Typically, it is the merged entity's practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral securities. It may take several months to complete the registration of these security interests in India. The merged entity's borrowers are required to maintain comprehensive insurance on their assets where the merged entity is recognized as payee in the event of loss. In some cases, the merged entity also takes additional collateral in the form of the corporate or personal guarantees from one or more sponsors of the project and a pledge of the sponsors' equity holding in the project company. In certain industry segments, the merged entity also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. In limited cases, loans are also guaranteed by commercial banks and, in the past, have also been guaranteed by Indian state governments or the government of India.

It is the merged entity's current practice to disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When the merged entity appoints technical and market consultants, they are required to monitor the project's progress and certify all disbursements. The merged entity also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. The merged entity continues to monitor the credit exposure until its loans are fully repaid.

Corporate Finance Procedures

The merged entity's corporate finance activities are usually restricted to clients with a high investment grade credit rating. As part of the corporate loan approval procedures, the merged entity carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. The merged entity's funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, the merged entity undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of the merged entity's corporate finance loans are secured by appropriate assets of the borrower.

The focus of the merged entity's structured corporate finance products is on cash flow based financings. The merged entity has a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

- carrying out a detailed analysis of cash flows to accurately forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data;

- conducting due diligence on the underlying business systems, including a detailed evaluation of the servicing and collection procedures and the underlying contractual arrangements; and

- paying particular attention to the legal, accounting and tax issues that may impact any structure.

The merged entity's analysis enables it to identify risks in these transactions. To mitigate risks, the merged entity uses various credit enhancement techniques, such as over-collateralization, cash collateralization, creation of escrow accounts and debt service reserves and performance guarantees. The residual risk is typically managed by complete or partial recourse to the borrowing company whose credit risk is evaluated as described above. The merged entity also has a monitoring framework to enable continuous review of the performance of such transactions.

Working Capital Finance Procedures

The merged entity carries out a detailed anal ysis of its borrowers' working capital requirements. Credit limits are approved in accordance with the approval authorization approved by the merged entity's board of directors. Once credit limits are approved, the merged entity calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained wherever considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on an annual basis.

Working capital facilities are primarily secured by inventories and r eceivables. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

Investment Banking Procedures

ICICI Securities provides investment banking services, including corporate advisory, fixed income and equity services, to corporate customers. All investment banking mandates, including underwriting commitments, are approved by ICICI Securities' Commitments Committee. This committee consists of the Managing Director and the Senior Vice-President of ICICI Securities.

ICICI Securities is registered with the Securities and Exchange Board of India as a merchant bank. In that capacity, ICICI Securities has decided not to engage in any lending and leasing activities and conducts only activities related to the securities markets.

Credit Approval Authority for Corporate Loans

The merged entity has established four levels of credit approval authorities for its corporate banking activities, the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). The Credit Committee has the power to approve all financial assistance. The merged entity's board of directors has delegated the authority to the Committee of Directors, consisting of the merged entity's executive directors, to the Committee of Executives (Credit) and the Regional Committee (Credit), both consisting of designated executives of the merged entity, to approve financial assistance to any company within certain individual and group exposure limits set by the board of directors.

The following table sets forth the composition and the approval authority of these committees.

Committee	Members	Approval Authority
Credit Committee of the board of directors	Chaired by an independent director and consisting of a majority of independent directors.	• All approvals to companies with rating below BBB, pursuant to the merged entity's internal credit rating policy. • All approvals (in practice, generally above the prescribed authority of the Committee of Directors). • Approvals to compan ies identified by the Credit Committee where the company or the borrower group requires close monitoring.

Committee of Directors	Chaired by the Managing Director and Chief Executive Officer and consisting of all executive directors.	All approvals above the prescribed authority of the Committee of Executives (Credit) subject to the following total exposure limits: • Up to 10.0% of the merged entity's capital funds [1] to a single entity; and • Up to 30.0% of the merged entity's capital funds [1] to a single group of companies.
Committee of Executives (Credit)	Consisting of heads of client relationship groups, retail assets, treasury, international banking, structured products and portfolio management and project finance, with Chief Financial Officer and Head-Risk, Compliance and Audit Group as permanent invitees.	Approvals subject to the following total exposure limits: • Up to Rs. 3.0 billion (US$ 61.4 million) for each company with an internal credit rating of AAA; • Up to Rs. 2.0 billion (US$ 41.0 million) for each company with an internal credit rating of AA+ or AA; • Up to Rs. 1.0 billion (US$ 20.5 million) for a company with an internal rating of AA- or A+; • Up to Rs. 500.0 million (US$ 10.2 million) for each company with an internal credit rating of A; • Up to Rs. 50.0 million (US$ 1.0 million) for each company with an internal credit rating of A-; and • Up to Rs. 30.0 million (US$ 614,376) for each company with an internal credit rating of BBB.
Regional Committee (Credit)	Consisting of regional representatives of various client relationship groups and a representative of Structured Finance and Portfolio Management Group, with a representative of Risk, Compliance and Audit Group as a permanent invitee.	Approvals subject to the following total exposure limits: • Up to Rs. 1.5 billion (US$ 30.7 million) for each company with an internal credit rating of AAA; • Up to Rs. 1.0 billion (US$ 20.5 million) for each company with an internal credit rating of AA+ or AA; • Up to Rs. 500.0 million (US$ 10.2 million) for a company with an internal rating of AA- or A+; • Up to Rs. 250.0 million (US$ 5.6 million) for each company with an internal credit rating of A; and • Up to Rs. 30.0 million (US$ 614,376) for each company with an internal credit rating of A-. In all cases, subject to adherence to limits on the merged entity's capital funds [1] imposed on the Committee of Directors as mentioned above.

_____

(1) Capital funds consist of Tier-1 and Tier-2 capital, as defined in the Reserve Bank of India regulations, under Indian GAAP. See "Supervision and Regulation – Capital Adequacy Requirements".

.

All new loans must be approved by the above committees in accordance with their respective powers. Certain designated executives are authorized to approve:

• ad-hoc/ additional working capital facilities not exceeding the lower of 10.0% of existing approved facilities and Rs. 20 million (US$ 409,584);

• temporary accommodation not exceeding the lower of 20.0% of existing approved facilities and Rs. 10 million; and

• facilities fully secured by deposits, cash margin, letters of credit of approved banks or approved sovereign debt instruments.

Credit Monitoring Procedures for Corporate Loans

The Credit Middle Office Group monitors compliance with the terms and conditions for credit facilities prior to disbursement. It also reviews the completeness of documentation, creation of security and insurance policies for assets financed. All borrower accounts are reviewed at least once a year. Larger exposures and lower rated borrowers are reviewed more frequently.

Retail Loan Procedures

The merged entity's retail credit products presently include automobile loans, home loans, loans for consumer durable products, commercial vehicles and farm and construction equipment, two wheelers, personal loans and credit cards. The merged entity also funds dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. The merged entity also provides loans against time deposits and loans against shares, including for subscriptions to initial public offerings of Indian companies. The merged entity's borrowers are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, the merged entity requires a contribution from the borrower, typically up to 15.0% of the value of the assets purchased, and the merged entity's loans are secured by the asset financed.

The Retail Asset Product Group is responsible for the merged entity's retail lending business. This is sub-divided into various product lines. Each product line is further sub-divided into separate sales and marketing and credit groups. The Risk, Compliance and Audit Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Committee of Directors comprising all the executive directors. All credit approval authorizations require the approval of the merged entity's board of directors.

The merged entity has an established process for evaluating and selecting its dealers and franchisees and there is a clear segregation between the group responsible for originating loans and the group that approves the loans. A centralized set of risk assessment criteria has been created for retail lending operations after approval by the Risk, Compliance and Audit Group. These criteria vary across product segments but typically include factors such as borrower's income, the loan-to-value ratio and certain stability factors. The loan approval authority is delegated to credit officers, subject to loan amount limits, which vary across different loan products.

Credit officers approve loans in compliance with the risk assessment criteria. External agencies are used to facilitate a comprehensive due diligence process including visits to office or home in the case of loans to individual borrowers. Before disbursements are made, the credit officer conducts a centralized check and review of the borrower's profile.

In order to limit the scope of individual discretion in the loan assessment and approval process, the merged entity has implemented a credit-scoring program for credit cards. The merged entity has also implemented a credit-scoring program for certain variants within the consumer durables business. The credit-scoring program is an automated credit approval system for evaluating loan applications by assigning a credit score to each applicant based on certain demographic attributes like earnings stability, educational background and age. The credit score then forms the basis of loan evaluation. Though a formal credit bureau does not operate in India, the merged entity avails the services of some private agencies operating in India to check applications before disbursement.

The merged entity has a separate retail credit team, which undertakes review and audit of credit quality across each credit approval team. The merged entity has established centralized operations to manage operating risk in the various back office processes of its retail loan business except for a few operations which are decentralized to improve turnaround time for the merged entity's customers. The Risk, Compliance and Audit Group conducts an independent audit of processes and documents at periodic intervals. As with the merged entity's other retail loan business, the merged entity emphasizes conservative credit standards, including credit scoring and strict monitoring of repayment patterns, to optimize risks associated with the credit cards business.

The merged entity has a collections unit independent of the various product lines, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. The merged entity also makes use of external collection agents to aid the merged entity in its collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. A fraud control department has been set up to manage levels of fraud, primarily through fraud prevention in the form of forensic audits and also through recovery of fraud losses. The fraud control department is aided by specialized agencies. External agencies for collections are strictly governed by standardized process guidelines. External agencies are also used to facilitate a comprehensive due diligence process including property valuation prior to the approval of home loans and visits to home or office in the case of loans to individual borrowers.

In addition to the above retail loan products, the merged entity's Rural Micro Banking Group provides loans to self-help groups, rural agencies, as well as certain categories of agricultural loans and loans under government-sponsored schemes. These loans are typically of small amounts. The credit approval authorization approved by the board of directors of the merged entity requires that all such loans above Rs. 1.5 million (US$ 30,719) be approved by the Committee of Directors comprising all the executive directors, while the authority to approve loans up to Rs. 1.5 million (US$ 30,719) has been delegated to designated executives.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and asset prices. The prime source of market risk for the merged entity is the interest rate risk it is exposed to as a financial intermediary, which arises on account of its asset liability management activities. The other elements of market risk to which it has exposures are liquidity risk, price risk on its trading positions, equity risk on its investments in equity securities and exchange risk on account of foreign currency exposures.

Market Risk Management Procedures

The board of directors of the merged entity, reviews and approves the policies for the management of market risks. The board has delegated the responsibility for market risk management to the Risk Committee and the Asset Liability Management Committee. The Joint Managing Director chairs the Asset Liability Management Committee and all four executive directors are members of the Committee. The Committee generally meets on a monthly basis and reviews the merged entity's interest rate and liquidity gap position, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the business strategy, as deemed fit, in light of the current and expected business environment. The committee reports to the Risk Committee of the Board of Directors. A majority of the members of the Risk Committee are non-executive directors and the Committee is chaired by a non-executive director.

The Asset Liability Support Group which reports to the Chief Financial Officer, is responsible for measuring and monitoring liquidity and interest rate risk on the merged entity's asset-liability positions. An independent Market Risk Management Group, which is part of the Risk, Compliance and Audit Group, exercises control over the process of market risk management in the merged entity, and recommends changes in processes and methodologies for quantifying and assessing market risk, that it feels are necessary. All new products and market risk policies are submitted for consideration to this group and only thereafter presented to the Asset-Liability Management Committee for approval. The Asset-Liability Management Committee also sets market risk limits for the trading activities of the merged entity.

Interest Rate Risk

ICICI Bank

Since ICICI Bank's balance sheet consisted predominantly of rupee assets and liabilities, movements in domestic interest rates constituted the main source of interest rate risk. Its portfolio of traded debt securities and its loan portfolio were negatively impacted by an increase in interest rates. Exposure to fluctuations in interest rates was measured primarily by way of gap analysis, providing a

71

static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepared interest rate risk reports on a weekly basis. The same were reported to the Reserve Bank of India on a quarterly basis up to September 2001 and on a monthly basis thereafter.

ICICI Bank's core business was deposit taking and lending, in both rupees and foreign currencies, as permitted by the Reserve Bank of India. As the rupee market differs significantly from the foreign markets, the gap positions in these markets are different.

In the Indian market, ICICI Bank's liabilities were mostly at fixed rates of interest for fixed periods. However, it had a mix of floating and fixed interest rate assets. ICICI Bank had term-based prime lending rates. ICICI Bank quoted interest rates for its short-term working capital loan products as a mark-up over the relevant prime lending rate, effectively making these floating rate loans. ICICI Bank's corporate loan portfolio consisted principally of working capital loans, which were on a floating rate basis.

ICICI Bank's foreign currency liabilities, which were primarily deposits from non-resident Indians, were at fixed rates. A large portion of its foreign currency loans were on a floating rate basis. On account of this re-pricing mismatch, ICICI Bank had entered into Interest Rate Swaps (ICICI Bank paid a floating rate and received a fixed rate). Foreign currency liabilities, net of foreign currency loans, enabled ICICI Bank to raise rupee liquidity quickly by way of currency swaps, which helped it to address liquidity risk, if any.

The following tables set forth for both ICICI Bank's loan portfolio and trading portfolio, at the date indicated, its asset-liability gap position.

	At March 31, 2002(1)-(7)							
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Greater than one year and up to five years	Greater than five years	Total
	(in millions)							
Loans, net	Rs. 6,679	Rs. 37,925	Rs. 2,354	Rs. 7,901	Rs. 54,859	Rs. 15,453	Rs. 2,162	Rs 72,474
Securities	3,507	17,525	11,479	79,882	112,393	41,216	26,443	180,052
Fixed assets	-	-	-	-	-	-	4,831	4,831
Trading assets	812	2,245	10,931	7,468	21,456	338	4,281	26,075
Cash and cash equivalents	58,396	1,175	8,164	-	67,735	212	20,018	87,965
Other assets[6]	2,229	3,480	3,772	12,608	22,089	1,041	10,278	33,408
Total assets	Rs. 71,623	Rs. 62,350	Rs. 36,700	Rs. 107,859	Rs. 278,532	Rs. 58,260	Rs. 68,013	Rs. 404,805
Stockholders' equity	Rs. –	Rs. –	Rs. –	Rs. –	Rs. –	Rs. –	Rs. 18,150	Rs. 18,150
Debt(6)	-	38	452	882	1,372	2,101	2,267	5,740
Deposits	44,166	58,552	60,166	95,689	258,573	29,298	37,350	325,221
Other liabilities[6]	23,144	4	-	12,608	35,756	-	19,938	55,694
Total liabilities	Rs. 67,310	Rs. 58,594	Rs. 60,618	Rs. 109,179	Rs. 295,701	Rs. 31,399	Rs. 77,705	Rs. 404,805
Total gap	Rs. 4,313	Rs. 3,756	Rs. (23,918)	Rs. (1,320)	Rs. (17,169)	Rs. 26,861	Rs. (9,692)	

(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier. Classification methodologies have been based on the Asset Liability Management Guidelines issued by the Reserve Bank of India, which were effective from April 1, 2000.

(2) Items that neither mature nor re-price are included in the "greater than five years" category. This includes equity and fixed assets.

(3) Non-performing loans are classified in the "greater than five years" category.

(4) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, the entire amount of non-interest-bearing non-maturity deposit accounts have been classified in the "greater than five years" category.

(5) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, 75.0% of interest-bearing non-maturity deposit accounts have been classified in the "91-180 days" category and 25.0% in the "greater than five years" category.

(6) The categorization for these items is different from that reported in the financial statements.

(7) Cash and cash equivalents include balances with the Reserve Bank of India required by its cash reserve ratio requirement. These balances are held in the form of overnight cash deposits but ICICI Bank classified the interest sensitive portion of these balances under the "91-180 days" category and the remainder in the "greater than five years" category.

The following table sets forth, at the date indicated, the amount of ICICI Bank's loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2002		
	Fixed rate loans	Variable rate loans	Total
	(in millions)		
Loans	Rs.14,441	Rs. 8,769	Rs. 23,211

ICICI

ICICI's balance sheet consisted predominantly of rupee assets and liabilities. Hence, movements in rupee interest rates were the main source of interest rate risk. ICICI also monitored interest rate risk associated with its trading activities and its asset and liability management activities, by different approaches, as described below. Based on ICICI's asset-liability position at year-end fiscal 2002 and fiscal 2001, ICICI's portfolio of traded debt securities and loan portfolio were negatively impacted by an increase in interest rates.

ICICI also measured exposure to interest rate risk primarily by the use of gap analysis, which provides a static view of the maturity and re-pricing characteristics of balance sheet positions. ICICI prepared interest rate sensitivity reports on a fortnightly basis for fiscal 2002. Interest rate risk was further monitored by the interest rate risk limits approved by the Resources, Treasury and Asset-Liability Management Committee.

ICICI's business activities involved lending and borrowing in rupees as well as foreign currencies. These activities exposed ICICI to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

In the rupee market, most of ICICI's borrowing and lending took place at fixed rates of interest. ICICI usually borrowed for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, ICICI's loans generally were repaid more gradually, with principal repayments being made over the life of the loan. ICICI had well-established systems to monitor and minimize asset and liability mismatches.

In contrast to ICICI's rupee loans, a large proportion of ICICI's foreign currency loans were floating rate loans. These loans were generally funded with floating rate foreign currency funds. In addition, ICICI's fixed rate foreign currency loans were generally funded with fixed rate foreign currency funds. ICICI generally converted all its foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. As a consequence of all these steps, the foreign currency gaps were generally significantly lower than rupee gaps, representing a considerably lower exposure to fluctuations in foreign currency interest rates.

For fiscal 2002, ICICI continued to follow a three-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans and a long-term prime rate for loans with maturities greater than three years. Interest rate risk on undisbursed commitments was sought to be eliminated by fixing interest rates on rupee loans at the time of loan disbursement.

The following table sets forth, at the date indicated, ICICI's asset-liability gap position.

	At March 31, 2002 [1],[6]			
	Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
	(in millions)			
Loans, net	Rs. 140,137	Rs. 214,803	Rs. 168,661	Rs. 523,601
Securities	6,807	21,845	42,963	71,615
Fixed assets...	–	–	12,949	12,949
Other assets[6]...	81,572	2,905	53,188	137,665
Total assets	228,516	239,553	277,761	745,830
Stockholders' equity	–	–	71,161	71,161
Debt[6]...	202,926	229,234	87,415	519,575
Other liabilities[6]..	92,681	5,787	56,626	155,094
Total liabilities	295,607	235,021	215,202	745,830
Total gap before risk management positions	(67,091)	4,532	62,559	–
Risk management positions	(22,697)	13,422	9,275	–
Total gap after risk management positions	Rs. (89,788)	Rs. 17,954	Rs. 71,834	Rs. –

_____

(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier.

(2) Items that neither re-price nor mature are included in the "greater than five years" category. This includes issued equity share capital, as well as all equity investments other than those held as part of the trading portfolio.

(3) Impaired loans of residual maturity less than three years are classified in the "greater than one year and up to five years" category and impaired loans of residual maturity between three to five years are classified in the "greater than five years" category.

(4) Loan funds dedicated to the trading portfolio have been classified as assets in the "less than or equal to one year" category.

(5) The risk management positions comprise foreign currency and rupee swaps. The risk management position has been adjusted for a sum of Rs. 380 million on account of revaluation of swaps.

(6) The categorization for these items is different from that reported in the financial statements.

The following table sets forth, at the date indicated, the amount of ICICI's loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2002		
	Fixed rate Loans	Variable rate loans	Total
	(in millions)		
Loans	Rs.306,311	Rs. 92,349	Rs.398,661

Merged entity

The merged entity's core business is deposit taking and lending, in both rupees and foreign currencies, as permitted by the Reserve Bank of India. In the Indian market, the merged entity's liabilities are mostly at fixed rates of interest for fixed periods. However, it has a mix of floating and fixed interest rate assets. The merged entity follows a three-tier prime rate structure namely, a short-term prime rate for one year term loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans and a long-term prime rate for loans with maturities greater than three years. In addition, it follows a specific short-term prime rate for short-term working capital products. Immediately after the merger, the loan portfolio consists of project lending which is largely on a fixed rate basis, working capital loans which are largely on a floating rate basis and retail loans which include fixed and floating rate loans. The term loans portfolio has principal amortizing over the life of the loan.

The merged entity's foreign currency liabilities consist of commercial borrowings, multi-lateral/bilateral lines of credit and deposits from non-resident Indians. The deposits bear a fixed rate of interest. A large portion of the foreign currency loan portfolio is floating rate. These are generally funded with floating rate foreign currency funds. The merged entity generally converts a substantial portion of its foreign currency borrowings into floating rate dollar liabilities through the use of cross-currency interest rate swaps. Foreign currency liabilities, net of foreign currency loans, are a good source of rupee liquidity, by way of currency swaps.

The merged entity actively uses interest rate derivatives to manage its asset and liability positions. The merged entity and its subsidiary, ICICI Securities, are both active participants in the interest rate swap market. However, since these markets are currently able to support only very small-sized transactions and limited maturities, the merged entity is constrained to follow a strategy of cash flow matching on a portfolio basis in order to contain asset-liability mismatches and manage the duration of its government securities portfolio. Cash flow matching is done as far as feasible, through the management of the maturity structure of incremental assets and liabilities. However, even using this route, given the highly illiquid nature of the domestic debt market, it is not always possible to achieve a perfect hedge. Therefore, the merged entity is left with residual risk which it seeks to monitor through the interest rate gap and sensitivity analysis.

Price Risk (Loan Portfolio)

ICICI Bank

The following tables set forth, using the balance sheet at year-end fiscal 2002 as the base, one possible prediction of the impact of changes in interest rates on net interest revenue for fiscal 2003, assuming a parallel shift in yield curve at year-end fiscal 2002.

	At March 31, 2002							
	Change in interest rates (in basis points)							
	(100)		(50)		50		100	
	(in millions, except percentages)							
Rupee portfolio	Rs.	232	Rs.	116	Rs.	(116)	Rs.	(232)
Foreign currency portfolio		(30)		(15)		15		30
Total	Rs.	202	Rs.	101	Rs.	(101)	Rs.	(202)
Profit/(loss) as a % of net income		9.9%		5.0%		(5.0%)		(9.9%)

Based on ICICI Bank's asset and liability position at year-end fiscal 2002, the sensitivity model shows that net interest revenue from the loan portfolio for fiscal 2003 would fall by Rs. 202 million (US$ 4 million) if interest rates increased by 100 basis points during fiscal 2003. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2003, net interest revenue for fiscal 2003 would rise by Rs. 202 million (US$ 4 million). The amount of Rs. 202 million constituted 9.9% of ICICI Bank's net income for fiscal 2002.

ICICI

The following table sets forth, using the balance sheet at year-end fiscal 2002 as the base, one possible prediction of the impact of changes in interest rates on net interest revenue for fiscal 2003, assuming a parallel shift in yield curve at year-end fiscal 2002.

	At March 31, 2002						
	Change in interest rates (in basis points)						
	(100)		(50)		50		100
	(in millions, except percentages)						
Rupee portfolio	Rs.	298	Rs.	149	Rs.	(149)	Rs.	(298)
Foreign currency portfolio		67		34		(34)		(67)
Total	Rs.	365	Rs.	183	Rs.	(183)	Rs.	(365)
Profit/ (loss) as a % of net income		26.8%		13.4%		(13.4%)		(26.8%)

Based on ICICI's asset and liability position at year-end fiscal 2002, the sensitivity model shows that net interest revenue from the loan portfolio for fiscal 2003 would fall by Rs. 365 million (US$ 7 million) if interest rates increased by 100 basis points during fiscal 2003. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2003, net interest revenue for fiscal 2003 would rise by Rs. 365 million (US$ 7 million). The amount of Rs. 365 million constituted 26.8% of ICICI's net income for fiscal 2002. Though the overall interest rate risk number on the overall portfolio is not very different from fiscal 2001, there was an increase in foreign currency sensitivity. This is largely on account of the strategy of swapping foreign currency to raise cheaper rupee resources. ICICI maintained a liability-sensitive profile based on its outlook of a soft interest rate regime.

Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the models above for ICICI Bank and ICICI assume that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest revenue will vary from the models above for ICICI and ICICI Bank.

It must be noted that the interest rate sensitivities shown above for ICICI Bank and ICICI are for exposures in different markets where interest rate movements may not be perfectly correlated. Thus the individual sensitivity figures need to be viewed in isolation and not as a net figure.

Price Risk (Trading Portfolio)

ICICI Bank

ICICI Bank undertook trading activities primarily to optimize the income from its regulatory fixed income portfolio and secondarily to enhance its earnings through profitable trading for its own account. A substantial proportion of ICICI Bank's trading portfolio (79.6%) consisted of investments in government of India securities at year-end fiscal 2002. ICICI Bank was required by law to invest 25.0% of its demand and time liabilities in specified securities, including government of India securities. ICICI Bank used holding period limits and stop-loss limits to manage risks for debt security positions in the trading book.

The following tables sets forth, using ICICI Bank's fixed income portfolio at year-end fiscal 2002 as the base, one possible prediction of the impact of changes in interest rates on the value of ICICI Bank's rupee fixed income trading portfolio for fiscal 2003, assuming a parallel shift in yield curve.

		At March 31, 2002							
		Change in interest rates **(in basis points)**							
	Portfolio Size	**(100)**		**(50)**		**50**		**100**	
		(in millions except percentages)							
Government of India securities [1]	Rs. 20,765	Rs.	102	Rs.	51	Rs.	(50)	Rs.	(100)
Corporate bonds	Rs. 1,265	Rs.	34	Rs.	17	Rs.	(16)	Rs.	(33)
Total..	Rs 22,030	Rs.	136	Rs.	68	Rs.	(66)	Rs.	(133)
Profit/ (loss) as a % of net income			6.7%		3.3%		(3.3%)		(6.5%)

(1) For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.

At year-end fiscal 2002, the total value of ICICI Bank's rupee fixed income portfolio was Rs. 22.0 billion (US$ 451 million). Based on ICICI Bank's fixed income portfolio at year-end fiscal 2002, the sensitivity model shows that the value of the trading portfolio would fall by Rs. 133 million (US$ 3 million) or 6.5% of ICICI Bank's net income for fiscal 2002, if interest rates increased by 100 basis points during fiscal 2003. Conversely, if interest rates fell by 100 basis points, under the model, the value of this portfolio, would rise by Rs. 136 million (US$ 3 million) or 6.7% of ICICI Bank's net income for fiscal 2002. The sensitivity of the value of ICICI Bank's trading portfolio to changes in interest rates was largely due to the government of India securities that it was required to hold under the Reserve Bank of India's statutory liquidity ratio requirement.

ICICI

ICICI undertook trading activities primarily to enhance earnings through profitable trading for its own account. ICICI Securities, formerly the wholly-owned investment banking subsidiary of ICICI and now the wholly-owned investment banking subsidiary of the merged entity, is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities.

The following tables sets forth, using the fixed income portfolio at year-end fiscal 2002 as the base, one possible prediction of the impact of changes in interest rates on the value of ICICI's rupee fixed income trading portfolio for fiscal 2003, assuming a parallel shift in yield curve.

		At March 31, 2002			
		Change in interest rates **(in basis points)**			
	Portfolio Size	**(100)**	**(50)**	**50**	**100**
		(in millions)			
Government of India securities [1]	Rs. 15,602	Rs. 788	Rs. 401	Rs. (399)	Rs. (781)
Corporate debt securities	4,627	153	77	(77)	(152)
Total..	Rs. 20,229	Rs. 941	Rs. 478	Rs. (476)	Rs. (933)
Profit/ (loss) as a % of net income		69.2%	35.1%	(35.0%)	(68.6%)

_____
(1) For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.

At year-end fiscal 2002, the total value of ICICI's rupee fixed income portfolio was Rs. 20.2 billion (US$ 414 million). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2003, the value of the trading portfolio, would fall by Rs. 933 million (US$ 19 million) or 68.6% of ICICI's net income for fiscal 2002. Conversely, if interest rates fell by 100 basis points during fiscal 2003, under the model, the value of this portfolio would rise by Rs. 941 million (US$ 19 million) or 69.2% of ICICI's net income for fiscal 2002. The sensitivity of the value of the trading portfolio to changes in interest rates was largely due to the government of India securities held by ICICI Securities in its capacity as a primary dealer.

As noted above, sensitivity analysis, is used for risk management purposes only and the models used above for ICICI Bank of ICICI assume that during the course of the year no other changes are made in the respective portfolios. Actual changes in the value of the fixed income portfolio will vary from the models above for ICICI Bank and ICICI.

Merged Entity

The total interest rate risk faced by the merged entity is a combination of non-trading risk and trading risk. A decrease in interest rates during fiscal 2003 will increase the value of the merged entity's trading portfolio. A decrease in interest rates during fiscal 2003 would increase the merged entity's non-trading income due to the increase in net interest revenue.

The merged entity revalues its trading portfolio on a daily basis and recognizes aggregate revaluation gains and losses in its profit and loss account. The asset liability management policy stipulates an interest rate risk limit which seeks to cap the risk on account of the mark-to-market impact on the trading book and the earnings at risk on the banking book, based on a sensitivity analysis of a 100 basis points parallel and immediate shift in interest rates.

In addition, the Market Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, risk monitoring tools such as a Value-at-Risk (VaR) models for measuring market risk in the merged entity's trading portfolio, are also used. This Group is also exploring the feasibility of using these models to design limits on exposures.

The Market Risk Management Group is in the process of implementing more advanced statistical tools to conduct sensitivity analysis, scenario simulations and stress testing to assess the impact of changes in market conditions on portfolio positions. The risk management processes for risk measurement and risk management conform to the Reserve Bank of India's guidelines.

Equity Risk

ICICI Bank

ICICI Bank's equity positions included both equity securities and units of mutual funds. ICICI Bank invested in equity securities only in book-entry form, which decreased the settlement and liquidity risk. ICICI Bank did not hold any equity securities at year-end fiscal 2001 and 2002. ICICI Bank had investments of Rs. 293 million (US$ 6 million) in mutual funds at year-end fiscal 2002. Position limits, stop-loss limits and holding period limits are used to manage risks for equity positions in the trading book.

ICICI

ICICI assumed equity risk both as part of its investment book and its trading book. On the investment book, investments in equity shares and preference shares were essentially long-term in nature. Nearly all the equity investment securities were driven by its project financing activities. The decision to invest in equity shares during project financing activities was a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and was separate from the lending decision.

Trading account securities were recorded at market value. For the purpose of valuation of equity investment securities, an assessment was made whether a decline in the fair value, below the amortized cost of the investments, was other than temporary. If the decline in fair value below the amortized cost was other than temporary, the decline was provided for in the income statement. A temporary decline in value was excluded from the income statement and charged directly to the shareholders' equity. To assess whether a decline in fair value was temporary, the duration for which the decline had existed, industry and company specific conditions, and dividend record were considered. Non-readily marketable securities for which there is no readily determinable fair value were recorded at cost. Venture capital investments were carried at fair value. However, they were generally carried at cost during the first year, unless a significant event occurred that affected the long-term value of the investment. Substantially all venture capital investments were acquired during fiscal 2001.

At year-end fiscal 2002, the fair value of trading account equity securities was Rs. 742 million (US$ 15 million). The fair value of equity securities investment portfolio, including non-readily marketable securities of Rs. 8.26 billion (US$ 169 million), was Rs. 28.5 billion (US$ 584 million). It included investment of approximately Rs. 9.3 billion (US$ 190 million) in liquid mutual funds units at year-end fiscal 2002. At year-end fiscal 2001, the fair value of trading equity securities was Rs. 2.7 billion (US$ 55 million). The fair value of equity securities investment portfolio, including non-readily marketable securities of Rs. 7.1 billion (US$ 145 million), was Rs. 17.1 billion (US$ 350 million).

Exchange Rate Risk

The merged entity offers foreign currency hedge instruments like swaps and forwards to clients, which are primarily banks and highly rated corporate customers. The merged entity actively uses cross currency swaps and forwards to hedge against exchange risks arising out of these transactions. Trading activities in the foreign currency markets expose the merged entity to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating limits on the loss of the entire foreign exchange trading floor, and engaging in exception reporting.

In addition, foreign currency loans are made on terms that are similar to foreign currency borrowings, thereby transferring the foreign exchange risk to the borrower. In case of certain foreign currency borrowings that are on-lent in rupees, the government of India bears foreign exchange risk on these borrowings subject to certain agreements between the merged entity and the government of India. Foreign currency cash balances are generally maintained abroad in currencies matching with the underlying borrowings.

Liquidity Risk

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is to be able, even under adverse conditions, to meet all liability repayments on time and fund all investment opportunities. See "Operating and Financial Review and Prospects for ICICI Bank – Financial Condition – Liquidity Risk" for a description of liquidity risk for ICICI Bank, ICICI and merged entity.

Operational Risk

The merged entity is exposed to many types of operational risk. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. The merged entity attempts to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back–up procedures and undertaking regular contingency planning.

Operational Controls and Procedures in Branches

The merged entity has operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars sent to all offices.

When taking a deposit from a new customer, the merged entity requires the new customer to complete a relationship form, which details the terms and conditions for providing various banking services. Photographs of customers are also obtained for the merged entity's records, and specimen signatures are scanned and stored in the system for online verification. The merged entity enters into a relationship with a customer only after the customer is properly introduced to the merged entity. When time deposits become due for repayment, the deposit is paid to the depositor. System generated reminders are sent to depositors before the due date for repayment. Where the depositor does not apply for repayment on the due date, the amount is transferred to an overdue deposits account for follow up.

The merged entity has a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have delegated power to authorize larger withdrawals. The merged entity's operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$ 20,479) are subject to special scrutiny to avoid money laundering. The merged entity's banking software has multiple security features including user access rights and terminal-based security features to protect the integrity of applications and data.

The merged entity gives importance to computer security. A comprehensive computer security manual has been provided to all offices. There is a system room in each office where the server is located. Access to the server room is regulated.

Operational Controls and Procedures for Internet Banking

The opening of a bank account online by a new customer is a two-step process. First, the customer fills out an online application, giving his personal details. Based on this preliminary information, the customer is allotted a user ID and password. Second, the customer must send to the merged entity further documentation to prove the customer's identity, including a copy of the customer's passport, a photograph and specimen signature of the customer. After the customer completes these formalities satisfactorily, the merged entity gives him full access to his account online. For a description of the security features of the merged entity's technology related to Internet banking, see "-Technology".

Operational Controls and Procedures in Regional Processing Centers

To improve customer service at the merged entity's physical locations, the merged entity handles transaction processing centrally by taking away such operations from branches. The merged entity has centralized operations at regional processing centers in Mumbai, New Delhi, Chennai, Bangalore, Hyderabad, Pune, Ahmedabad, Kolkata and Coimbatore. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back office activities for account opening, standing instructions and auto-renewal of deposits.

In Mumbai, the merged entity has centralized transaction processing on a nationwide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing post-dated cheques received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web broking services and recovery of service charges for accounts for holding shares in book-entry form.

Operational Controls and Procedures in Treasury

The merged entity has a high level of automation in trading operations. The merged entity's technology to monitor risk limits and exposures on a near real-time basis. The merged entity's front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign exchange treasury. The respective middle offices use various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place.

Domestic Treasury. The merged entity's front office consists of dealers in fixed income securities, equity securities and inter-bank money markets. The dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

The Treasury Middle Office Group, which reports to the Chief Financial Officer, monitors counterparty limits,evaluates the mark-to-market impact on various positions taken by dealers and monitors market risk exposure of the investment portfolio.

The merged entity's back office undertakes the settlement of funds and securities. The back office exercises controls for minimizing operational risks, including deal confirmations with counterparties, verifies authenticity of counterparty checks and securities, ensures receipt of contract notes from brokers, monitors receipt of interest and principal amounts on due dates, ensures transfer of title in the case of purchases of securities, reconciles actual security holdings with the holdings pursuant to the records, and reports any irregularity or shortcoming observed.

Foreign Exchange Treasury. The inter-bank foreign exchange operations are conducted through Reuters dealing systems. Brokered deals are concluded through voice systems. Deals done through Reuters systems are captured on a real time basis for processing. Deals carried out through voice systems are input in the system immediately by the dealers for processing. The entire process from deal origination to settlement and reconciliation takes place via straight through processing. The processing ensures adequate checks at critical stages. Trade strategies are discussed frequently and decisions are taken based on the market forecasts, information and liquidity considerations. Trading operations are conducted in conformity with the code of conduct prescribed by internal and regulatory guidelines.

The Treasury Middle Office Group monitors counterparty limits, positions taken by dealers and adherence to various market risk limits set by the Risk, Compliance and Audit Group.

The merged entity's back office procedures were put in place to ensure speedy processing, confirmation, accounting, confirmation matching, deal settlements and cash balance monitoring. The back office systems are designed to minimize settlement risk. The matching and checking of counterparty confirmation of deals is fully automated.

Audit

The Internal Audit Group undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The Internal Audit group conceptualizes and implements improved systems of internal controls, to minimize operational risk. The audit plan for every fiscal year is approved by the Audit Committee of the merged entity's board of directors.

The Reserve Bank of India requires banks to have a process of concurrent audits at branches handling large volumes, to cover a minimum of 50.0% of business volumes. The merged entity has instituted systems to conduct concurrent audits, using reputed chartered accountancy firms.

Legal Risk

The uncertainty of the enforceability of the obligations of the merged entity's customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in law and regulation could adversely affect the merged entity. Legal risk is higher in new areas of business where the law is often untested by the courts. The merged entity seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorize d and consulting internal and external legal advisors.

Derivative Instruments Risk

The merged entity engages in limited trading of derivative instruments on its own account and generally enters into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches. The merged entity provides limited derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. The merged entity's derivative transactions are subject to counter-party risk to the extent particular obligors are unable to make payment on contracts when due.

Loan Portfolio

At year-end fiscal 2002, ICICI Bank's gross loan portfolio, which included its holdings of corporate debt instruments and preferred stock, was Rs. 75.7 billion (US$ 1.5 billion).

The following table sets forth, for the periods indicated, ICICI Bank's gross loan portfolio classified by product group.

	At March 31,					
	1998	1999	2000	2001	2002	2002
	(in millions)					
Working capital	Rs. 9,256	Rs. 17,508	Rs. 31,576	Rs. 57,316	Rs. 37,340	US$ 765
Term loans(1)	3,344	9,859	14,635	34,051	31,168	638
Retail loans	590	1,110	1,553	4,909	7,150	146
Gross loans	13,190	28,477	47,764	96,276	75,658	US$ 1,549
Unearned Income	–	–	(30)	(356)	(364)	(7)
Gross loans net of unearned income	Rs. 13,190	Rs. 28,477	Rs. 47,734	Rs. 95,920	Rs. 75,294	US$ 1,542
Of which:						
Corporate debt instruments and preferred stock	Rs. 1,424	Rs. 6,762	Rs. 10,532	Rs. 23,624	Rs. 23,035	US$ 472

(1) Includes corporate debt instruments, preferred stock and lease finance products. ICICI Bank had lease finance of Rs. 820 million (US$ 17 million) at year-end fiscal 2002 and Rs. 944 million (US$ 19 million) at year-end fiscal 2001, representing 1.08% and 0.98% of gross loans, respectively. In fiscal 1996, ICICI Bank offered lease financing to a limited number of customers due to certain tax advantages from these transactions. ICICI Bank discontinued all of its lease finance activities in fiscal 1998 once the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "— Legal and Regulatory Proceedings". ICICI Bank acquired a portfolio of hire purchase business, representing Rs. 8 million (US$ 163,834) at year-end fiscal 2001 from Bank of Madura. ICICI Bank has extended fund based loans as well as stand by letters of credit facilities to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At year-end fiscal 2002, the balance outstanding in respect of these loans was Rs. 620 million (US$ 13 million) which represented approximately 0.8% of ICICI Bank's total gross loan portfolio.

Corporate debt instruments and preferred stock amounted to Rs. 23.0 billion (US$ 472 million) at year-end fiscal 2002, or 30.4 % of ICICI Bank's gross loans. Although trading in these corporate debt securities is not very active, the merged entity believes that as the secondary debt markets in India become more active, lenders will be able to more easily sell these corporate debt securities, thereby allowing for better management of mismatches in the maturity of assets and liabilities and providing additional liquidity. Almost all of ICICI Bank's loans at year-end fiscal 2002 were to Indian borrowers.

ICICI's gross loan portfolio, which included loans structured as debentures and preference shares, at year-end fiscal 2002 was Rs. 560.3 billion (US$ 11.5 billion), a decrease of 11.8% from Rs. 635.1 billion (US$ 13.0 billion), at year-end fiscal 2001. At year-end fiscal 2001, the gross loan portfolio increased 6.6% to Rs. 635.1 billion (US$ 13.0 billion) from Rs. 595.5 billion (US$ 12.2 billion) at year-end fiscal 2000. In the past few years, an increasing proportion of ICICI's long-term lending

particularly in infrastructure financing was provided in the form of debentures since ICICI expected that in the future these debentures could be sold in secondary debt markets in India. This structure was intended to facilitate a transfer of assets and provide flexibility in managing the exposure and liquidity of the balance sheet. Approximately 87.1% of ICICI's gross loans were rupee loans at year-end fiscal 2002. All of ICICI's loans at year-end fiscal 2002 were to Indian borrowers, and ICICI had no loans outstanding to entities outside India.

Collateral — Completion, Perfection and Enforcement

The merged entity's loan portfolio consists predominantly of working capital, corporate finance and project finance loans to corporate borrowers. Working capital loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, the merged entity may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consist of property, plant and equipment. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Indian Companies Act. The merged entity may also take security of a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. This registration amounts to a constructive public notice to other business entities. In general, the merged entity's loans are over-collateralized. In India, there are no regulations stipulating any loan-to-collateral limits.

In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002, promulgated by the President of India in June 2002 and re-promulgated in August 2002 but yet to be approved by legislation passed by the Indian parliament, is expected to strengthen the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. However, there can be no assurance that the legislation will be passed by the Indian parliament or that, if passed, it will have a favorable impact on the merged entity's efforts to resolve non-performing assets. See "Overview of the Indian Financial Sector – Recent Structural Reforms – Legislative Framework for Recovery of Debts due to Banks".

The merged entity recognizes that its ability to realize the full value of the collateral in respect of current assets is difficult, due to, among other things, delays on its part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. However, cash credit facilities are so structured that the merged entity is able to capture the cash flows of its customers for recovery of past due amounts. In addition, the merged entity has a right of set-off for amounts due to it on these facilities. Also, the merged entity monitors the cash flows of its working capital loan customers on a daily basis so that it can take any actions required before the loan becomes impaired. On a case-by-case basis, the merged entity may also stop or limit the borrower from drawing further credit from its facility.

Most of the merged entity's corporate borrowers having large working capital requirements borrow from more than one bank either under a consortium arrangement or under a multiple banking arrangement. Under a consortium arrangement, the financing banks formally decide on the credit proposal of the company and decide how the funding should be distributed among the consortium banks. A lead bank, usually the bank providing the largest share of the overall credit, is appointed under a consortium lending arrangement. The lead bank coordinates credit appraisals, execution of joint documents, regular review meetings and security inspections.

Under a consortium arrangement, typically the security is in the form of a first lien on current assets, which is shared on a proportionate basis among the participating banks. Theoretically, a member can exit from a consortium, with its share taken either by an existing member or by induction of a new member in the consortium. However, in the case of an impaired loan, this exit route is generally not available since the other members of the consortium are not likely to take up additional credit that is impaired. Further, a member is generally not allowed to take recovery action independent of the consortium in the case of an impaired loan. Hence, recovery from impaired companies that are under a consortium arrangement may be delayed.

Under a multiple banking arrangement, each bank stipulates its own terms and obtains identifiable collateral through individual security documents and the creation of requisite liens. Unlike a consortium arrangement lending, in a multiple bank or sole bank lending, the merged entity can independently pursue recovery of past due amounts either through full cash recovery, a negotiated settlement or a legal suit. At year-end fiscal 2002, loans with consortium arrangements accounted for 39.6% of ICICI Bank's gross impaired loans, loans with multiple bank arrangements accounted for 12.7% of ICICI Bank's gross impaired loans and sole bank lending accounted for 47.7% of ICICI Bank's gross impaired loans.

Loan Concentration

The merged entity follows a policy of portfolio diversification and evaluates its total financing exposure in a particular industry in light of its forecasts of growth and profitability for that industry. The merged entity's risk management department monitors all major sectors of the economy and specifically follows industries in which the merged entity has credit exposures. The merged entity responds to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. The merged entity, like ICICI Bank and ICICI, limits its loan portfolio to any particular industry (other than retail loans) to 15.0%.

Pursuant to the guidelines of the Reserve Bank of India, the merged entity's credit exposure to individual borrowers must not exceed 15.0% of its capital funds comprising Tier-1 and Tier-2 capital, calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. The merged entity's exposure to a group of companies under the same management control must not exceed 40.0% of its capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 50.0% of the merged entity's capital funds. Pursuant to the Reserve Bank of India guidelines, an exposure is calculated as the sum of 100.0% of the committed funded amount or the outstanding funded amount, whichever is higher, and 50.0% of the committed non-funded amount or the outstanding non-funded amount, whichever is higher (100.0% of the committed non-funded amount or the outstanding non-funded amount, whichever is higher, with effect from fiscal 2004). The merged entity is in compliance with these limits, except in the case of two borrowers where it has breached the single exposure limit. This is mainly due to the write-down of reserves as part of the fair valuation exercise conducted at the time of the amalgamation under Indian GAAP. The merged entity was not in breach of the limit at the time of providing the assistance. Subsequent to the amalgamation, the merged entity has applied to the Reserve Bank of India for its approval for exceeding the exposure limit in respect of these two borrowers.

The following table sets forth, at the dates indicated, ICICI Bank's gross loans outstanding by the borrower's industry or economic activity and as a percentage of gross loans.

	At March 31,									
	1998		1999		2000		2001		2002	
	(in millions, except percentages)									
Light manufacturing	Rs. 1,300	9.9%	Rs. 2,800	9.8%	Rs. 4,895	10.3%	Rs. 6,782	7.0%	Rs. 6,323	US$ 129	8.4%
Chemicals, drugs and Pharmaceuticals	1,092	8.3	2,420	8.5	5,772	12.0	11,032	11.4	4,840	99	6.4
Electricity	540	4.1	1,488	5.2	2,784	5.8	7,752	8.1	4,632	95	6.1
Other personal loans	590	4.5	1,110	3.9	1,553	3.3	6,691	7.0	4,206	86	5.6
Agriculture	501	3.8	675	2.4	1,520	3.2	2,984	3.1	3,831	78	5.1

Automobiles including trucks	600	4.5	1,006	3.5	1,680	3.5	2,111	2.2	3,529	72	4.7
Transport	360	2.7	159	0.6	1,686	3.6	4,363	4.5	2,909	60	3.8
Finance	780	5.9	1,949	6.9	6,113	12.8	9,375	9.7	2,753	56	3.6
Textiles	1,170	8.9	1,405	4.9	1,600	3.4	3,605	3.7	2,578	53	3.4
Other metals and metal products	330	2.5	1,370	4.8	1,269	2.7	1,439	1.5	1,425	29	1.9
Construction	770	5.8	740	2.6	882	1.8	1,396	1.5	1,322	27	1.7
Computer software	230	1.7	460	1.6	823	1.7	1,368	1.4	1,296	27	1.7
Cement	170	1.3	540	1.9	1,124	2.3	2,394	2.5	1,232	25	1.6
Iron and steel	460	3.5	620	2.2	703	1.4	1,118	1.2	1,103	23	1.5
Paper and paper products	240	1.8	373	1.3	745	1.6	1,118	1.2	1,009	21	1.3
Other industries (1)	4,057	30.8	11,362	39.9	14,615	30.6	32,748	34.0	32,670	669	43.2
Gross loans	Rs.13,190	100.0%	Rs.28,477	100.0%	Rs.47,764	100.0%	Rs.96,276	100.0%	Rs.75,658	US$1,549	100.0%

(1) Other industries consist of over 20 industries, including coal, mining, sugar, tea, rubber and rubber products, food processing, gems and jewelry, with no industry constituting more than 5.0% of gross loans.

At year-end fiscal 2002, no single industry accounted for more than 15.0% of ICICI Bank's gross loan portfolio.

In fiscal 1999, there was an increase in the proportion of ICICI Bank's assets in the chemicals, drugs and pharmaceuticals and other metals and metal products sectors, while there was a decrease in the proportion of assets in the construction, iron and steel, and textiles sectors. In fiscal 2000, there was an increase in the proportion of ICICI Bank's assets in the finance, chemicals, transport, agriculture and light manufacturing sectors while there was a decrease in the proportion of its assets in the construction, textiles, iron and steel, other metals and metal products sectors. In fiscal 2001, there was an increase in the proportion of ICICI Bank's assets in the cement, electricity and transport sectors while there was a decrease in the proportion of its assets in the automobiles including trucks, chemicals, drugs and pharmaceuticals, finance, other metal and metal products and light manufacturing sectors. In fiscal 2002, there was an increase in the proportion of ICICI Bank's assets in the automobiles including trucks, agriculture, other metals and metal products and iron and steel sectors while there was a decrease in the proportion of its assets in the finance, chemicals, drugs and pharmaceuticals and electricity sectors.

ICICI Bank's 20 largest borrowers at year-end fiscal 2002 totaled approximately Rs. 18.6 billion (US$ 381 million) and represented 24.6% of its total gross loan portfolio. The largest group of companies under the same management control accounted for approximately 1.7% of ICICI Bank's portfolio at that date.

The following table sets forth, at the dates indicated, ICICI's gross loans outstanding, including loans structured as debentures and preference shares, by the borrower's industry or economic activity.

	At March 31,										
	1998		1999		2000		2001		2002		
	(in millions, except percentages)										
Retail Finance	Rs. —	– %	Rs. 602	0.1 %	Rs. 6,679	1.1%	Rs. 27,106	4.3%	Rs. 72,789	US$ 1,491	13.0%
Iron and steel	34,469	8.6	48,908	9.7	59,246	9.9	70,547	11.1	71,272	1460	12.7
Power	34,079	8.5	40,154	8.0	56,162	9.4	66,368	10.5	61,159	1,252	10.9
Services	28,047	7.0	40,500	8.0	62,997	10.6	74,425	11.7	47,676	976	8.5
Textiles	32,587	8.2	35,979	7.1	42,019	7.1	47,052	7.4	40,867	837	7.3
Crude petroleum and petroleum refining	22,158	5.5	44,492	8.8	51,338	8.6	54,822	8.6	32,099	657	5.7
Telecom	8,235	2.2	9,867	2.0	15,903	2.7	20,244	3.2	25,547	523	4.6
Cement	17,592	4.4	17,069	3.4	19,559	3.3	25,709	4.0	19,088	391	3.4
Electronics	9,461	2.4	11,275	2.2	12,597	2.1	15,032	2.4	17,817	365	3.2
Basic chemicals	15,589	3.9	18,864	3.7	22,058	3.7	15,825	2.5	14,115	289	2.5
Machinery	15,355	3.8	19,562	3.9	19,089	3.2	16,973	2.7	13,196	270	2.4
Transport equipment	17,692	4.4	18,226	3.6	23,020	3.9	19,613	3.1	13,086	268	2.3
Paper and paper products	11,397	2.9	12,655	2.5	16,934	2.8	16,205	2.6	12,865	263	2.3
Plastics	8,185	2.1	9,022	1.8	10,988	1.8	11,213	1.8	10,086	207	1.8
Food products	7,793	1.9	6,293	1.2	7,736	1.3	8,755	1.4	9,264	190	1.7
Fertilizers and pesticides	16,798	4.2	18,493	3.7	21,001	3.5	17,801	2.8	9,202	188	1.6
Transportation	11,260	2.8	17,795	3.5	18,982	3.2	15,568	2.5	8,715	178	1.6
Man-made fibers	11,261	2.8	11,832	2.3	11,505	1.9	11,061	1.7	8,670	178	1.5
Electrical equipment	10,707	2.7	12,738	2.5	18,526	3.1	14,068	2.2	8,357	171	1.5

Drugs	5,677	1.4	6,616	1.3	6,936	1.2	9,950	1.6	7,766	159	1.4
Sugar	7,788	2.0	7,872	1.6	9,464	1.6	9,718	1.5	7,645	157	1.4
Petrochemicals	5,311	1.3	8,128	1.6	7,396	1.2	11,471	1.8	7,621	156	1.4
Metal products	7,621	1.9	7,847	1.6	9,783	1.7	7,924	1.2	6,912	142	1.2
Non-ferrous metals	3,362	0.8	5,453	1.1	5,376	0.9	4,473	0.7	6,536	134	1.2
Mining	2,566	0.6	7,918	1.6	8,330	1.4	6,503	1.0	4,970	102	0.9
Rubber and rubber products	3,036	0.8	3,321	0.7	4,086	0.7	3,431	0.5	3,500	72	0.6
Other chemicals	311	0.1	774	0.2	332	0.1	335	0.1	189	4	0.0
Other (1)	51,304	12.8	61,375	12.3	47,491	8.0	32,866	5.1	19,239	393	3.4
Gross loans	Rs. 399,641	100.0%	Rs. 503,630	100.0%	Rs. 595,533	100.0%	Rs. 635,058	100.0%	Rs.560,248	US$ 11,473	100.0%
Allowance for loan losses	(22,457)		(28,524)		(34,085)		(33,035)		(36,647)	(750)	
Net loans	Rs. 377,184		Rs. 475,106		Rs. 561,448		Rs. 602,023		Rs.523,601	US$ 10,723	

(1) Other principally includes shipping, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries.

ICICI's gross loan portfolio at year-end fiscal 2002 decreased by 11.8% compared to year-end fiscal 2001. Consequently the proportion of loans to the iron and steel sector was higher at 12.7% at year-end fiscal 2002 compared to 11.1% at year-end fiscal 2001, although the gross loans to the iron and steel sector at year-end fiscal 2002 increased by only 1.0% from year-end fiscal 2001. The proportion of loans to the services sector and the crude petroleum and petroleum refining sector decreased in fiscal 2002 compared to fiscal 2001 due to the sale of loans in these sectors to banks and other financial intermediaries in fiscal 2002, as part of ICICI's strategy to improve the liquidity of its loan portfolio. The retail finance segment was the fastest growing sector and constituted 13.0% of gross loans at year-end fiscal 2002 compared to 1.1% at year-end fiscal 2000 and 4.3% at year-end fiscal 2001.

At year-end fiscal 2002, ICICI's 20 largest borrowers accounted for approximately 24.9% of its gross loan portfolio, with the largest borrower accounting for approximately 2.9% of its gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.8% of ICICI's gross loan portfolio.

Geographic Diversity

Except as described below, ICICI Bank's and ICICI's portfolios were geographically diversified throughout India, primarily reflecting the location of its corporate borrowers. The states of Maharashtra and Gujarat, the two most industrialized states in India, accounted for the largest proportion of ICICI's total gross loans outstanding, with Maharashtra accounting for about 22.4% and Gujarat accounting for about 13.5% at year-end fiscal 2002.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, ICICI's gross rupee and foreign currency loans by business category.

	At March 31					
	1998	1999	2000	2001	2002	
	(in millions)					
Wholesale banking (1)						
Rupee	Rs. 256,991	Rs. 335,306	Rs. 371,257	Rs. 428,782	Rs. 342,068	US$ 7,005
Foreign currency	92,054	88,298	88,581	82,530	68,488	1,403
Working capital finance						
Rupee	10,203	22,203	72,317	42,592	39,943	818
Foreign currency	505	494	3,289	1,850	2,282	47
Leasing and related activities (2)						
Rupee	30,303	49,942	33,787	38,258	22,879	468
Foreign currency	349	1,530	1,467	1,483	1,453	29
Other (3)						
Rupee	9,236	5,862	24,835	39,563	83,135	1,703
Foreign currency	—	—	—	—	—	—
Gross loans						

86

Rupee	306,733	413,308	502,196	549,195	488,025	9,994
Foreign currency	92,908	90,322	93,337	85,863	72,223	1,479
Total gross loans	399,641	503,630	595,533	635,058	560,248	11,473
Allowance for loan losses	(22,457)	(28,524)	(34,085)	(33,035)	(36,647)	(750)
Net loans	Rs. 377,184	Rs. 475,106	Rs. 561,448	Rs. 602,023	Rs. 523,601	US$ 10,723

(1) Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.
(2) Leasing and related activities includes leasing and hire purchase.
(3) Other includes bills discounted, inter-corporate deposits and retail finance assets.

The proportion of foreign currency loans to ICICI's total gross loans has decreased steadily from 23.2% at year-end fiscal 1998 to 12.9% at year-end fiscal 2002 due to a decrease in demand for these loans.

Impaired Loans

The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see "Supervision and Regulation".

Impact of Economic Environment on the Industrial Sector

The Indian economy has been impacted by negative trends in the global marketplace, particularly in the commodities markets, which impaired the operating environment of the industrial sector. The manufacturing sector has also been adversely impacted by several other factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices which reduced profitability for certain of ICICI Bank's and ICICI's borrowers and the restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. Certain Indian corporations are gradually coming to terms with this new competitive reality through a process of restructuring and repositioning. This restructuring process, including rationalization of capital structures and production capacities, is taking place in several industries such as iron and steel, man-made fibers and textiles. This has led to stress on the operating performance of Indian corporations and the impairment of some loan assets in the financial system, including some of ICICI Bank's and ICICI's assets. The processing of restructuring gained momentum during fiscal 2002, as companies in key commodity sectors continued to witness slowdown in demand and increased competitive pressures. The recessionary conditions in various economies including the United States had an adverse impact on several sectors during fiscal 2002.

Recognition of Impaired Loans

The merged entity identifies a loan as impaired when it is probable that the merged entity will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A loan is also considered to be impaired if interest or principal is overdue for more than 180 days. The Reserve Bank of India's revised asset classification rules effective from fiscal 2004 will require Indian banks to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies under 180 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms. Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in

accordance with the contractual terms of a loan, which the merged entity classified as non-accrual, the loan is returned to accrual status.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. The merged entity classifies a loan as a troubled debt restructuring where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period

Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product.

The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, the merged entity recognizes this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.

ICICI Bank's Impaired Loans

At year-end fiscal 2002, ICICI Bank's gross impaired loans were Rs. 5.5 billion (US$ 112 million), an increase of 2.3% from Rs. 5.3 billion (US$ 109 million) at year-end fiscal 2001.

At year-end fiscal 2002, ICICI Bank's gross impaired loans as a percentage of gross loan assets was 7.2% (of which 1.0% represented restructured loans and 6.2% represented other impaired loans) compared to 5.6% at year-end fiscal 2001. ICICI Bank made total valuation allowances for 50.9% of its gross impaired loans on which valuation allowances had been made. These allowances were based on the expected realization of cash flows from these assets. The merged entity cannot, however, assure you that the provisions will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in its impaired loan portfolio. ICICI Bank had not made valuation allowances on 0.2% of gross impaired loans at year-end fiscal 2002 based on the fact that the discounted cash flows from these borrowers were sufficient to cover the entire exposure of these loans. Out of ICICI Bank's total impaired loans outstanding, the top 10 represented 32.4% of ICICI Bank's gross impaired loans and 2.4% of its gross loan portfolio.

ICICI Bank's impaired loans, net of allowances for loan losses, increased by Rs. 194 million (US$ 4 million) in fiscal 2002 to Rs. 2.7 billion (US$ 55 million) at year-end fiscal 2002 compared to Rs. 2.5 billion (US$ 51 million) at year-end fiscal 2001. Net impaired loans were 3.7% of total net loan assets at year-end fiscal 2002 compared to 2.7% at year-end fiscal 2001.

The following tables set forth, at the dates indicated, certain details of ICICI Bank's gross impaired portfolio, along with an analysis of impaired loans by product.

	At March 31,						% of total at March 31, 2002
	1998	1999	2000	2001	2002	2002	
	(in millions, except percentages)						
Impaired working capital loans	Rs. 558	Rs. 1,158	Rs. 1,127	Rs. 3,700	Rs. 3,665	US$ 75	67.2%
Impaired term loans	46	236	61	1,242	1,041	22	19.1
Impaired lease loans	–	144	185	227	310	6	5.7
Impaired corporate debt	–	75	45		86	2	1.6

Instruments[1]						121			
Impaired credit card receivable	–	–	–	43	355	7	6.4
Gross impaired loans	Rs. 604	Rs. 1,613	Rs. 1,418	Rs. 5,333	Rs. 5,457	US$ 112	100.0%
Gross impaired loans without Valuation allowances[2]	Rs. 26	Rs. 466	Rs. 163	Rs. 14	Rs. 9	US$ –	
Gross impaired loans with valuation Allowances[3]	578	1,147	1,255	5,319	5,448	112	
Total valuation allowances[4]	425	880	748	2,844	2,774	57	
Impaired loans net of valuation Allowances	179	733	670	2,489	2,683	55	
Gross loan assets (net of unearned income)…......................................	13,190	28,477	47,734	95,920	75,294	1,542	
Net loan assets (net of unearned income)	12,765	27,597	46,896	93,030	72,474	1,484	

_____

(1) Includes debentures, preferred stock and bonds.
(2) Includes impaired loans on which ICICI Bank has not made a valuation allowance.
(3) Includes impaired loans on which ICICI Bank has made a valuation allowance.
(4) Does not include a general provision on loans of Rs. 46 million (US$ 1 million) at year-ended fiscal and 2002.

	At March 31,				
	1998	**1999**	**2000**	**2001**	**2002**
	(in billions, except percentages)				
Gross impaired loans as a percentage of gross loan assets	4.6%	5.7%	3.0%	5.6%	7.2%
Gross impaired loans with valuation allowances as a percentage of gross loan assets...	4.4	4.0	2.6	5.5	7.2
Impaired loans net of valuation allowances as a percentage of net loan assets..	1.4	2.7	1.4	2.7	3.7
Total valuation allowances as a percentage of impaired loans with valuation allowances	73.5	76.7	59.6	53.5	50.9

Impaired working capital loans were 67.2% of total impaired loans at year-end fiscal 2002. The proportion of term loans in the gross impaired loans increased from 7.6% at year-end fiscal 1998 to 19.1% at year-end 2002. Impaired credit card receivables at year-end fiscal 2002 were 6.5% of the gross impaired loans. Although lease finance represented 1.1% of ICICI Bank's gross loans at year-end fiscal 2002, it represented 5.7% of its gross impaired loans at year-end fiscal 2002. In fiscal 1996, ICICI Bank offered lease financing to a limited number of small and medium-sized companies because it gained certain tax advantages from these transactions. ICICI Bank discontinued these activities in 1998 after the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "— Legal and Regulatory Proceedings". The merged entity believes that ICICI Bank's gross impaired loans were greater for this type of exposure compared to others due to the small size of these borrowers and their concentration in industry sectors that have experienced a slowdown, such as the textiles sector.

Analysis of Impaired Loans by Directed Lending Sector

When lending under Indian directed lending requirements, the merged entity follows the same credit risk assessment and credit approval processes as in all its lending. In view of the possibility of higher incidence of asset impairment in directed lending relative to non-directed lending, the merged entity maintains the option of fulfilling its priority sector obligations by making deposits with Indian development banks since these yield a better risk adjusted return on capital, though the nominal returns are much lower than in making loans.

The following table sets forth, at the dates indicated, ICICI Bank's gross impaired loans classified into directed lending and non-directed lending.

89

	At March 31,													
	1998		**1999**		**2000**		**2001**		**2002**			
	Impaired Loans	**%**	**Impaired Loans**	**%**	**Impaired Loans**	**%**	**Impaired Loans**	**%**	**Impaired Loans**		**%**
	(in millions, except percentages)										
Directed Lending:											
Agriculture	Rs. 33	5.5%	Rs. 96	6.0%	Rs. 90	6.3%	Rs. 246	4.6%	Rs. 108	US$ 2	2.0%
Small scale industries	170	28.1	209	13.0	154	10.9	1,530	28.7	1,547	32	28.3
Other	44	7.3	100	6.1	112	7.9	228	4.3	87	2	1.6
Total directed lending	247	40.9	405	25.1	356	25.1	2,004	37.6	1,742	36	31.9
Non-directed lending	357	59.1	1,208	74.9	1,062	74.9	3,329	62.4	3,715	76	68.1
Total	Rs. 604	100.0%	Rs. 1,613	100.0%	Rs. 1,418	100.0%	Rs. 5,333	100.0%	Rs. 5,457	US$ 112	100.0%
Allowance for loan losses	Rs. (425)		Rs. (880)		Rs. (748)		Rs. (2,844)		Rs. (2,774)	US$ (57)	
Net impaired loans	Rs. 179		Rs. 733		Rs. 670		Rs. 2,489		Rs. 2,683	US$ 55	

Directed lending contributed 31.9% to ICICI Bank's gross impaired loans at year-end fiscal 2002. Impaired loans in the directed lending sector as a percentage of gross loans were 2.3% at year-end fiscal 2002. Impaired loans in the other sectors as a percentage of gross loans were 4.9% at year-end fiscal 2002. At year-end fiscal 2002 and year-end fiscal 2001 impaired loans to the directed lending sector as a percentage of gross loans in the same sector was 8.7%.

Analysis of Impaired Loans by Industry Sector

The following table sets forth, at the dates indicated, ICICI Bank's impaired loans by borrowers' industry or economic activity and as a percentage of loans in the respective industry or economic activity sector.

	At March 31,					
	1998		**1999**		**2000**	
	Impaired loans	**%**	**Impaired loans**	**%**	**Impaired loans**	**%**
	(in millions, except percentages)					
Textiles	Rs. 62	10.3%	Rs. 313	19.4%	Rs. 222	15.7%
Light manufacturing	94	15.6	400	24.8	423	29.8
Iron and steel	56	9.3	268	16.6	194	13.7
Chemicals, drugs and pharmaceuticals	58	9.6	79	4.9	80	5.7
Auto including trucks	–	–	–	–	–	–
Finance	–	–	61	3.8	53	3.7
Paper and paper products	–	–	–	–	–	–
Agriculture	33	5.4	96	6.0	90	6.3
Construction	24	4.0	24	1.5	–	–
Computer software	–	–	–	–	1	0.1
Transport	–	–	–	–	–	–
Other personal loans	–	–	–	–	–	–
Other metals and metal products	–	–	–	–	–	–
Electricity	–	–	–	–	–	–
Other industries[1]	277	45.9	372	23.0	355	25.0
Total	Rs. 604	100.0%	Rs. 1,613	100.0%	Rs. 1,418	100.0%
Allowance for loan losses	Rs. (425)		Rs. (880)		Rs. (748)	
Net impaired loans	Rs. 179		Rs. 733		Rs. 670	

	At March 31, 2001		At March 31, 2002			
	Impaired loans	%	Impaired loans			%
			(in millions, except percentages)			
Textiles	Rs. 679	12.7%	Rs. 792	US$	16	14.5%
Light manufacturing.....................................	839	15.7	650		13	11.9
Iron and steel	175	3.3	410		8	7.5
Chemicals, drugs and pharmaceuticals	247	4.6	275		6	5.0
Auto including trucks	27	0.5	197		4	3.6
Finance	755	14.2	168		3	3.1
Paper and paper products............................	119	2.2	126		3	2.3
Agriculture..	246	4.6	108		2	2.0
Construction..	92	1.7	99		2	1.8
Computer software	–	–	84		2	1.5
Transport	23	0.5	39		1	0.7
Other personal loans....................................	85	1.6	31		1	0.6
Other metals and metal products..................	112	2.1	25		1	0.5
Electricity	–	–	10		-	0.2
Other industries[1].......................................	1,934	36.4	2,443		50	44.8
Total..	Rs. 5,333	100.0%	Rs. 5,457	US$	112	100.0%
Allowance for loan losses	Rs. (2,844)		Rs. (2,774)	US$	(57)	
Net impaired loans	Rs. 2,489		Rs. 2,683	US$	55	

_____

(1) Other industries consist of over 20 industries, including coal, mining, sugar, tea, rubber and rubber products, food processing, gems and jewelry.

The proportion of gross impaired loans were the highest in the textiles, light manufacturing and iron and steel sectors. At year-end fiscal 2002, ICICI Bank had classified 7.5% of its gross loans in other industries as impaired compared to 5.9% at year-end fiscal 2001.

Textiles: Over the last few years, the textiles sector was adversely affected by the impact of erratic monsoons on the output of cotton, the South-east Asian economic crisis and anti dumping duties levied by the European Union. The majority of ICICI Bank's loans to small entities in this sector have been classified as impaired, and the balance of its exposure is primarily to large economically sized plants. At year-end fiscal 2002, ICICI Bank had classified 30.7% of its gross loans in this sector as impaired compared to 18.8% at year-end fiscal 2001.

Light Manufacturing: The light manufacturing industry category includes manufacturers of electronic equipment, electrical cables, fasteners, watches and other light manufacturing items. The capital goods industry has witnessed a slowdown in demand due to the fewer number of new projects and general recession in the manufacturing sector. At year-end fiscal 2002, ICICI Bank had classified 10.3% of its gross loans in this sector as impaired compared to 12.4% at year-end fiscal 2001.

Iron and Steel: Over the last few years, a sharp reduction in international steel prices to historic lows has had a significant impact on companies in this sector. In addition, a substantial reduction in import tariffs over the last three years led to price competition from overseas, significantly reducing domestic prices. The majority of ICICI Bank's loans to small steel plants and small re-rolling mills have already been classified as impaired, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At year-end fiscal 2002, ICICI Bank had classified 37.2% of its gross loans in this sector as impaired, compared to 15.7% at year-end fiscal 2001.

Top Ten Impaired Loans

At year-end fiscal 2002, out of the total impaired loans of ICICI Bank, the top 10 represented 32.4% of its gross impaired loans, 34.6% of its net impaired loans and 2.3% of its gross loan portfolio. Two of its top 10 impaired loans have been restructured. The merged entity is currently working out detailed restructuring packages for one of these borrowers in conjunction with other term lenders and other working capital consortium members. One of these borrowers has made an application for relief to the Board for Industrial and Financial Reconstruction.

The following table sets forth, at the date indicated, certain information regarding ICICI Bank's 10 largest impaired loans.

	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for loan losses[1]		Collateral[2][3]		Currently Servicing All Interest Payments[4]
			At March 31, 2002						
			(in millions)						
Borrower A........	Petrochemicals	Consortium	Rs.	271	Rs.	190	Rs.	88	No
Borrower B........	Textile	Consortium		244		100		254	No
Borrower C........	Plastic	Consortium		200		99		412	No
Borrower D........	Steel	Consortium		170		110		1,477	No
Borrower E........	Steel	Consortium		165		80		307	No
Borrower F	Textiles	Sole		160		66		74	No
Borrower G........	Electricals	Consortium		153		70		271	No
Borrower H........	Light Manufacturing	Consortium		151		97		85	Yes
Borrower I	Telephone cables	Consortium		150		77		110	Yes
Borrower J	Chemicals	Consortium		104		40		80	No
Total.................			Rs.	1,768	Rs.	929	Rs.	3,158	

(1) The net realizable value of these loans on a present value basis is determined by discounting the estimated cash flow over the expected period of repayment by the rate implicit in the loan. Under US GAAP, the net present value of a impaired loan includes the net present value, to the extent realizable, of the underlying collateral, if any.

(2) Collateral value is that reflected on the borrower's books, or that determined by third party appraisers to be realizable, whichever is lower or available. ICICI Bank had collateral in the form of a first charge on current assets.

(3) Out of the above 10 cases, collection in the cases of borrower A, E, G and J are collateral dependent. In all other cases, ICICI Bank is primarily dependent on recovery through cash flows, collateral being of secondary importance.

(4) Since ICICI Bank also classified loans as impaired once it determined that the payment of interest or principal was doubtful, and since such classification occurred even before the borrower stopped paying interest and principal, certain of the merged entity's impaired loans are currently servicing all interest payments.

Nine of the top 10 impaired loans were to borrowers where ICICI Bank acted together with other banks or as part of a consortium of banks with its share of exposure being a maximum of 4.9% of the total exposure of all banks to these borrowers.

Interest Foregone

Interest forgone is the interest due on impaired loans that has not been accrued in ICICI Bank's books of accounts. The following table sets forth, for the periods indicated, the amount of interest foregone by ICICI Bank.

	Interest foregone (in millions)			
Fiscal 1998	Rs.	81	US$	2
Fiscal 1999		93		2
Fiscal 2000		124		3
Fiscal 2001		495		10
Fiscal 2002		451		9

Restructuring of Impaired Loans

ICICI Bank's impaired loans were restructured on a case-by-case basis after management had determined that restructuring was the best means of realizing repayment of the loan. These loans continue to be on a non-accrual basis and will be reclassified as performing loans only after sustained performance under the loan's renegotiated terms for at least a period of one year.

The following table sets forth, at the dates indicated, ICICI Bank's impaired loans that had been restructured through rescheduling of principal repayments and deferral or waiver of interest.

	At March 31,					
	1998	**1999**	**2000**	**2001**	**2002**	**2002**
	(in millions, except percentages)					
Gross restructured loans	–	Rs. 38	Rs. 68	Rs. 890	Rs. 785	US$ 16
Allowance for loan losses	–	(22)	(25)	(423)	(172)	(3)
Net restructured loans	–	16	43	467	613	13
Gross restructured loans as a percentage of gross impaired loans.............................	–	2.4%	4.8%	16.7%	14.4%	
Net restructured loans as a percentage of net impaired loans	–	2.2%	6.4%	18.8%	22.8%	

The merged entity is currently working out restructuring packages for four of IC ICI Bank's borrowers along with other term lenders and working capital consortium members in the case of its impaired loans under a consortium arrangement, and two of ICICI Bank's borrowers who are under sole banking arrangements. The large increase in restructured loans at year-end fiscal 2001 compared to year-end fiscal 2000 was principally on account of ICICI Bank's acquisition of nine restructured loan accounts aggregating Rs. 306 million (US$ 6 million) from Bank of Madura and the restructuring of four of ICICI Bank's loan accounts in fiscal 2001with an aggregate outstanding balance of Rs. 539 million (US$ 11 million), of which two loan accounts with an aggregate outstanding balance of Rs.187 million (US$ 4 million) were classified as impaired as at March 31, 1999.

ICICI's Impaired Loans

ICICI's gross restructured loans increased 117.7% during fiscal 2002 to Rs. 95.1 billion (US$ 1.9 billion) at year-end fiscal 2002, from Rs. 43.7 billion (US$ 895 million) at year-end fiscal 2001 primarily due to restructuring of loans to companies in the textiles, transport equipment and iron and steel sectors and reclassification of other impaired loans of Rs. 12.5 billion (US$ 257 million) as restructured loans at year-end fiscal 2002 after restructuring of these impaired loans in fiscal 2002. Gross other impaired loans increased 21.6% to Rs. 50.8 billion (US$ 1.0 billion) in fiscal 2002 over the previous year levels. As a percentage of net loans, net restructured loans were 14.8% at year-end fiscal 2002 compared to 5.4% at year-end fiscal 2001 and net other impaired loans were 6.3% at year-end fiscal 2002 compared to 3.3% at year-end fiscal 2001.

The following table sets forth, at the dates indicated, ICICI's gross restructured rupee and foreign currency loan portfolio by business category.

	At March 31,					
	1998	**1999**	**2000**	**2001**	**2002**	
	(in millions, except percentages)					
Wholesale banking[1]	Rs. 9,556	Rs. 13,171	Rs. 18,513	Rs. 37,726	Rs. 84,048	US$ 1,721
Rupee..	7,139	8,549	11,896	25,190	60,017	1,229
Foreign currency	2,417	4,622	6,617	12,536	24,031	492
Working capital finance.................................	—	—	33	818	5,283	108
Rupee..	—	—	33	818	5,283	108
Foreign currency	—	—	—	—	—	—
Leasing and related activities[2]	—	—	—	5,137	5,652	116
Rupee..	—	—	—	5,137	5,652	116
Foreign currency	—	—	—	—	—	—

Other[3]	—	—	—	—	105	2
Rupee	—	—	—	—	105	2
Foreign currency	—	—	—	—	—	—
Total restructured loans						
Rupee	7,139	8,549	11,929	31,145	71,057	1,455
Foreign currency	2,417	4,622	6,617	12,536	24,031	492
Gross restructured loans	9,556	13,171	18,546	43,681	95,088	1,947
Allowance for loan losses	(4,346)	(6,422)	(7,751)	(11,372)	(17,722)	(363)
Net restructured loans	Rs. 5,210	Rs. 6,749	Rs. 10,795	Rs. 32,309	Rs. 77,366	US$ 1,584
Gross loan assets	Rs. 399,641	Rs. 503,630	Rs. 595,533	Rs. 635,058	Rs.560,248	US$ 11,473
Net loan assets	377,184	475,106	561,448	602,023	523,601	10,723
Gross restructured loans as a percentage of gross loan assets	2.39%	2.62%	3.11%	6.88%	16.97%	
Net restructured loans as a percentage of net loan assets	1.38%	1.42%	1.92%	5.37%	14.78%	

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2) Includes leasing and hire purchase.
(3) Includes bills discounted, inter-corporate deposits and retail finance assets.

The following table sets forth, at the dates indicated, ICICI's gross other impaired rupee and foreign currency loan portfolio by business category.

	At March 31,					
	1998	1999	2000	2001	2002	
	(in millions, except percentages)					
Wholesale banking[1]	Rs. 31,742	Rs. 41,611	Rs. 45,616	Rs. 39,430	Rs. 48,093	US$ 985
Rupee	20,579	27,634	29,714	23,514	32,847	673
Foreign currency	11,163	13,977	15,902	15,916	15,246	312
Working capital finance	604	1,158	1,420	1,234	1,699	35
Rupee	604	1,158	1,420	1,234	1,699	35
Foreign currency	—	—	—	—	—	—
Leasing and related activities[2]	1,855	2,360	2,965	899	731	15
Rupee	1,855	2,360	2,965	899	731	15
Foreign currency	—	—	—	—	—	—
Other[3]	1,366	187	573	181	231	5
Rupee	1,366	187	573	181	231	5
Foreign currency	—	—	—	—	—	—
Total other impaired loans						
Rupee	24,404	31,339	34,672	25,828	35,508	728
Foreign currency	11,163	13,977	15,902	15,916	15,246	312
Gross other impaired loans	35,567	45,316	50,574	41,744	50,754	1039
Allowance for loan losses	(18,111)	(22,102)	(26,334)	(21,663)	(17,567)	(360)
Net other impaired loans	Rs. 17,456	Rs. 23,214	Rs. 24,240	Rs. 20,081	Rs. 33,187	US$ 680
Gross loan assets	Rs. 399,641	Rs. 503,630	Rs. 595,533	Rs. 635,058	Rs.560,248	US$ 11,473
Net loan assets	377,184	475,106	561,448	602,023	523,601	10,723
Gross other impaired loans as a percentage of gross loan assets	8.90%	9.00%	8.49%	6.57%	9.06%	
Net other impaired loans as a percentage of net loan assets	4.63%	4.89%	4.32%	3.34%	6.34%	

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2) Includes leasing and hire purchase.
(3) Includes bills discounted, inter-corporate deposits and retail finance assets.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers' industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,											
	1998		1999		2000		2001		2002			
	(in millions, except percentages)											
Textiles	Rs.1,447	15.1%	Rs. 1,611	12.2%	Rs. 2,276	12.3%	Rs. 12,437	28.5%	Rs. 21,468	US$ 440	22.6%	
Iron and steel	730	7.6	909	6.9	1,461	7.9	7,270	16.6	18,013	369	18.9	
Paper and paper products	130	1.4	137	1.0	338	1.8	2,211	5.1	6,076	124	6.4	
Transport equipment	14	0.1	13	0.1	13	0.1	418	1.0	5,857	120	6.2	
Man-made fibers	2,452	25.7	2,616	19.9	3,456	18.6	4,561	10.4	5,759	118	6.1	
Fertilizers and pesticides	51	0.5	99	0.8	76	0.4	141	0.3	3,695	76	3.9	
Cement	286	3.0	286	2.2	300	1.6	888	2.0	3,454	71	3.6	
Sugar	148	1.5	209	1.6	570	3.1	446	1.0	2,859	59	3.0	
Plastics	173	1.8	2,447	18.6	2,525	13.6	2,586	5.9	2,738	56	2.9	
Services	589	6.2	688	5.2	1,098	5.9	1,605	3.7	2,710	55	2.8	
Basic chemicals	723	7.6	703	5.2	1,527	8.2	1,306	3.0	1,991	41	2.1	
Electrical equipment	107	1.1	121	0.9	235	1.3	1,035	2.4	1,713	35	1.8	
Non-ferrous metals	98	1.0	160	1.2	214	1.2	180	0.4	1,337	27	1.4	
Machinery	222	2.3	209	1.6	283	1.5	902	2.1	1,336	27	1.4	
Electronics	837	8.8	868	6.6	933	5.0	854	2.0	899	18	0.9	
Petrochemicals	512	5.4	546	4.1	710	3.8	937	2.1	853	17	0.9	
Metal products	93	1.0	86	0.7	171	0.9	761	1.7	636	13	0.7	
Rubber and rubber products	7	0.1	150	1.1	143	0.8	169	0.4	460	9	0.5	
Food products	365	3.8	588	4.5	655	3.5	707	1.6	434	9	0.5	
Drugs	60	0.6	—	—	—	—	27	0.1	189	4	0.2	
Other[1]	466	4.9	725	5.6	1,562	8.5	4,240	9.7	12,611	259	13.2	
Other chemicals	46	0.5	—	—	—	—	—	—	—	—	—	
Gross restructured loans	Rs.9,556	100.0%	Rs. 13,171	100.0%	Rs. 18,546	100.0%	Rs. 43,681	100.0%	Rs. 95,088	US$ 1,947	100%	
Aggregate allowance for loan losses	(4,346)		(6,422)		(7,751)		(11,372)		(17,722)	(363)		
Net restructured loans	Rs.5,210		Rs. 6,749		Rs. 10,795		Rs. 32,309		Rs. 77,366	US$ 1,584		

_____
(1) Other principally includes shipping, renewable sources of energy, lubricants, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

The following table sets forth, at the dates indicated, gross other impaired loans by borrowers' industry or economic activity and as a percentage of total gross other impaired loans.

	At March 31,											
	1998		1999		2000		2001		2002			
	(in millions, except percentages)											
Iron and steel	Rs. 3,650	10.3%	Rs. 5,058	11.2%	Rs. 4,942	9.8%	Rs. 5,894	14.1%	Rs. 5,899	US$ 121	11.6%	
Basic chemicals	1,266	3.6	3,101	6.9	2,879	5.7	2,075	5.0	4,412	90	8.7	
Textiles	2,843	8.0	3,764	8.3	5,978	11.8	6,041	14.5	4,250	87	8.4	
Petrochemicals	279	0.8	157	0.3	169	0.3	86	0.2	3,440	70	6.8	
Metal products	789	2.2	2,872	6.3	3,284	6.5	2,970	7.1	2,628	54	5.2	
Machinery	1,094	3.1	1,696	3.7	1,802	3.6	919	2.2	2,596	53	5.1	
Drugs	2,151	6.0	2,448	5.4	2,481	4.9	2,401	5.7	2,544	52	5.0	
Paper and paper products	831	2.3	1,125	2.5	3,147	6.2	2,456	5.9	2,199	45	4.3	
Electrical equipment	1,007	2.8	1,333	2.9	1,653	3.3	1,652	4.0	2,008	41	4.0	
Man-made fibers	3,991	11.2	3,993	8.8	4,092	8.1	2,129	5.1	1,802	37	3.6	
Food products	2,577	7.2	2,523	5.6	2,663	5.3	2,415	5.8	1,389	28	2.8	
Cement	1,784	5.0	1,728	3.8	1,371	2.7	1,972	4.7	1,287	26	2.5	

Electronics	2,820	7.9	2,829	6.2	2,537	5.0	1,456	3.5	1,281	26	2.5
Plastics	1,058	3.0	1,268	2.8	1,312	2.6	1,280	3.1	1,137	23	2.2
Sugar	554	1.6	291	0.7	951	1.9	1,461	3.5	722	15	1.4
Transport equipment	848	2.4	856	1.9	852	1.7	761	1.8	715	15	1.4
Non-ferrous metals	530	1.5	597	1.3	639	1.3	503	1.2	447	9	0.9
Services	1,153	3.2	1,768	3.9	2,015	4.0	1,324	3.2	416	9	0.8
Rubber and rubber products	484	1.4	462	1.0	485	1.0	335	0.8	328	7	0.6
Fertilizers and pesticides	501	1.4	450	1.0	442	0.9	193	0.5	163	3	0.3
Other chemicals	6	—	6	—	48	0.1	45	0.1	92	2	0.2
Other[1]	5,351	15.1	6,991	15.5	6,832	13.3	3,376	8.0	10,999	226	21.7
Gross other impaired loans	Rs. 35,567	100.0%	Rs. 45,316	100.0%	Rs. 50,574	100.0%	Rs. 41,744	100.0%	Rs. 50,754	US$ 1,039	100%
Aggregate allowance for loan losses	(18,111)		(22,102)		(26,334)		(21,663)		(17,567)	(360)	
Net other impaired loans	Rs. 17,456		Rs. 23,214		Rs. 24,240		Rs. 20,081		Rs. 33,187	US$ 680	

(1) Other principally includes shipping, renewable sources of energy, lubricants, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

The largest proportion of ICICI's impaired loans was to the iron and steel, basic chemicals and textile sectors. There is a risk that impaired loans in each of these sectors and in other sectors including man-made fibers, paper and paper products, transport equipment, plastics and metal products sectors could increase if Indian economic conditions deteriorate or there is a negative trend in global commodity prices.

Iron and Steel. Over the last few years, a persistent downward trend in international steel prices to historic lows has had a significant impact on companies in this sector. In addition, a significant reduction in import tariffs led to price competition from certain countries, significantly reducing domestic prices. The merged entity's outlook for the medium to long-term for this sector is positive owing to the recent increase in prices and an increase in domestic consumption. In fiscal 2000 and fiscal 2001, the increase in ICICI's assets in this sector was primarily due to phased disbursements to projects that were approved earlier. While most of these projects have now been completed, a part of these loans is to projects still under implementation. The majority of the loans to fragmented capacities and small steel plants have already been classified as impaired loans, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At year-end fiscal 2002, ICICI had classified 25.3% of its assets in this sector as restructured loans and 8.3% as other impaired loans.

Basic Chemicals. Increasing competition in the global chemical industry has resulted in significant structural changes, with players opting for increased focus on core competencies through corporate restructuring and consolidation or spin-off to attain leadership position in their core businesses. These trends in the global chemical industry environment have significantly affected the Indian chemical industry. The tariff rationalization measures effected by the government of India since 1991 have made the domestic chemical industry vulnerable to movements in international prices, with viability being closely linked to cost of production and capacity utilization. The majority of ICICI's loans to uneconomic or inefficient plants (primarily manufacturing dyes and inorganic chemicals) have been classified as impaired, and the balance of the exposure is primarily to large diversified plants with a wide product range and strong export base. At year-end fiscal 2002, ICICI had classified 14.1% of its total loans to the basic chemicals sector as restructured loans and 31.3% as other impaired loans.

Textiles. The textile industry was affected adversely by the south-east Asian economic crisis. This resulted in Indian textile exports being less competitive. Competitive pressures in global textile exports have intensified further with the entry of more price competitive south Asian producers like Bangladesh, Nepal and Sri Lanka. While textile exports have increased in fiscal 2000 and 2001, the rate of growth has been adversely impacted due to the imposition of anti-dumping duties by the European Union. The industry is expected to benefit from the successful bilateral resolution of issues between the government of India and the European Union. The majority of ICICI's loans to small entities in these sectors have been classified as impaired, and the balance of the exposure is primarily to large economically-sized plants with established raw material procurement systems and extensive distribution networks. At year-end fiscal 2002, ICICI had classified 52.5% of its total loans to the textiles sector as restructured loans and 10.4% as other impaired loans.

Interest Foregone

The following table sets forth, for the periods indicated, the amount of interest foregone by ICICI in respect of loans that were on non-accrual basis at the respective fiscal year-end.

	Interest foregone (in billions)			
Fiscal 1998	Rs.	8.7	US$	0.2
Fiscal 1999		10.4		0.2
Fiscal 2000		12.4		0.3
Fiscal 2001		14.3		0.3
Fiscal 2002		16.1		0.3

Impaired Loans Strategy

The Special Asset Management Group of the merged entity is responsible for finding early solutions for large and complex impaired loans. This group works closely with other banks and financial institutions and uses outside experts and specialized agencies for due diligence, valuation and legal advice to expedite early resolution. The group also seeks to leverage the merged entity's corporate relationships to facilitate quicker resolution of impaired loans. It consists of professionals with significant experience in credit management supported by a team of dedicated legal professionals.

The merged entity places great emphasis on recovery and settlement of its stressed asset portfolio and impaired loans, and this focus has been institutionalized across the organization. Asset quality targets are a key parameter for employee performance evaluation.

Methods for resolving impaired loans include:

- early enforcement of collateral through judicial means;
- encouraging the consolidation of troubled borrowers in fragmented industries with stronger industry participants;
- encouraging the financial restructuring of troubled borrowers; and
- encouraging modernization of existing plants through technology upgrades.

Further, the merged entity has taken concrete measures to enhance the security structures in accounts that may be under stress, including through:

- the pledge of sponsor's shareholding;
- the right to convert debt into equity at par so as to facilitate transfer of control to the merged entity;
- ensuring majority control in the board of directors of these companies;
- continuous monitoring of the physical performance of the company's operations through independent technical consultants; and
- escrow mechanisms to capture cash flows.

Allowance for Loan Losses

The followi ng table sets forth, at the dates indicated, movements in ICICI Bank's allowance for loan losses.

	At March 31,					
	1998	1999	2000	2001	2002	2002
	(in millions)					
Allowance for credit losses at the beginning of the year	Rs. 187	Rs. 425	Rs. 880	Rs. 748	Rs. 2,890	US$ 59
Add:						
Provision for credit losses acquired from Bank of Madura	–	–	–	1,572	–	–
Provisions for credit losses:						
Working capital	256	349	470	1,034	1,786	36
Term loans	104	17	9	69	422	9
Leasing finance	–	144	24	17	191	4
Marketable corporate debt instruments	–	30	–	73	78	2
Credit cards	–	–	–	28	268	5
Release of provision as a result of cash collection	–	–	(76)	(185)	(1,023)	(21)
General Provisions on standard assets	–	–	–	46		
Total provisions for loan losses	360	540	427	2,654	1,722	35
Less:						
Write-offs	(122)	(85)	(559)	(512)	(1,792)	(36)
Allowances for loan losses at the end of the year	Rs. 425	Rs. 880	Rs. 748	Rs. 2,890	Rs. 2,820	US$ 58

The following table sets forth, at the dates indicated, movements in ICICI's allowances for loan losses.

	At March 31,					
	1998	1999	2000	2001	2002	
	(in millions)					
Aggregate allowance for loan losses at the beginning of the year	Rs. 17,689	Rs. 22,457	Rs. 28,524	Rs. 34,085	Rs. 33,035	US$ 677
Less: Effect of deconsolidation of subsidiary on Allowance for loan losses	–	–	–	(747)	–	–
Add: Provisions for loan losses						
Wholesale banking[(1)]	3,497	5,129	5,571	9,097	7,711	158
Working capital finance	152	419	518	479	513	11
Leasing and related activities [(2)]	813	434	279	249	6	-
Others [(3)]	306	85	(5)	67	155	3
Portfolio provision [(4)]	–	–	–	–	1,358	28
Total provisions for loan losses	Rs. 4,768	Rs. 6,067	Rs. 6,363	Rs. 9,892	Rs. 9,743	US$ 200
Write offs[(5)]	–	–	(802)	(10,195)	(6,131)	(126)
Aggregate allowance for loan losses at the end of the year	Rs. 22,457	Rs. 28,524	Rs. 34,085	Rs. 33,035	Rs. 36,647	US$ 751
Ratio of net provisions for loan losses during the period to average loans outstanding	1.4%	1.4%	1.2%	1.7%	1.6%	

_____

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2) Includes leasing and hire purchase .
(3) Includes bills discounted, inter-corporate deposits and retail finance assets.
(4) Portfolio provision represents provisions on non-impaired lending assets based on management's estimate of the probable losses inherent in the portfolio.
(5) Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances

deemed unrecoverable be charged-off against the allowance for credit losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001 and fiscal 2002.

The merged entity conducts a comprehensive analysis of its loan portfolio on a quarterly basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of the entire loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, the merged entity considers the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, the merged entity also considers ICICI Bank's and ICICI's past history of loan losses and value of underlying collateral. For further discussions on allowances for loan losses, see "Operating and Financial Review and Prospects for ICICI Bank" and "Operating and Financial Review and Prospects for ICICI". In fiscal 2002, ICICI also made provisions of Rs. 1,358 million (US$ 28 million) as portfolio provisions on its non-impaired lending assets.

Under US GAAP analysis of the provisions for impaired loans, the merged entity is required to take into account the time delay in its ability to foreclose upon and sell collateral. The net present value of an impaired loan includes the net present value of the underlying collateral, if any. As a result, even though the merged entity is generally over-collateralized, additional allowances are required under US GAAP over the Reserve Bank of India regulations because US GAAP takes into account the time value of money.

Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

When there is an equity investment for which the corresponding loan asset is impaired, an adjustment is made to record an impairment of the related equity security.

For impaired loans in excess of Rs. 100 million, which were 84.2% of ICICI's gross impaired loan portfolio at year-end fiscal 2002, ICICI followed a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the impaired loan portfolio, ICICI followed the classification detailed below for determining the allowance for loan losses. The merged entity will follow the same classification for determining the allowance for loan losses for these loans.

Settlement Cases

Settlement cases include cases in which the merged entity is in the process of entering into a "one-time settlement" because it believes that the potential to recover the entire amount due (the gross principal plus outstanding interest, including penalty interest) in these cases is limited. In ICICI's experience, it recovered almost 100.0% of gross principal outstanding over a period of time and about 85.0% on a present value basis, as a result of negotiated settlements.

Enforcement Cases

Enforcement cases are those cases (excluding cases referred to the Board for Industrial and Financial Reconstruction or BIFR) in which the merged entity has commenced litigation. The merged entity expects that only the secured portion of these loans is recoverable, after a specified number of years from the date the loan is recalled. The realizable value of these loans on a present value basis is determined by discounting the estimated cash flow at the end of the specified number of years from the date of the recall by the average interest implicit in these loans.

Non-Enforcement BIFR Cases

Non-enforcement BIFR cases include cases which have been referred to the Board for Industrial and Financial Reconstruction, which are further categorized into accounts where the plant is under operation and accounts where the plant is closed. The merged entity expects that in accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments. In respect of those accounts where the plant is closed, the merged entity expects that the secured portion of the loan will be recoverable at the end of a specified number of years based upon historical experience.

Non-Enforcement Non-BIFR Cases

Non-enforcement non-BIFR cases include cases, which are neither under litigation nor referred to the Board for Industrial and Financial Reconstruction. This category is also divided into accounts where the plant is under operation and accounts where the plant is closed. The merged entity expects that in those accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments together with a recovery in interest due at a specified rate. In respect of those loans where the plant is closed, the merged entity expects that the secured portion of the loan will be recoverable over specified annual payments.

The following table sets forth, for the period indicated, the results of ICICI's impaired loan classification scheme.

	At March 31, 2002		
	Gross impaired loans	Percentage expected to be realized on a net present value basis	Impaired loans, net of allowance for loan losses
	(in millions, except percentages)		
Gross principal greater than Rs. 100 million	Rs. 122,819	80.5%	Rs. 98,827
Settlement cases	1,866	85.0	1,586
Enforcement cases	6,087	66.3	4,034
Non-enforcement BIFR cases	3,025	44.9	1,359
Non-enforcement non-BIFR cases	1,595	83.8	1,337
Other loans	10,450	32.6	3,410
Total	Rs. 145,842	75.8%	Rs. 110,553

Subsidiaries and Affiliates

Prior to the amalgamation, ICICI Bank had no subsidiaries. As ICICI Bank is the surviving legal entity in the amalgamation, the subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

The following table sets forth, for the period indicated, certain information relating to ICICI's direct subsidiaries and affiliates at year-end fiscal 2002.

Name	Year of formation	Activities	Shareholding by ICICI	Total revenue in fiscal 2002[1]	Net worth at March 31, 2002[1]	Assets at March 31, 2002[1][2]
				(in millions, except percentages)		
ICICI Securities and Finance Company Limited[3]	February 1993	Investment banking activities	99.9%	Rs. 3,807	Rs. 3,295	Rs. 22,732
ICICI Venture Funds Management Company Limited	January 1988	Venture capital management	100.0	203	286	679
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance business	74.0	1,415	1,150	2,892
ICICI Lombard General Insurance Company Limited	October 2000	General insurance business	74.0	271	1,002	1,653
ICICI Home Finance Company Limited	May 1999	Home and property financing	100.0	1,922	1,619	16,197
ICICI International Limited	January 1996	Offshore fund management	100.0	47	27	30
ICICI Trusteeship Services Limited	April 1999	Trustees for various funds	100.0	-	-	-
ICICI Investment Management Company Limited	March 2000	Investment manager for mutual fund	100.0	11	107	118
ICICI Capital Services Limited[4]	September 1994	Placing and distribution of liability products	100.0	539	61	264
ICICI Personal Financial Services Limited[4]	March 1997	Distribution and servicing of retail asset products	100.0	497	95	408
Prudential ICICI Trust Limited	June 1993	Trustee company for mutual fund	45.0	4	7	13
Prudential ICICI Asset Management Company Limited	June 1993	Investment manager for mutual fund	45.0	615	699	866

_____

(1) All financial information in respect of ICICI Securities and Finance Company and ICICI Venture Funds Management Company is in accordance with US GAAP. In respect of companies incorporated outside India, all financial information has been prepared in accordance with the applicable accounting standards in their countries of incorporation. US dollar amounts for fiscal 2002 have been translated into Rupees using the noon buying rate in effect on March 29, 2002 of US$ 1.00 = Rs. 48.83. All financial information for other subsidiaries and affiliates is in accordance with Indian GAAP.

(2) Current liabilities and the debit balance in the income statement, if applicable, have been added to assets.

(3) Consolidated.

(4) Merged with ICICI Bank in the amalgamation.

The following table sets forth, for the period indicated, information on significant other entities required to be consolidated in ICICI's financial statements for fiscal 2002 under US GAAP.

Name	Date of formation	Activities	Shareholding By ICICI, venture capital funds or trusts to which ICICI was a contributory	Total revenue in fiscal 2002[1]	Net worth / net assets at March 31, 2002[1]	Assets at March 31, 2002[1][2]
				(in millions, except percentages)		
ICICI Infotech Services Limited[3][4]	October 1993	Software consulting and development, IT enabled services, IT infrastructure and facilities management	93.7%	2,560	627	2,484
ICICI Web Trade Limited[4]	December 1999	Internet-based broking services	100.0	237	151	692
ICICI OneSource Limited[4]	December 2001	Business process outsourcing and call center services	100.0	-	7	21
ICICI Information Technology Fund	February 2000	Investment in equity or equity-related securities of early stage and medium sized Indian IT companies	98.5	4	2,559	3,336
ICICI Equity Fund	March 2000	Investment predominantly in equity and equity linked securities of mid sized Indian companies.	100.0	34	5,695	5,990
ICICI Eco-Net Internet & Technology Fund	December 2000	Investment in equity or equity-related securities of early stage, unlisted internet and technology companies.	92.1	7	996	1,218

_____

(1) All financial information in respect of ICICI Infotech Services is in accordance with US GAAP. In respect of companies incorporated outside India, all financial information has been prepared in accordance with the applicable accounting standards in their countries of incorporation. US dollar amounts for fiscal 2002 have been translated into Rupees using the noon buying rate in effect on March 29, 2002 of US$ 1.00 = Rs. 48.83. All financial information for other subsidiaries and affiliates is in accordance with Indian GAAP.

(2) Current liabilities and the debit balance in the income statement, if applicable, have been added to assets.

(3) Consolidated.

(4) Prior to the amalgamation, ICICI's entire interest in ICICI Web Trade Limited and majority interest in ICICI Infotech Services Limited was transferred to ICICI Information Technology Fund and ICICI Equity Fund respectively. The majority interest in ICICI OneSource Limited was held by ICICI Information Technology Fund and the minority interest by ICICI.

At year-end fiscal 2002, all of ICICI's subsidiaries and affiliated companies and entities consolidated or accounted for under equity method under US GAAP, were incorporated or organized in India, except the following six companies:

- ICICI Securities Holdings Inc., incorporated in the US;

- ICICI Securities Inc., incorporated in the US;

- ICICI Infotech Inc., incorporated in the US;

- ICICI Infotech Pte Limited, incorporated in Singapore;

- ICICI International Limited, incorporated in Mauritius; and

- Command International Holdings LLC, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities' financial statements. ICICI Infotech Inc. and ICICI Infotech Pte Limited are wholly-owned subsidiaries of ICICI Infotech and are consolidated in its financial statements.

Technology

The merged entity is focused on the application of technology to its business operations. The merged entity believes that technology is a key source of competitive advantage in the Indian banking sector. The merged entity's focus on technology emphasizes:

- Electronic and online channels to:
  - Offer easy access to the merged entity's products and services;
  - Reduce distribution and transaction costs;
  - Reach new target customers; and
  - Enhance existing customer relationships.
- Application of information systems to:
  - Effectively market to the merged entity's target customers;
  - Monitor and control risks; and
  - Identify, assess and capitalize on market opportunities.

Technology Organization

The merged entity's technology initiatives are centralized in its Technology Management Group. In addition, there are dedicated technology groups for the retail and corporate banking businesses. The merged entity's technology initiatives are undertaken in conjunction with ICICI Infotech Services Limited, an ISO 9001 certified company promoted by ICICI.

Electronic and Online Channels

At year-end fiscal 2002, 244 branches and 44 extension counters of ICICI Bank were completely automated to ensure prompt and efficient delivery of products and services. The merged entity's branch banking software is flexible and scalable and integrates well with its electronic delivery channels.

The merged entity's ATMs are sourced from NCR and Diebold, the world's leading vendors. These ATMs work with the branch banking software. At March 31, 2002, ICICI Bank had 1,004 ATMs across the country.

ICICI Bank was one of the first banks to offer Internet banking facilities to its customers. The merged entity now offers a number of online banking services to its customers.

The merged entity's telephone banking call centers use an Interactive Voice Response System (IVRS). The call centers are based on the latest technology, providing an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with the merged entity. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities. The merged entity is currently implementing a technology architecture which enables a customer to access any product from any channel.

Application of Information Systems

Treasury and Trade Finance Operations

The merged entity uses technology to monitor risk limits and exposures on a near real time basis. The merged entity has invested significantly to acquire advanced systems from IBM, Reuters and TIBCO and connectivity to the SWIFT network.

Banking Application Software

The merged entity has installed an advanced banking system which addresses the merged entity's corporate banking as well as retail banking requirements. It is robust, flexible and scalable and allows the merged entity to effectively and efficiently serve its growing customer base.

High-Speed Electronic Communications Infrastructure

The merged entity has installed a nationwide data communications network linking all its offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. The merged entity also uses a data center in Mumbai for centralized data base management, data storage and retrieval.

Customer Relationship Management

The merged entity has implemented a Customer Relationship Management solution for the automation of customer handling in all key retail products. The solution allows customer service agents to track all customer complaints and requests. It also allows target setting and centralized tracking of turnaround times for request fulfillment. The solution went live in phases during fiscal 2002. The merged entity has also undertaken a retail data warehouse initiative to achieve customer integration at the back-office level. The merged entity seeks to use this central view of the total customer relationship extensively for identifying opportunities to cross-sell new products and services to its existing customer base.

Competition

The merged entity is the second largest among all banks in India, ranked on the basis of their total assets. The merged entity faces strong competition in all its principal areas of business from Indian and foreign commercial banks, non-bank finance companies, mutual funds and investment banks. The merged entity believes that its principal competitive advantage over its competitors arises from its long-standing customer relationships, its use of technology, its innovative products and services and its highly motivated and skilled employees. Because of these factors, the merged entity believes that it has a strong competitive position in the Indian financial services market. The merged entity evaluates its competitive position based on its principal lines of business, corporate banking and retail banking.

Corporate Banking

In corporate banking, the merged entity faces strong competition primarily from public sector banks, foreign banks and other new private sector banks. The merged entity's principal competition in corporate banking comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. The merged entity has been able, however, to build a quality loan portfolio without compromising its lending rates, because of its efficient service and prompt turnaround times that are significantly faster than public sector banks. The merged entity seeks to compete with the large branch networks of the public sector banks through its multi-channel distribution approach.

Traditionally, foreign banks have been active in providing trade finance, fee-based services and other short-term financing products to top tier Indian corporations. The merged entity effectively competes with foreign banks in cross-border trade finance as a result of its strong correspondent banking relationships, its SWIFT-enabled corporate branches and customized trade financing solutions. The merged entity has established strong fee-based cash management services and competes with foreign banks due to its technological edge and competitive pricing strategies.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, the merged entity's strong corporate relationships and ability to use technology to provide innovative, value-added products and services provide it with a competitive edge.

In project finance, ICICI's primary competitors were established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market. The merged entity believes it has a competitive advantage due to its strong market reputation and expertise in risk evaluation and mitigation. The merged entity believes that its in-depth sector specific knowledge has allowed it to gain credibility with project sponsors, overseas lenders and policy makers.

Retail Banking

The retail credit business in India is in a relatively early stage of development. As per-capita income levels grow, the merged entity expects strong growth in retail lending. In the retail markets, competition is primarily from foreign and Indian commercial banks, non-bank finance companies and housing finance companies. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments. Effective distribution channels, which include direct selling agents, robust credit processes and collection mechanisms, experienced professionals and superior technology, have helped the merged entity to develop and market products, leveraging on existing retail investors and infrastructure. Based on these factors, management believes that the merged entity has thus gained significant market share in this emerging market.

Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. The merged entity has capitalized on its corporate relationships to gain individual customer accounts through payroll management products such as Power Pay and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach customers.

Mutual funds are another source of competition to the merged entity. With the promise of better returns than the interest earned on term deposits, mutual fund offerings have become a viable alternative to bank deposits.

Employees

At year-end fiscal 2002, ICICI Bank had 4,820 employees, an increase from 4,491 employees at year-end fiscal 2001 and 1,344 employees at year-end fiscal 2000. Of the 4,820 employees at year-end fiscal 2002, 2,016 were professionals, holding degrees in management, accountancy, engineering, law, computer science, economics and banking.

Management believes that it has good relationships with its employees. The merged entity has a staff center, which serves as a forum for grievances, pay and benefit negotiations and other industrial relations matters. ICICI Bank inducted 2,725 employees of Bank of Madura consequent to its acquisition in March 2001. The employees inducted from Bank of Madura in the grade of clerks and sub-staffs are unionized. The merged entity has a cordial relationship with this union. ICICI Bank was able to realign the service conditions and compensation structure of the officers who came to it from Bank of Madura, which is now comparable with the one existing for the merged entity's officers.

The financial services industry in India is undergoing unprecedented change as deregulation gains momentum. Moreover, changing customer needs and rapid advances in technology are continually re-defining the lines of innovation and competition, thereby providing the merged entity with new challenges and opportunities. To meet these challenges, the merged entity has relied extensively on its human capital, which comprises some of the best talent in the industry.

The merged entity continues to attract the best graduates from the premier business schools of the country. The merged entity dedicates significant amount of senior management time to ensure that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and the merged entity encourages the involvement of all its employees in its overall performance and profitability through profit sharing incentive schemes based on the financial results. A revised performance appraisal system has been implemented to assist management in career development and succession planning. ICICI Bank does not employ a significant number of temporary employees.

The merged entity has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation, up to 5.0% of the aggregate of the merged entity's issued equity shares after the amalgamation, can be allocated under the employee stock option scheme. The stock option will entitle eligible employees to apply for equity shares. The grant of stock options is approved by the merged entity's board of directors on the recommendations of the Board Governance and Remuneration Committee. The eligibility of each employee is determined based on an evaluation of the employee including employee's work performance, technical knowledge and leadership qualities. Moreover, the merged entity places considerable emphasis and value on its policy of encouraging internal communication and consultation between employees and management. See also "Management – Compensation and Benefits to Directors and Officers – Employee Stock Option Scheme."

The merged entity has training centers at Khandala and Pune in the state of Maharashtra, which conduct a series of training programs designed to meet the changing skill requirements of its employees. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training center regularly offers courses conducted by faculty, both national and international, drawn from industry, academia and the merged entity's own organization. Training programs are also conducted for developing functional as well as managerial skills.

In addition to basic compensation, employees are eligible to receive loans from the merged entity at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both the merged entity and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which the merged entity at present is required to pay to employees a minimum 9.5% annual return. If such return is not generated internally by the fund, the merged entity is liable for the difference. The merged entity's provident fund has generated sufficient funds internally to meet the 9.5% annual return requirement since inception of the funds. The merged entity has also set up a superannuation fund to which it contributes defined amounts. In addition, the merged entity contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the approximate number of employees in ICICI and its subsidiaries and other consolidated entities (excluding ICICI Bank).

| | At March 31, | | | |
| | 2001 | | 2002 | |
	Number	% to total	Number	% to total
ICICI	1,065	28.1%	1,165	19.6%
ICICI Infotech	1,050	27.8	1,443	24.2
ICICI Personal Financial Services	651	17.2	1,236	20.8
ICICI Prudential Life Insurance	294	7.8	793	13.3
ICICI Capital Services	325	8.6	505	8.5
ICICI Securities	128	3.4	143	2.4
ICICI Home Finance	96	2.5	442	7.4
Other subsidiaries of ICICI	173	4.6	227	3.8
Total number of employees	3,782	100.0%	5,954	100.0%

At year-end fiscal 2002, ICICI and its subsidiaries and other consolidated entities (excluding ICICI Bank) had approximately 5,954 employees, an increase from 3,782 employees at year-end fiscal 2001 and from 2,159 employees at year-end fiscal 2000. Of these, 1,165 at year-end fiscal 2002, 1,065 at year-end fiscal 2001 and 1,009 at year-end fiscal 2000 were employed by ICICI. Of the 1,165 employees of ICICI at March 31, 2002, 795 were professionals, holding degrees in management, accountancy, engineering, law, computer science and economics. The increase in number of employees in fiscal 2002 was primarily in the subsidiaries ICICI Prudential Life Insurance, ICICI Infotech and ICICI Home Finance, which had been rapidly growing their business and distribution infrastructure.

The following table sets forth, the approximate number of employees in the merged entity and its subsidiaries and other consolidated entities at June 30, 2002.

	Number	% to total
ICICI Bank	8,410	70.2%
ICICI Infotech	1,476	12.3
ICICI Prudential Life Insurance	1,195	10.0
ICICI Securities	143	1.2
ICICI Home Finance	537	4.5
Other subsidiaries of ICICI Bank	233	1.8
Total number of employees	11,994	100.0%

Properties

The merged entity's registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. The merged entity's corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal office network consisting of 359 branches, 44 extension counters and 1,000 ATMs at year-end fiscal 2002. These facilities are located throughout India. Forty of these facilities are located on properties owned by the merged entity, while the remaining facilities are located on leased properties. The net book value of all properties and equipment at year-end fiscal 2002 was Rs. 4.8 billion (US$ 98 million), which included 205 apartments and two residential facilities for employees.

ICICI's registered office and corporate headquarters were located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI's principal office network consisted of 27 facilities, which were situated in Ahmedabad, Bangalore, Chennai, Coimbatore, Hyderabad, Kolkata, Mumbai, New Delhi, Pune and Vadodara.

Twenty of these facilities were located on properties that were owned by ICICI and seven were located on leased properties. ICICI had 95 ICICI centers located in cities across India. All these facilities were located on leased properties primarily in cities where ICICI did not have its own office premises. ICICI Infotech, ICICI Venture and ICICI Securities own 3 properties and also have 19 properties on lease. The merged entity also provides residential and holiday home facilities to employees at subsidized rates. The net book value of property and equipment of ICICI at March 31, 2002 was Rs. 12.9 billion (US $ 264 million).

Legal and Regulatory Proceedings

The merged entity is involved in a number of legal proceedings in the ordinary course of its business. However, excluding the legal proceedings discussed below, it is not a party to any proceedings and no proceedings are known by it to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on its financial condition or results of operations.

At year-end fiscal 2002, ICICI Bank had been assessed an aggregate of Rs. 1.9 billion (US$ 40 million) in income tax and interest tax demands by the government of India's tax authorities for past year, of which Rs. 1.9 billion (US$ 39 million) has been paid. Appeals by ICICI Bank are pending in respect of disputed tax demands for Rs. 851 million (US$ 18 million) including the unpaid amount of Rs. 40 million (US$ 1 million) and an amount of Rs. 811 million (US$ 17 million) which has been paid. Management believes that the tax authorities are not likely to be able to substantiate their income tax and interest tax assessments for the following reasons:

- A major portion of the disputed tax demands consists of treatment of depreciation claim on leased assets. In accordance with the expert opinion obtained by ICICI Bank, the tax treatment adopted by ICICI Bank is in conformity with industry practice. Moreover, these tax demands are recoverable from lessees of assets under various lease agreements. Accordingly, ICICI Bank has not provided for or disclosed this tax demand as a contingent liability.

- The appellate authorities have ruled in ICICI Bank's favor in respect of tax demands relating to the deductibility of software expenses. The tax authorities, however, have appealed against this ruling. The appeal is pending adjudication before a higher appellate authority.

- The tax authorities have treated as capital expenditure, interest accrued on securities at the time of their purchase, which has been treated by ICICI Bank as revenue expenditure in accordance with standard accounting practices and the Reserve Bank of India guidelines.

- The tax authorities have disallowed an amount they have estimated as expenditure relating to ICICI Bank's income exempt from tax. The merged entity believes that there is no cost attributable to earning this income as the investments are made out of interest-free funds such as share capital, internal accruals and interest free deposit balances.

- The tax authorities have disputed computations made by ICICI Bank for claiming exemptions on provisions for doubtful assets.

At year-end fiscal 2002, ICICI had been assessed an aggregate of Rs. 9.4 billion (US$ 192 million) in excess of the provision made in its accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities for past years. ICICI has appealed each of these tax demands. Management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment for the following reasons:

- ICICI received favorable decisions from the appellate authorities with respect to Rs. 633 million (US$ 13 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

- ICICI received a favorable decision of the Supreme Court of India in respect of writ petitions filed by it relating to the sales tax issues that are currently being appealed by it with respect to Rs. 270 million (US$ 6 million) of the assessment.

- ICICI received favorable appellate decisions in earlier years related to the income tax, interest tax and wealth tax issues currently being appealed by it with respect to Rs. 245 million (US$ 5 million) of the assessment, and in respect of Rs. 8,264 million (US$ 169 million), favorable appellate decisions in the cases of other Indian companies and expert opinions are available to substantiate the issues that are currently being appealed.

Of the Rs. 9.4 billion (US$ 192 million) aggregate tax assessments of ICICI, a major portion relates to the treatment of depreciation claim on leased assets. In accordance with the expert opinion obtained by ICICI and the judicial pronouncements on similar issues, the merged entity believes that the tax treatment adopted by ICICI is in conformity with Indian tax law and in its view, the demand by the Indian tax authorities cannot be substantiated. Moreover, these tax demands are recoverable from lessees of assets under various lease agreements.

In January 2001, the Bank of Nova Scotia Asia Limited and Commerzbank AG filed a claim against ICICI before the English courts in London challenging certain transactions between ICICI and Arvind Mills Limited, a borrower to whom both ICICI and the plaintiffs were lenders. These transactions related to certain lease, brand-financing and investment agreements between ICICI and Arvind Mills Limited. These transactions aggregated approximately Rs. 5.7 billion (US$ 117 million). The plaintiffs alleged that these transactions breached the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a trustee for the plaintiffs. The same transactions were also the subject matter of a criminal complaint filed by Commerzbank AG against ICICI and its executive directors (including the former deputy managing director) before the Indian courts. In August 2002, the English courts in London dismissed the claim with the consent of all parties and the Supreme Court of India dismissed the criminal complaint filed in the Indian courts.

In March 2002, the Securities and Exchange Board of India informed ICICI Bank that its investigation of certain transactions that had taken place in the equity shares of Bank of Madura prior to the announcement, in December 2000, of its proposed acquisition by ICICI Bank, indicated that the parties involved in these transactions may have had information regarding the proposed acquisition and the proposed share exchange ratio prior to their public announcement. The Securities and Exchange Board of India requested ICICI Bank to conduct an internal investigation to determine whether there had been a disclosure of the proposed acquisition prior to its public announcement, by the valuers, advisers and employees of ICICI Bank and Bank of Madura. ICICI Bank had appointed an independent expert to investigate the conduct of its employees and directors as well as the employees and directors of ICICI, who were aware of the proposed acquisition prior to its public announcement. The independent expert appointed by ICICI Bank submitted his findings that there was no disclosure of the proposed acquisition by employees or directors of ICICI or ICICI Bank prior to the public announcement. The merged entity submitted these findings to the Securities and Exchange Board of India in June 2002. ICICI Bank also requested the advisers, merchant bankers and valuers to conduct their own investigations in this matter and submit the results of the investigations directly to the Securities and Exchange Board of India. The results of the internal investigations conducted by the advisers, merchant bankers and valuers were submitted to the Securities and Exchange Board of India in May and June 2002. The Securities and Exchange Board of India has not taken any further action in the matter. The merged entity does not expect any further proceedings or action in this regard.

In March 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 3 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 20 million) against ICICI and other lenders who were parties to the suit on the grounds that he had been coerced by officers of the lenders, specifically IFCI Limited, into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. In April 1999, ICICI also filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs. 1.4 billion (US$ 28 million) due from Mardia Chemicals. In July 2002, the merged entity issued a notice to Mardia Chemicals under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 demanding payment of its outstanding dues. In August 2002, Mardia Chemicals Limited filed a suit in the City Civil Court at Ahmedabad against the merged entity, Mr. K. V. Kamath, Managing Director and Chief Executive Officer and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.2 billion) on the grounds that Mardia Chemicals has allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and ICICI's filing of a recovery action against it. Mardia Chemicals has also filed a petition in the Delhi High Court challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002. Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Esslon Synthetics and Mardia Chemicals against the merged entity are frivolous and untenable and their ultimate resolution will not have a material adverse effect on the merged entity's results of operations, financial condition or liquidity.

SELECTED FINANCIAL AND OPERATING DATA FOR ICICI BANK

The selected financial and other data for ICICI Bank for and at year-end fiscal 1998, 1999, 2000, 2001 and 2002 have been derived from the financial statements prepared in accordance with US GAAP. These financial statements have been audited by KPMG, independent accountants.

In October 2001, the boards of directors of ICICI and ICICI Bank approved a plan of combination whereby ICICI Bank acquired ICICI, ICICI Personal Financial Services and ICICI Capital Services (otherwise referred to in this annual report as the "amalgamation"). The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated, other than in exceptional circumstances. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. The amalgamation was accounted for by the purchase method to reflect the increase in ownership interest of ICICI in ICICI Bank from 46.0%, ICICI's ownership interest in ICICI Bank at the time of the amalgamation, to 100.0%.

Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects for ICICI Bank" and ICICI Bank's financial statements. You should also read the following data in light of ICICI's financial information contained in "Operating and Financial Review and Prospects for ICICI" and ICICI's financial statements in this annual report. Historical results do not necessarily predict the results in the future. Income statement data and balance sheet data for future periods will not be comparable to ICICI Bank's historical results due to the amalgamation. See "Unaudited Pro Forma Condensed Consolidated Financial Data for ICICI Bank and ICICI" for the results of operations and financial condition of ICICI Bank for the year ended March 31, 2002, reflecting the amalgamation as if it had occurred on April 1, 2000. In ICICI Bank's annual report on Form 20-F for fiscal 2003, as a result of the reverse merger accounting, ICICI Bank will be required to present three years of ICICI's financial statements only. ICICI's financial statements for fiscal 2003 will reflect the amalgamation, and ICICI's financial statements for fiscal 2002 and 2001 will reflect the results of ICICI Bank as an equity investment.

	Year ended March 31,					
	1998	**1999**	**2000**	**2001**	**2002**	**2002**[1]
	(in millions, except per common share data)					
Selected income statement data:						
Interest revenue	Rs. 2,579	Rs. 5,390	Rs. 8,434	Rs. 12,406	Rs. 20,837	US$ 426
Interest expense	(1,854)	(4,244)	(6,656)	(8,408)	(15,116)	(309)
Net interest revenue	725	1,146	1,778	3,998	5,721	117
Provision for loan losses	(360)	(540)	(427)	(1,082)	(1,722)	(35)
Net interest revenue after provisions for loan losses	365	606	1,351	2,916	3,999	82
Non-interest revenue, net	591	866	1,759	1,754	5,213	107
Net revenue	956	1,472	3,110	4,670	9,212	189
Non-interest expense	(554)	(799)	(1,329)	(3,104)	(6,260)	(128)
Income before taxes	402	673	1,781	1,566	2,952	61
Income tax expense	(104)	(170)	(379)	(258)	(931)	(19)
Net income before cumulative effect of change in accounting principle	Rs. 298	Rs. 503	1,402	1,308	2,021	42
Cumulative effect of change in accounting principle	–	–	–	–	16	–
Net income	Rs. 298	Rs. 503	Rs. 1,402	Rs. 1,308	Rs. 2,037	US$ 42
Per common share data:						
Basic-before cumulative effect of change in accounting principle	Rs. 1.84	Rs. 3.05	Rs. 8.49	Rs. 6.60	Rs. 9.17	US$ 0.19
Basic-after cumulative effect of change in accounting principle	1.84	3.05	8.49	6.60	9.24	0.19
Diluted-before cumulative effect of change in accounting principle [2]	1.84	3.05	8.49	6.60	9.17	0.19
Diluted-after cumulative effect of change in accounting principle [2]	1.84	3.05	8.49	6.60	9.24	0.19
Dividends [3]	1.00	1.00	1.20	1.50	4.00	0.08
Book value	14.98	17.15	57.86	74.00	82.37	1.76
Common shares outstanding at end of period (in millions of common shares)	165	165	197	220	220	
Weighted average common shares outstanding – basic (in millions of common shares)	162	165	165	198	220	
Weighted average common shares outstanding – diluted (in millions of common shares)	162	165	165	198	220	

(1) Rupee amounts for fiscal 2002 have been translated into US dollars using the noon buying rate in effect on March 29, 2002 of Rs. 48.83 = US$1.00.

(2) Options to purchase 1,636,125 equity shares and 6,327,825 equity shares granted to employees at a weighted average exercise price of Rs. 171.90 and Rs. 145.98 were outstanding at March 31, 2001 and 2002, respectively, and have been included in the computation of diluted earnings per share wherever the average market price of the equity shares during the period was greater than the exercise price of the options.

(3) In India, dividends for a fiscal year are normally declared and paid in the following year. The same was true for ICICI Bank until fiscal 2001. However, in fiscal 2002 the dividend was paid by ICICI Bank as an interim dividend during fiscal 2002. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This is different from the dividend declared for the year.

	At March 31,					
	1998	**1999**	**2000**	**2001**	**2002**	**2002**[1]
				(in millions)		
Selected balance sheet data:						
Total assets	Rs. 35,278	Rs. 76,265	Rs. 130,386	Rs. 220,538	Rs. 404,805	US$ 8,290
Cash and cash equivalents[2]..............	8,728	19,928	36,361	47,306	89,371	1,830
Trading account assets......................	7,387	15,822	28,228	18,725	26,075	534
Loans, net [3]	12,765	27,597	46,986	93,030	72,474	1,484
Securities available for sale..............	1,476	3,963	4,709	24,787	155,758	3,190
Securities held to maturity	–	–	–	10,944	24,294	498
Impaired loans, net	179	733	670	2,489	2,683	55
Total liabilities	32,807	73,435	118,999	204,231	386,655	7,918
Long-term debt[4].............................	129	1,764	2,476	2,421	5,740	118
Deposits..	26,290	60,729	98,660	164,254	325,221	6,660
Stockholders' equity.........................	2,471	2,830	11,387	16,307	18,150	372
Period average[5]**:**						
Total assets	26,661	53,325	87,264	137,033	255,051	5,223
Interest-earning assets	19,467	42,521	68,982	105,697	208,254	4,265
Loans, net [3]	9,498	18,546	31,148	57,889	85,381	1,749
Total liabilities	24,351	50,657	83,967	123,186	237,822	4,870
Interest-bearing liabilities	17,185	41,212	66,897	90,993	191,509	3,922
Long-term debt	109	1,127	1,752	1,716	4,435	91
Total deposits...................................	18,539	39,455	67,309	93,514	194,839	3,990
Of which:						
Interest-bearing deposits................	15,140	35,916	59,881	81,009	175,010	3,584
Stockholders' equity.........................	2,310	2,668	3,297	13,847	17,229	353

	At or for the year ended March 31,				
	1998	**1999**	**2000**	**2001**	**2002**
			(in percentages)		
Profitability:					
Net income as a percentage of:					
Average total assets...	1.12%	0.94%	1.61%	0.95%	0.80%
Average stockholders' equity.................................	12.90	18.85	42.52	9.45	11.82
Dividend payout ratio(including dividend tax)[6]..................	50.34	35.39	15.53	20.95	20.95
Spread[7]	2.46	2.38	2.28	2.50	2.11
Net interest margin[8]...	3.72	2.70	2.58	3.78	2.75
Cost-to-income ratio[9]..	42.10	39.71	37.57	53.96	57.25
Cost-to-average assets ratio[10].............................	2.08	1.50	1.52	2.27	2.45
Capital:					
Total capital adequacy ratio[11].............................	13.48	11.06	19.64	11.57	16.12
Tier 1 capital adequacy ratio[11]............................	13.38	7.32	17.42	10.42	13.16
Tier 2 capital adequacy ratio[11]............................	0.10	3.74	2.22	1.15	2.96
Average stockholders' equity as a percentage of average total assets...	8.66	5.00	3.78	10.10	6.76
Asset quality:					
Gross impaired loans as a percentage of gross loans [12]	4.58	5.66	2.97	5.56	7.25
Net impaired loans as a percentage of net loans....................	1.40	2.66	1.43	2.68	3.70
Net impaired loans as a percentage of total assets.................	0.51	0.96	0.51	1.13	0.66
Allowance for loan losses as a percentage of gross impaired loans	70.36	54.56	52.75	53.33	50.83
Allowance for loan losses as a percentage of gross loans [12]..	3.22	3.09	1.57	3.01	3.75

_____

(1) Rupee amounts for fiscal 2002 have been translated into US dollars using the noon buying rate in effect on March 30, 2002 of Rs. 48.83 = US$1.00.

(2) Includes interest-bearing deposits maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement.

(3) Net of allowance for loan losses in respect of impaired loans.

(4) Includes current portion of long-term debt.

(5)   Average balances are the daily average outstanding amounts.

(6)   Represents the ratio of dividends declared for the year on common stock, as a percentage of net income for that year.

(7)   Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(8)   Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9)   Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(10) Represents the ratio of non-interest expense to average total assets.

(11) ICICI Bank's capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on ICICI Bank's financial statements prepared in accordance with Indian GAAP. ICICI Bank's total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on ICICI Bank's financial statements prepared in accordance with US GAAP was 15.9% at year-end fiscal 2002. Using the same basis of computation, ICICI Bank's Tier 1 capital adequacy ratio was 13.0% and ICICI Bank's Tier 2 capital adequacy ratio was 2.9% at year-end fiscal 2002. See "Operating and Financial Review and Prospects for ICICI Bank — Financial Condition — Capital".

(12) Gross loans are net of unearned income.

(13) Figures for fiscal 2000 and fiscal 2001 have been reclassified. Please see the notes to ICICI Bank's financial statements for a more-detailed description.

Average Balance Sheet

The average balance is the daily average of balances outstanding. The amortized portion of loan origination fees (net of loan origination costs) is included in interest revenue on loans, representing an adjustment to the yield. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses. Tax-exempt income on a tax-equivalent basis has not been recalculated because ICICI Bank believed the effect of doing so would not be significant. The following tables set forth, for the periods indicated, the average balances of assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest margin.

	Year ended March 31, 2000			Year ended March 31, 2001			Year ended March 31, 2002		
	Average balance	Interest revenue/ expense	Average yield/ Cost	Average balance	Interest revenue/ expense	Average yield/ cost	Average balance	Interest revenue/ expense	Average yield/ cost
					(in millions, except percentages)					
Assets:									
Interest-earning assets:									
Cash, cash equivalents and trading assets[1]	Rs. 31,817	Rs. 3,184	10.01%	Rs. 31,278	Rs. 2,978	9.52%	Rs. 48,867	Rs. 4,100	8.39%
Securities, available for sale [2]	6,017	684	11.37	11,889	1,217	10.24	53,210	3,709	6.97
Securities, held to maturity	–	–	–	4,641	543	11.70	20,796	2,006	9.65
Loans, net	31,148	4,437	14.24	57,889	7,419	12.82	85,381	10,327	12.10
Other interest income[3]	–	129	–	–	249	–		695	-
Total interest-earning assets	68,982	8,434	12.23	105,697	12,406	11.74	208,254	20,837	10.01
Non-interest-earning assets:									
Cash and cash equivalents[4]	7,273			16,131			19,646		
Acceptances	7,356			10,727			12,963		
Property and equipment	1,777			2,290			4,605		
Other assets	1,876			2,188			9,583		
Total non-earning assets	18,282			31,336			46,797		
Total assets	Rs. 87,264	Rs. 8,434		Rs.137,033	Rs. 12,406		Rs. 255,051	Rs. 20,837	
Liabilities:									
Interest-bearing liabilities:									
Savings account deposits	Rs. 3,530	Rs. 118	3.34%	Rs. 8,598	Rs. 244	2.83%	Rs. 21,397	Rs. 649	3.03%
Time deposits	56,351	5,671	10.06	72,411	7,017	9.69	153,613	12,932	8.42
Long-term debt	1,752	244	13.93	1,716	240	13.99	4,435	506	11.41
Trading account and other liabilities	5,264	623	11.84	8,268	907	10.97	12,064	1,029	8.53
Total interest-bearing liabilities	66,897	6,656	9.95	90,993	8,408	9.24	191,509	15,116	7.89
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	7,428			12,505			19,829		
Other liabilities	9,642			19,688			26,484		
Total non-interest-bearing liabilities	17,070			32,193			46,313		
Total liabilities	Rs. 83,967	Rs. 6,656		Rs. 123,186	Rs. 8,408		Rs. 237,822	Rs. 15,116	
Stockholders' equity	Rs. 3,297			Rs. 13,847			Rs. 17,229		
Total liabilities and stockholders' equity	Rs. 87,264			Rs. 137,033			Rs. 255,051		

(1) Includes government of India securities in trading book, inter-bank deposits and lending, commercial paper, certificate of deposits, mutual fund units and equity securities.

(2) Includes corporate debt securities, government of India securities held as available for sale and mutual fund units.

(3) Includes interest income earned on balances maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement. See "Supervision and Regulation — Legal Reserve Requirements — Cash Reserve Ratio". The Reserve Bank of India pays interest at the bank rate on balances in excess of 3.0% of ICICI Bank's demand and time liabilities.

(4) Includes interest-bearing deposits maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

The following table sets forth, for the periods indicated, the changes in the components of ICICI Bank's net interest revenue.

	Fiscal 2001 vs. Fiscal 2000			Fiscal 2002 vs. Fiscal 2001		
	Increase (decrease)[1] due to			Increase (decrease)[1] due to		
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average Rate
	(in millions)					
Interest revenue:						
Cash, cash equivalents and trading assets	Rs. (206)	Rs. (51)	Rs. (155)	Rs. 1,122	Rs. 1,476	Rs. (354)
Securities, available for sale	533	601	(68)	2,492	2,880	(388)
Securities, held to maturity	543	543	—	1,463	1,558	(95)
Loans, net	2,982	3,427	(445)	2,908	3,325	(417)
Other interest income	120	120	—	446	446	—
Total interest revenue	Rs. 3,972	Rs. 4,640	Rs. (668)	Rs. 8,431	Rs. 9,685	Rs. (1,254)
Interest expense:						
Savings account deposits	Rs. 126	Rs. 144	Rs. (18)	Rs. 405	Rs. 388	Rs. 17
Time deposits	1,346	1,556	(210)	5,915	6,836	(921)
Long-term debt	(4)	(5)	1	266	310	(44)
Trading account and other liabilities	284	330	(46)	122	324	(202)
Total interest expense	Rs. 1,752	Rs. 2,025	Rs. (273)	Rs. 6,708	Rs. 7,858	Rs. (1,150)
Net interest revenue	Rs. 2,220	Rs2,615	Rs. (396)	Rs. 1,723	Rs. 1,827	Rs. (104)

(1) The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on ICICI Bank's interest-earning assets.

	Year ended March 31,				
	1998	1999	2000	2001	2002
	(in millions, except percentages)				
Interest revenue	Rs. 2,579	Rs. 5,390	Rs. 8,434	Rs. 12,406	Rs. 20,837
Average interest-earning assets	19,467	42,521	68,982	105,697	208,254
Interest expense	1,854	4,244	6,656	8,408	15,116
Average interest-bearing liabilities	17,185	41,212	66,897	90,993	191,509
Average total assets	26,661	53,325	87,264	137,033	255,051
Average interest-earning assets as a percentage of average total assets	73.0%	79.7%	79.0%	77.1%	81.7%
Average interest-bearing liabilities as a percentage of average total assets	64.5	77.3	76.7	66.4	75.1
Average interest-earning assets as a percentage of average interest-bearing liabilities	113.3	103.2	103.1	116.2	108.7
Yield	13.25	12.68	12.23	11.74	10.00
Cost of funds	10.79	10.30	9.95	9.24	7.89
Spread[1]	2.46	2.38	2.28	2.50	2.11
Net interest margin[2]	3.72	2.70	2.58	3.78	2.75

(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(2) Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR ICICI BANK

You should read the following discussion and analysis of ICICI Bank's financial condition and results of operations together with ICICI Bank's audited financial statements. The following discussion is based on ICICI Bank's audited financial statements, which have been prepared in accordance with US GAAP. You should also read the discussion and analysis of ICICI's financial condition and results of operation contained in "Operating and Financial Review and Prospects for ICICI" together with ICICI's financial statements.

Introduction

ICICI Bank's loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions, particularly industrial growth, in India and certain global developments, particularly in commodity prices relating to the business activities of its corporate customers. For ease of understanding the discussion of ICICI Bank's results of operations that follows, you should consider the introductory discussion of these macroeconomic factors.

Indian Economy

Overall GDP growth in the Indian economy has been in the range of 4.0-6.0% in the last three years. In fiscal 2000, GDP grew at a rate of 6.1%. For fiscal 2001, the preliminary estimate of 5.2% GDP growth was revised downwards to 4.0%, while preliminary estimates have pegged the growth rate for fiscal 2002 at 5.4%. In fiscal 2002, growth was predominantly affected by the weakness in the industrial sector. Agricultural growth, which was negative for the last two years with production falling by 0.2% in fiscal 2001 and 0.7% in fiscal 2000, saw a pick-up in fiscal 2002 with growth turning positive at 5.7%. Lower GDP growth in fiscal 2001 was a result of negative growth in the agricultural sector and weakness in the industrial sector. Growth in fiscal 2000 was affected by a slowdown in the agricultural sector. The industrial sector has seen consistent weakness over this period, particularly in the manufacturing and electricity sectors. Growth in industrial production, which had slowed to 4.9% in fiscal 2001 from 6.7% in fiscal 2000, slowed further to 2.7% in fiscal 2002. Growth between fiscal 1998 and 1999 was affected by a slowdown in the global economy stemming from the economic crisis in Asia, Russia and elsewhere.

Average inflation, as measured by the wholesale price index, rose to 7.2% in fiscal 2001 from 3.3% in fiscal 2000 mainly due to an increase of 28.5% in prices of fuel products. Therefore, inflation during fiscal 2001 was a cost-push driven phenomenon with the hardening of global crude oil prices feeding directly into domestic prices. Inflation reduced to 3.3% in fiscal 2002, mainly on account of a much lower increase of 9.1% in prices of fuel products in fiscal 2002. However, the continuing and possibly prolonged battle against terrorism by the US or any attack or other action by the US or a US-led coalition on or in relation to Iraq could result in lengthy regional hostilities in the Middle-East countries where most of the world's oil production facilities are located. This could lead to increases in oil prices or higher volatility in oil prices.

In fiscal 2002, the rupee depreciated vis-à-vis the US dollar in a volatile currency market as international developments, after the events of September 11, 2001, led to a sharp decline in equity prices and net capital outflows of foreign institutional investors. The rupee has appreciated against the US dollar in fiscal 2003 following buoyant dollar inflows into the country, combined with the US currency's weakness in global markets. Foreign exchange reserves were US$ 54.1 billion at March 30, 2002 and rose to US$ 61.5 billion at August 30, 2002.

Industrial growth in April-July 2002 was 4.0% compared to a growth of 2.3% in April-July 2001. The overall growth in industry during fiscal 2003 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks. If industrial growth does not pick up further, it could affect the overall growth prospects of the merged entity's business, including its ability to grow, the quality of its assets and its ability to implement its strategy.

Regional Hostilities and Terrorist Attacks

India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. At present, relations between India and Pakistan continue to be tense on the issues of terrorism and Kashmir. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on the merged entity's business, its future financial performance and the price of its equity shares and its ADSs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The continuing and possibly prolonged battle against terrorism by the US or any attack or other action by the US or a US-led coalition on or in relation to Iraq could result in lengthy regional hostilities and tensions thereby affecting the Indian economy as well as the merged entity's business and the price of the merged entity's equity shares and ADSs.

Possibility of Drought

A significant risk to the Indian economy's growth prospects also arises from the cautious agricultural outlook due to an erratic monsoon. This year, the June-September southwest monsoon, critical for the country's agricultural sector, was 24.0% below normal (the worst in more than 15 years), affecting crops in key grain-bowl states. Since agriculture accounts for 24.3% of GDP, the possibility of a drought (which can be ascertained only after October) could significantly affect the merged entity's business, including its ability to grow and the quality of its assets.

Banking Sector

According to the Reserve Bank of India's data, total deposits of all commercial banks increased by 13.9% in fiscal 2000, 18.4% in fiscal 2001 and 14.6% in fiscal 2002. In fiscal 2001, bank deposits increased mainly as a result of the India Millennium Deposits (approximately Rs. 256.6 billion) raised by the State Bank of India to augment overall foreign exchange reserves of the country. These bonds increased the level of deposits in fiscal 2001 because they were included in deposits. Excluding the India Millennium Deposits, bank deposits would have risen by 15.2% in fiscal 2001. In fiscal 2002, excluding the India Millennium Deposits outstanding at year-end fiscal 2001, the growth in deposits was 15.0%. Bank credit grew by 18.2% in fiscal 2000, 17.3% in fiscal 2001 and 15.3% in fiscal 2002. In fiscal 2000, a recovery in industrial growth pushed up the increase in credit growth rate.

In the last five fiscal years, there has been a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that corporate borrowers have access to funding at competitive rates. The Reserve Bank of India's primary motive has been to realign interest rates with the market to facilitate a smooth transition from a government-controlled regime in the early 1990s, when interest rates were heavily regulated, to a more market-oriented interest rate regime. Banks have generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards. On July 21, 2000, the Reserve Bank of India reversed the downward movement of the last four fiscal years and announced an increase in the bank rate of 100 basis points. However, on February 16, 2001, the bank rate was reduced to 7.5% and then reduced to 7.0% on March 7, 2001, thus reversing the upward movements initiated earlier. In October 2002, it was further reduced to 6.5%. The following table sets forth the decline in average deposit rates and average lending rates of five major public sector banks for the last five years.

Fiscal year	Average deposit rate for over one year term (range)	Average prime lending rate (range)
1998..	10.5-11.0	14.0
1999..	9.0-11.0	12.0-13.0
2000..	8.0-10.5	12.0-12.5
2001..	8.5-10.0	11.0-12.0
2002..	8.0-8.5	11.0-12.0
2003(through August 23)...........................	7.0-8.0	11.0-12.0

_____

Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 2001, Annual Report 2000-2001 and Weekly Statistical Supplements.

Results of Operations

In October 2001, the boards of directors of ICICI and ICICI Bank approved a plan of combination whereby ICICI Bank acquired ICICI, ICICI Personal Financial Services and ICICI Capital Services (otherwise referred to in this annual report as the "amalgamation"). The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated, other than in exceptional circumstances. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. The effective date of the merger for accounting purposes under US GAAP was April 1, 2002. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. The amalgamation was accounted for by the purchase method to reflect the increase in ownership interest of ICICI in ICICI Bank from 46.0%, ICICI's ownership interest in ICICI Bank at the time of the amalgamation, to 100.0%.

Income statement data and balance sheet data for future periods will not be comparable to ICICI Bank's historical results due to the amalgamation. See "Unaudited Pro Forma Condensed Consolidated Financial Data for ICICI Bank and ICICI" for the results of operations and financial condition of ICICI Bank for the year ended March 31, 2002, reflecting the amalgamation as if it had occurred on April 1, 2000. In ICICI Bank's annual report on Form 20-F for fiscal 2003, as a result of the reverse merger accounting, ICICI Bank will be required to present three years of ICICI's financial statements only. ICICI's financial statements for fiscal 2003 will reflect the amalgamation, and ICICI's financial statements for fiscal 2002 and 2001 will reflect the results of ICICI Bank as an equity investment.

The consideration for the amalgamation was in the form of one equity share of ICICI Bank, par value of Rs. 10 each, issued for two equity shares of ICICI, par value of Rs. 10 each. The transaction was consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI.

Consequent to the amalgamation, the businesses of ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio under Section 24 of the Banking Regulation Act, 1949, and the cash reserve ratio under Section 42 of the Reserve Bank of India Act, 1934. The statutory liquidity ratio is required to be maintained in the form of government of India securities and other approved securities, while the cash reserve ratio is required to be maintained in the form of cash balances with the Reserve Bank of India. At present, the stipulated statutory liquidity ratio is 25.0% of a bank's net demand and time liabilities in India and the stipulated cash reserve ratio is 5.0% of a bank's net demand and time liabilities in India. In addition to the above, the directed lending norms of Reserve Bank of India require that every bank should extend 40.0% of net bank credit to certain eligible sectors, which are categorized as "priority sector". Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed the merged entity to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of its net bank credit on the residual portion of its advances (total advances of the merged entity less outstanding advances of ICICI at year-end fiscal 2002). Priority sectors are specific sectors such as agriculture and small-scale industries. This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of 40.0% of the total net bank credit of the merged entity. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for reckoning as priority sector advances will apply to the merged entity. See "Supervision and Regulation – Directed Lending – Priority Sector Lending".

Subsequent to the announcement of the amalgamation in October 2001, ICICI Bank started investing in government of India securities to comply with the statutory liquidity ratio requirement for ICICI's outstanding liabilities. ICICI Bank's total government of India securities portfolio increased 376.4% to Rs. 195.8 billion (US$ 4.0 billion) at year-end fiscal 2002 from Rs. 41.1 billion (US$ 841 million) at year-end fiscal 2001. Further a large cash balance was maintained by ICICI Bank towards the end of fiscal 2002 in order to meet the cash reserve requirement on ICICI's outstanding liabilities following the amalgamation. ICICI Bank also reduced its credit portfolio during the second half of fiscal 2002 to direct resources towards meeting the statutory liquidity ratio and cash reserve ratio requirements on ICICI's outstanding liabilities.

Effective March 10, 2001, Bank of Madura was acquired by ICICI Bank in an all-stock merger. This acquisition was accounted for under the purchase method of accounting. Accordingly, the balance sheet at year-end fiscal 2001 includes the assets and liabilities of Bank of Madura and the income statement for fiscal 2001 includes the income and expenses of Bank of Madura from March 10, 2001. As a result, the balance sheet at year-end fiscal 2001 was significantly affected and the income statement for fiscal 2001 was not significantly affected by the acquisition of Bank of Madura by ICICI Bank. Therefore, the balance sheet at year-end fiscal 2001 was not comparable to balance sheet at year-end fiscal 2000. ICICI Bank's income statement for fiscal 2001 included the results of operations of Bank of Madura for only 21 days. In fiscal 2002 the income statement reflected the full year impact of merger with Bank of Madura. Therefore, the income statement for fiscal 2002 was not comparable with the income statement for fiscal 2001.

ICICI Bank's financial performance is analyzed in terms of interest revenue earned from cash, cash equivalents, trading account assets (i.e., interest-earning liquid assets maintained by ICICI Bank's domestic treasury for meeting reserve requirements), loans and securities as offset by interest expense incurred from deposits, long-term debt and trading account liabilities. ICICI Bank tracks its average cost of deposits, yield on loans and returns from its trading portfolio and portfolio of available for sale securities on a regular basis. Along with these measures, ICICI Bank also focuses on the gross impaired loans, allowance for loan losses, non-interest revenue and non-interest expense to study its profitability. These measures of financial performance are discussed below.

Net Interest Revenue

Fiscal 2002 compared to Fiscal 2001

Net interest revenue increased 43.1% in fiscal 2002 compared to fiscal 2001 reflecting mainly the following factors:

- an increase of 97.0% in the average volume of interest-earning assets, and

- a decrease of 103 basis points in the net interest margin to 2.75% in fiscal 2002 from 3.78% in fiscal 2001 and decrease of 39 basis points in spread to 2.11% in fiscal 2002 from 2.50% in fiscal 2001.

The increase in average volume of interest-earning assets was primarily due to a large increase in ICICI Bank's government securities portfolio during fiscal 2002. ICICI Bank's total government of India securities portfolio increased 376.4% to Rs. 195.8 billion (US$ 4.0 billion) at year-end fiscal 2002 from Rs. 41.1 billion (US$ 841 million) at year-end fiscal 2001. As government of India securities typically have lower yields than other loan assets, ICICI Bank's average yield on interest earning assets, net interest margin and spread were adversely impacted. Further, the high level of cash balances maintained by ICICI Bank towards the end of fiscal 2002 also resulted in an adverse impact on ICICI Bank's spreads for fiscal 2002. ICICI Bank also reduced its credit portfolio, including by sell-down of some of its assets, during the second half of fiscal 2002 to raise resources towards meeting the statutory liquidity ratio and cash reserve ratio requirements on ICICI's outstanding liabilities. As a result, ICICI Bank's net loans decreased 22.1% to Rs. 72.5 billion (US$ 1.5 billion) at year-end fiscal 2002 from Rs. 93.0 billion (US$ 1.9 billion) at year-end fiscal 2001.

The following table sets forth, for the periods indicated, the principal components of net interest revenue (which reflects interest revenue from cash, cash equivalents and trading account assets, securities, loans and other assets minus interest expense on deposits, long-term debt and trading account and other liabilities). For further information on assets and liabilities, changes in interest revenue and interest expense volume and rate analysis, yields, spreads and margins for these periods, see "Selected Financial and Operating Data for ICICI Bank".

	Year ended March 31,			
	2001	2002	2002	2002/2001 % change
	(in millions, except percentages)			
Interest revenue				
Cash, cash equivalents and trading account assets	Rs. 2,978	Rs. 4,100	US$ 84	37.7%
Securities – available for sale	1,217	3,709	76	204.8
Securities - held to maturity	543	2,006	41	269.5
Loans	7,419	10,327	211	39.2
Others	249	695	14	179.1
Total interest revenue	Rs. 12,406	Rs. 20,837	US$ 426	68.0
Interest expense				
Savings account deposits	Rs. 244	Rs. 649	US$ 13	166.0
Time deposits	7,017	12,932	265	84.3
Long-term debt	240	506	10	110.8
Trading account and other liabilities	907	1,029	21	13.5
Total interest expense	Rs. 8,408	Rs. 15,116	US$ 309	79.8
Net interest revenue	Rs. 3,998	Rs. 5,721	US$ 117	43.1

Interest revenue increased 68.0% in fiscal 2002 compared to fiscal 2001 reflecting an increase in the average volume of interest-earning assets, principally ICICI Bank's government of India securities portfolio, offset by a decline in the gross yield on interest-earning assets. The average volume of total interest-earning assets increased 97.0% to Rs. 208.3 billion (US$ 4.3 billion) in fiscal 2002 from Rs. 105.7 billion (US$ 2.2 billion) in fiscal 2001. Gross yield on interest-earning assets declined by 174 basis points to 10.00% in fiscal 2002 from 11.74% in fiscal 2001.

The average volume of loans increased by Rs. 27.5 billion (US$ 563 million) or 47.5% to Rs. 85.4 billion (US$ 1.7 billion) in fiscal 2002 compared to fiscal 2001 despite the decline in net loans outstanding at year-end fiscal 2002 compared to fiscal 2001. The average volume of loans in fiscal 2001 is not strictly comparable to fiscal 2002 as it did not include the loans of Bank of Madura for the full year. Yield on loans declined by 72 basis points to 12.10% in fiscal 2002 from 12.82% in fiscal

2001. Yields on advances were adversely impacted by the overall decline in interest rates in the economy as well as by ICICI Bank's impaired loans on which ICICI Bank does not accrue interest.

The average volume of the securities portfolio, consisting of available for sale and held to maturity securities, increased 347.7% to Rs. 74.0 billion (US$ 1.5 billion) in fiscal 2002 from Rs. 16.5 billion (US$ 339 million) in fiscal 2001. This was primarily due to the acquisition of government of India securities to comply with the statutory liquidity ratio requirement for ICICI's outstanding liabilities prior to the effectiveness of the amalgamation. The yield on securities declined by 293 basis points to 7.72% in fiscal 2002 from 10.65% in fiscal 2001 primarily due to the higher proportion of government of India securities which typically earn lower yield and decline in the market interest rates. Further, to reduce the interest rate risk in the portfolio, ICICI Bank brought down the average maturity of its portfolio, which in turn resulted in a reduction in the yield.

The average volume of cash, cash equivalents and trading account assets increased by Rs. 17.6 billion (US$ 360 million) or 56.2% in fiscal 2002 compared to fiscal 2001 primarily due to the increase in the size of the balance sheet. Further a large cash balance was maintained by ICICI Bank towards the end of fiscal 2002 in order to meet the cash reserve requirement on ICICI's outstanding liabilities following the amalgamation. ICICI Bank's trading portfolio at year-end fiscal 2002 primarily consisted of government of India securities and mutual fund units. The yield on cash, cash equivalents and trading account assets decreased 113 basis points in fiscal 2002. This was primarily caused by a general downtrend in the interest rates in the economy.

The average volume of interest-bearing liabilities increased 110.5% in fiscal 2002 from fiscal 2001 primarily due to an increase in time deposits, which were 80.2% of average interest-bearing liabilities in fiscal 2002. The average volume of time deposits increased by Rs. 81.2 billion (US$ 1.7 billion) or 112.1% to Rs. 153.6 billion (US$ 3.2 billion) in fiscal 2002 from Rs. 72.4 billion (US$ 1.5 billion) in fiscal 2001 primarily due to the mobilization of deposits in the second half of fiscal 2002 to raise resources to meet the reserve requirements on ICICI's outstanding liabilities. During fiscal 2002 ICICI Bank's corporate deposits increased 137.4% to Rs. 151.3 billion (US$ 3.1 billion) at year-end fiscal 2002 and retail deposits increased 73.0% to Rs. 173.9 billion (US$ 3.6 billion) at year-end fiscal 2002.

The average cost of interest-bearing liabilities declined to 7.89% in fiscal 2002 from 9.24% in fiscal 2001 primarily due to the decrease in the average cost of time deposits. The average cost of time deposits reduced 127 basis points to 8.42% in fiscal 2002 as compared to 9.69% in fiscal 2001. This was achieved mainly due to the reduction in the deposit rates offered to customers in fiscal 2002 in line with the overall decline in interest rates in the economy. The interest rate offered for a one-year and above retail term deposit fell by 75 basis points to 8.50% at year-end fiscal 2002 from 9.25% at year-end fiscal 2001.

The average volume of trading account liabilities, consisting of borrowings from the inter-bank money market and short-term borrowings from institutions, increased 45.9% to Rs. 12.1 billion (US$ 247 million) in fiscal 2002 from Rs. 8.3 billion (US$ 169 million) in fiscal 2001 primarily due to the overall growth in business. The cost of trading account liabilities decreased to 8.53% in fiscal 2002 from 10.97% in fiscal 2001 in line with the lower market rates prevalent in fiscal 2002.

Fiscal 2001 compared to Fiscal 2000

Net interest revenue increased 124.9% in fiscal 2001 compared to fiscal 2000 reflecting mainly the following factors:

- an increase of 53.2% in the average volume of interest-earning assets, and

- an increase of 120 basis points in the net interest margin to 3.78% in fiscal 2001 from 2.58% in fiscal 2000 and an increase of 22 basis points in spread to 2.50% in fiscal 2001 from 2.28% in fiscal 2000.

The increase in average volume of interest-earning assets was primarily due to an increase in loans to higher rated corporate clients. During fiscal 2001, ICICI Bank continued to focus on this segment in close co-ordination with the group marketing arms of ICICI, namely the Major Clients Group and Growth Clients Group. During fiscal 2001, the net interest margin and spread increased despite a decline in the yield on interest-earning assets as compared to fiscal 2000. This occurred as the decline in yield on assets was more than offset by the decline in cost of interest bearing liabilities.

The following table sets forth, for the periods indicated, the principal components of net interest revenue (which reflects interest revenue from cash, cash equivalents and trading account assets, securities, loans and other assets minus interest expense on deposits, long-term debt and trading account and other liabilities).

	Year ended March 31,		2001/2000 % change
	2000	2001	
	(in millions, except percentages)		
Interest revenue			
Cash, cash equivalents and trading account assets	Rs. 3,184	Rs. 2,978	(6.5)%
Securities - available for sale	684	1,217	77.9
Securities - held to maturity	-	543	-
Loans	4,437	7,419	67.2
Others	129	249	93.0
Total interest revenue	Rs. 8,434	Rs. 12,406	47.1
Interest expense			
Savings account deposits	Rs. 118	Rs. 244	106.8
Time deposits	5,671	7,017	23.7
Long-term debt	244	240	(1.6)
Trading account and other liabilities	623	907	45.6
Total interest expense	Rs. 6,656	Rs. 8,408	26.3
Net interest revenue	Rs. 1,778	Rs. 3,998	124.9

Interest revenue increased 47.1% in fiscal 2001 compared to fiscal 2000 reflecting an increase in the average volume of interest-earning assets, principally loans, offset by a decline in the gross yield on interest-earning assets. The average volume of loans increased by Rs. 26.7 billion (US$ 547 million) or 85.9% to Rs. 57.9 billion (US$ 1.2 billion) in fiscal 2001 compared to fiscal 2000. The loan growth was due to an increase in working capital loans and credit substitutes primarily to higher rated, large corporate clients acquired through the joint marketing efforts with ICICI through the Major Clients Group and the Growth Clients Group. The decline in yield on interest-earning assets was primarily due to a 142 basis points decline in yield on loans to 12.82% in fiscal 2001 from 14.24% in fiscal 2000 and a decline in yield on securities by 72 basis points to 10.65% in fiscal 2001 from 11.37% in fiscal 2000. This decrease in yield on loans was mainly due to the increased volume of loans to higher rated clients which, consistent with market conditions, typically earn lower yields due to the lower credit risk associated with these borrowers. The yield was also impacted by impaired loans on which ICICI Bank does not accrue interest.

The average volume of cash, cash equivalents and trading account assets decreased by Rs. 539 million (US$ 11 million) or 1.7% in fiscal 2001 compared to fiscal 2000 primarily due to a reclassification of securities from trading assets to available for sale and held to maturity during fiscal 2001 and a decrease in the stipulated reserve requirements of the Reserve Bank of India. The trading portfolio primarily consisted of government of India securities which were held to meet ICICI Bank's statutory liquidity reserve requirements. The yield on cash, cash equivalents and trading account assets decreased 49 basis points in fiscal 2001. This was primarily caused by a general downtrend in the interest rates in the economy. Also, to bring down the risk due to changes in interest rates, ICICI Bank brought down the average maturity of the portfolio, which in turn resulted in a reduction in the yield.

During the first quarter of fiscal 2001, investments were primarily kept in short-term assets, such as treasury bills and commercial papers, due to volatility in the foreign exchange markets, which could have impacted the interest rates in the securities market, resulting in a lower yield.

The average volume of the securities portfolio, consisting of available for sale and held to maturity securities, increased 174.7% to Rs. 16.5 billion (US$ 339 million) in fiscal 2001 from Rs. 6.0 billion (US$ 123 million) in fiscal 2000. The yield on these securities decreased to 10.65% in fiscal 2001 from 11.37% in fiscal 2000 primarily due to purchase of lower yielding securities during fiscal 2001 in view of the softening of interest rates in the Indian economy.

The average volume of interest-bearing liabilities increased primarily due to an increase in time deposits which were 79.6% of average interest-bearing liabilities in fiscal 2001. The average volume of time deposits increased by Rs. 16.0 billion (US$ 329 million) or 28.5% to Rs. 72.4 billion (US$ 1.5 billion) in fiscal 2001 from Rs. 56.4 billion (US$ 1.2 billion) in fiscal 2000 primarily due to an increase in retail time deposits. The growth in retail deposits was driven by ICICI Bank's increased focus on the retail segment. Corporate time deposits decreased in fiscal 2001 to Rs. 42.3 billion (US$ 866 million) from Rs. 52.8 billion (US$ 1.1 billion) in fiscal 2000 registering a decline of 19.9%. This was in line with ICICI Bank's policy to bring about stability by increasing its retail time deposits and decreasing its corporate time deposits, which are more volatile in nature.

The average cost of interest-bearing liabilities declined primarily due to the decrease in the average cost of time deposits. The share of retail deposits increased significantly during fiscal 2001 as compared to fiscal 2000. As retail deposits typically carry lower interest rates compared to its corporate deposits of similar maturity, this increase in retail deposits as a percentage of total deposits resulted in the average cost of time deposits decreasing 37 basis points to 9.69% in fiscal 2001 from 10.06% in fiscal 2000. Also, the general softening of interest rates in the economy helped to reduce the cost of deposits and trading account liabilities.

The average volume of trading account liabilities, consisting of borrowings from the inter-bank money market and short-term borrowings from institutions, increased 57.1% in fiscal 2001 to Rs. 8.3 billion (US$ 169 million) from Rs. 5.3 billion (US$ 108 million) in fiscal 2000 primarily due to the overall growth in business. The cost of trading account liabilities decreased to 10.97% in fiscal 2001 from 11.84% in fiscal 2000 in line with the lower market rates prevalent in fiscal 2001.

Provisions for Loan Losses

The following table sets forth, for the periods indicated, certain information regarding impaired loans.

			At March 31,			
			2001/2000			2002/2001
	2000	**2001**	**% change**	**2002**	**2002**	**% change**
			(in millions, except percentages)			
Gross impaired loans	Rs. 1,418	Rs. 5,333	276.0%	Rs. 5,457	US$ 112	2.3%
Allowance for impaired loans	748	2,844	280.0	2,774	57	(2.5)
Net impaired loans.	670	2,489	271.0	2,683	55	7.8
Gross impaired loans as a percentage of gross loans[1]	2.97%	5.56%		7.25%		
Net impaired loans as a percentage of net loans	1.43	2.68		3.70		
Allowances for loan losses as a percentage of gross impaired loans….......................................	52.75	53.33		50.83		
Allowances for loan losses as a percentage of gross loans[1]	1.57	3.01		3.75		

_____
(1) Gross loans are net of unearned income.

The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

	Year ended March 31,			
	2000	**2001**	**2002**	**2002**
	(in millions, except percentages)			
Provisions for loan losses	Rs. 427	Rs. 1,082	Rs. 1,722	US$ 35
Provisions for loan losses as a percentage of net loans	0.91%	1.16%	2.38%	
Provisions for loan losses as a percentage of total assets.............	0.33	0.49	0.43	

For information on changes in the allowance for loan losses, see "Business—Impaired Loans—Allowance for Loan Losses".

ICICI Bank's loan portfolio was composed largely of short-term working capital loans where it had a security interest and first lien on all the current assets of the borrower, typically inventory and accounts receivable. ICICI Bank typically lent between 60.0% and 80.0% of the appraised value of collateral to ensure that its loans were sufficiently over-collateralized. However, the recoveries from impaired loans are subject to delays that may last several years, due to the long legal collection process in India. For a further discussion of enforcement of collateral interests in India, see "Business – Loan Portfolio– Collateral – Completion, Perfection and Enforcement". As a result, an allowance for the loans was made based on the time value of money or the present value of expected realizations of collateral, which took into account the delay ICICI Bank would experience before recovering its principal. The time to recovery, expected future cash flows and realizable value for collateral value were periodically reviewed in estimating the allowance.

An allowance for loan losses relating to an impaired loan is made by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and ICICI Bank's carrying value of the loan. The merged entity believes that ICICI Bank's process for ascertaining the allowance for loan losses captures the expected losses on the entire loan portfolio. There can, however, be no guarantee that impaired loans will not increase and that the current allowance for loan losses will be sufficient. For further discussion of ICICI Bank's treatment of impaired loans, see "Business – Loan Portfolio– Recognition of Impaired Loans".

Changes in ICICI Bank's provisions and allowance for loan losses as a whole reflected economic trends in the key manufacturing, middle market corporate segments in which many of its customers operated. The manufacturing sector was adversely impacted between fiscal 1998 and fiscal 2001 primarily due to a slowdown in the Indian economy, a downturn in global commodity prices, particularly in the steel and textiles sub-sectors, and a rapid reduction in import duties which adversely impacted the performance of borrowers in these sectors. The changing economic and regulatory environment led to reduced profitability for certain of ICICI Bank's borrowers. The impact was, in particular, more on the middle market corporate segment due to their lower resilience to external factors which, because of ICICI Bank's small balance sheet in its first few years of operation were its target customers. As a result of these adverse economic factors during fiscal 1999 and 2001, some of ICICI Bank's loans to these borrowers became impaired. A process of restructuring, including rationalization of capital structures and production capacities, is taking place in several industries as companies reposition their businesses in the new environment. During fiscal 2002, the slowdown in the Indian economy continued and there was continued restructuring in several industries such as iron and steel, man-made fibers and textiles.

Gross impaired loans increased by 2.3% at year-end fiscal 2002 to Rs. 5.5 billion (US$ 112 million) compared to Rs. 5.3 billion (US$ 109 million) at year-end fiscal 2001. This was after charging off loans amounting to Rs. 1.8 billion (US$ 37 million) in fiscal 2002 compared to Rs. 512 million (US$ 10 million) in fiscal 2001. Gross impaired loans as a percentage of gross loans increased to 7.25% at year-end fiscal 2002 from 5.56% at year-end fiscal 2001, as gross loans decreased to Rs. 75.3 billion (US$ 1.5 billion) at year-end fiscal 2002 from Rs. 95.9 billion (US$ 1.9 billion) at year-end fiscal 2001. As a percentage of net loans, net impaired loans increased to 3.70% at year-end fiscal 2002 from 2.68% at year-end fiscal 2001. Provisions for loan losses increased 59.1% to Rs. 1.7 billion (US$ 35 million) in fiscal 2002 from Rs. 1.1 billion (US$ 22 million) in fiscal 2001. Allowance for impaired loans at year-end fiscal 2002 was Rs. 2.7 billion (US$ 55 million) as compared to Rs. 2.8 billion (US$ 57 million) at year-end fiscal 2001 as the loans charged off increased to Rs. 1.8 billion (US$ 37 million) in fiscal 2002 compared to Rs. 0.5 billion (US$ 10 million) in fiscal 2001. The coverage ratio for gross impaired loans decreased to 50.83% at fiscal 2002 from 53.33% at fiscal 2001.

Gross impaired loans increased by 276.1% at year-end fiscal 2001 to Rs. 5.3 billion (US$ 109 million) compared to Rs. 1.4 billion (US$ 29 million) at year-end fiscal 2000 primarily due to the acquisition of impaired loans of Bank of Madura in the amount of Rs. 2.2 billion (US$ 45 million) and additions from the mid corporate sector portfolio. This sector as detailed elsewhere was most vulnerable to fluctuations in the economy. Gross impaired loans as a percentage of gross loans increased to 5.56% at year-end fiscal 2001 from 2.97% at year-end fiscal 2000. As a percentage of net loans, net impaired loans increased to 2.68% at year-end fiscal 2001 from 1.43% at year-end fiscal 2000. Allowances for impaired loans at year-end fiscal 2001 increased 280.2% to Rs. 2.8 billion (US$ 58 million) from Rs. 748 million (US$ 15 million) at year-end fiscal 2000. Allowance for loan losses on loans acquired from Bank of Madura amounted to Rs. 1.6 billion (US $ 32 million) at year-end fiscal 2001. The coverage ratio for gross impaired loans increased to 53.33% at fiscal 2001 from 52.75% at fiscal 2000.

Management believes that several loans which became impaired over the last few years are essentially loans to inherently viable companies. If the Indian economy shows signs of revival, management expects loan losses in many of these loans to be lower due to the viability of these companies. These loans were classified as impaired as a result of continued stress on cash flows of these borrowers, primarily due to the slowdown in the Indian economy, the global downtrend in commodity prices coupled with the rapid reduction in domestic trade barriers over the past few years. In some cases, the impaired loans are to operating companies generating positive, albeit reduced, cash flows because they are operating at levels below their overall capacities. In some cases, in management's view the future cash flows, discounted at the contracted rate of the loan, adequately cover the current outstanding principal and require no allowance for loan losses and, as a result no provisions have been made for these loans. In all cases of impaired loans where no provisions have been made, management believes that it has a strong collateral position. The merged entity is monitoring the situation of these loans and borrowers carefully and will make allowances if its view of the situation changes.

The merged entity typically calculates the allowance for loan losses on a loan-for-loan basis except smaller balance homogenous loans. Credit card receivables are collectively evaluated for impairment based on the profile of days past due, classified into various time categories. Provisions are based as a fixed percentage of these pre-defined time categories. The merged entity intends to review this policy annually based on historical delinquency and loan loss experience.

Non-Interest Revenue

Fiscal 2002 compared to Fiscal 2001

The following table sets forth, for the periods indicated, the principal components of ICICI Bank's non-interest revenue.

	Year ended March 31,			2002/2001 % change
	2001	2002	2002	
	(in millions, except percentages)			
Fees and commissions [1]	Rs. 1,125	Rs. 1,733	US$ 36	54.0%
Trading account revenue[2]	602	2,196	45	264.8
Securities transactions [3]	(384)	872	18	-
Foreign exchange transactions [4]	397	365	7	(8.1)
Other revenue	14	47	1	235.7
Total non-interest revenue, net	Rs. 1,754	Rs. 5,213	US$ 107	197.2

_____

(1) Primarily from fee-based income on services such as the issue of documentary credits, the issue of guarantees, cash management services and remittances.
(2) Primarily reflects income from trading in government of India securities.
(3) Primarily reflects capital gains (losses) realized on the sale of available for sale securities.
(4) Arises primarily from purchases and sales of foreign exchange on behalf of ICICI Bank's corporate clients and trading for its own account.

Non-interest revenue increased by 197.2% in fiscal 2002 compared to fiscal 2001, primarily due to an increase in revenue on account of trading and securities transactions and in fees and commissions, offset by a decrease in revenue from foreign exchange transactions.

Fees and commissions increased 54.0% in fiscal 2002 primarily due to the increase in income from remittances, cash management services and commissions on bills and guarantees. In addition to these increases, income from depositary share account services also increased in fiscal 2002. ICICI Bank continued its focus on cash management services as one of the key areas of fee income generation. The total volume handled under cash management services increased to Rs. 1,720.0 billion (US$ 35.2 billion) in fiscal 2002 from Rs. 1,005.0 billion (US$ 20.6 billion) in fiscal 2001. Guarantees increased 56.3 % to Rs. 21.1 billion (US$ 432 million) at year-end fiscal 2002 from Rs. 13.5 billion (US$ 276 million) at year-end fiscal 2001.

Trading account revenue, resulting largely from sales of government of India securities, increased to Rs. 2.2 billion (US$ 45 million) in fiscal 2002 from Rs. 602 million (US$ 12 million) in fiscal 2001. ICICI Bank capitalized on the market opportunities in a declining interest rate scenario. The yield on 10-year government of India securities fell by 287 basis points to 7.36% at year-end fiscal 2002 from 10.23% at year-end fiscal 2001. Securities transactions, which primarily reflect capital gains (losses) realized on the sale of available for sale securities, showed a gain of Rs. 872 million (US$ 18 million) compared to a loss of Rs. 384 million (US$ 8 million) in fiscal 2001. Gains on both trading account and securities transactions resulted from short-term market opportunities created by a fall in interest rates during fiscal 2002. The merged entity cannot assure you that interest rates will fall any further as they change depending on the overall economic environment.

Income from foreign exchange transactions decreased to Rs. 365 million (US$ 7 million) in fiscal 2002 compared to Rs. 397 million (US$ 8 million) in fiscal 2001 due to the absence of gain realized in fiscal 2001 on the remittance of the proceeds from ICICI Bank's ADS offering to India.

Fiscal 2001 compared to Fiscal 2000

The following table sets forth, for the periods indicated, the principal components of ICICI Bank's non-interest revenue.

	Year ended March 31,		
	2000	**2001**	**2001/2000 % change**
	(in millions, except percentages)		
Fees and commissions [1]	Rs. 607	Rs. 1,125	85.3%
Trading account revenue [2]	857	602	(29.8)
Securities transactions [3]	75	(384)	(612.0)
Foreign exchange transactions [4]	220	397	80.5
Other revenue	-	14	-
Total non-interest revenue, net	Rs. 1,759	Rs. 1,754	(0.3)

_____

(1) Primarily from fee-based income on services such as the issue of documentary credits, the issue of guarantees, cash management services and remittances.
(2) Primarily reflects income from trading in government of India securities.
(3) Primarily reflects capital gains (losses) realized on the sale of available for sale securities.
(4) Arises primarily from purchases and sales of foreign exchange on behalf of ICICI Bank's corporate clients and trading for its own account.

Non-interest revenue declined marginally by 0.3% in fiscal 2001 compared to fiscal 2000. In fiscal 2001, fee and commission income and income from foreign exchange transactions increased, which was offset by a decrease in trading account revenue and losses on securities transactions.

Fees and commissions increased 85.3% in fiscal 2001 primarily due to the increase in income from cash management services and commissions on bills and guarantees. In addition to these increases, income from depositary share account services and commissions on investment and foreign exchange transactions also increased in fiscal 2001. ICICI Bank continued to focus on cash management services as one of the key areas of fee income generation. The amount handled under cash management services increased significantly to Rs. 1,005.0 billion (US$ 20.6 billion) in fiscal 2001 from Rs. 656.2 billion (US$ 13.4 billion) in fiscal 2000. Guarantees increased 77.9% to Rs. 13.5 billion (US$ 277 million) at year-end fiscal 2001 from Rs. 7.6 billion (US$ 156 million) at year-end fiscal 2000 and acceptances, primarily consisting of documentary credits, increased 51.6% to Rs. 12.9 billion (US$ 264 million) at year-end fiscal 2001 from Rs. 8.5 billion (US$ 174 million) at year-end fiscal 2000. The number of depositary share accounts with ICICI Bank increased to 91,000 in fiscal 2001 from 60,000 in fiscal 2000.

Trading account revenue, resulting largely from sales of government of India securities, decreased to Rs. 602 million (US$ 12 million) in fiscal 2001 from Rs. 857 million (US$ 18 million) in fiscal 2000 primarily due to the mark to market impact on trading account assets. During fiscal 2001, a portion of ICICI Bank's trading assets ceased to have the inherent characteristics of liquidity, active and frequent buying and selling and opportunity for a short-term difference in price. Accordingly, in September 2000, ICICI Bank re-classified trading assets amounting to Rs. 8.6 billion (US$ 176 million) to securities available for sale and Rs. 10.2 billion (US$ 209 million) to securities held to maturity. Securities transactions, which primarily reflect capital gains realized on the sale of available for sale securities, showed a loss of Rs. 384 million (US$ 8 million) compared to a profit of Rs. 75 million (US$ 2 million) in fiscal 2000 primarily due to a realized loss on the mutual fund portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.

Income from foreign exchange transactions increased 80.5% to Rs. 397 million (US$ 8 million) in fiscal 2001 compared to fiscal 2000 primarily due to the gain realized on the remittance of the proceeds from ICICI Bank's ADS offering in March 2000 to India.

Non-Interest Expense

Fiscal 2002 compared to Fiscal 2001

The following table sets forth, for the periods indicated, the principal components of ICICI Bank's non-interest expense.

	Year ended March 31,			
	2001	2002	2002	2002/2001 % change
	(in millions, except percentages)			
Employee expense:				
Salaries..	Rs. 412	Rs. 1,146	US$ 23	178.2%
Employee benefits	95	372	8	291.6
Total employee expense...........................	507	1,518	31	199.4
Occupancy expense:				
Premises	170	222	4	30.8
Rentals, taxes and electricity....................	361	662	14	83.4
Computer and office equipment................	640	1,282	26	100.3
Total occupancy expense	1,171	2,166	44	85.0
Administration and other expenses:				
Advertisement and publicity....................	143	80	2	(44.1)
Communications expense.........................	206	377	8	83.0
Printing and stationery	242	353	7	45.9
Direct selling agents' expenses	87	80	2	-
Bank charges..	85	123	3	44.7
Amortization of goodwill and other intangible assets...........................	12	244	5	1,933.3
Other	651	1,319	26	102.6
Total administration and other expense	1,426	2,576	53	80.7
Total non-interest expense........................	Rs. 3,104	Rs. 6,260	Rs. 128	101.7

Non-interest expense increased 101.7% in fiscal 2002 to Rs. 6.3 billion (US$ 128 million) from Rs. 3.1 billion (US$ 64 million) in fiscal 2001 primarily due to the expenditure on the integration of the operations of Bank of Madura and the expansion of ICICI Bank's retail banking business. Non-interest expense as a percentage of average total assets increased to 2.45% in fiscal 2002 from 2.27% in fiscal 2001.

Employee expense increased 199.4% in fiscal 2002 to Rs. 1.5 billion (US$ 31 million) from Rs. 507 million (US$ 10 million) in fiscal 2001. In March 2001, ICICI Bank inducted 2,725 employees of Bank of Madura. The employee expense for fiscal 2001 included expenses of these employees only for the period from March 10, 2001, the effective date of the merger, that is for 21 days of the fiscal year. At year-end fiscal 2002, ICICI Bank had 4,820 employees, an increase from 4,491 employees at year-end fiscal 2001. Occupancy expense increased 85.0% in fiscal 2002 compared to fiscal 2001, in keeping with the general growth in ICICI Bank's business volumes and increased thrust on retail. ICICI Bank undertook several initiatives on the retail front like an expansion of its credit card and debit card businesses, an expansion of call center facilities and the setting up of three additional regional processing centers. Rentals increased 83.4% primarily due to additional rental payments resulting from the expansion of ICICI Bank's ATM and branch network as well as ICICI Bank's credit card operations and the setting up of additional call centers, data centers and regional processing centers. The number of ATMs increased to 1,000 at year-end fiscal 2002 from 510 at year-end fiscal 2001 primarily due to ICICI Bank's aim of increasing electronic delivery channels for the convenience of customers. During fiscal 2002, there was an increase of 100.3% in computer and office equipment expenses primarily due to the depreciation on technology equipment including servers, personal computers, ATMs and Very Small Aperture Terminals (VSATs).

Administration and other expenses increased 80.7% in fiscal 2002 compared to fiscal 2001. Communication expenses increased 83.0% in fiscal 2002, in line with the general growth in business volumes and ICICI Bank's increased focus on the retail segment. The 44.7% increase in bank charges in fiscal 2002 compared to fiscal 2001 was largely on account of correspondent bank charges paid for handling the larger volume of ICICI Bank's cash management services business. During fiscal 2002, ICICI Bank amortized Rs. 244 million (US$ 5 million) of goodwill and other intangible assets related to the acquisition of Bank of Madura.

Fiscal 2001 compared to Fiscal 2000

The following table sets forth, for the periods indicated, the principal components of IC ICI Bank's non-interest expense.

	Year ended March 31,		
	2000	**2001**	**2001/2000 % change**
	(in millions, except percentages)		
Employee expense:			
Salaries	Rs. 257	Rs. 412	60.3%
Employee benefits	59	95	61.0
Total employee expense	316	507	60.4
Occupancy expense:			
Premises	57	170	198.2
Rentals, taxes and electricity	180	361	100.6
Computer and office equipment	283	640	126.2
Total occupancy expense	520	1,171	125.2
Administration and other expenses:			
Advertisement and publicity	39	143	266.7
Communications expense	69	206	198.6
Printing and stationery	82	242	195.1
Direct selling agents' expenses	10	87	770.0
Bank charges	33	85	157.6
Amortization of goodwill & other intangible assets	-	12	-
Other	260	651	150.4
Total administration and other expense	493	1,426	189.2
Total non-interest expense	Rs. 1,329	Rs. 3,104	133.6

Non-interest expense increased 133.6% in fiscal 2001 to Rs. 3.1 billion (US$ 64 million) from Rs. 1.3 billion (US$ 27 million) in fiscal 2000 primarily due to a significant increase in occupancy expenses and administration and other expenses. Non-interest expense as a percentage of average total assets increased to 2.27% in fiscal 2001 from 1.52% in fiscal 2000.

Administration and other expe nses increased 189.2% in fiscal 2001 compared to fiscal 2000. Expenses on advertisement and publicity increased 266.7% in fiscal 2001 compared to fiscal 2000 for the promotion of ICICI Bank's products. Other operating expenses, including postage, telephone and stationery, also increased in line with the general growth in ICICI Bank's business volumes and its increased focus on the retail segment, which typically entails higher operational costs. During fiscal 2001, ICICI Bank customer base increased to 3.2 million from 0.6 million in fiscal 2000 largely due to over 1.2 million customers of Bank of Madura acquired through its acquisition in March 2001. ICICI Bank undertook several initiatives on the retail front such as an expansion of its credit card business, the launch of debit cards, and the setting up of 34 additional call centers and nine regional processing centers. ICICI Bank also undertook two Smart Card pilot projects during fiscal 2001. As ICICI Bank focused on increasing its retail deposits and expanding its credit card operations, it retained the services of direct selling agents in fiscal 2001, resulting in higher expenses towards commissions, which are based on the number of acceptable accounts mobilized. The increase in bank charges was on account of correspondent bank charges paid for handling a larger volume of cash management services business.

Occupancy expense increased 125.2% in fiscal 2001 compared to fiscal 2000, primarily due to additional rental payments resulting from the expansion of the ATM and branch network as well as the credit card operations and the setting up of additional call centers, data centers and regional processing centers. The number of ATMs increased to 510 at year-end fiscal 2001 from 175 at year-end fiscal 2000 primarily due to ICICI Bank's aim of increasing electronic delivery channels for the convenience of customers. During fiscal 2001, there was an increase of 126.2% in computer and office equipment expenses primarily due to the depreciation on technology equipment including servers, personal computers, ATMs and Very Small Aperture Terminals (VSATs).

Employee expense increased 60.4% in fiscal 2001 due to a 234.1% increase in the number of employees to 4,491 at year-end fiscal 2001 from 1,344 at year-end fiscal 2000 and an increase in salary levels in fiscal 2001 as compared to fiscal 2000. The increase in number of employees was primarily due to the induction of 2,716 employees of Bank of Madura taken over by ICICI Bank during fiscal 2001. The employee expense at year-end fiscal 2001 included expenses of these employees only for the period from March 10, 2001, the effective date of the merger.

Income Tax Expense

Income tax expense increased 260.8% in fiscal 2002 to Rs. 931 million (US$ 19 million) from Rs. 258 million (US$ 5 million) in fiscal 2001 primarily due to a 88.5% increase in income before tax in fiscal 2002, lower level of income exempt from income tax in fiscal 2002 and significantly higher amortization of goodwill and other intangible assets, for which no tax benefit was available, in fiscal 2002. As a result, effective tax rate was 31.5% in fiscal 2002 compared to 16.5% in fiscal 2001. The effective tax rate was lower than the marginal tax rate of 35.7% applicable to companies generally in India in fiscal 2002 primarily due to the tax-exempt income from certain investments of the treasury department including bonds of certain public sector corporations and mutual funds units. The government of India, in order to facilitate access to competitive funding for certain public sector companies, allows these companies to issue bonds, the interest on which is tax-exempt to the bondholder. Further, the existing taxation laws provide that any dividends received on equity shares, preference shares and mutual fund units are tax exempt to the holder of the mutual fund units. This exemption will not be available in fiscal 2003 as the government of India's budget for fiscal 2003 has deleted section 10(33) of Indian Income-tax Act which exempted dividends from tax.

Income tax expense decreased 31.9% in fiscal 2001 to Rs. 258 million (US$ 5 million) from Rs. 379 million (US$ 8 million) in fiscal 2000 primarily due to a 12.1% decrease in income before tax in fiscal 2001 and a lower proportion of tax-exempt income in the total income in fiscal 2001. The effective tax rate was 16.5% in fiscal 2001 compared to 21.3% in fiscal 2000.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of ICICI Bank's assets.

	2000	2001	2001/2000 % change	2002	2002	2002/2001 % change
			At March 31,			
			(in millions, except percentages)			
Cash and cash equivalents	Rs. 34,313	Rs. 44,896	30.8%	Rs. 87,965	US$ 1,801	95.9%
Interest-bearing deposits with banks	2,048	2,410	17.7	1,406	29	(41.7)
Amount lent under reverse repurchase transactions	-	-	-	9,116	187	-
Trading account assets [1]	28,228	18,725	(33.7)	26,075	534	39.3
Securities- Available for sale [2]	4,709	24,787	426.4	155,758	3,190	528.4
Securities- Held to maturity	-	10,944	-	24,294	498	122.0
Loans, net	46,986	93,030	98.4	72,474	1,484	(22.1)
Acceptances [3]	8,490	12,869	51.6	12,608	258	(2.0)
Property and equipment..............................	2,097	3,920	86.9	4,831	99	23.2
Intangible assets	-	2,641	-	2,397	49	(9.2)
Other assets [4]	3,515	6,316	79.7	7,881	161	24.8
Total assets..	Rs. 130,386	Rs. 220,538	69.1	Rs. 4,04,805	US$ 8,290	83.6

_____

(1) Primarily includes government of India securities.
(2) Includes corporate debt securities, government of India securities and mutual fund units.
(3) Includes documentary credits that are non-funded facilities.
(4) Includes deferred tax assets, interest accrued, staff loans, deposits in leased premises and pre-paid expenses.
(5) Figures for fiscal 2000 and fiscal 2001 have been reclassified. Please see Note 1.19 to ICICI Bank's financial statements for a more detailed description.

ICICI Bank's total assets increased 83.6% to Rs. 404.8 billion (US$ 8.3 billion) at year-end fiscal 2002 from Rs. 220.5 billion (US$ 4.5 billion) at year-end fiscal 2001. This was primarily due to the increase in available for sale securities, primarily government of India securities, and cash and cash equivalents offset in part by a decrease in net loans.

Subsequent to the announcement of the amalgamation in October 2001, ICICI Bank started investing in government of India securities to comply with the statutory liquidity ratio requirement for ICICI's outstanding liabilities. As a result, available for sale securities, primarily, consisting of government of India securities, increased 528.4% to Rs 155.8 billion (US$ 3.2 billion) at year-end fiscal 2002 from Rs 24.8 billion (US$ 508 million) at year-end fiscal 2001. Net loans decreased 22.1% to Rs. 72.5 billion (US$ 1.5 billion) at year-end fiscal 2002 from Rs. 93.0 billion (US$ 1.9 billion) at year-end fiscal 2001. Loans denominated in foreign currency were 5.9% of ICICI Bank's total loans at year-end fiscal 2002.

Cash and cash equivalents increased by 95.9% during fiscal 2002. Cash and cash equivalents at year-end fiscal 2002 included a balance of Rs. 14.6 billion (US$ 299 million) maintained with the Reserve Bank of India in accordance with the guidelines governing cash reserve requirements. This balance was subject to withdrawal and usage restrictions. Trading assets at year-end fiscal 2002 which primarily consisted of government of India securities and mutual fund units increased 39.3% to Rs. 26.1 billion (US$ 534 million) compared to Rs. 18.7 billion (US$ 383 million) at year-end fiscal 2001. Held to maturity securities which primarily consisted of government of India securities were Rs. 24.3 billion (US$ 498 million) at year-end fiscal 2002, an increase of 122.0% from Rs. 10.9 billion (US$ 224 million) at year-end fiscal 2001.

ICICI Bank undertook reverse repurchase transactions in government of India securities. Under these transactions, securities are purchased under agreements to resell after a specified time. Such securities qualify as approved securities for statutory liquidity ratio requirements. These securities are generally of a low maturity and carry lower market risk while yielding higher returns as compared to other short-term money market instruments. These transactions are typically used for better liquidity management. The reverse repurchase contracts outstanding at year-end fiscal 2002 were Rs. 9.1 billion (US$ 187 million). Acceptances were Rs. 12.6 billion (US$ 258 million) at year-end fiscal 2002 compared to Rs. 12.9 billion (US$ 264 million) at year-end fiscal 2001. Property and equipment increased 23.2% to Rs. 4.8 billion (US$ 99 million) at year-end fiscal 2002 from Rs. 3.9 billion (US$ 80 million) at year-end fiscal 2001, primarily due to the investments in technology and in ATMs and other installations. Intangible assets represented principally the goodwill arising in the acquisition of Bank of Madura. During fiscal 2002, ICICI Bank amortized Rs. 215 million (US$ 4 million) of this goodwill.

At year-end fiscal 2001, ICICI Bank's total assets increased 69.1% compared to year-end fiscal 2000. Net loans increased 98.4% during fiscal 2001. The growth was in corporate lending as working capital loans increased 81.5% and term loans, including credit substitutes and lease finance, increased 132.7%. Loan growth was driven primarily by additional loans to clients in the top rated category as well as acquisition of the net loan portfolio of Bank of Madura in the amount of Rs. 17.8 billion (US$ 364 million). Loans denominated in foreign currency were 5.1% of ICICI Bank's total loans at year-end fiscal 2001. The decline in trading accounts assets was due to the transfer of securities to other categories. In fiscal 2001, the Bank transferred certain securities amounting to Rs. 8.6 billion (US$ 176 million) and Rs. 10.2 billion (US$ 208 million) from 'trading account assets' to 'securities, available for sale' and to 'securities, held to maturity', respectively, at fair value on the date of transfer. But for this transfer, the cash and cash equivalents and trading account assets had increased primarily due to ICICI Bank's acquisition of these assets of Bank of Madura in the amount of Rs. 10.0 billion (US$ 204.8 million) as well as increased reserve requirements resulting from a 66.5% increase in deposits in fiscal 2001. Securities available for sale increased 426.4% in fiscal 2001 compared to fiscal 2000 primarily due to the reclassification of securities from trading account assets and ICICI Bank's acquisition of the securities portfolio of Bank of Madura in the amount of Rs. 11.5 billion (US$ 235.5 million) at year-end fiscal 2001. ICICI Bank's marketing strategy helped it in increasing acceptances by 51.6% to Rs. 12.9 billion (US$ 264 million) at year-end fiscal 2001 from Rs. 8.5 billion (US$ 174 million) at year-end fiscal 2000. Property and equipment increased 86.9% in fiscal 2001 compared to fiscal 2000 primarily due to acquisition of the property and equipment of Bank of Madura in the amount of Rs. 693 million (US$ 14 million) at year-end fiscal 2001, significant investments in technology and investments in ATM and credit card assets. Intangibles represented principally the goodwill amount arising in the acquisition of Bank of Madura.

Liabilities and Stockholders' Equity

The following table sets forth, at the dates indicated, the principal components of ICICI Bank's liabilities and stockholders' equity.

	2000	2001	2001/2000 % change	2002	2002	2002/2001 % change
			At March 31,			
			(in millions, except percentages)			
Deposits..	Rs. 98,660	Rs. 164,254	66.5%	Rs. 325,221	US$ 6,660	98.0%
Amount borrowed under repurchase transactions...................	-	537	-	21,399	438	3,884.9
Trading account liabilities[(1)]...........	1,922	5,958	210.0	1,237	25	(79.2)
Short-term borrowings[(2)].................	2,187	3,012	37.7	1,409	29	(53.2)
Acceptances...................................	8,490	12,869	51.6	12,608	258	(2.0)
Other liabilities[(3)]...........................	5,264	15,180	188.4	19,041	390	25.4
Long-term debt	2,476	2,421	(2.2)	5,740	118	137.1
Total liabilities	118,999	204,231	71.6	386,655	7,918	89.3
Stockholders' equity	11,387	16,307	43.2	18,150	372	11.3
Total..	Rs. 130,386	Rs. 220,538	69.1	Rs. 404,805	US$ 8,290	83.6

_____

(1) Trading account liabilities are inter-bank borrowings and short-term borrowings from other institutions.
(2) Includes refinancing received from the Reserve Bank of India against ICICI Bank's export credit.
(3) Includes interest accrued but not due on deposits and bills payable.

The following table sets forth, at the dates indicated, the components of ICICI Bank's total deposits.

	2000	2001	2001/2000 % change	2002	2002	2002/2001 % change
			At March 31,			
			(in millions, except percentages)			
Interest-bearing deposits:						
Savings deposits..........................	Rs. 5,332	Rs. 18,786	252.3%	Rs. 24,970	US$ 511	32.9%
Time deposits..............................	77,453	119,097	53.8	270,677	5,543	127.3
Total interest-bearing deposits	82,785	137,883	66.6	295,647	6,054	114.4
Non-interest-bearing deposits:						
Demand deposits	15,875	26,371	66.1	29,574	606	12.1
Total deposits................................	Rs. 98,660	Rs. 164,254	66.5	Rs. 325,221	US$ 6,660	98.0

ICICI Bank's total deposits increased 98.0% to Rs 325.2 billion (US$ 7 billion) at year-end fiscal 2002 from Rs.164.3 billion (US$ 3.4 billion) at year-end fiscal 2001. This growth was achieved through increased focus on retail and corporate customers by offering a host of products designed to meet varied individual and corporate needs and leveraging on ICICI Bank's network of branches and extension counters. This focus on ICICI Bank's retail segment was reflected in the 72.9% growth in retail deposits in fiscal 2002 which constituted 53.4% of total deposits at year-end fiscal 2002. Time deposits increased 127.3% to Rs. 270.7 billion (US$ 5.5 billion) at year-end fiscal 2002 from Rs. 119.1 billion (US$ 2.4 billion) at year-end fiscal 2001. Savings account deposits increased 32.9% at year-end fiscal 2002 to Rs. 25.0 billion from Rs. 18.8 billion at year-end fiscal 2001. Non-interest bearing deposits increased 12.1% to Rs. 29.6 billion at year-end fiscal 2002 from Rs. 26.4 billion at year-end fiscal 2001.

During fiscal 2002, ICICI Bank undertook repurchase transactions in government of India securities. The repurchase contracts outstanding at year-end fiscal 2002 were Rs 21.4 billion (US$ 438 million). The repurchase contracts outstanding were collateralized by a pledge of securities in the available for sale portfolio with a fair value of Rs 21.4 billion (US$ 438 million). Short-term borrowings at year-end fiscal 2002 represented borrowings from the Reserve Bank of India. These funds were in the nature of export refinance with an interest rate of 6.5% per annum. Trading liabilities decreased 79.2% to Rs. 1.2 billion (US$ 25 million) at year-end fiscal 2002 from Rs. 6.0

billion (US$ 122 million) at year-end fiscal 2001. Trading liabilities included borrowings from banks in the inter-bank call money market of Rs. 274 million (US$ 6 million) at year-end fiscal 2002 compared to Rs. 4.0 billion (US$ 81 million) at year-end fiscal 2001. Long-term debt representing debt with an original maturity of greater than one year and net of unamortized debt issuance costs at year-end fiscal 2002 was Rs. 5.7 billion (US$ 118 million), a growth of 137.1% from Rs. 2.4 billion (US$ 50 million) at year-end fiscal 2001. In fiscal 2002, long-term debt included Rs. 2.3 billion (US$ 46 million) raised by ICICI Bank during the year for a period of 69 months at 9.75%. Other liabilities at year-end fiscal 2002 increased 25.4% to Rs. 19.0 billion (US$ 390 million) from Rs. 15.2 billion (US$ 311 million) at year-end fiscal 2001. Other liabilities included primarily outward clearing suspense, accounts payable and interest accrued but not due.

During fiscal 2001 ICICI Bank's total deposits increased 66.5%. This increase was attributable to the deposits acquired through the acquisition of Bank of Madura by ICICI Bank in the amount of Rs. 35.3 billion (US$ 723 million) as well as deposits obtained through ICICI Bank's increased focus on retail customers by offering various products, such as credit cards, debit cards, and the sale of mutual fund and third party products. This focus on the retail segment was reflected in the 227.4% growth in ICICI Bank's retail deposits in fiscal 2001 compared to a negative growth of 5.8% in ICICI Bank's more volatile corporate deposits in the same period. ICICI Bank's savings account deposits increased 252.3% in fiscal 2001 primarily due to its continued focus on building a strong retail depositor base as well as savings deposits acquired through the acquisition of Bank of Madura by ICICI Bank in the amount of Rs. 5.7 billion (US$ 117 million). ICICI Bank's time deposits increased 53.8% in fiscal 2001. ICICI Bank's non-interest-bearing deposits increased 66.1% due to ICICI Bank's specific focus on this segment, particularly through the development and marketing of ICICI Bank's key corporate deposit products as ICICI Bank significantly reduced its cost of funds. Trading account liabilities increased by Rs. 4.0 billion (US$ 83 million) in fiscal 2001 over fiscal 2000. ICICI Bank's short-term borrowings, which represented refinance from the Reserve Bank of India primarily against ICICI Bank's export credit, increased by Rs. 825 million (US$ 17 million). ICICI Bank's other liabilities increased by Rs. 9.9 billion (US$ 203 million) primarily due to an increase of Rs. 2.4 billion (US$ 49 million) in bills payable and an increase of Rs. 4.0 billion (US$ 83 million) in outward clearing suspense.

Off Balance Sheet Items, Commitments and Contingencies

Foreign Exchange and Derivative Contracts

ICICI Bank entered into foreign exchange forward contracts, swap agreements and other derivative products, which enabled customers to transfer, modify or reduce their foreign exchange and interest rate risks. ICICI Bank 's foreign exchange contracts arose out of forward foreign exchange transactions with corporate and non-corporate customers and inter-bank foreign exchange transactions. ICICI Bank earned profit by way of an exchange margin as a mark-up over the exchange rate offered on customer transactions. ICICI Bank earned profit on inter-bank foreign exchange transactions by way of differences between the purchase rate and the sale rate. This income was booked as income from foreign exchange transactions.

ICICI Bank's outstanding derivative contracts represented currency and interest rate swaps for corporate customers. The income earned by ICICI Bank on all such transactions was booked as trading account revenue.

The following table sets forth, at the dates indicated, the notional amount and balance sheet credit exposure of ICICI Bank's derivative contracts.

	Notional principal amounts			Balance sheet credit exposure[1]		
	At March 31,			At March 31,		
	2000	2001	2002	2000	2001	2002
	(in millions)			(in millions)		
Interest rate products:						
Swap agreements....................	Rs. 900	Rs. 11,380	Rs. 46,687	-	Rs. 12	Rs. 121
Total interest rate products......	Rs. 900	Rs. 11,380	Rs. 46,687	-	Rs. 12	Rs. 121
Foreign exchange products:						
Forward contracts...................	Rs. 62,892	Rs. 78,249	Rs.127,699	Rs. 309	Rs. 120	Rs. 240
Swap agreements....................	7,658	8,710	4,545	-	-	25
Total foreign exchange Products..............................	Rs. 70,550	Rs. 86,959	Rs. 132,244	Rs. 309	Rs. 120	Rs. 265

_____

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products at the indicated periods.

Loan Commitments

ICICI Bank had outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 27.7 billion (US$ 567 million) at year-end fiscal 2002 compared to Rs. 13.7 billion (US$ 280 million) at year-end fiscal 2001. The interest rate on these commitments was dependent on the lending rates on the date of the loan disbursement. Further, the commitments had fixed expiry dates and may have been contingent upon the borrowers' ability to maintain specific credit standards.

Guarantees

As a part of its commercial banking activities, ICICI Bank had issued guarantees to enhance the credit standing of its customers. These generally represented irrevocable assurances that ICICI Bank would make payments in the event that the customer failed to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees were generally for a period not exceeding 18 months.

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the instruments.

The following table sets forth, at the dates indicated, ICICI Bank's guarantees.

	At March 31,		
	2001	2002	2002
	(in millions)		
Financial guarantees…………………………………………………	Rs. 7,511	Rs. 12,551	US$ 257
Performance guarantees…………………………………………	5,949	8,565	US$ 175
Total guarantees…………………………………………………..	Rs. 13,460	Rs. 21,116	US$ 432

Lease Commitments

ICICI Bank had commitments under long-term operating leases principally for premises. Lease terms for premises generally covered periods of nine years. The following table sets forth, for the periods indicated, future minimum lease rental commitments for non-cancellable leases.

Year ending March 31,	(in millions)			
2003	Rs.	174	US$	4
2004		180		4
2005		183		4
2006		190		4
2007		197		4
Thereafter		630		12
Total minimum lease requirements	Rs.	1,554	US$	32

Capital Contracts

Further, ICICI Bank was obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 93 million (US$ 2 million) at year-end fiscal 2002 compared to Rs. 60 million (US$ 1 million) at year-end fiscal 2001.

ICICI Bank had not created any special purpose entities which have not been consolidated at year-end fiscal 2002.

Capital Resources

The merged entity is subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. For a detailed description of the Reserve Bank of India's capital adequacy guidelines, see ''Supervision and Regulation—Capital Adequacy Requirements''. The merged entity is required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, generally stockholders' equity.

The following table sets forth, at the dates indicated, ICICI Bank's risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank's financial statements prepared in accordance with Indian GAAP.

Indian GAAP	At March 31,				2002/2001 % change
	2000	2001	2002	2002	
	(in millions, except percentages)				
Tier 1 capital	Rs. 11,251	Rs. 13,024	Rs. 15,184	US$ 311	16.6%
Tier 2 capital	1,437	1,450	3,415	70	135.5
Total capital	Rs. 12,688	Rs. 14,474	18,599	381	28.5
On-balance sheet risk assets	51,611	101,982	91,089	1,865	(10.7)
Off-balance sheet risk assets	12,979	23,070	24,291	498	5.3
Total risk assets	Rs. 64,590	Rs. 125,052	Rs. 115,380	US$ 2,363	(7.7)
Tier 1 capital adequacy ratio	17.4%	10.4%	13.1%		
Tier 2 capital adequacy ratio	2.2	1.2%	3.0%		
Total capital adequacy ratio	19.6%	11.6%%	16.1%		

ICICI Bank's total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on its financial statements prepared in accordance with Indian GAAP was 16.1% at year-end fiscal 2002. Using the same basis of computation, its Tier 1 capital adequacy ratio was 13.1% and its Tier 2 capital adequacy ratio was 3.0% at year-end fiscal 2002.

The principal off-balance sheet items for ICICI Bank were loan commitments, guarantees and lease commitments. As described in "- Financial Condition - Off Balance Sheet Items, Commitments and Contingencies", these items were entered into by ICICI Bank for normal business purposes. Capital would have been required for the loan commitments as and when these converted into loans and financing to customers in the normal course of business. Capital was provided for guarantees based on the existing capital adequacy guidelines of the Reserve Bank of India. See "Supervision and Regulation - Capital Adequacy Requirements". Lease commitments were not expected to materially affect ICICI Bank's capital requirements.

Liquidity Risk

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is to be able, even under adverse conditions, to meet all liability repayments on time and fund all investment opportunities.

ICICI Bank

ICICI Bank maintained diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Operations were principally funded by accepting deposits from retail and corporate depositors. It also borrowed in the short-term inter-bank market. Loan maturities and sale of investments also provided liquidity. Most of the funds raised were used to extend loans or purchase securities. Generally, deposits were of a shorter average maturity than loans or investments.

ICICI Bank maintained a substantial portfolio of liquid high quality securities that could be sold on an immediate basis to meet liquidity needs. ICICI Bank also had access to the inter-bank market, for meeting short-term funding needs. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are available can sometimes be volatile. ICICI Bank prepared a regular maturity gap analysis to review its liquidity position.

ICICI

Most of ICICI's liabilities were fixed maturity liabilities where the investors did not have the option of an early withdrawal. There were some liabilities which had European call/put options, which could be exercised only on specified dates, attached to them. Therefore ICICI did not face significant liquidity risk on account of unforeseen withdrawals. In order to contain the liquidity risk relating to requirements of funds for its lending operations, ICICI sought to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization.

Liquidity could also have been provided by the sale of liquid assets. ICICI maintained liquid assets such as government of India securities and short-maturity corporate paper. To ensure that sufficient liquid funds were available to meet all the available investment needs, ICICI also maintained liquid balances in the form of overnight and term bank deposits both in rupees as well as in various foreign currencies. ICICI Securities, like ICICI Bank, relied, for a certain proportion of its funding, on the inter-bank market for overnight money and was hence also exposed to similar risk of volatile interest rates. ICICI also uses the avenue of corporate paper sell-down and loan securitization as a liquidity management tool.

Merged Entity

The merged entity maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through bonds. The majority of funds raised are utilized for extending loans or purchasing securities. Generally, deposits are of a shorter average maturity than loans or investments.

The merged entity will be required to maintain adequate liquidity, during fiscal 2003 for servicing ICICI's long-term debt repayments amounting to Rs. 119.3 billion (US$ 2.4 billion) and short-term borrowings amounting to Rs.70.8 billion (US$ 1.4 billion) at year-end fiscal 2002. Most of the merged entity's incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of its assets, primarily the assets of ICICI, have medium or long-term maturities, creating a potential for funding mismatches. At year-end fiscal 2002, savings deposits and non-interest-bearing demand deposits together constituted 16.8% of ICICI Bank's total deposits and 14.1% of ICICI Bank's total liabilities. Although ICICI Bank's customer deposits were generally of less than one year maturity, in ICICI Bank's experience, a substantial portion of its customer deposits had been rolled over upon maturity and had been a stable source of funding. During fiscal 2002, ICICI Bank's corporate deposits increased 137.4% to Rs. 151.3 billion (US$ 3.1 billion) at year-end fiscal 2002 and retail deposits increased 73.0% to Rs. 173.9 billion (US$ 3.6 billion) at year-end fiscal 2002.

Another source of liquidity risk is the put options written by ICICI on the loans which it securitized during the fiscal year 2002. These options are binding on the merged entity and require the merged entity to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, the merged entity will be obligated to purchase the securities at the pre-determined exercise price. All put options were out-of-the-money for the holders. At year-end fiscal 2002, the carrying amount of such option-embedded loan sell-downs was Rs. 13.2 billion (US$ 271 million) with an aggregate put option exercise price of Rs. 13.1 billion (US$ 268 million).

The merged entity, like ICICI Bank, is required to maintain a certain percentage of its demand and time liabilities, excluding specified liabilities, in cash reserves with the Reserve Bank of India, which currently stands at 5.0%. In addition, it is also required to maintain a statutory liquidity reserve by way of investments in government of India securities, which is 25.0% at present.

The merged entity also has recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. The merged entity maintains a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet its liquidity needs.

The merged entity also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions, have touched historical highs of 100% and above. To curtail reliance on such volatile funding, the merged entity's liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is in line with the limit set by the Reserve Bank of India.

The merged entity, like ICICI Bank, is required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 20.0% of outflows in the 1-14 day and the 15-28 day time category.

In line with the guidelines, the Asset-Liability Support Group of the merged entity prepares fortnightly maturity gap analysis to review its liquidity position. Static gap analysis is also supplemented by a dynamic analysis for the short-term, to enable the liability raising units to have a fair estimate of the short-term funding requirements. In addition, this group monitors certain liquidity ratios on a fortnightly basis.

Capital Expenditure

The following table sets forth, for the periods indicated, the details of ICICI Bank's capital expenditure.

	Year ended March 31,			
	2000	2001	2002	2002
	(in millions)			
Premises:				
Owned..	Rs. 132	Rs. 294	Rs. 85	US$ 2
Leasehold	30	289	81	2
Total premises...	162	583	166	4
Computers and accessories	248	783	834	17
Other	197	633	420	8
Total capital expenditure	Rs. 607	Rs. 1,999	Rs. 1,420	US$ 29

Capital expenditure decreased 29.0% in fiscal 2002 compared to fiscal 2001 primarily due to a 71.5% decrease in capital expenditure on premises. Other capital expenditure decreased 33.6% in fiscal 2002 and capital expenditure on computers and accessories increased 6.5% in fiscal 2002.

Capital expenditure increased 229.3% in fiscal 2001 compared to fiscal 2000 primarily due to a 215.7% increase in expenditure on computers and accessories, a 259.9% increase in capital expenditure on premises and a 221.3% increase in other capital expenditure, including furniture, air-conditioning and office equipment. The increase was primarily attributable to assets acquired through the acquisition of Bank of Madura, a rapid increase in the number of ATM locations, assets purchased for new branches opened in fiscal 2001 and expenditures relating to renovations to some of ICICI Bank's existing offices.

The merged entity plans to spend approximately Rs. 5.1 billion (US$ 104 million) in capital expenditure during fiscal 2003 for the setting up of additional branches and other delivery channels. The proposed capital expenditure includes expenses on computers and accessories and other office equipment.

Significant Changes

No significant changes have occurred to the merged entity since the date of the fiscal 2002 financial statements of IC ICI Bank and ICICI.

Segment Revenues and Assets

ICICI Bank's operations were solely in the financial services industry and consisted of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carried out these activities through offices in India. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, a private sector bank in India. Immediately following the merger, the results of the Bank of Madura were bei ng reviewed separately. During fiscal 2002 operations of Bank of Madura were completely integrated with the operations of ICICI Bank and Bank of Madura was no longer considered a segment.

Until the financial year ended March 31, 2000, ICICI Bank had been analyzing its business information and making operating decisions based upon reviews of the Bank's operations as a whole. However, with continued growth in business, ICICI Bank reorganized its business in three strategic business units, namely Retail Banking, Corporate Banking and Treasury. Each of these strategic business units catered to different segments of customers and offered different financial products and services. Retail Banking activity included the mobilizing of funds from retail depositors by offering them a wide range of financial products and providing services through various channels like branches, ATMs, internet banking, phone banking and mobile banking. Retail Banking also offered consumer lending services namely credit cards, loans against deposits and securities. Corporate Banking provided financial products and services to corporates, institutions and government organizations. Corporate Banking provided medium and short-term credit, fee and commission based services (e.g., documentary credits, stand-by letters of credit and forward contracts.), accepted deposits from corporate customers and also provided cash management services. The Treasury managed the treasury operations of ICICI Bank through market operations. It also invested in various money market instruments, debt instruments, shares and debentures.

The following table sets forth, for the periods indicated, segment-wise net income of ICICI Bank.

	Year ended March 31,			
	2001	2002	2002	2002/2001 % change
	(in millions, except percentages)			
Retail Banking segment	Rs. (521)	Rs. 390	US$ 8	– %
Corporate Banking segment	1,575	931	19	(40.9)
Treasury segment	206	716	15	247.6
Bank of Madura	48	–	–	–
Total	Rs. 1,308	Rs. 2,037	US$ 42	55.7%

The following table sets forth, at the dates indicated, segment-wise assets of ICICI Bank.

	At March 31,			
	2001	2002	2002	2002/2001 % change
	(in millions, except percentages)			
Retail Banking segment	Rs. 32,602	Rs. 73,285	US$ 1,501	124.8%
Corporate Banking segment	116,054	126,541	2,591	9.0
Treasury segment	37,944	204,979	4,198	440.2
Bank of Madura	33,938	–	–	–
Total	Rs. 220,538	Rs. 404,805	US$ 8,290	83.6%

Retail Banking Segment

The net income for the retail banking segment in fiscal 2002 was Rs. 390 million (US$ 8 million) compared to a net loss of Rs. 521 million (US$ 11 million) in fiscal 2001. The retail banking segment contributed 19.1% of the total net income in fiscal 2002. The total assets increased 124.8% at year-end fiscal 2002 to Rs. 73. 3 billion (US$ 1.5 billion) from Rs. 32.6 billion (US$ 668 million) at year-end fiscal 2001. Total assets of the retail banking segment were 18.1% of the total assets at year-end fiscal 2002 compared to 14.8% at year-end fiscal 2001.

Corporate Banking Segment

The net income for the corporate banking segment in fiscal 2002 decreased 40.9% in fiscal 2002 to Rs. 931 million (US$ 19 million) compared to Rs. 1.6 billion (US$ 32 million) in fiscal 2001. The corporate banking segment contributed 45.7% of the total net income in fiscal 2002. The total assets increased 9.0% at year-end fiscal 2002 to Rs. 126.5 billion (US$ 2.6 billion) from Rs. 116.1 billion (US$ 2.4 billion) at year-end fiscal 2001. Total assets of the corporate banking segment were 31.3% of the total assets at year-end fiscal 2002 compared to 52.6% at year-end fiscal 2001.

Treasury Segment

The net income for the treasury segment in fiscal 2002 increased 247.6% in fiscal 2002 to Rs. 716 million (US$ 15 million) compared to Rs. 206 million (US$ 4 million) in fiscal 2001. The treasury segment contributed 35.1% of the total net income in fiscal 2002. The total assets increased 440.2% at year-end fiscal 2002 to Rs. 205.0 billion (US$ 4.2 billion) from Rs. 37.9 billion (US$ 777 million) at year-end fiscal 2001. Total assets of the treasury segment were 50.6% of the total assets at year-end fiscal 2002 compared to 17.2% at year-end fiscal 2001.

Related Party Transactions

ICICI Bank entered into transactions with the following related parties:

- affiliates of the ICICI Bank including ICICI;

- its Employees' Provident Fund Trust; and

- directors and employees of the group.

The related party transactions are described below.

Banking Services

ICICI Bank provided banking services to all the related parties on the same terms that were offered to other customers. The following table sets forth, for the periods indicated, the revenues earned from these related parties.

	Year ended March 31,					
		2002			2001	
		(in millions, except US$)				
ICICI until the date of amalgamation…………….	Rs.	29	US$	593,897	Rs.	45
Other Affiliates……………………………………		4		81,917		27
Total…………………………………………………	Rs.	33	US$	675,814	Rs.	72

ICICI Bank paid related parties interest on deposits and borrowings in call money markets amounting to Rs. 268 million (US$ 5 million) in fiscal 2002 compared to Rs. 203 million (US$ 4 million) in fiscal 2001. ICICI Bank paid no brokerage to ICICI Brokerage Services in fiscal 2002 as compared to Rs. 1 million (US$ 20,479) in fiscal 2001.

Leasing of Premises and Infrastructural Facilities

ICICI Bank entered into lease agreements with ICICI for lease of certain premises and infrastructural facilities to ICICI Bank, and paid rent until the effective date of the amalgamation of Rs. 207 million (US$ 4 million) compared to Rs. 177 million (US$ 4 million) in fiscal 2001. Similarly, ICICI Bank paid Rs. 38 million (US$ 778,210) until the effective date of the amalgamation towards lease rentals on certain equipment leased from ICICI date as compared to Rs. 16 million (US$ 327,667) for fiscal 2001.

Acquisition of Equipment

ICICI Bank purchased equipment from ICICI and ICICI Infotech Services for Rs. 11 million (US$ 225,271) in fiscal 2002 as compared to Rs. 99 million (US$ 2 million) in fiscal 2001.

Forward Contracts

ICICI Bank entered into foreign exchange forward contracts with ICICI. The outstanding contracts as on the effective date of the amalgamation in respect of forward contracts amounted to Rs. 251 million (US$ 5 million) as compared to Rs. 2.3 billion (US$ 46 million) at year-end fiscal 2001.

Derivative Transactions

ICICI Bank entered into foreign exchange currency swaps and interest rates swaps with ICICI on a back-to-back basis. The outstanding contracts with ICICI as on the effective date of the amalgamation in respect of cross currency swaps amounted to Rs. 2.3 billion (US$ 47 million) compared to Rs. 4.4 billion (US$ 89 million) at year-end fiscal 2001 and in respect of interest rate swap contracts amounted to Rs. 2.7 billion (US$ 55 million). There were no outstanding interest rate swap contracts with ICICI at year-end fiscal 2001. ICICI Bank also entered into interest rate swaps with other affiliates on a back-to-back basis. The outstanding contracts with other affiliates at year-end fiscal 2002 in respect of interest rate swaps amounted to Rs. 6.1 billion (US$ 124 million) as compared to Rs. 2.9 billion (US$ 59 million) at year-end fiscal 2001.

Investments in Pass Through Certificates

ICICI Bank invested in certain securities issued by trusts formed by its affiliate ICICI. The repayment of the principal amount of these certificates and the payment of periodic interest at predetermined rates were from the underlying securities held by the trusts transferred to ICICI Bank by ICICI. The total investments by ICICI Bank in pass through certificates outstanding at year-end fiscal 2002 were Rs. 9.1 billion (US$ 186 million). ICICI Bank had no investments in pass through certificates at year-end fiscal 2001.

Repurchase Transactions

ICICI Bank entered into repurchase transactions with ICICI in fiscal 2002. The amount of such transactions outstanding at year-end fiscal 2002 was Rs. 21.4 billion (US$ 438 million). ICICI Bank had no repurchase transactions outstanding with ICICI at year-end fiscal 2001.

Expenses for Services Rendered

ICICI Bank paid Rs. 12 million (US$ 245,751) in fiscal 2002 to ICICI for secondment of its employees compared to Rs. 4 million (US$ 81,917) in fiscal 2001.

ICICI Bank paid Rs. 47 million (US$ 1 million) in fiscal 2002 to ICICI Personal Financial Services for secondment of its employees. No such amount was paid in fiscal 2001.

Receipts for Services Rendered

ICICI Bank received Rs. 10 million (US$ 204,792) in fiscal 2002 from ICICI and ICICI Personal Financial Services compared to Rs. 5 million (US$ 102,396) in fiscal 2001 for secondment of its employees.

Share Transfer Activities

ICICI Bank paid Rs. 1 million (US$ 20,479) in fiscal 2002 compared to Rs. 3 million (US$ 61,438) in fiscal 2001, to ICICI Infotech Services for share transfer services provided by them. ICICI Bank paid Rs. 2 million (US$ 40,958) in fiscal 2002 for dematerialization services provided by ICICI Infotech compared to Rs. 5 million (US$ 102,396) in fiscal 2001.

Dividend Payments

ICICI Bank declared and paid interim dividend at Rs. 2.00 per equity share for fiscal 2002, out of which ICICI Bank paid Rs. 407 million (US$ 8 million) to its affiliates in fiscal 2002 compared to Rs. 184 million (US$ 4 million) in fiscal 2001.

Other Transactions with Related Parties

ICICI Bank entered into an agreement with ICICI Personal Financial Services for telephone banking call center services and transaction-processing services for its credit card related activities and paid Rs. 149 million (US$ 3 million) in fiscal 2002 compared to Rs. 99 million (US$ 2 million) in fiscal 2001.

ICICI Bank advanced concessional loans to employees, bearing interest ranging from 3.5% to 6.0% per annum. The tenure of these loans ranges from five to 20 years. The amount outstanding on account of such concessional loans to employees was Rs. 865 million (US$ 18 million) at year-end fiscal 2002 compared to Rs. 494 million (US$ 10 million) at year-end fiscal 2001.

ICICI undertook a corporate brand building advertising campaign of which ICICI Bank's share was Rs. 29 million (US$ 593,897) in fiscal 2002 compared to Rs. 15 million (US$ 307,188) in fiscal 2001.

ICICI set up common technology infrastructure for utilization by the ICICI group. ICICI Bank paid its share of Rs. 37 million (US$ 757,731) and Rs. 18 million (US$ 368,626) in fiscal 2002 for communication expenses and backbone infrastructure expenses, respectively. Similarly, it paid Rs. 124 million (US$ 3 million) in fiscal 2002, as expenses for development of software and providing support services by ICICI Infotech Services compared to Rs. 73 million (US$ 2 million) in fiscal 2001.

ICICI Bank paid Rs. 110 million (US$ 2 million) in fiscal 2002 as its share of the operating costs of the common data center set up by ICICI compared to Rs. 50 million (US$ 1 million) in fiscal 2001.

ICICI Bank hired the services of ICICI Capital Services for the setting up of ATMs at various places and paid Rs. 7 million (US$ 143,354) for the above services in fiscal 2002 compared to Rs. 8 million (US$ 163,834) in fiscal 2001. ICICI Bank paid Rs. 9 million (US$ 184,313) in fiscal 2002 to ICICI e-Payments towards payment gateway services rendered to internet merchants acquired by ICICI Bank compared to Rs. 6 million (US$ 122,875) in fiscal 2001. ICICI Bank hired the services of ICICI Web Trade for data compilation of the new accounts acquired by ICICI Bank through its internet channel for which it paid Rs. 10 million (US$ 204,792) in fiscal 2002 compared to Rs. 2 million (US$ 40,958) in fiscal 2001.

The following table sets forth, at the dates indicated, the balances pertaining to receivables from and payable to related parties.

	ICICI			Other Affiliates		
At March 31, 2001			(in millions)			
Accounts receivable	Rs.	38	US$ 0.78	Rs. 17	US$	0.35
Accounts payable		5,209	107	2,847		58
At March 31, 2002						
Accounts receivable		24	0.49	1		0.02
Accounts payable		4,680	96	893		18

Critical Accounting Policies

The notes to ICICI Bank's financial statements contain a summary of ICICI Bank's accounting policies. Certain of these policies are considered to be critical to the portrayal of ICICI Bank's and the merged entity's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The policies include valuation of derivatives and securities where no ready market exists, determining the level of allowance for loan losses and assessing the recoverability of goodwill and other intangible assets.

Additional information about these policies can be found in Note 1 to ICICI Bank's financial statements. The statements below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements".

ICICI Bank's financial statements were prepared in accordance with US GAAP, which required ICICI Bank to make estimates and assumptions that affected the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. The merged entity's financial statements will also be prepared in accordance with US GAAP, which will require the merged entity to make similar estimates and assumptions. ICICI Bank believed that of its significant accounting policies, the following may have involved a higher degree of judgment and complexity.

Valuation of Securities and Derivatives Transactions

The ICICI Bank classified investments in fixed maturities and equity securities into three categories based upon management's intention at the time of purchase: securities held to maturity, trading securities and securities available for sale. Securities that were held principally for resale in the near term were recorded as trading securities. Trading securities, primarily debt securities and foreign exchange products, were recorded at fair value with realized and unrealized gains and losses included in non-interest income. The fair value of trading securities was based upon quoted market prices or, if quoted market prices were not available, the value was estimated as follows:

- The fair value of unquoted government of India securities was estimated based on the yield to maturity rates of these securities, as published by certain agencies approved by the Reserve Bank of India.

- The fair value of other unquoted securities (excluding government of India securities) and preference shares was computed based on a mark–up over the yield to maturity rates for government of India securities, as published by certain agencies approved by the Reserve Bank of India. The mark-up was graded according to the ratings assigned to the issuer of the securities by the rating agencies.

- The fair value of investments in unquoted mutual fund units was estimated based on the latest repurchase price declared by the mutual fund in respect of each particular scheme. If the repurchase price was not available, the fair value was estimated based on the net asset value of the respective scheme.

- The fair value of certain derivative contracts was derived from pricing models that consider market and contractual prices for the underlying financial instruments, as well as the time value of money, the yield curve and any other volatility factors underlying the positions.

Securities held to maturity were carried at cost, adjusted for amortization of premiums and accretion of discounts. The merged entity no longer classifies investments in debt securities as held to maturity, due to the sale of certain held to maturity securities in fiscal 2002 by ICICI. In fiscal 2002, ICICI sold debt securities classified as held to maturity for Rs. 640 million resulting in a realized gain of Rs. 102 million. As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale. Subsequent to the sale, ICICI no longer classified debt securities as held to maturity.

All securities not classified as held to maturity or trading securities were classified as securities available for sale. These include securities used as part of the merged entity's asset-liability management strategy, which could be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale were recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income. The fair value of the securities available for sale was estimated on a similar basis to that of trading securities.

Changes in the fixed income, equity and foreign exchange markets would impact the merged entity's estimate of fair value in the future, potentially affecting principal trading revenues. Similarly, pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

Allowance for Loan Losses

ICICI Bank's allowance for loan losses represented management's estimate of probable losses inherent in its loan portfolio. Loan losses deemed uncollectible by management were charged off against the reserve, while recoveries of amounts previously charged off were credited to the reserve. Amounts were charged off after giving consideration to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. The allowance for loan losses reflected management's estimate of probable losses inherent in the portfolio, considering evaluations of individual credits and concentrations of credit risk, changes in the quality of the credit portfolio, levels of non-accrual loans and leases, current economic considerations, cross-border risks, changes in the size and character of the credit risks and other pertinent factors. This evaluation process was subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, were considered in making this evaluation, as were the size and diversity of individual large loans. Changes in these estimates could have a different impact on the provision and could result in a change in the allowance for loan losses.

Smaller balance homogeneous loans (including credit card receivables) were collectively evaluated for impairment based on historical loss experience, adjusted for changes in trends and conditions including delinquencies and non-accruals. Based on these analyses, the allowance for loan losses was maintained at levels considered adequate by management to also provide for probable credit losses inherent in these portfolios. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

Goodwill and Intangible Assets

Goodwill and other intangible assets, such as tenancy rights, were assets, which arose or had been acquired in business combinations. Values were assigned to the identified intangible assets based on available evidence and were amortized on a straight line basis over their estimated useful lives.

ICICI Bank assessed the recoverability of goodwill by determining whether the amortization of its balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting ICICI Bank's average cost of funds. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

As described above, this evaluation process was subject to numerous estimates and judgments.

Recently Issued Accounting Standards

Business Combination, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interest method is no longer permitted and is not effective for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted in certain instances.

The amalgamation was accounted for under SFAS No. 141 and goodwill and other intangible assets for fiscal 2002 was accounted for in accordance with SFAS No. 142.

Accounting for Asset Retirement Obligations and Impairment of Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

In August 2001, the FASB also issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged.

Based on management's estimates, the merged entity believes that the adoption of SFAS No. 143 and SFAS No. 144 will not have a significant impact on the financial statements of the merged entity. The provisions of the new standards are generally to be applied prospectively.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in the EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The merged entity is currently evaluating the requirements and impact of this statement on its consolidated results of operations and financial position.

Others

In April 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements The merged entity is currently evaluating the requirements and impact of this statement on its consolidated results of operations and financial position.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA FOR ICICI

The selected financial and other data for ICICI for and at year-end fiscal 1998, 1999, 2000, 2001 and 2002 have been derived from ICICI's consolidated financial statements, prepared in accordance with US GAAP. ICICI's consolidated financial statements have been audited by KPMG, India, independent auditors.

In October 2001, the boards of directors of ICICI and ICICI Bank approved a plan of combination whereby ICICI Bank acquired ICICI, ICICI Personal Financial Services and ICICI Capital Services (otherwise referred to in this annual report as the "amalgamation"). The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated, other than in exceptional circumstances. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. The amalgamation was accounted for by the purchase method to reflect the increase in ownership interest of ICICI in ICICI Bank from 46.0%, ICICI's ownership interest in ICICI Bank at the time of the amalgamation, to 100.0%.

Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

ICICI continues to exist for accounting purposes as the accounting acquirer in the amalgamation. This means that ICICI is no longer a reporting company under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and is no longer required to file annual reports on Form 20-F like this annual report; however, in ICICI Bank's annual report on Form 20-F for fiscal 2003, as a result of the reverse merger accounting, ICICI Bank will be required to present three years of ICICI's financial statements only. ICICI's financial statements for fiscal 2003 will reflect the amalgamation, and ICICI's financial statements for fiscal 2002 and 2001 will reflect the results of ICICI Bank as an equity investment.

ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1998, 1999 and 2000. As a result, ICICI's financial statements for fiscal 2001 are not strictly comparable with those for fiscal 2000 and 1999.

You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects for ICICI" and ICICI's consolidated financial statements. You should also read the following data in light of ICICI Bank's financial information contained in

"Operating and Financial Review and Prospects for ICICI Bank" and ICICI Bank's financial statements in this annual report. Historical results do not necessarily predict the results in the future.

	Year ended March 31,					
	1998	1999	2000	2001	2002	2002[1]
	(in millions, except per common share data)					
Selected income statement data:						
Interest revenue	Rs. 54,387	Rs. 70,293	Rs. 79,296	Rs. 79,757	Rs. 78,570	US$ 1,609
Interest expense	(42,431)	(58,043)	(67,492)	(67,892)	(69,509)	(1,423)
Net interest revenue	11,956	12,250	11,804	11,865	9,061	186
Dividends	553	676	1,502	406	467	10
Net interest revenue, including dividends	12,509	12,926	13,306	12,271	9,528	195
Provisions for loan losses	(4,768)	(6,067)	(6,363)	(9,892)	(9,743)	(200)
Net interest revenue, including dividends, after Provisions for loan losses	7,741	6,859	6,943	2,379	(215)	(4)
Non-interest revenue, net	5,325	5,560	9,815	9,288	9,450	194
Net revenue	13,066	12,419	16,758	11,667	9,235	189
Non-interest expense	(2,686)	(3,795)	(5,302)	(5,808)	(10,275)	(210)
Equity in earnings of affiliate	(9)	(34)	20	856	975	20
Minority interest	(135)	(170)	(361)	34	289	6
Income before taxes	10,236	8,420	11,115	6,749	224	5
Income tax expense	(1,446)	(1,194)	(2,033)	(119)	(129)	(3)
Net income (before extraordinary items and cumulative effect of change in accounting principle, net of tax)	8,790	7,226	9,082	6,630	95	2
Extraordinary items, net of tax [2]	—	292	—	—	—	—
Cumulative effect of change in accounting principle, net of tax [3]	—	—	249	—	1,265	26
Net income/net income from continuing operations	Rs. 8,790	Rs. 7,518	Rs. 9,331	Rs. 6,630	Rs. 1,360	US$ 28
Operating revenue [4]	Rs. 59,770	Rs. 76,276	Rs. 90,360	Rs. 89,198	Rs. 88,487	US$ 1,812
Net operating income [5]	Rs. 8,430	Rs. 7,330	Rs. 9,377	Rs. 6,602	Rs. 96	US$ 2
Per common share:						
Net income/net income from continuing operations—Basic [6]	Rs. 18.39	Rs. 15.66	Rs. 14.45	Rs. 8.44	Rs. 1.73	US$ 0.03
Net income/net income from continuing operations—Diluted [7]	15.74	13.52	13.77	8.41	1.73	0.03
Net operating income—basic	17.64	15.27	14.52	8.41	0.12	0.003
Net operating income—diluted	15.11	13.18	13.85	8.38	0.12	0.003
Dividends [8]	4.50	5.50	5.50	5.50	11.00	0.23
Book value	68.78	76.06	90.29	96.67	90.61	1.86
Common shares outstanding at end of period (in millions of common shares)	478	480	785	785	785	
Weighted average common shares outstanding—basic (in millions of common shares)	478	480	646	785	785	
Weighted average common shares outstanding—diluted (in millions of common shares)	575	577	687	785	785	

(1) Rupee amounts for fiscal 2002 have been translated into US dollars using the noon buying rate in effect on March 29, 2002 of Rs. 48.83 = US$ 1.00.

(2) Represents gains from extinguishment of debt, net of tax. In fiscal 1999, ICICI realized a post-tax gain of Rs. 292 million (US$ 6 million) through repurchase of certain of ICICI's outstanding foreign currency bonds which resulted in extinguishment of debt.

(3) Effective April 1, 1999, ICICI changed the method of providing depreciation on property and equipment from the written down value method to the straight line method. The cumulative effect of the change aggregating Rs. 405 million (US$ 8 million), net of the related income tax effect of Rs. 156 million (US$ 3 million) has been included in the statement of income for fiscal 2000. In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1,265 million (US$ 26 million) related to an excess of the fair value of assets acquired over the cost of acquisition of SCICI. As required by SFAS No. 141, in

conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

(4) Represents interest revenue, dividends and non-interest revenue, excluding effect of business combinations on non-interest revenue of Rs. 253 million (US$ 5 million) for each of fiscal 1999, 2000 and 2001 and Rs. 495 million (US$ 10 million) for fiscal 1998.

(5) Represents net income (before extraordinary items and cumulative effect of change in accounting principle, net of tax), minority interest, effect of business combinations on non-interest revenue of Rs. 253 million (US$ 5 million) for each of fiscal 1999, 2000 and 2001 and Rs. 495 million (US$ 10 million) for fiscal 1998 and effect of business combinations on non-interest expense of Rs. 187 million (US$ 4 million) for each of fiscal 1999 and 2000, Rs. 259 million (US$ 5 million) for fiscal 2001 and Rs. 290 million (US$ 6 million) for fiscal 2002.

(6) Represents net income before dilutive impact.

(7) Represents net income adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments. All series of convertible instruments are dilutive. For the purpose of calculating diluted earnings per share, the net income was adjusted for interest (after tax) on convertible instruments only for the year ended March 31, 2000 as all convertible bonds were converted/redeemed during the year ended March 31, 2001. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. Options to purchase 2,323,750 equity shares, 2,922,500 equity shares and 8,391,250 equity shares granted to employees at a weighted average exercise price of Rs. 85.5, Rs. 133.4 and Rs. 100.8 were outstanding during the year ended March 31, 2000, 2001 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. See Note 25 to ICICI's consolidated financial statements.

(8) In India, dividends for a fiscal year are normally declared and paid in the following year. The same was true for ICICI until fiscal 2001. However, in fiscal 2002 the dividend was paid by ICICI as an interim dividend during fiscal 2002. The dividend per equity share shown above was based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, dividends were US$ 0.09 per equity share in fiscal 1998 and US$ 0.11 in each of fiscal 1999, 2000 and 2001.

(9) Figures for fiscal 2001 have been reclassified.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of ICICI's average total assets for the respective period.

	Year ended March 31,				
	1998	**1999**	**2000**	**2001**	**2002**
Selected income statement data:					
Interest revenue	12.51%	12.24%	11.23%	11.29%	10.51%
Interest expense	(9.76)	(10.11)	(9.56)	(9.61)	(9.30)
Net interest revenue	2.75	2.13	1.67	1.68	1.21
Dividends	0.13	0.12	0.21	0.06	0.06
Net interest revenue, including dividends	2.88	2.25	1.88	1.74	1.27
Provisions for loan losses	(1.10)	(1.06)	(0.90)	(1.40)	(1.30)
Net interest revenue, including dividends, after provisions for Loan losses	1.78	1.19	0.98	0.34	(0.03)
Non-interest revenue, net	1.22	0.97	1.39	1.31	1.27
Net revenue	3.00	2.16	2.37	1.65	1.24
Non-interest expense	(0.62)	(0.66)	(0.75)	(0.82)	(1.38)
Equity in earnings of affiliate	—	(0.01)	—	0.12	0.13
Minority interest	(0.03)	(0.03)	(0.05)	—	0.04
Income before taxes	2.35	1.46	1.57	0.96	0.03
Income tax expense	(0.33)	(0.21)	(0.29)	(0.02)	(0.02)
Net income (before extraordinary items and cumulative effect of change in accounting principle, net of tax)	2.02	1.25	1.28	0.93	0.01
Extraordinary items and cumulative effect of change in Accounting principle, net of tax	—	0.05	0.04	—	0.17
Net income/net income from continuing operations	2.02%	1.30%	1.32%	0.93%	0.18%
Operating revenue	13.74%	13.28%	12.80%	12.62%	11.84%
Net operating income	1.94%	1.28%	1.33%	0.93%	0.01%

	At March 31,					
	1998	**1999**	**2000**	**2001**	**2002**	**2002[1]**
	(in millions, except percentages)					
Selected balance sheet data:						
Total assets	Rs. 489,799	Rs. 646,945	Rs. 774,279	Rs. 740,445	Rs. 745,830	US$ 15,274
Securities	14,582	15,041	18,871	20,115	63,025	1,290
Loans, net[2]	377,184	475,106	561,448	602,023	523,601	10,723
Troubled debt restructuring (restructured loans), net	5,210	6,749	10,795	32,309	77,366	1,584
Other impaired loans, net	17,456	23,214	24,240	20,081	33,187	680
Total liabilities	455,476	609,661	699,073	664,027	674,070	13,804
Long-term debt	347,956	435,521	436,320	492,880	511,423	10,474
Deposits	29,295	60,605	96,682	6,072	7,380	151
Redeemable preferred stock[3]	3,366	10,897	10,207	698	772	16
Stockholders' equity	32,876	36,494	70,908	75,922	71,161	1,457
Common stock	4,781	4,801	7,832	7,848	7,848	161
Period average[4]:						
Total assets	434,870	574,198	706,066	706,582	747,479	15,308
Interest-earning assets	367,646	500,966	612,452	615,867	643,150	13,171
Loans, net[2]	334,465	430,830	513,421	570,989	591,398	12,111
Total liabilities[5]	403,168	538,213	650,794	631,563	671,937	13,761
Interest-bearing liabilities	356,489	483,636	583,609	576,474	613,377	12,561
Long-term debt	311,601	383,286	436,718	462,916	504,081	10,323
Stockholders' equity	Rs. 31,702	Rs. 35,985	Rs. 55,272	Rs. 75,019	Rs. 75,542	US$ 1,547
Profitability:						
Net income as a percentage of:						
Average total assets	2.02%	1.30%	1.32%	0.93%	0.18%	
Average stockholders' equity	27.73	20.89	16.88	8.84	1.80	
Average stockholders' equity (including redeemable preferred stock) [6]	27.06	19.26	15.95	8.89	1.88	

Dividend payout ratio[7]	22.3	34.8	28.3	52.9	635.2
Spread[8]	2.89	2.03	1.39	1.17	0.89
Net interest margin[9]	3.25	2.44	1.93	1.93	1.41
Cost-to-income ratio[10]	15.49	19.79	22.37	26.04	52.61
Cost-to-average assets ratio[11]	0.62	0.63	0.72	0.79	1.34
Capital:					
Total capital adequacy ratio for ICICI[12]	13.02	12.46	17.27	14.66	N.A.
Tier 1 capital adequacy ratio for ICICI[12]	8.78	8.25	11.52	9.65	N.A.
Tier 2 capital adequacy ratio for ICICI[12]	4.24	4.21	5.75	5.01	N.A.
Average stockholders' equity as a percentage of average total assets	7.29	6.27	7.83	10.62	10.11
Average stockholders' equity (including redeemable preferred stock) as a percentage of average total assets	7.59	7.48	9.30	10.95	10.21

	At or for the year ended March 31,				
	1998	**1999**	**2000**	**2001**	**2002**
	(in percentages)				
Asset quality:					
Net restructured loans as a percentage of net loans	1.38%	1.42%	1.92%	5.37%	14.78%
Net other impaired loans as a percentage of net loans	4.63	4.89	4.32	3.34	6.34
Allowance for loan losses on restructured loans as a percentage of gross restructured loans	45.48	48.76	41.79	26.03	18.64
Allowance for loan losses on other impaired loans as a percentage of gross other impaired loans	50.92	48.77	52.07	51.89	34.61
Allowance for loan losses as a percentage of gross loans	5.62%	5.66%	5.72%	5.20%	6.54%

(1) Rupee amounts for fiscal 2002 have been translated into US dollars using the noon buying rate in effect on March 29, 2002 of Rs. 48.83 = US$ 1.00.

(2) Net of allowance for loan losses in respect of restructured and other impaired loans and allowances for portfolio provisions on non-impaired lending assets.

(3) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needs to be compulsorily redeemed within a specified time period.

(4) For fiscal 1998, 1999, 2000 and 2002 the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year and for fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.

(5) Represents the average of the quarterly balance of total liabilities and minority interest.

(6) Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders' equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock was not tax deductible.

(7) Represents the ratio of total dividends paid on common stock, exclusive of dividend distribution tax, as a percentage of net income.

(8) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets was the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(9) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(10) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to the sum of net interest revenue, dividends and non-interest revenue, excluding the effect of business combinations.

(11) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to average total assets.

(12) ICICI's capital adequacy was computed in accordance with the Reserve Bank of India guidelines. For fiscal 1998, 1999, 2000 and 2001, the computation was based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP. Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation. At year-end fiscal 2002, ICICI had ceased to exist for Indian GAAP reporting purposes, and consequently computation and reporting of its capital adequacy on a standalone basis at that date were not required. At December 31, 2001, ICICI's capital adequacy calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was 14.76%. Using the same basis of calculation, ICICI's Tier I capital adequacy ratio at December 31, 2001 was 9.42% and its Tier II capital adequacy ratio was 5.34%. See "Operating and Financial Review and Prospects for ICICI—Financial Condition—Capital Resources".

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR ICICI

You should read the following discussion and analysis of ICICI's financial condition and results of operations together with ICICI's consolidated financial statements. The following discussion is based on ICICI's audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP. You should also read the discussion and analysis of ICICI Bank's financial condition and results of operation contained in "Operating and Financial Review and Prospects for ICICI Bank" together with ICICI Bank's financial statements.

Introduction

Several factors relating to the macroeconomic environment had an impact on ICICI's results of operations and financial condition for fiscal 2000, 2001 and 2002. For a discussion of these macroeconomic factors, see "Operating and Financial Review and Prospects for ICICI Bank-Introduction". In addition, for a meaningful comparison of ICICI's results of operations for these years, you should analyze the deconsolidation of ICICI Bank and the effect of acquisitions described below.

Deconsolidation of ICICI Bank

ICICI's consolidated subsidiaries at and for the years ended March 31, 2001 and 2002 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.0% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 72 million) and the gain on sale was Rs. 2.0 billion (US$ 41 million) which is included in the statement of income for fiscal 2001. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0% over a period of time. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continued to be reported on a consolidated basis for the years ended March 31, 2000 and 1999. As a result, ICICI's financial statements for fiscal 2001 are not strictly comparable with those for fiscal 2000 and 1999.

Effect of Acquisitions

ICICI adopted SFAS No. 142 on April 1, 2001, which resulted in reclassification of existing goodwill and intangible assets. In fiscal 2002, ICICI recorded goodwill of Rs. 354 million (US$ 7 million) relating to acquisitions of certain software services companies of which goodwill of Rs. 70 million (US$ 1 million) had been recorded pending final allocation as of March 31, 2002. The revenues and total assets of the acquired companies were immaterial to the consolidated results of operations and financial position of ICICI. Substantially all goodwill at March 31, 2002, related to the software development and services reporting unit of ICICI. No goodwill impairment loss had been recorded during fiscal 2002. ICICI had an unidentifiable intangible asset relating to the personal financial services reporting unit and it was amortized over its useful life of five years. The balance unamortized asset of Rs. 290 million (US$ 6 million) at March 31, 2002, will be amortized by the merged entity in fiscal 2003. See Notes 1 and 17 of ICICI's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1,265 million (US$ 26 million) related to an excess of the fair value of assets acquired over the cost of acquisition of SCICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

During fiscal 2001, ICICI acquired the following software development and services companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. ICICI also acquired Ajax Software Solutions, a software development company based in India. The business combinations were accounted for under the purchase method and the revenues and total assets of the acquired companies were immaterial to ICICI's consolidated results of operations and financial position for fiscal 2001. The business combinations resulted in goodwill of Rs. 1.4 billion (US$ 29 million) which was being amortized over a period of five years. This resulted in an expense of Rs. 52 million (US$ 1 million) for fiscal 2001. In addition, the workforce and customer relationships of Objects Xperts Inc. valued at Rs. 135 million (US$ 3 million) were being amortized over a period of five years. This resulted in an expense of Rs. 20 million (US$ 409,584) for fiscal 2001.

Effective April 1, 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company, principally to support its entry into the retail asset financing market. The assets of Anagram Finance amounted to Rs. 9.6 billion (US$ 197 million), approximately 2.0% of ICICI's total assets at year-end fiscal 1998. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements of ICICI since fiscal 1999 include the results of operations of Anagram Finance. The business combination resulted in a goodwill of Rs. 934 million (US$ 19 million), which was being amortized over a period of five years. This resulted in an expense of Rs. 187 million (US$ 4 million) due to amortization of goodwill in fiscal 1999, 2000 and 2001. This acquisition also resulted in an increase in employee and administration expenses in fiscal 1999 because ICICI was required to record various non-interest expenses and costs of Anagram Finance from the effective date of acquisition.

Effective April 1, 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company, principally to support its efforts in diversifying its retail funding base. The assets of ITC Classic Finance amounted to Rs. 14.0 billion (US$ 287 million), approximately 3.7% of ICICI's total assets at year-end fiscal 1997. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1998 include the results of operations of ITC Classic Finance. The business combination resulted in negative goodwill of Rs. 10 million (US$ 204,792) as the purchase price was less than the fair value of the net assets acquired. The negative goodwill was set-off against certain non-current, non-monetary assets. The acquisition also resulted in an increase in employee and administration expenses in fiscal 1998 because ICICI was required to record various non-interest expenses and costs of ITC Classic Finance from the effective date of acquisition.

Effective April 1, 1996, ICICI acquired SCICI Limited, a diversified financial institution in which ICICI had an existing 19.9% equity interest. ICICI acquired SCICI principally to benefit from the scale efficiencies of being a larger entity. The assets of SCICI amounted to Rs. 50.4 billion (US$ 1.0 billion), approximately 16.8% of ICICI's total assets at year-end fiscal 1996. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1997 include the results of operations of SCICI. The business combination resulted in negative goodwill of Rs. 3.1 billion (US$ 63 million) as the purchase price was less than the fair value of the net assets acquired. Of this amount, Rs. 0.6 billion (US$ 12 million) was set-off against certain property and equipment and an amount of Rs. 253 million (US$ 5 million) was accrued to income in each of the years for fiscal 1997 to fiscal 2001. In addition, in fiscal 1998, income of Rs. 242 million (US$ 5 million) was accrued from the sale of SCICI's headquarters building in Mumbai.

Results of Operations

In October 2001, the boards of directors of ICICI and ICICI Bank approved a plan of combination whereby ICICI Bank acquired ICICI, ICICI Personal Financial Services and ICICI Capital Services (otherwise referred to in this annual report as the "amalgamation"). The amalgamation was approved by the shareholders of ICICI Bank and ICICI at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The Statement on Financial Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which the combination is consummated, other than in exceptional circumstances. Accordingly, under US GAAP, the amalgamation has not been reflected in the financial statements of ICICI Bank for the year ended March 31, 2002, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. The amalgamation was accounted for by the purchase method to reflect the increase in ownership interest of ICICI in ICICI Bank from 46%, ICICI's ownership interest in ICICI Bank at the time of the amalgamation, to 100.0%.

Income statement data and balance sheet data for future periods will not be comparable to ICICI Bank's historical results due to the amalgamation. See "Unaudited Pro Forma Condensed Consolidated Financial Data for ICICI Bank and ICICI" for the results of operations and financial condition of ICICI for the year ended March 31, 2002, reflecting the amalgamation as if it had occurred on April 1, 2000. ICICI continues to exist for accounting purposes as the accounting acquirer in the amalgamation. This means that ICICI is no longer a reporting company under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and is no longer required to file annual reports on Form 20-F like this annual report; however, in ICICI Bank's annual report on Form 20-F for fiscal 2003, as a result of the reverse merger accounting, ICICI Bank will be required to present three years of ICICI's financial statements only. ICICI's financial statements for fiscal 2003 will reflect the amalgamation, and ICICI's financial statements for fiscal 2002 and 2001 will reflect the results of ICICI Bank as an equity investment.

The consideration for the amalgamation was in the form of one equity share of ICICI Bank, par value of Rs. 10 each, issued for two equity shares of ICICI, par value of Rs. 10 each. The transaction was consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI.

Consequent to the amalgamation, the businesses of ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio under Section 24 of the Banking Regulation Act, 1949, and the cash reserve ratio under Section 42 of the Reserve Bank of India Act, 1934. The statutory liquidity ratio is required to be maintained in the form of government of India securities and other approved securities, while the cash reserve ratio is required to be maintained in the form of cash balances with the Reserve Bank of India. At present, the stipulated statutory liquidity ratio is 25.0% of a bank's net demand and time liabilities in India and the stipulated cash reserve ratio is 5.0% of a bank's net demand and time liabilities in India. In addition to the above, the directed lending norms of Reserve Bank of India require that every bank should extend 40.0% of net bank credit to certain eligible sectors, which are categorized as "priority sector". Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed the merged entity to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of its net bank credit on the residual portion of its advances (total advances of the merged entity less outstanding advances of ICICI at year-end fiscal 2002). Priority sectors are specific sectors such as agriculture and small-scale industries. This additional 10.0% priority sector lending requirement will apply until such time as the aggregate priority sector advances of the merged entity reach a level of 40.0% of the total net bank credit of the merged entity. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for reckoning as priority sector advances will apply to the merged entity. See "Supervision and Regulation – Directed Lending – Priority Sector Lending".

Subsequent to the announcement of the amalgamation in October 2001, ICICI directed all its resources towards meeting the reserve requirements on its outstanding liabilities following the amalgamation. A large cash balance was maintained by ICICI towards the end of fiscal 2002 in order to meet the cash reserve requirement on its outstanding liabilities following the amalgamation. ICICI restricted its loan disbursements and also securitized and sold down its loans in the second half of fiscal 2002 to raise additional resources. As a result, ICICI's net loans decreased 13.0% to Rs. 523.60 billion (US$ 10.7 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.3 billion) at year-end fiscal 2001.

Summary Fiscal 2002 to Fiscal 2001

Net income (before extraordinary items and cumulative effect of change in accounting principles, net of tax) declined to Rs. 95 million (US$ 2 million) in fiscal 2002 compared to Rs. 6.6 billion (US$ 136 million) in fiscal 2001 primarily due to lower net interest income, lower fees, commissions and brokerage and higher non-interest expense. Net income after cumulative effect of change in accounting principle declined to Rs. 1.4 billion (US$ 28 million) in fiscal 2002 compared to Rs. 6.6 billion (US$ 136 million). As a result, the return on average assets for fiscal 2002 declined to 0.18% compared to 0.93% in fiscal 2001 and the return on average stockholders' equity declined to 1.80% in fiscal 2002 compared to 8.84% in fiscal 2001.

- Net interest revenue decreased 23.6% to Rs. 9.1 billion (US$ 186 million) in fiscal 2002 from Rs. 11.9 billion (US$ 243 million) in fiscal 2001 reflecting mainly the following factors:

  - an increase of Rs. 40.0 billion (US$ 818 million) or 7.6% in the average volume of interest-earning rupee assets;

  - a decrease of Rs. 12.7 billion (US$ 260 million) or 13.7% in the average volume of interest-earning foreign currency assets;

  - a decrease in ICICI's rupee spread to 0.67% in fiscal 2002 from 0.87% in fiscal 2001; and

  - a decrease in ICICI's foreign currency spread to 0.84% in fiscal 2002 from 2.20% in fiscal 2001.

- The spread declined by 28 basis points to 0.89% in fiscal 2002 from 1.17% in fiscal 2001 and net interest margin also decreased to 1.41% in fiscal 2002 from 1.93% in fiscal 2001.

- Gross restructured loans increased by 117.7% to Rs. 95.1 billion (US$ 1.9 million) at year-end fiscal 2002 from Rs. 43.7 billion (US$ 895 million) at year-end fiscal 2001, primarily due to an increase in restructuring of loans to companies in the textiles, transport equipment and iron and steel industries. Also, loans previously categorized as other impaired loans amounting to Rs. 12.5 billion (US$ 257 million) were restructured during fiscal 2002 and were re-classified as restructured loans at year-end fiscal 2002. Gross other impaired loans increased 21.6% to Rs. 50.8 billion (US$ 1.0 billion) at year-end fiscal 2002 from Rs. 41.7 billion (US$ 854 million) at year-end fiscal 2001. As a percentage of net loans, net restructured loans were 14.8% at year-end fiscal 2002 compared to 5.4% at year-end fiscal 2001 and net other impaired loans were 6.3% at year-end fiscal 2002 compared to 3.3% in year-end fiscal 2001.

- Non-interest revenue increased marginally by 1.7% in fiscal 2002 to Rs. 9.5 billion (US$ 194 million), from Rs. 9.3 billion (US$ 190 million) in fiscal 2001. Though there was a significant increase in trading account revenue, gain on sale of loans, insurance premiums received and income from software development and services in fiscal 2002, this was offset by a decline in gain on sale of stock of subsidiaries and affiliates, an other than temporary diminution on securities portfolio and a decline in fees, commission and brokerage. In fiscal 2001, non-interest income included a gain on the sale of ICICI's equity interest in ICICI Bank of Rs. 2.0 billion (US$ 41 million) and in ICICI Infotech of Rs. 511 million (US$ 10 million).

- Non-interest expense increased 76.9% in fiscal 2002 to Rs. 10.3 billion (US$ 210 million) from Rs. 5.8 billion (US$ 119 million) in fiscal 2001 primarily due to an increase in employee expenses and other administrative costs for ICICI Infotech and ICICI Prudential Life Insurance Company and administrative costs of ICICI. In fiscal 2002, non-interest expenses also included expense on policy holder's benefits and claims of Rs. 1.4 billion (US$ 28 million), which was in line with the increase in insurance premiums received in fiscal 2002.

- Provisions for loan losses decreased 1.5% to Rs. 9.7 billion (US$ 200 million) during fiscal 2002 from Rs. 9.9 billion (US$ 203 million) in fiscal 2001 and reflected a result of management's estimation of the recoverability of restructured and other impaired loans. ICICI believed that several loans, which became restructured loans in fiscal 2002, were essentially to inherently viable projects and consequently resulted in lower impairment losses during fiscal 2002. As a result, provisions for loan losses were lower in fiscal 2002 despite the large increase in restructured and other impaired loans. Provisions for loan losses in fiscal 2002 included Rs. 1.4 billion (US$ 28 million) of portfolio provisions on non-impaired lending assets, which were based on ICICI's estimate of the probable losses inherent in that portfolio. As a percentage of gross impaired loans at year-end fiscal 2002, provisions for loan losses (excluding portfolio provisions on non-impaired lending assets) were 5.7% in fiscal 2002 compared to 11.6% in fiscal 2001. As a percentage of gross loans at year-end fiscal 2002, the provisions for loan losses were 1.7% in fiscal 2002 compared to 1.6% in fiscal 2001.

- Total assets increased marginally by 0.7% to Rs. 745.8 billion (US$ 15.3 billion) at year-end fiscal 2002 from Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001. The net loans decreased 13.0% to Rs. 523.60 billion (US$ 10.7 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.3 billion) at year-end fiscal 2001.

Summary Fiscal 2001 to Fiscal 2000

ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000. ICICI Bank continued to be reported on a consolidated basis for the years ended March 31, 2000 and 1999. As a result, ICICI's financial statements for fiscal 2001 are not strictly comparable with those for fiscal 2000 and 1999. See "—Introduction—Deconsolidation of ICICI Bank".

Net income (before extraordinary items and cumulative effect of change in accounting policies, net of tax) declined to Rs. 6.6 billion (US$ 136 million) in fiscal 2001 compared to Rs. 9.1 billion (US$ 186 million) in fiscal 2000 primarily due to higher provisioning for loan losses, lower non-interest income and higher non-interest expense. As a result, the return on average assets for fiscal 2001 was 0.93% compared to 1.32% in fiscal 2000 and the return on average stockholders' equity declined to 8.84% in fiscal 2001 compared to 16.88% in fiscal 2000.

- Net interest revenue increased 0.5% to Rs. 11.9 billion (US$ 243 million) in fiscal 2001 from Rs. 11.8 billion (US$ 242 million) in fiscal 2000 reflecting mainly the following factors:

  - an increase of Rs. 26.6 billion (US$ 544 million) or 5.4% in the average volume of interest-earning rupee assets;

- a decrease of Rs. 23.1 billion (US$ 474 million) or 20.0% in the average volume of interest-earning foreign currency assets;

- a decrease in ICICI's rupee spread to 0.87% in fiscal 2001 from 1.43% in fiscal 2000; and

- an increase in ICICI's foreign currency spread to 2.20% in fiscal 2001 from 1.91% in fiscal 2000.

- The spread declined marginally by 22 basis points to 1.17% in fiscal 2001 from 1.39% in fiscal 2000 and net interest margin remained at 1.93% in fiscal 2001 compared to fiscal 2000.

- Gross restructured loans increased by 135.5% to Rs. 43.7 billion (US$ 895 million) at year-end fiscal 2001 from Rs. 18.5 billion (US$ 380 million) at year-end fiscal 2000, primarily due to an increase in restructuring of loans to companies in the textiles and iron and steel industries. Loans previously categorized as other impaired loans amounting to Rs. 6.6 billion (US$ 135 million) were restructured during fiscal 2001 and were re-classified as restructured loans at year-end fiscal 2001. As a result, gross other impaired loans decreased 17.5% to Rs. 41.7 billion (US$ 855 million) at year-end fiscal 2001 from Rs. 50.6 billion (US$ 1.0 billion) at year-end fiscal 2000. As a percentage of net loans, net restructured loans were 5.4% at year-end fiscal 2001 compared to 1.9% at year-end fiscal 2000 and net other impaired loans were 3.3% at year-end fiscal 2001 compared to 4.3% in year-end fiscal 2000.

- Non-interest revenue declined 5.4% in fiscal 2001 to Rs. 9.3 billion (US$ 190 million) from Rs. 9.8 billion (US$ 201 million) in fiscal 2000 primarily due to the deconsolidation of ICICI Bank. The decline was primarily due to a decline in trading account revenue, income from securities transactions and foreign exchange transactions offset, in part, by an increase in income from fees, commissions and brokerage and a gain on sale of stock in subsidiaries and affiliates. If non-interest revenue of ICICI Bank for fiscal 2000 was excluded, non-interest revenue would have increased to Rs. 9.3 billion (US$ 190 million) in fiscal 2001 from Rs. 8.1 billion (US$ 166 million) in fiscal 2000.

- Non-interest expense increased 9.5% in fiscal 2001 to Rs. 5.8 billion (US$ 119 million) from Rs. 5.3 billion (US$ 109 million) in fiscal 2000 primarily due to an increase in employee expense and premises and equipment expense. If non-interest expense of ICICI Bank for fiscal 2000 was excluded, non-interest expense would have increased 46.2% to Rs. 5.8 billion (US$ 119 million) in fiscal 2001 from Rs. 4.0 billion (US$ 82 million) in fiscal 2000.

- Provisions for loan losses on restructured and other impaired loans (collectively referred to as impaired loans) increased 55.5% to Rs. 9.9 billion (US$ 203 million) in fiscal 2001 from Rs. 6.4 billion (US$ 130 million) in fiscal 2000 primarily due to an increase in gross restructured loans during fiscal 2001.

- Total assets decreased 4.4% to Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001 from Rs. 774.3 billion (US$ 15.9 billion) at year-end fiscal 2000. However, if total assets of ICICI Bank at year-end fiscal 2000 were excluded, total assets would have increased 15.2% to Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001 compared to Rs. 642.9 billion (US$ 13.2 billion) at year-end fiscal 2000.

- ICICI's total capital adequacy ratio, computed in accordance with the Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP, was 14.66% at year-end fiscal 2001. The Tier 1 capital adequacy ratio was 9.65% and the Tier 2 capital adequacy ratio was 5.01% at year-end fiscal 2001. ICICI's total capital adequacy ratio, computed under the applicable Reserve Bank of India guidelines and based on ICICI's consolidated financial statements prepared in accordance with US GAAP, was 14.03% at year-end fiscal 2001. Using the same basis for calculation, the Tier 1 capital adequacy ratio was 9.35% and the Tier 2 capital adequacy ratio was 4.68% at year-end fiscal 2001.

Average Balance Sheet

For fiscal 2000 and 2002, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year and for fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year. The amortized portion of loan origination fees (net of loan origination costs) was included in interest revenue on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities was the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses that have been allocated on a pro-rata basis to rupee loans and foreign currency loans, based on the proportion of impaired rupee loans and impaired foreign currency loans. ICICI did not recalculate tax-exempt income on a tax-equivalent basis because it believed that the effect of doing so would not be significant. Total interest revenue also includes other interest revenue which was primarily interest on refund of income tax.

The following table sets forth, for the periods indicated, the average balances of ICICI's assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest revenue. The average balances of loans include impaired loans and are net of allowance for loan losses.

	Year ended March 31,								
	2000			**2001**			**2002**		
	Average balance	Interest revenue/ expense	Average yield/ cost	Average balance	Interest revenue/ expense	Average yield/ cost	Average balance	Interest revenue/ expense	Average yield/ cost
Assets:	**(in millions, except percentages)**								
Cash, cash equivalents and Trading assets:									
Rupee	Rs. 61,375	Rs. 7,962	12.97%	Rs. 30,082	Rs. 3,179	10.57%	Rs. 28,634	Rs. 1,882	6.57%
Foreign currency	33,361	1,418	4.25	13,136	567	4.32	9,422	200	2.12
Total cash, cash equivalents and Trading assets.............................	94,736	9,380	9.90	43,218	3,746	8.67	38,056	2,082	5.47
Securities—debt:									
Rupee	4,295	420	9.78	1,660	154	9.28	13,696	1,151	8.40
Foreign currency	—	—	—	—	—	—	—	—	—
Total securities—debt	4,295	420	9.78	1,660	154	9.28	13,696	1,151	8.40
Loans, net:									
Rupee	431,313	62,016	14.38	491,792	67,494	13.72	521,168	69,725	13.38
Foreign currency	82,108	7,322	8.92	79,197	7,778	9.82	70,230	5,512	7.85
Total loans, net...............................	513,421	69,338	13.51	570,989	75,272	13.18	591,398	75,237	12.72
Other interest income	—	158	—	—	584	—	—	100	—
Interest-earning assets:									
Rupee	496,983	70,556	14.20	523,534	71,412	13.64	563,498	72,858	12.93
Foreign currency	115,469	8,740	7.57	92,333	8,345	9.04	79,652	5,712	7.17
Total interest-earning assets	612,452	79,296	12.95	615,867	79,757	12.95	643,150	78,570	12.22
Securities—equity:									
Rupee	14,419	1,502	10.42	24,722	406	1.64	30,119	467	1.55
Foreign currency	—	—	—	—	—	—	—	—	—
Total securities—equity	14,419	1,502	10.42	24,722	406	1.64	30,119	467	1.55
Earning assets:									
Rupee	511,402	72,058	14.09	548,256	71,818	13.10	593,617	73,325	12.35
Foreign currency	115,469	8,740	7.57	92,333	8,345	9.04	79,652	5,712	7.17
Total earning assets	626,871	80,798	12.89	640,589	80,163	12.51	673,269	79,037	11.74
Cash and cash equivalents.............	16,653			3,914			6,775		

161

Acceptances	11,224			4,048			3,552		
Property and equipment	9,352			11,787			13,771		
Other assets	41,966			46,244			50,112		
Total non-earning assets	79,195			65,993			74,210		
Total assets	Rs. 706,066 Rs. 80,798			Rs. 706,582 Rs. 80,163			Rs. 747,479 Rs. 79,037		

	Year ended March 31,								
	2000			**2001**			**2002**		
	Average balance	**Interest revenue/ expense**	**Average yield/ cost**	**Average balance**	**Interest revenue/ expense**	**Average yield/ cost**	**Average balance**	**Interest revenue/ expense**	**Average yield/ cost**
Liabilities:	**(in millions, except percentages)**								
Savings account deposits:									
Rupee	Rs. 3,530	Rs. 118	3.34%	Rs. —	Rs. —	—%	Rs. —	Rs. —	—%
Foreign currency	—	—	—	—	—	—	—	—	—
Total savings account Deposits	3,530	118	3.34	—	—	—	—	—	—
Time deposits:									
Rupee	61,252	5,828	9.51	3,682	490	13.31	6,618	744	11.24
Foreign currency	3,056	158	5.15	—	—	—	—	—	—
Total time deposits	64,308	5,986	9.31	3,682	490	13.31	6,618	744	11.24
Long-term debt:									
Rupee	340,461	46,277	13.59	373,603	50,337	13.47	424,723	54,387	12.81
Foreign currency	96,257	5,467	5.68	89,313	6,249	7.00	79,358	5,337	6.72
Total long-term debt	436,718	51,744	11.85	462,916	56,586	12.22	504,081	59,724	11.85
Redeemable preferred Stock	10,427	1,149	11.02	2,321	244	10.51	735	74	10.07
Trading account and other Liabilities:									
Rupee	68,626	8,495	12.38	100,569	10,229	10.17	85,056	8,206	9.65
Foreign currency	—	—	—	6,986	343	4.91	16,888	761	4.50
Total trading account and Other liabilities	68,626	8,495	12.38	107,555	10,572	9.83	101,944	8,967	8.80
Interest-bearing liabilities:									
Rupee	484,296	61,867	12.77	480,175	61,300	12.77	517,132	63,412	12.26
Foreign currency	99,313	5,625	5.66	96,299	6,592	6.84	96,246	6,097	6.34
Total interest-bearing Liabilities	583,609	67,492	11.56	576,474	67,892	11.78	613,378	69,509	11.33
Non-interest-bearing Deposits:									
Rupee	7,180			—			—		
Foreign currency	263			—			—		
Total non-interest-bearing Deposits	7,443			—			—		
Other liabilities	59,742			55,089			58,560		
Total non-interest-bearing Liabilities	67,185			55,089			58,560		
Total liabilities	Rs. 650,794 Rs. 67,492			Rs. 631,563 Rs. 67,892			Rs. 671,938 Rs. 69,509		
Stockholders' equity	Rs. 55,272			Rs. 75,019			Rs. 75,541		
Total liabilities and Stockholders' equity	Rs. 706,066			Rs. 706,582			Rs.747,479		

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

The following table sets forth, for the periods indicated, the changes in the components of ICICI's net interest revenue. The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

	Fiscal 2001 vs. Fiscal 2000			Fiscal 2002 vs. Fiscal 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
Interest revenue:			(in millions)			
Cash, cash equivalents and trading assets:						
Rupee	Rs. (4,783)	Rs. (3,307)	Rs. (1,476)	Rs. (1,297)	Rs. (95)	Rs. (1,202)
Foreign currency	(851)	(873)	22	(367)	(79)	(288)
Total cash, cash equivalents and trading assets	(5,634)	(4,180)	(1,454)	(1,664)	(174)	(1,490)
Securities:						
Rupee	(266)	(244)	(22)	997	1,012	(15)
Foreign currency	—	—	—	—	—	—
Total securities	(266)	(244)	(22)	997	1,012	(15)
Loans:						
Rupee	5,478	8,300	(2,822)	2,231	3,930	(1,699)
Foreign currency	456	(286)	742	(2,266)	(704)	(1,562)
Total loans	5,934	8,014	(2,080)	(35)	3,226	(3,261)
Other interest revenue	427	427	—	(485)	(485)	—
Total interest revenue:						
Rupee	856	5,176	(4,320)	1,446	4,362	(2,916)
Foreign currency	(395)	(1,159)	764	(2,633)	(783)	(1,850)
Total interest revenue	Rs. 461	Rs. 4,017	Rs. (3,556)	Rs. (1,187)	Rs. 3,579	Rs. (4,766)
Interest expense:						
Savings account deposits:						
Rupee	Rs. (118)	Rs. (118)	Rs. —	Rs. —	Rs. —	Rs. —
Foreign currency	—	—	—	—	—	—
Total savings account deposits	(118)	(118)	—	—	—	—
Time deposits:						
Rupee	(5,338)	(7,661)	2,323	254	330	(76)
Foreign currency	(158)	(158)	—	—	—	—
Total time deposits	(5,496)	(7,819)	2,323	254	330	(76)
Long-term debt:						
Rupee	4,060	4,465	(405)	4,050	6,546	(2,496)
Foreign currency	782	(486)	1,268	(912)	(669)	(243)
Total long-term debt	4,842	3,979	863	3,138	5,877	(2,739)
Redeemable preferred stock [1]	(905)	(852)	(53)	(170)	(160)	(10)
Trading account and other liabilities:						
Rupee	1,734	3,249	(1,515)	(2,023)	(1,497)	(526)
Foreign currency	343	343	—	418	446	(28)
Total trading account and other liabilities	2,077	3,592	(1,515)	(1,605)	(1,051)	(554)
Total interest expense:						
Rupee	(567)	(917)	350	2,111	5,219	(3,108)
Foreign currency	967	(301)	1,268	(494)	(223)	(271)
Total interest expense	Rs. 400	Rs. (1218)	Rs. 1,618	Rs. 1,617	Rs. 4,996	Rs. (3,379)
Net interest revenue:						
Rupee	1,423	6,093	(4,670)	(665)	(858)	193
Foreign currency	(1,362)	(858)	(504)	(2,138)	(559)	(1,579)
Total net interest revenue	Rs. 61	Rs. 5,235	Rs.(5,174)	Rs. (2,803)	Rs. (1,417)	Rs. (1,386)

(1) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on ICICI's interest-earning assets.

	Year ended March 31,				
	1998	**1999**	**2000**	**2001**	**2002**
	(in millions, except percentages)				
Interest revenue	Rs. 54,387	Rs. 70,293	Rs. 79,296	Rs. 79,757	Rs. 78,570
Average interest-earning assets	367,646	500,966	612,452	615,867	643,150
Interest expense	42,431	58,043	67,492	67,892	69,509
Average interest-bearing liabilities	356,489	483,636	583,609	576,474	613,377
Average total assets	434,870	574,198	706,066	706,582	747,479
Average interest-earning assets as a percentage of average total assets	84.54%	87.25%	86.74%	87.16%	86.04%
Average interest-bearing liabilities as a percentage of average total assets	81.98	84.23	82.66	81.59	82.10
Average interest-earning assets as a percentage of average Interest-bearing liabilities	103.13	103.58	104.94	106.83	104.9
Yield	14.79	14.03	12.95	12.95	12.22
Rupee	16.74	15.67	14.20	13.64	12.93
Foreign currency	9.23	8.63	7.57	9.04	7.17
Cost of funds	11.90	12.00	11.56	11.78	11.33
Rupee	13.98	13.64	12.77	12.77	12.26
Foreign currency	6.42	6.07	5.66	6.84	6.34
Spread [1]	2.89	2.03	1.39	1.17	0.89
Rupee	2.76	2.03	1.43	0.87	0.67
Foreign currency	2.81	2.56	1.91	2.20	0.83
Net interest margin [2]	3.25	2.44	1.93	1.93	1.41
Rupee	3.46	2.23	1.75	1.93	1.68
Foreign currency	2.65	3.16	2.70	1.90	(0.48)

_____

(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(2) Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net Interest Revenue

The following table sets forth, for the periods indicated, the principal components of ICICI's net interest revenue, excluding income from dividends.

	Year ended March 31,					
			2001/2000			**2002/2001**
	2000	**2001**	**% change**	**2002**		**% change**
	(in millions, except percentages)					
Interest revenue	Rs. 79,296	Rs. 79,757	0.6%	Rs. 78,570	US$ 1,609	(1.5)%
Interest expense	(67,492)	(67,892)	0.6	(69,509)	(1,423)	2.4
Net interest revenue	Rs. 11,804	Rs. 11,865	0.5%	Rs. 9,061	US$ 186	(23.6)%

Fiscal 2002 compared to Fiscal 2001

Net interest revenue decreased 23.6% in fiscal 2002 compared to fiscal 2001 reflecting mainly the following:

- an increase of Rs. 40.0 billion (US$ 818 million) or 7.6% in the average volume of interest-earning rupee assets;

- a decrease of Rs. 12.7 billion (US$ 260 million) or 13.7% in the average volume of interest-earning foreign currency assets;

- a decrease in ICICI's rupee spread to 0.67% in fiscal 2002 from 0.87% in fiscal 2001; and

- a decrease in ICICI's foreign currency spread to 0.83% in fiscal 2002 from 2.20% in fiscal 2001.

The average volume of rupee loans increased by Rs. 29.4 billion (US$ 602 million) or 6.0% to Rs. 521.2 billion (US$ 10.7 billion) at year-end fiscal 2002 from Rs. 491.8 billion (US$ 10.1 billion) at year-end fiscal 2001. This increase in average loans was principally due to increased disbursements of retail finance loans in fiscal 2002. Gross retail finance loans at year-end fiscal 2002 increased 168.5% to Rs. 72.8 billion (US$ 1.5 billion) from Rs. 27.1 billion (US$ 555 million) at year-end fiscal 2001. This increase in retail loans was offset by securitization and sale of corporate loans in the second half of fiscal 2002 to raise resources to meet reserve requirements on ICICI's outstanding liabilities. As a result, ICICI's project finance and working capital finance loans decreased 18.5% to Rs. 452.8 billion (US$ 9.3 billion) at year-end fiscal 2002 compared to Rs. 555.8 billion (US$ 11.4 million) at year-end fiscal 2001. The gross rupee loans at year-end fiscal 2002 declined 11.1% to Rs. 488.0 billion (US$ 10.0 billion) compared to Rs. 549.2 billion (US$ 11.2 billion) at year-end fiscal 2001 and gross foreign currency loans declined 15.9% to Rs. 72.2 billion (US$ 1.5 billion) compared to Rs. 85.9 billion (US$ 1.8 billion) at year-end fiscal 2001. The average volume of foreign currency loans decreased to Rs. 70.2 billion (US$ 1.4 billion) in fiscal 2002 from Rs. 79.2 billion (US$ 1.6 billion) in fiscal 2001.

Cash, cash equivalents and trading assets increased by 68.7% to Rs. 84.1 billion (US$ 1.7 billion) at year-end fiscal 2002 from Rs. 49.9 billion (US$ 1.0 billion) at year-end fiscal 2001 as ICICI maintained larger cash balances at year-end fiscal 2002 to have resources to comply with the reserve requirements on ICICI's liabilities following the amalgamation. The average volume of cash, cash equivalents and trading assets declined 11.9% in fiscal 2002 to Rs. 38.1 billion (US$ 780 million) compared to fiscal 2001 as the average balance considered was only the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of fiscal 2002 and not an average of daily balances.

The spread declined by 29 basis points to 0.88% in fiscal 2002 from 1.17% in fiscal 2001 as ICICI's rupee spread decreased by 20 basis points and ICICI's foreign currency spread decreased by 137 basis points. Net interest margin decreased by 52 basis points to 1.41% in fiscal 2002 from 1.93% in fiscal 2001. This was primarily due to the decrease in spread and the average interest-earning assets as a percentage of average interest-bearing liabilities to 104.9% in fiscal 2002 from 106.8% in fiscal 2001.

The yield on interest-earning rupee assets decreased 71 basis points to 12.93% in fiscal 2002 from 13.64% in fiscal 2001 principally due to non-accrual of income on loans recognized as impaired during the year, a decline in yield on cash, cash equivalents and trading assets and a general decline in the interest rates during fiscal 2002. The decline in yield on loans due to non-accrual was offset by interest income of Rs. 3.3 billion (US$ 67 million) which was recognized on impaired loans on a cash basis in fiscal 2002 compared to Rs. 2.0 billion (US$ 41 million) in fiscal 2001. The average cost of ICICI's rupee liabilities decreased 51 basis points to 12.26% in fiscal 2002 from 12.77% in fiscal 2001 in line with the general decline in interest rates in fiscal 2002. While the average cost of long-term rupee debt decreased to 12.81% from 13.47%, the average cost of short-term rupee borrowings declined to 9.65% in fiscal 2002 from 10.17% in fiscal 2001. Though there was a decline in the average cost, the decline in yield was higher, resulting in a decline in the rupee spread by 20 basis points to 0.67% in fiscal 2002 from 0.87% in fiscal 2001.

ICICI's foreign currency loans were primarily floating rate US dollar LIBOR-linked loans. The yield on ICICI's interest-earning foreign currency assets decreased 187 basis points to 7.17% in fiscal 2002 from 9.04% in fiscal 2001, principally due to a decrease in LIBOR during fiscal 2002. The average cost of ICICI's foreign currency liabilities decreased 50 basis points to 6.34% in fiscal 2002 from 6.84% in fiscal 2001. The decrease in average cost of foreign currency liabilities was significantly lower than the decrease in LIBOR during fiscal 2002, since ICICI had swapped some of its foreign currency liabilities to generate rupee funds for lending in rupees during fiscal 2001 and fiscal 2002. The foreign currency interest expense included forward premium expenses paid on forward contracts booked on ICICI's foreign currency borrowings. The amount of foreign currency liabilities swapped into rupee funds was significantly higher in fiscal 2002 compared to fiscal 2001, resulting in a higher expense of Rs. 1.7 billion (US$ 35 million) compared to Rs. 549 million (US$ 11 million) in fiscal 2001. This additional cost impacted the foreign currency spread by 120 basis points. As a result of the foregoing, the foreign currency spread decreased 137 basis points to 0.83% in fiscal 2002 from 2.20% in fiscal 2001. The adverse impact on the foreign currency net interest margin, which was negative for fiscal 2002, was offset by the rupee yield (which was higher than the foreign currency yield) earned on the rupee assets created out of the swapped foreign currency liabilities.

In fiscal 2002, ICICI earned other interest income of Rs. 100 million (US$ 2 million) compared to Rs. 584 million (US$ 12 million) in fiscal 2001. Other interest income in fiscal 2001 included an amount of Rs. 470 million (US$ 10 million) of interest on income-tax refund, which was not there in fiscal 2002.

ICICI's net interest revenue continued to be primarily attributable to ICICI's project financing activities. Investment banking represented a very small proportion of total revenue. See Note 26 to ICICI's consolidated financial statements. As a result, investment banking did not have a material impact on spreads and ICICI did not expect this situation to change in the near term.

Fiscal 2001 compared to Fiscal 2000

Net interest revenue increased 0.5% in fiscal 2001 compared to fiscal 2000 reflecting mainly the following:

- an increase of Rs. 26.6 billion (US$ 544 million) or 5.4% in the average volume of interest-earning rupee assets;

- a decrease of Rs. 23.1 billion (US$ 474 million) or 20.0% in the average volume of interest-earning foreign currency assets;

- a decrease in ICICI's rupee spread to 0.87% in fiscal 2001 from 1.43% in fiscal 2000; and

- an increase in ICICI's foreign currency spread to 2.20% in fiscal 2001 from 1.91% in fiscal 2000.

The average volume of rupee loans increased by Rs. 60.5 billion (US$ 1.2 billion) or 14.0% to Rs. 491.8 billion (US$ 10.1 billion) in fiscal 2001 from Rs. 431.3 billion (US$ 8.8 billion) in fiscal 2000. ICICI's average rupee loans increased significantly in fiscal 2001 over fiscal 2000 thereby off-setting the decline in average rupee loans due to the deconsolidation of ICICI Bank as of April 1, 2000. This increase in average loans was principally due to increased disbursements of corporate finance loans in fiscal 2001, through ICICI's increased offerings of customized products and retail finance products to ICICI's clients. ICICI's disbursements of corporate finance increased to Rs. 221.3 billion (US$ 4.5billion) in fiscal 2001 from Rs. 181.2 billion (US$ 3.7 billion) in fiscal 2000. Retail finance disbursements increased 388.9% to Rs. 34.6 billion (US$ 709 million) in fiscal 2001 from Rs. 7.1 billion (US$ 145 million) in fiscal 2000. The decrease in the average volume of foreign currency loans to Rs. 79.2 billion (US$ 1.6 billion) in fiscal 2001 from Rs. 82.1 billion (US$ 1.7 billion) in fiscal 2000 was primarily due to reduced demand from ICICI's customers.

The average volume of cash, cash equivalents and trading assets declined 54.4% in fiscal 2001 to Rs. 43.2 billion (US$ 885 million) compared to fiscal 2000 primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. ICICI Bank was statutorily required to maintain a specified percentage of its demand and time liabilities, excluding specified liabilities, by way of a cash reserve with the Reserve Bank of India. If ICICI excluded the average cash, cash equivalents and trading assets of ICICI Bank in fiscal 2000, the average volume of cash, cash equivalents and trading assets would have decreased by 31.3% to Rs. 43.2 billion (US$ 885 million) in fiscal 2001 from Rs. 62.9

billion (US$ 1.3 billion) in fiscal 2000. Further, ICICI maintained a low level of trading assets due to limited capital market opportunities in fiscal 2001.

The spread declined by 22 basis points to 1.17% in fiscal 2001 from 1.39% in fiscal 2000 as ICICI's rupee spread decreased by 56 basis points and ICICI's foreign currency spread increased by 29 basis points. Net interest margin remained the same at 1.93% in fiscal 2002 compared to fiscal 2001.

The yield on interest-earning rupee assets decreased 56 basis points to 13.64% in fiscal 2001 from 14.20% in fiscal 2000 principally due to ICICI's continued focus on lower risk corporate finance loans to highly-rated clients resulting in lower credit spreads, an increase in impaired rupee loans, a decline in yield on cash, cash equivalents and trading assets and a general decline in the interest rates during fiscal 2001. The increase in impaired loans lowered ICICI's yield because interest on these loans did not continue to accrue. The decline in yield in fiscal 2001 was partially offset by the deconsolidation of ICICI Bank. ICICI Bank earned lower yields on interest-earning assets than ICICI. The average cost of ICICI's rupee liabilities remained at 12.77% in fiscal 2001, despite the lower borrowing costs in fiscal 2001 compared to fiscal 2000 primarily due to the deconsolidation of ICICI Bank, whose average cost of interest-bearing liabilities was substantially lower than that of ICICI. As a commercial bank, ICICI Bank was permitted to raise low-cost demand deposits, unlike ICICI. While the average cost of long-term rupee debt decreased to 13.47%, the average cost of short-term rupee borrowings declined to 10.17% in fiscal 2001 from 12.38% in fiscal 2000. As a result, the rupee spread decreased 56 basis points to 0.87% in fiscal 2001 from 1.43% in fiscal 2000.

Yield on ICICI's interest-earning foreign currency assets increased 147 basis points to 9.04% in fiscal 2001 from 7.57% in fiscal 2000 principally due to an increase in LIBOR during fiscal 2001 and a 60.6% decline in the average balance of foreign currency cash and cash equivalents which earn a lower yield. The average cost of ICICI's foreign currency liabilities increased 118 basis points to 6.84% in fiscal 2001 from 5.66% in fiscal 2000 primarily due to an increase in LIBOR during fiscal 2001. Also the foreign currency interest expense included forward premium expenses paid on forward contracts booked on ICICI's foreign currency borrowings of Rs. 549 million (US$ 11 million). As a result, the foreign currency spread increased 29 basis points to 2.20% in fiscal 2001 from 1.91% in fiscal 2000.

Provisions for Loan Losses

The following table sets forth, at the dates indicated, certain information regarding ICICI's restructured and other impaired loans.

	At March 31,					
	2000	2001	2001/2000 % change	2002		2002/2001 % change
	(in millions except percentages)					
Gross restructured loans	Rs. 18,546	Rs. 43,681	135.5%	Rs. 95,088	US$ 1,947	117.7%
Allowance for loan losses on restructured loans	(7,751)	(11,372)	46.7	(17,722)	(363)	55.8
Net restructured loans	10,795	32,309	199.3	77,366	1,584	139.5
Gross other impaired loans	50,574	41,744	(17.5)	50,754	1,039	21.6
Allowance for loan losses on other impaired loans	(26,334)	(21,663)	(17.7)	(17,567)	(360)	(18.9)
Net other impaired loans	24,240	20,081	(17.2)	33,187	680	65.3
Gross impaired loans	69,120	85,425	23.6	145,842	2,987	70.7
Allowance for loan losses (1)	(34,085)	(33,035)	(3.1)	(35,289)	(723)	6.8
Net impaired loans	35,035	52,390	49.5	110,553	2,264	111.0
Gross total loans	595,533	635,058	6.6	560,248	11,473	(11.8)
Net total loans	561,448	602,023	7.2	523,601	10,723	(13.0)
Gross restructured loans as a percentage of gross loans	3.11%	6.88%		16.97%		

Gross other impaired loans as a percentage of gross loans	8.49		6.57		9.06	
Net restructured loans as a percentage of net loans	1.92		5.37		14.78	
Net other impaired loans as a percentage of net loans	4.32		3.34		6.34	
Allowance for loan losses on restructured loans as a percentage of gross restructured loans	41.79		26.03		18.64	
Allowance for loan losses on other impaired loans as a percentage of gross other impaired loans...................................	52.07		51.89		34.61	
Allowance for loan losses as a percentage of gross loans...........	5.72		5.20		6.54	

_____

(1) Does not include portfolio provisions on non-impaired lending assets of Rs. 1.4 billion (US$ 28 million) at March 31, 2002.

The following table sets forth, for the periods indicated, certain information regarding ICICI's provisions for loan losses.

	Year ended March 31,					
	2000	**2001**	**2001/ 2000 % change**	**2002**		**2002/2001 %change**
	(in millions, except percentages)					
Provisions for loan losses...	Rs. 6,363	Rs. 9,892	55.5%	Rs.8,385	US$ 172	(15.2)%
Portfolio provisions on non-impaired lending asset.................	-	-	-	1,358	28	-
Total provisions for the year...	6,363	9,892	55.5	9,743	200	(1.5)
Provisions for loan losses as a percentage of net loans............	1.13%	1.64%		1.86%		
Provisions for loan losses as a percentage of average total assets..	0.90	1.40		1.30		

Changes in ICICI's provisions and allowance for loan losses as a whole reflected economic trends in the key manufacturing and infrastructure segments in which many of its customers operated. The manufacturing sector was adversely impacted between fiscal 1998 and fiscal 2001 primarily due to a slowdown in the Indian economy, a downturn in global commodity prices, particularly in the steel and textiles sub-sectors, and a rapid reduction in import duties which adversely impacted the performance of borrowers in these sectors. The changing economic and regulatory environment led to reduced profitability for certain of ICICI's borrowers. As a result of these adverse economic factors during fiscal 1999 and 2001, some of ICICI's loans to these borrowers became impaired. A process of restructuring, including rationalization of capital structures and production capacities, is taking place in several industries as companies reposition their businesses in the new environment. During fiscal 2002, the slowdown in the Indian economy continued and there was continued restructuring in several industries such as iron and steel, basic chemicals and textiles.

Gross restructured loans increased 117.7% during fiscal 2002 to Rs. 95.1 billion (US$ 1.9 billion) at year-end fiscal 2002, primarily due to an increase in restructuring of loans to companies in the textiles, transport equipment and iron and steel industries and restructuring of loans previously categorized as other impaired loans amounting to Rs. 12.5 billion (US$ 257 million) during fiscal 2002. Gross other impaired loans increased 21.6% to Rs. 50.8 billion (US$ 1.0 billion) at year-end fiscal 2002 from Rs. 41.7 billion (US$ 855 million) at year-end fiscal 2001. As a percentage of net loans, net restructured loans were 14.8% at year-end fiscal 2002 compared to 5.4% at year-end fiscal 2001 and net other impaired loans were 6.3% at year-end fiscal 2002 compared to 3.3% in year-end fiscal 2001.

Provisions for loan losses decreased 1.5% to Rs. 9.7 billion (US$ 200 million) during fiscal 2002 from Rs. 9.9 billion (US$ 203 million) in fiscal 2001 and reflected a result of management's estimation of the recoverability of restructured and other impaired loans. ICICI believed that several loans, which became restructured loans in fiscal 2002 were essentially to inherently viable projects and consequently resulted in lower impairment losses during fiscal 2002. As a result, provisions for loan losses were lower in fiscal 2002 despite the large increase in restructured and other impaired loans. Provisions for loan losses in fiscal 2002 included Rs. 1.4 billion (US$ 28 million) of portfolio provisions on non-impaired lending assets, which were based on ICICI's estimate of the probable losses inherent in that portfolio. As a result of the lower provisions in fiscal 2002, the coverage ratio on gross restructured loans decreased to 18.6% at year-end fiscal 2002 from 26.0% at year-end fiscal

2001 and 41.8% at year-end fiscal 2000. The coverage ratio on other impaired loans decreased to 34.6% at year-end fiscal 2002 from 51.9% at year-end fiscal 2001 and 52.1% at year-end fiscal 2000. Provisions for loan losses as a percentage of average total assets decreased to 1.3% in fiscal 2002 from 1.4% in fiscal 2001.

Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for loan losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001. The loans charged-off in fiscal 2002 were Rs. 6.1 billion (US$ 126 million) compared to Rs. 10.2 billion (US$ 209 million) in fiscal 2002.

ICICI identified a commercial loan as impaired and placed it on non-accrual status when it was probable that it would be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan was also considered to be impaired and placed on a non-accrual basis if interest or principal was greater than 180 days overdue. Delays or shortfalls in loan payments were evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired was also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affected the borrower's ability to pay. ICICI classified a loan as a troubled debt restructuring where it had made concessionary modifications, that it would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans were placed on a non-accrual status.

Generally, at the time a loan was placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year was reversed from income, and interest accrued and uncollected from the prior year was charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans was recognized as interest income only to the extent that cash was received. When borrowers demonstrated over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the company classified as non-accrual, the loan was returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincided with the restructuring were evaluated in assessing whether the borrower could have met the rescheduled terms and may result in the loan being returned to accrual status after a performance period. Consumer loans were generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days was set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varied depending on the terms, security and loan loss experience characteristics of each product.

Allowance for loan losses on impaired loans was calculated by comparing the net present value of the expected cash flows discounted at the effective interest rate of the loan and the carrying value of the loan. See "Business—Impaired Loans" for a description of ICICI's allowance for loan losses.

ICICI conducted an analysis of its loan portfolio on a periodic basis. The analysis considered both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, financial performance amongst others. For impaired loans in excess of Rs. 100 million, which were 84.2% and 74.0% of the gross impaired loan portfolio at year-end fiscal 2002 and year-end fiscal 2001, respectively, ICICI followed a detailed process for each loan to determine the allowance for loan losses to be provided. For the balance of smaller loans in the impaired loan portfolio, ICICI followed the classification detailed under "Business—Impaired Loans—Allowance for Loan Losses" for determining the allowance for loan losses. ICICI's loan portfolio was composed largely of project finance loans where ICICI had a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. ICICI typically lent between 60.0% and 80.0% of the appraised value of collateral. Hence, all ICICI's loans had historically been sufficiently over-collateralized so that once collateral was realized, ICICI typically recovered the full principal along with a small portion of interest claims. However, the recoveries were subject to delays, that could have been several years, due to the long legal collection process in India. As a result, ICICI made an allowance for the loans based on the time value of money or the present value of expected realizations of collateral, which took into account the delay ICICI would experience before recovering its principal. The time to recovery, expected future cash flows and realizable value for collateral value were periodically reviewed in estimating the allowance.

ICICI believed that the process for ascertaining allowance for loan losses described above adequately captured the expected losses on its entire loan portfolio.

Non-Interest Revenue

The following table sets forth, for the periods indicated, the principal components of ICICI's non-interest revenue.

	2000	**2001**	**2001/2000 % change**	**2002**	**2002**	**2002/2001 % change**
			Year-ended March 31,			
			(in millions, except percentages)			
Fees, commission and brokerage....................................	Rs. 4,258	Rs. 5,317	24.9%	Rs. 4,747	US$ 97	(10.7)%
Trading account revenue [1]	2,157	847	(60.7)	2,442	50	188.3
Securities transactions [2]	2,363	(1,709)	(172.3)	(3,447)	(70)	101.7
Foreign exchange transactions [3]	428	(108)	(125.2)	78	2	—
Gain on sale of loans	—	705	—	1,979	41	180.7
Software development and services................................	5	701	—	1,493	31	113.0
Insurance premium	—	60	—	1,178	24	1863.3
Gain on the sale of Equity interest in ICICI Bank....................	—	1,996	—	57	1	(97.1)
Gain on sale of stock in other Subsidiaries and affiliates............................	—	511	—	108	2	(78.9)
Profit on the sale of certain premises and equipment........	212	(31)	(114.6)	29	1	—
Effect of business combinations	253	253	0.0	—	—	—
Other revenue..	139	1,511	987.1	786	16	(48.0)
Total non-interest revenue...	Rs. 9,815	Rs. 9,288	(5.4)	Rs. 9,450	US$ 194	1.7%

(1)   Primarily reflects income from trading in government of India securities and corporate debt securities.
(2)   Primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from ICICI's investment banking subsidiary less other than temporary diminution.
(3)   Arises primarily from purchases and sales of foreign exchange on behalf of ICICI's corporate clients and revaluation of ICICI's foreign currency assets and liabilities and outstanding forward contracts.

Fiscal 2002 compared to Fiscal 2001

Non-interest revenue increased marginally by 1.7% in fiscal 2002 to Rs. 9.5 billion (US$ 194 million), from Rs. 9.3 billion (US$ 190 million) in fiscal 2001 primarily due to an increase in trading account revenue, a gain on sale of loans and insurance premiums received offset, in part, by a decline in gain on sale of stock of subsidiaries and affiliates, a loss on account of securities transactions and a decline in fees, commission and brokerage. In fiscal 2001, non-interest revenue included a gain on sale of ICICI's equity interest in ICICI Bank of Rs. 2.0 billion (US$ 41 million).

The decrease of 10.7% in fees, commission and brokerage in fiscal 2002 was primarily due to the decrease in fees from project appraisal and related activities. As ICICI had limited its credit growth in the second half of fiscal 2002, the fee income linked to new business generation also decreased.

Trading account revenue primarily consisted of income from trading in government of India securities and corporate debt securities. Trading account revenue increased 188.3% during fiscal 2002 compared to fiscal 2001 as ICICI's investment banking subsidiary capitalized on the market opportunities in a declining interest rate environment. Gains on trading account resulted from short-term market opportunities created by a fall in interest rates during fiscal 2002. The merged entity cannot assure you that interest rates will fall any further as they change depending on the overall economic environment.

Income from securities transactions primarily reflected capital gains realized on the sale of ICICI's long-term equity securities less other than temporary diminution. The income from securities transaction declined during fiscal 2002 primarily due to an increase in the amount of other than temporary diminution in securities in fiscal 2002. In fiscal 2002, as part of its ongoing evaluation of its securities portfolio, ICICI recorded an impairment charge of Rs. 3.5 billion (US$ 71 million) compared to Rs. 1.8 billion (US$ 38 million) in fiscal 2001, for an other than temporary decline in the value of ICICI's available for sale and non-readily marketable equity securities.

Income from foreign exchange transactions arose primarily from purchases and sales of foreign exchange on behalf of ICICI's corporate clients and revaluation of ICICI's foreign currency assets and liabilities and outstanding forward contracts. Income from foreign exchange transactions in fiscal 2002 was Rs. 78 million (US$ 2 million) compared to a loss of Rs. 108 million (US$ 2 million) in fiscal 2001.

During fiscal 2002, ICICI securitized and sold down some of its corporate loans, primarily to provide resources towards meeting the reserve requirements on ICICI's liabilities. This resulted in a gain on sale of loans of Rs. 2.0 billion (US$ 41 million) in fiscal 2002. The gain on sale of loans in fiscal 2001 was Rs. 705 million (US$ 14 million).

Income from software development and services increased 113.0% to Rs. 1.5 billion (US$ 31 million) in fiscal 2002 from Rs. 701 million (US$ 14 million) in fiscal 2001 as ICICI Infotech and ICICI Infotech Inc, US diversified into a range of software solutions covering banking, insurance, enterprise resource planning, customer relationship management and information technology security and continued their sustained marketing efforts in fiscal 2002.

ICICI's life insurance subsidiary, ICICI Prudential Life Insurance, commenced business operations in December 2000 and substantially expanded its business in fiscal 2002. ICICI Prudential Life Insurance sold about 98,000 policies in fiscal 2002, as a result of which insurance premiums received increased to Rs. 1.2 billion (US$ 24 million) in fiscal 2002 from Rs. 60 million (US$ 1 million) in fiscal 2001.

In fiscal 2002, ICICI realized a gain of Rs. 57 million (US$ 1 million) on the sale of 0.40% of its equity interest in ICICI Bank and a gain on sale of stock in other subsidiaries and affiliates of Rs 108 million (US$ 2 million). During fiscal 2001, ICICI reduced its equity interest in ICICI Bank to 46.0% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 72 million) and the gain on sale was Rs. 2.0 billion (US$ 41 million) which is included in ICICI's statement of income for fiscal 2002. Non-interest revenue also included a gain on sale of ICICI's stake in ICICI Infotech of Rs. 511 million (US$ 10 million).

Non-interest revenue also included a gain of Rs. 29 million (US$ 593,897) on the sale of certain premises and equipment in fiscal 2002 compared to a loss of Rs. 31 million (US$ 634,856) in fiscal 2001. Other revenue primarily included rental income for fiscal 2002.

Fiscal 2001 compared to Fiscal 2000

Non-interest revenue declined 5.4% in fiscal 2001 to Rs. 9.3 billion (US$ 190 million), from Rs. 9.8 billion (US$ 201 million) in fiscal 2000 primarily due to the deconsolidation of ICICI Bank. If ICICI excluded the non-interest revenue of ICICI Bank for fiscal 2000, non-interest revenue would have increased to Rs. 9.3 billion (US$ 190 million) in fiscal 2001 from Rs. 8.1 billion (US$ 165 million) in fiscal 2000. This decline was primarily due to a decline in trading account revenue, income from securities transactions and foreign exchange transactions offset, in part, by an increase in income from fees, commissions and brokerage and a gain on sale of stock in subsidiaries and affiliates.

The increase in fees, commission and brokerage income in fiscal 2001 was primarily due to the increase in fees from loan appraisal and structuring activities. ICICI continued to target new client

171

segments and businesses for generating additional fee income to offset the lower spreads on high quality assets.

Trading account revenue declined 60.7% during fiscal 2001 primarily due to limited market opportunities during fiscal 2001 and due to the deconsolidation of ICICI Bank. If ICICI excluded the trading account revenue of ICICI Bank for fiscal 2000, trading account revenue would have declined 34.8% to Rs. 847 million (US$ 17 million) in fiscal 2001 from Rs. 1.3 billion (US$ 27 million) in fiscal 2000.

The income from securities transaction declined during fiscal 2001 primarily due to limited market opportunities during fiscal 2001 and due to an increase in the amount of other than temporary diminution in securities in fiscal 2001.

The loss on foreign exchange transactions in fiscal 2001 was Rs. 108 million (US$ 2 million) compared to a gain on foreign exchange transactions of Rs. 428 million (US$ 9 million) in fiscal 2000.

During fiscal 2001, ICICI reduced its equity interest in ICICI Bank to 46.0% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 72 million) and the gain on sale was Rs. 2.0 billion (US$ 41 million) which was included in ICICI's statement of income for fiscal 2001. With a view to strengthen the existing relationship with Emirates Bank of the United Arab Emirates, ICICI divested approximately 8.0% of ICICI's stake in ICICI Infotech to the Emirates Bank in fiscal 2002. ICICI Infotech has a joint venture with Emirates Bank, which is involved in marketing software products and services in West Asia. The sale was made at a consideration of Rs. 576 million (US$ 12 million) and the gain on sale of Rs. 511 million (US$ 11 million) was included as a non-interest revenue item in fiscal 2001.

Income from software development and services increased to Rs. 701 million (US$ 14 million) in fiscal 2001 from Rs. 5 million (US$ 102,396) primarily due to income from ICICI's principal information technology subsidiaries, ICICI Infotech and ICICI Infotech Inc., US. ICICI Infotech commenced its operations in the US through its wholly owned subsidiary, ICICI Infotech Inc. in April 2000.

Non-interest revenue also included a loss of Rs. 31 million (US$ 634,856 million) on the sale of certain premises and equipment in fiscal 2001. Other revenue primarily included rental income and also included revenue from ICICI's life insurance subsidiary.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of ICICI's non-interest expense.

			Year ended March 31,			
	2000	2001	2001/2000 % change	2002	2002	2002/2001 %change
Employee expense:			(in millions, except percentages)			
Salaries	Rs. 1,386	Rs. 1,606	15.9%	Rs. 2,824	US$ 58	75.8%
Employee benefits	232	334	44.0	454	9	35.9
Total employee expense	1,618	1,940	19.9	3,278	67	69.0
Premises and equipment expense	1,055	1,514	43.5	2,262	46	49.4
Administration and other expense	2,442	2,046	(16.2)	3,065	63	49.8
Policy holder benefits and claims	-	49	-	1,379	28	2,714.3
Amortization of intangible assets	187	259	38.5	290	6	12.0
Total non-interest expense	Rs. 5,302	Rs. 5,808	9.5%	Rs. 10,275	US$ 210	76.9%

Fiscal 2002 compared to Fiscal 2001

Non-interest expense increased 76.9% in fiscal 2002 to Rs. 10.3 billion (US$ 210 million) from Rs. 5.8 billion (US$ 119 million) in fiscal 2001 primarily due to an increase in employee expenses and other administrative costs of ICICI Infotech and ICICI Prudential Life Insurance Company and administrative costs of ICICI. In fiscal 2002, non-interest expenses also included expense on policy holder's benefits and claims of Rs. 1.4 billion (US$ 28 million), which was in line with the increase in insurance premiums received in fiscal 2002.

Employee expenses increased 69.0% to Rs. 3.3 billion (US$ 67 million) in fiscal 2002 from Rs. 1.9 billion (US$ 40 million) in fiscal 2001. The number of employees increased to 5,954 employees at year-end fiscal 2002 from 3,782 employees, excluding ICICI Bank, at year-end fiscal 2001 primarily due to an increase in the number of employees in ICICI's subsidiaries, ICICI Prudential Life Insurance, ICICI Infotech, and ICICI Home Finance, which had been rapidly growing their business and distribution infrastructure in fiscal 2002.

Premises and equipment expense increased 49.4% in fiscal 2002 compared to fiscal 2001, primarily due to increased technology expenses and maintenance and depreciation expenses for ICICI centers and computer and computer software. Administrative and other expenses increased 49.8% in fiscal 2002 compared to fiscal 2001 primarily due to an increase in the administration expense of ICICI Infotech and its subsidiaries and of ICICI Prudential Life Insurance in fiscal 2002. In fiscal 2002, ICICI Infotech diversified its range of products and increased its presence to all major cities of India through sustained business development and marketing efforts. ICICI Prudential Life Insurance commenced business operations in December 2000 and substantially expanded its business in fiscal 2002. In its efforts to increase distribution and customer awareness, ICICI Prudential Life expanded its branch network to 16 branches and grew its advisor force to over 10,000.

Fiscal 2001 compared to Fiscal 2000

Non-interest expense increased 9.5% in fiscal 2001 to Rs. 5.8 billion (US$ 119 million) from Rs. 5.3 billion (US$ 109 million) in fiscal 2000 primarily due to an increase in employee expense and premises and equipment expense. If ICICI excluded the non-interest expense of ICICI Bank for fiscal 2000, non-interest expense would have increased 46.2% to Rs. 5.8 billion (US$ 119 million) in fiscal 2001 from Rs. 4.0 billion (US$ 82 million) in fiscal 2000.

Employee expenses increased 19.9% to Rs. 1.9 billion (US$ 39 million) in fiscal 2001 from Rs. 1.6 billion (US$ 33 million) in fiscal 2000. For comparison purposes, if ICICI excluded the employee expense of ICICI Bank for fiscal 2000, employee expense would have increased 49.0% in fiscal 2001 compared to fiscal 2000. This increase of 49.0% was principally due to a 75.3% increase in the number of ICICI's employees offset, in part, by the absence of the cost of employee termination under the voluntary retirement scheme completed in fiscal 2000. The number of employees increased to 3,782 employees at year-end fiscal 2001 from 2,159 employees, excluding ICICI Bank, at year-end fiscal 2000 primarily due to an increase in the number of employees in ICICI's subsidiaries, ICICI Infotech, ICICI Personal Financial Services and ICICI Home Finance, which had been rapidly growing their business and distribution infrastructure during fiscal 2001.

Premises and equipment expense increased 43.5% in fiscal 2001 compared to fiscal 2000, primarily due to increased technology expenses and maintenance and depreciation expenses for ICICI centers and computer and computer software offset, in part, by the deconsolidation of ICICI Bank in fiscal 2001. If ICICI excluded the premises and equipment expense of ICICI Bank for fiscal 2000, premises and equipment expense would have increased 111.7% to Rs. 1.5 billion (US$ 31 million) in fiscal 2001 from Rs. 715 million (US$ 15 million) in fiscal 2000. Administrative and other expenses decreased 14.2% in fiscal 2001 compared to fiscal 2000 primarily due to the deconsolidation of ICICI Bank in fiscal 2001 offset, in part, by an increase in the administration expense of ICICI's information technology subsidiary in the US and ICICI Prudential Life Insurance which commenced their operations or were acquired in fiscal 2001. If ICICI excluded the administrative and other expenses of

ICICI Bank for fiscal 2000, administrative and other expenses would have increased 18.4% to Rs. 2.1 billion (US$ 43 million) in fiscal 2001 from Rs. 1.8 billion (US$ 37 million) in fiscal 2000.

Amortization of intangible assets increased 38.5% in fiscal 2001 compared to fiscal 2000, primarily due to the acquisition of the software development and services companies by ICICI Infotech in fiscal 2001. The business combinations were accounted for under the purchase method which resulted in goodwill of Rs. 1.4 billion (US$ 29 million). The goodwill was being amortized over a period of five years. This resulted in an expense of Rs. 52 million (US$ 1 million) for fiscal 2001. In addition, the workforce and customer relationships of Objects Xperts Inc. valued at Rs. 135 million (US$ 3 million) were being amortized over a period of five years. This resulted in an expense of Rs. 20 million (US$ 409,584) for fiscal 2001.

Income Tax Expense

Income tax expense increased 8.4% in fiscal 2002 to Rs. 129 million (US$ 3 million) compared to Rs. 119 million (US$ 2 million) in fiscal 2001 despite a sharp decline in income before taxes. The effective tax rate was 57.6% in fiscal 2002 compared to 1.76% in fiscal 2001. The significant increase in effective tax rate was primarily due to additional tax payable in respect of prior year tax assessment of Rs. 175 million (US$ 4 million) and a decrease in recognition of deferred tax assets due to the decline in statutory tax rate to 35.70% in fiscal 2001 compared to 39.55% in fiscal 2001.

Income tax expense decreased significantly by 94.1% to Rs 119 million (US$ 2 million) in fiscal 2001 compared to Rs. 2.0 billion (US$ 42 million) in fiscal 2000. The effective tax rate in fiscal 2001 was 1.76% compared to 18.29% in fiscal 2000. The significant reduction in the effective tax rate in fiscal 2001 was primarily due to an increase in recognition of deferred tax assets on other than temporary diminution in securities available for sale of earlier years. The statutory rate of tax decreased to 35.70% in fiscal 2002 from 39.55% in fiscal 2001 and 38.50% in fiscal 2000. In fiscal 2001, an additional 3.0% surcharge was imposed on income tax. ICICI's effective tax rate was lower in fiscal 2000 and fiscal 2001 than the statutory tax rate in those respective years due to the special benefits granted to ICICI as a long-term lending institution under the Indian Income-tax Act, 1961, namely the tax-free status of the income from infrastructure financing and dividends, capital gains and losses on sale of investments charged to tax at a rate lower than the statutory tax rate and other than temporary diminution on securities available for sale. As a long-term lending institution, ICICI was allowed a deduction of up to 40.0% of its taxable income derived from the business of long-term financing. This benefit was available on ICICI's income derived from loans of a maturity greater than five years. The merged entity cannot be sure that these tax benefits as per the Income-tax Act, 1961 will not be changed by tax authorities in the future.

A retrospective change was effected in the local tax laws in India's budget for fiscal 2002, whereby provisions for loan losses are not allowed as a deduction from taxable income unless the corresponding loan is written off in the accounts. As a result, a higher current tax liability was recognized against provisions for loan losses claimed in earlier years which was offset by recognition of a deferred tax asset in respect of the same. See Note 30 of ICICI's consolidated financial statements for a further discussion on income tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of ICICI's assets.

	2000	2001	2001/2000 % change	2002	2002	2002/2001 % change
			At March 31,			
	(in millions, except percentages)					
Cash and cash equivalents................................	Rs. 71,131	Rs. 30,987	(56.4)%	Rs. 41,760	US$ 855	34.8%
Trading account assets [(1)]	57,396	18,878	(67.1)	42,376	868	124.5
Securities, excluding venture capital investments [(2)]	18,335	16,346	(10.8)	59,104	1,210	261.6
Venture capital investments	536	3,769	—	3921	80	4.0
Investments in affiliates....................................	264	7,899	—	8,590	176	8.7
Loans, net:						
Rupee	502,196	549,195	9.4	488,025	9,994	(11.1)
Foreign currency	93,337	85,863	(8.0)	72,223	1,479	(15.9)
Less: Allowances..	(34,085)	(33,035)	(3.1)	(36,647)	(751)	10.9
Total loans, net...	561,448	602,023	7.2	523,601	10,723	(13.0)
Acceptances	12,333	2,715	(78.0)	4,783	98	76.2
Property and equipment....................................	11,775	12,039	2.2	12,949	265	7.6
Other assets	41,061	45,789	11.5	48,746	998	6.5
Total assets..	Rs. 774,279	Rs. 740,445	(4.4)	Rs.745,830	US$ 15,274	0.7

_____

(1)   Primarily includes government of India securities and corporate debt securities.
(2)   Primarily includes government of India securities, equity securities and corporate debt securities.

Fiscal 2002 compared to Fiscal 2001

ICICI's total assets increased 0.7% to Rs. 745.8 billion (US$ 15.3 billion) at year-end fiscal 2002 from Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001, primarily due to an increase in cash and cash equivalents, trading account assets and securities, excluding venture capital investments offset, in part by a decrease in net loans.

Subsequent to the announcement of the amalgamation in October 2001, ICICI directed all its resources towards meeting the reserve requirements on its outstanding liabilities following the amalgamation. ICICI limited its loan disbursements and also securitized and sold down its loans in the second half of fiscal 2002 to raise additional resources. As a result, ICICI's net loans decreased by 13.0% to Rs. 523.60 billion (US$ 10.7 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.3 billion) at year-end fiscal 2001, reflecting a 11.1% decrease in gross rupee loans and a 15.9% decrease in gross foreign currency loans, offset by an increase in allowances for loan losses. The decrease in ICICI's corporate loan portfolio was offset by an increase in retail finance disbursements in fiscal 2002. Gross retail finance loans at year-end fiscal 2002 increased 168.5% to Rs. 72.8 billion (US$ 1.5 billion) from Rs. 27.1 billion (US$ 555 million) at year-end fiscal 2001.

Cash and cash equivalents which included interest-bearing deposits with banks, increased to Rs. 41.8 billion (US$ 855 million) at year-end fiscal 2002 from Rs. 31.0 billion (US$ 635 million) at year-end fiscal 2001, as a large cash balance was maintained by ICICI towards the end of fiscal 2002 in order to meet the cash reserve requirement on its outstanding liabilities following the amalgamation. Trading assets increased significantly to Rs. 42.4 billion (US$ 868 million) at year-end fiscal 2002 compared to Rs. 18.9 billion (US$ 387 million) at year-end fiscal 2001. Trading assets at year-end fiscal 2002 included Rs. 21.4 billion (US$ 438 million) of reverse repurchase transactions. Under these transactions securities were purchased under agreements to resell after a specified time. Such securities qualified as approved securities for statutory liquidity ratio requirements, and were of short maturity, carrying lower risk while yielding higher returns as compared to other short-term money market instruments. These transactions were typically used for better liquidity management.

Securities, excluding venture capital investments at year-end fiscal 2002 increased to Rs. 59.1 billion (US$ 1.2 billion) compared to Rs. 16.3 billion (US$ 335 million) at year-end fiscal 2001 primarily due to the increase in government of India securities. Venture capital investments at year-end fiscal 2002 remained almost the same at Rs. 3.9 billion (US$ 80 million) compared to Rs. 3.8 billion (US$ 77 million) at year-end fiscal 2001. ICICI's investment in affiliates increased to Rs. 8.6 billion (US$ 176 million) at year-end fiscal 2002 from Rs. 7.9 billion (US$ 162 million) at year-end fiscal 2001 due to addition of ICICI Bank's retained earnings. Acceptances increased to Rs. 4.8 billion (US$ 98 million) at year-end fiscal 2002 from Rs. 2.7 billion (US$ 56 million) at year-end fiscal 2001. Acceptances, primarily included letters of credit issued on behalf of customers.

Other assets at year-end fiscal 2002, included advance taxes of Rs. 16.6 billion (US$ 339 million, deferred tax assets of Rs. 7.4 billion (US$ 152 million), intangible assets of Rs. 2.1 billion (US$ 43 million) and Rs. 2.0 billion (US$ 43 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

Fiscal 2001 compared to Fiscal 2000

ICICI's total assets decreased 4.4% to Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001 from Rs. 774.3 billion (US$ 15.86 billion) at year-end fiscal 2000. This was primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. If ICICI excluded ICICI Bank at year-end fiscal 2000, total assets would have increased 15.2% to Rs. 740.4 billion (US$ 15.2 billion) at year-end fiscal 2001 compared to Rs. 642.9 billion (US$ 13.2 billion) at year-end fiscal 2000 primarily due to an increase in net loans at year-end fiscal 2001.

Net loans increased 7.2% in fiscal 2001 reflecting a 9.4% increase in gross rupee loans and a 8.0% decrease in gross foreign currency loans. ICICI's rupee loans increased significantly in fiscal 2001 over fiscal 2000 offsetting the decline in rupee loans due to the deconsolidation of ICICI Bank as of April 1, 2000. The increase in rupee loans was principally due to increased disbursements of corporate finance loans, loans to the infrastructure sector and personal finance in fiscal 2001. ICICI's disbursements to the manufacturing sector decreased as a percentage of ICICI's total disbursements to 10.8% in fiscal 2001 from 14.5% in fiscal 2000.

The decline in cash, cash equivalents and trading account assets from Rs. 128.5 billion (US$ 2.6 billion) in fiscal 2000 to Rs. 49.9 billion (US$ 1.0 billion) in fiscal 2001 was principally due to the deconsolidation of ICICI Bank, which is subject to regulatory reserve requirements. ICICI Bank had cash, cash equivalents and trading account assets of Rs. 64.6 billion (US$ 1.3 billion) at year-end fiscal 2000. Lower trading account assets were also attributable to limited market opportunities caused by depressed market conditions in fiscal 2001 compared to fiscal 2000. Venture capital investments increased to Rs. 3.8 billion (US$ 77 million) at year-end fiscal 2001 from Rs. 536 million (US$ 11 million) at year-end fiscal 2000 primarily due to investment in new venture funds established during fiscal 2001. Investment in affiliates increased to Rs. 7.9 billion (US$ 162 million) at year-end fiscal 2001 from Rs. 264 million (US$ 5 million) primarily due to the inclusion of ICICI's investment in ICICI Bank of Rs. 7.6 billion (US$ 156 million) under the equity method of accounting as of April 1, 2000. Acceptances declined to Rs. 2.7 billion (US$ 56 million) at year-end fiscal 2001 from Rs. 12.3 billion (US$ 253 million) at year-end fiscal 2000 primarily due to the deconsolidation of ICICI Bank in fiscal 2001. ICICI Bank had acceptances of Rs. 8.5 billion (US$ 174 million) at year-end fiscal 2000.

Liabilities and Stockholders' Equity

The following table sets forth, at the dates indicated, the principal components of ICICI's liabilities and stockholders' equity.

	At March 31,					
	2000	2001	2001/2000 % change	2002	2002	2002/2001 % change
			(in millions, except percentages)			
Deposits	Rs. 96,682	Rs. 6,072	(93.7)%	Rs. 7380	US$ 151	21.5%
Trading account liabilities	19,263	12,483	(35.2)	17,095	350	36.9
Short-term borrowings	68,495	99,656	45.5	70,804	1,450	(29.0)
Acceptances	12,333	2,715	(78.0)	4783	98	76.2
Long-term debt:						
Rupee	342,816	404,015	17.9	438,529	8,984	8.5
Foreign currency	93,504	88,865	(5.0)	72,894	1,490	(18.0)
Total long-term debt	436,320	492,880	13.0	511,423	10,473	3.8
Other liabilities	43,023	39,024	(9.3)	50,763	1,040	30.1
Taxes and dividends payable	12,750	10,498	(17.7)	11,050	226	5.3
Redeemable preferred stock[1]	10,207	698	(93.2)	772	16	10.6
Total liabilities	699,073	664,027	(5.0)	674,070	13,804	1.5
Minority interest	4,298	496	(88.5)	599	12	20.8
Stockholders' equity	70,908	75,922	7.1	71,161	1,457	(6.3)
Total liabilities and stockholders' Equity	Rs. 774,279	Rs. 740,445	(4.4)%	Rs. 745,830	US$ 15,274	0.7%

_____

(1) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

Fiscal 2002 compared to Fiscal 2001

ICICI's long-term debt increased 3.8% to Rs. 511.4 billion (US$ 10.5 billion) at year-end fiscal 2002 from Rs. 492.9 billion (US$ 10.1 billion) at year-end fiscal 2001, reflecting a 8.5% increase in long-term rupee debt offset by a decrease of 18.0% in long-term foreign currency debt. Deposits increased to Rs. 7.4 billion (US$ 151 million) at year-end fiscal 2002 from Rs. 6.1 billion (US$ 124 million) at year-end fiscal 2001, primarily due to the deposits raised by ICICI Home Finance in fiscal 2002. In fiscal 2002 ICICI Home Finance launched a fixed deposit program to mobilize resources to meet the growing business needs and diversify its resource base. Trading account liabilities increased 36.9% at year-end fiscal 2002 compared to year-end fiscal 2001 due to increased market opportunities in a declining interest rate environment and an increase in trading account assets. ICICI's short-term borrowings decreased 29.0% at year-end fiscal 2002 compared to year-end fiscal 2001. Short-term borrowings included foreign currency non-repatriable borrowings, which increased at year-end fiscal 2002. This was offset by a decrease in rupee short-term borrowings. The carrying amount of the redeemable preferred stock increased to Rs. 772 million (US$ 16 million) at year-end fiscal 2002 from Rs 698 million (US$ 14 million) at year-end fiscal 2001. Minority interest increased 20.8% at year-end fiscal 2002 due to an increase in the capital of ICICI's life insurance and general insurance subsidiaries. Stockholders' equity declined 6.3% at year-end fiscal 2002 to Rs. 71.2 billion (US$ 1.5 billion). At year-end fiscal 2002, stockholders' equity was net of the dividend paid by ICICI as an interim dividend during fiscal 2002.

Fiscal 2001 compared to Fiscal 2000

ICICI's long-term debt increased 13.0% to Rs. 492.9 billion (US$ 10.1billion) at year-end fiscal 2001 from Rs. 436.3 billion (US$ 8.9 billion) at year-end fiscal 2000, reflecting a 17.9% increase in long-term rupee debt and an decrease of 5.0% in long-term foreign currency debt. Deposits declined to Rs. 6.1 billion (US$ 124 million) at year-end fiscal 2001 from Rs. 96.7 billion (US$ 2.0 billion) at year-end fiscal 2000 primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. Substantially all of ICICI's deposits at year-end fiscal 2000 represented deposits of ICICI Bank. As a commercial bank, ICICI Bank could raise low-cost demand deposits, unlike ICICI. Trading account liabilities declined 35.2% in fiscal 2001 due to limited market opportunities caused by depressed capital markets during fiscal 2001 and a decline in trading account assets. ICICI's short-term borrowings increased 45.5% as ICICI increased its short-term borrowings in line with its view of declining interest rates. Redeemable preferred stock decreased 93.2% during fiscal 2001 to Rs. 698 million (US$ 14 million) as ICICI redeemed a substantial portion of preferred stock during fiscal 2001 consequent to the increase in the dividend distribution tax rate. Minority interest decreased 88.5% primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. Stockholders' equity increased 7.1% at year-end fiscal 2001 to Rs. 75.9 billion (US$ 1.6 billion).

Off Balance Sheet Items, Commitments and Contingencies

Foreign Exchange and Derivative Contracts

ICICI entered into foreign exchange forwards, options, swaps and other derivative products, which enabled customers to transfer, modify or reduce their foreign exchange and interest rate risks. These instruments were used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. In fiscal 2002, on adoption of SFAS No. 133 and SFAS No. 138, all derivatives were recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that did not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or failed to meet the criteria thereafter, were accounted for in other assets with changes in fair value recorded in the statement of income. See Note 1 – "Derivative instruments and hedging activities" to ICICI's consolidated financial statements.

The following table sets forth, at the dates indicated, the notional amount of ICICI's derivative contracts.

	At March 31,							
	Notional principal amounts				Balance sheet credit exposure[1]			
	2000	2001	2002	2002	2000	2001	2002	2002
	(in millions)							
Interest rate products:								
Swap agreements	Rs. 40,201	Rs. 50,430	Rs. 87,824	US$ 1,799	Rs. —	Rs. (5)	Rs.620	US$ 13
Others	—	—	—	—	—	—	—	—
Total interest rate products	Rs. 40,201	Rs. 50,430	Rs. 87,824	US$ 1,799	Rs. —	Rs. (5)	Rs.620	US$ 13
Foreign exchange products:								
Forward contracts	Rs. 104,514	Rs. 21,091	Rs. 41,873	US$ 858	Rs. 309	Rs. (159)	Rs. (41)	US$ (1)
Swap agreements	30,552	23,429	20,395	418	—	—	Rs. 328	7
Total foreign exchange products	Rs. 135,066	Rs. 44,520	Rs. 62,268	US$1,275	Rs. 309	Rs. (159)	Rs. 287	US$ 6

_____
(1)   Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

In fiscal 2002 there was an increase in the volumes of forward contracts and interest rate swaps carried out by ICICI on behalf of its customers. In addition ICICI also booked forward exchange contracts on its External Commercial borrowings. As a result, the notional principal amount of foreign exchange products at year-end fiscal 2002 increased to Rs. 62.3 billion (US$ 1.3 billion) from Rs. 44.5 billion (US$ 912 million) at year-end fiscal 2001 and the notional principal amount of interest rate swap agreements at year-end fiscal 2002 increased to Rs.87.8 billion (US$ 1.8 billion) from Rs. 50.4 billion (US$ 1.0 billion) at year-end fiscal 2001.

The decline in notional principal on forward contracts on foreign exchange products in fiscal 2001 was primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. ICICI Bank had notional principal on forward contracts on foreign exchange products of Rs. 62.9 billion (US$ 1.3 billion) at fiscal 2001.

Securitization

ICICI primarily securitized commercial loans through 'pass-through' securitizations. In fiscal 2002, ICICI securitized loans with a carrying value of Rs. 40.8 billion (US$ 837 million) compared to Rs. 5.5 billion (US$ 113 million) in fiscal 2001, which resulted in gains of Rs. 1.1 billion (US$ 22 million) in fiscal 2002 compared to Rs. 434 million (US$ 9 million) in fiscal 2001. The gains were reported as a component of gain on sale of loans. After the securitization, ICICI generally continued to maintain customer account relationships and serviced loans transferred to the securitization trust. Generally, the securitizations were without recourse and ICICI did not provide any credit enhancement. In a few cases, ICICI may enter into derivative transactions such as written put options and interest rate swaps with the transferees. Generally, ICICI did not retain any beneficial interests in the assets sold.

In fiscal 2002, ICICI wrote put options, which required ICICI to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options sought to provide liquidity to holders of such instruments. If exercised, ICICI would have been obligated to purchase the securities at the predetermined exercise price. All put options were out-of-the-money for the holders. At year-end fiscal 2002, ICICI sold loans with a carrying value of Rs. 13.3 billion (US$ 271 million) and an aggregate put option exercise price of Rs. 13.1 billion (US$ 268 million). Subsequent to their initial issuance, such options were recorded at fair values with changes reported in ICICI's statement of income for fiscal 2002.

Loan Commitments

ICICI had outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 68.2 billion (US$ 1.4 billion) at year-end fiscal 2002 compared to Rs. 71.0 billion (US$ 1.5 billion) at year-end fiscal 2001. The interest rate on these commitments was dependent on the lending rates on the date of the loan disbursement. Further, the commitments had fixed expiration dates and were contingent upon the borrower's ability to maintain specific credit standards.

Capital Commitments

ICICI was obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 756 million (US$ 15 million) at year-end fiscal 2002 compared to Rs. 681 million (US$ 14 million) at year-end fiscal 2001 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.

Operating Lease Commitments

ICICI had commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments as of March 31, 2002, for non-cancelable leases.

Lease rental commitments for the year ending March 31,	Rs. in millions
2003	Rs. 252
2004	187
2005	66
2006	47
2007	29
Thereafter	31
Total minimum lease commitments	Rs. 612

Guarantees

As a part of ICICI's financing activities, ICICI issued guarantees to enhance the credit standing of ICICI's customers. The guarantees were generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, were similar to those in other loan products. ICICI had the same appraisal process, pricing methodology and collateral requirement for guarantees as that for any other loan product. Guarantees increased by 25.4% at year-end fiscal 2002 compared to year-end fiscal 2001, which in turn increased marginally by 2.0% compared to year-end fiscal 2000.

The following table sets forth, at the dates indicated, ICICI's guarantees outstanding.

			At March 31,			
			2001/2000			2002/2001
	2000	2001	% change	2002	2002	% change
			(in millions, except percentages)			
Financial guarantees[1]	Rs. 46,253	Rs. 53,167	14.9%	Rs. 53,037	US$ 1,086	(0.2)%
Performance guarantees[2]	11,811	6,083	(48.5)	21,266	436	249.6
Total guarantees	Rs. 58,064	Rs. 59,250	2.0%	Rs.74,303	US$ 1,522	25.4%

_____
(1) Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.
(2) Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

Capital Resources

ICICI was subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. ICICI was required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital. Under Indian GAAP, ICICI was amalgamated into ICICI Bank with effect from March 30, 2002 pursuant to the terms of the Scheme of Amalgamation approved by the Reserve Bank of India. At year-end fiscal 2002 ICICI ceased to exist for Indian GAAP reporting purposes, and consequently computation and reporting of its capital adequacy on a standalone basis at that date were not required. At December 31, 2001, ICICI's capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was 14.76%. Using the same basis of calculation, its Tier I capital adequacy ratio at December 31, 2001 was 9.42% and its Tier II capital adequacy ratio was 5.34%.

The following table sets forth, at the dates indicated, ICICI's risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP.

Indian GAAP		At March 31,			At December 31,	
			2001/2000			
	2000	2001	% change	2002		
		(in millions, except percentages)				
Tier 1 capital	Rs. 74,700	Rs. 72,212	(3.3)%	Rs. 69,404	US$ 1,421	
Tier 2 capital	37,350	37,526	0.5	3,933	81	
Total capital	Rs. 112,050	Rs. 109,738	(2.1)	Rs. 108,737	2,227	
On- balance sheet risk weighted assets	Rs. 587,810	682,353	16.1	Rs. 664,232	13,603	
Off-balance sheet risk weighted assets	60,820	66,007	8.5	72,283	1,480	
Total risk weighted assets	Rs. 648,630	Rs. 748,360	15.4	Rs. 736,515	15,083	
Tier 1 capital adequacy ratio	11.52%	9.65%		9.42%		
Tier 2 capital adequacy ratio	5.75	5.01%		5.34%		
Total capital adequacy ratio	17.27%	14.66%		14.76%		

The principal off-balance sheet items for ICICI were loan commitments, guarantees, put options and lease and capital commitments. As described in "- Financial Condition - Off Balance Sheet Items, Commitments and Contingencies", these items were entered into by ICICI for normal business purposes. Capital would have been required for the loan commitments as and when these converted into loans and financing to customers in the normal course of business. Capital was provided for guarantees based on the existing capital adequacy guidelines of the Reserve Bank of India. See "Supervision and Regulation - Capital Adequacy Requirements". Lease commitments were not expected to materially affect ICICI's capital requirements. Capital was provided on the put options outstanding and forward contracts and derivatives contracts outstanding at year-end fiscal 2002 by the merged entity as per existing capital adequacy guidelines of the Reserve Bank of India.

Liquidity Risk

See "Operating and Financial Review and Prospects for ICICI Bank – Financial Condition – Liquidity Risk" for a discussion of liquidity risk of ICICI, ICICI Bank and the merged entity.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to ICICI's capital expenditure by category of fixed assets.

	Fiscal 2001					
	Cost at March 31, 2000	Additions/ transfers	Deletions/ transfers	Depreciation	Net assets at March 31, 2001	
	(in millions)					
Land	Rs. 1,328	Rs. 18	Rs. 4	Rs. 77	Rs. 1,265	US$ 26
Buildings	4,248	2,450	30	327	6,341	130
Equipment and furniture	3,053	1,512	235	1,011	3,319	68
Construction in progress	1,815	156	1,169	—	802	16
Others	161	219	25	43	312	7
Total	Rs. 10,605	Rs. 4,355	Rs. 1,463	Rs. 1,458	Rs. 12,039	US$ 247

	Fiscal 2002					
	Cost at March 31, 2001	Additions/ transfers	Deletions/ transfers	Depreciation	Net assets at March 31, 2002	
	(in millions)					
Land	Rs. 1,342	Rs .-	Rs. 6	Rs. 103	Rs. 1,233	US$ 25
Buildings	6,668	731	83	439	6,877	141
Equipment and furniture	4,330	1,479	242	1,664	3,903	80
Construction in progress	802	-	319	6	477	10
Others	355	144	9	31	459	9
Total	Rs. 13,497	Rs. 2,354	Rs. 659	Rs. 2,243	Rs.12,949	US$ 265

ICICI's capital expenditure on property and equipment for fiscal 2002 was Rs. 2.4 billion (US$ 48 million), for fiscal 2001 was Rs. 4.4 billion (US$ 89 million) and for fiscal 2000 was Rs. 4.3 billion (US$ 89 million). Out of the capital expenditure in fiscal 2002, Rs. 731 million (US$ 15 million) was primarily on account of office premises purchased, and Rs. 1.5 billion (US$ 30 million) was on account of capitalized expenditure on software and hardware in fiscal 2002. The capital expenditure on equipment and furniture for fiscal 2001 was primarily attributable to significant upgrades to ICICI's computer and software systems.

Segment Revenues and Assets

The varied financial services activities of ICICI were carried out by a number of legal entities. Thus, while the parent company focused primarily on medium-term and long-term project financing, other activities such as commercial banking, investment banking, broking, venture capital financing and insurance were conducted by subsidiaries/affiliates. Each subsidiary/affiliate focused on specific activities and represented an operating segment for ICICI.

The project financing segment provided medium-term and long-term project and infrastructure financing, securitization and factoring and lease financing. The commercial banking segment provided working capital finance and foreign exchange services to clients. Further, it provided deposit and loan products to retail customers. The investment banking segment dealt in the debt, equity and money markets and provided corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. The life insurance segment provided life insurance products to individuals. The personal financial services segment provided consumer loan products such as automobile loans and home mortgages to individuals.

Operating segments were defined as components of an enterprise for which separate financial information was available that was regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The CODM evaluated ICICI's performance and allocated resources based on an analysis of various performance indicators for each of the above reportable segments. Components of profit and loss are evaluated for project financing, commercial banking and investment banking segments.

The results of ICICI Bank, which represented the commercial banking segment, were reported under the equity method of accounting as of April 1, 2000. However, for management reporting, the entire results of ICICI Bank continued to be reported as if the business were a consolidated entity. The segment-wise information presented below was consistent with the management reporting.

Project Financing Segment

ICICI's project financing segment engaged in providing medium-term and long-term project finance, corporate finance and lease finance to Indian businesses and largely represented the activities of ICICI, the parent company.

Fiscal 2002 compared to Fiscal 2001

ICICI's project financing segment made a net loss of Rs. 436 million (US$ 9 million) in fiscal 2002 compared to a net gain of Rs. 5.6 billion (US$ 114 million) in fiscal 2001, primarily due to a decline in net-interest income and non-interest income. Net income in fiscal 2002 included an amount of Rs. 1.3 billion (US$ 26 million), net of tax, on account of change in accounting principle in respect of SFAS No. 141 and SFAS No. 142.

Net interest revenue, including dividends, decreased by 40.0% to Rs. 6.7 billion (US$ 137 million) in fiscal 2002 from Rs. 11.1 billion (US$ 227 million) in fiscal 2001, primarily due to non accrual of interest on loans recognised as impaired during fiscal 2002 and a reduction in the loan portfolio. Provision for loan losses decreased by 2.4% to Rs. 9.6 billion (US$ 197 million) in fiscal 2002 from Rs. 9.8 billion (US$ 202 million) in fiscal 200l. Non-interest revenue decreased by 42.6% to Rs. 4.1 billion (US$ 84 million) in fiscal 2002 from Rs. 7.2 billion (US$ 146 million) in fiscal 2001 primarily due to a decline in gain on sale of stock of subsidiaries/affiliates, loss on account of securities transactions and decline in fees, commission and brokerage. Non-interest expense decreased by 4.1% to Rs. 3.2 billion (US$ 66 million) in fiscal 2002 from Rs. 3.4 billion (US$ 69 million) in fiscal 2001.

Total assets decreased by 6.2% to Rs. 643.7 billion (US$ 13.2 billion) at year-end fiscal 2002 from Rs. 686.0 billion (US$ 14.0 billion) at year-end fiscal 2001. The project finance segment accounted for 86.1% of the total assets at year-end fiscal 2002 compared to 92.6% at year-end fiscal 2001.

Fiscal 2001 compared to Fiscal 2000

Net income for the project financing segment was Rs. 5.6 billion (US$ 114 million) in fiscal 2001 compared to Rs. 6.1 billion (US4 126 million) in fiscal 2000, primarily on account of increased provisioning requirements in fiscal 2001, offset, in part, by an increase in net interest revenue, decrease in non-interest expense and write-back of income-tax expense. Net income for fiscal 2000 included an amount of Rs. 249 million (US$ 5 million), net of tax, on account of the effect of a change in the method of accounting for depreciation on property and equipment.

Net interest revenue, including dividends, increased by 7.8% to Rs. 11.1 billion (US$ 227 million) in fiscal 2001 from Rs. 10.3 billion (US$ 211 million) in fiscal 2000. This increase was possible, despite ICICI's continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads and an increase in ICICI's impaired loans, primarily due to a significant increase in average rupee loans in fiscal 2001 compared to fiscal 2000.

Provision for loan losses increased by 68.3% to Rs. 9.8 billion (US$ 202 million) in fiscal 2001 from Rs. 5.8 billion (US$ 120 million) in fiscal 2000 primarily due to an increase in restructured loans in fiscal 2001.

Non-interest revenue increased by 12.4% to Rs. 7.2 billion (US$ 146 million) in fiscal 2001 from Rs. 6.4 billion (US$ 130 million) in fiscal 2000 primarily due to a gain on sale of stock in subsidiaries and affiliates offset, in part, by the decline in trading account revenue, income from securities transactions and foreign exchange transactions due to limited market opportunities on account of depressed capital markets in fiscal 2001.

Non-interest expense decreased by 16.9% to Rs. 3.4 billion (US$ 69 million) in fiscal 2001 from Rs. 4.0 billion (US$ 83 million) in fiscal 2000. primarily due to the absence of the cost of employee termination under the voluntary retirement scheme which resulted in an expense of Rs. 232 million (US$ 5 million) in fiscal 2000 and reduction in investment management fees paid to a group company in fiscal 2001. The write-back of income-tax expense was primarily due to an increase in recognition of deferred tax assets in respect of provision for loan losses and other than temporary diminution in securities available for sale offset, in part, by an increase in creation of deferred tax liability in respect of property and equipment.

Total assets increased by 8.9% to Rs. 686.0 billion (US$ 14.0 billion) at year-end fiscal 2001 from Rs. 629.8 billion (US$ 12.8 billion) at year-end fiscal 2000. The project finance segment accounted for 92.6% of the total assets at year-end fiscal 2001 compared to 81.3% at year-end fiscal 2000.

Commercial Banking Segment

Fiscal 2002 compared to Fiscal 2001

Net income for the commercial banking segment increased by 55.7% to Rs. 2.0 billion (US$ 42 million) in fiscal 2002 compared to Rs. 1.3 billion (US$ 27 million) in fiscal 2001, primarily due to an increase in net interest income and non-interest income offset by an increase in provisions for loan losses and in non-interest expense.

Net interest revenue, including dividends, increased 43.1% to Rs. 5.7 billion (US$ 117 million) in fiscal 2002 from Rs. 4.0 billion (US$ 82 million) in fiscal 2001, reflecting mainly an increase of 97.0% in the average volume of interest earning assets and decrease of 39 basis points in the spread to 2.11% in fiscal 2002 from 2.50% in fiscal 2001. Provision for loan losses increased 59.1% to Rs. 1.7 billion (US$ 35 million) in fiscal 2002 from Rs. 1.1 billion (US$ 22 million) in fiscal 2001.

Non-interest revenue increased by 197.2% to Rs. 5.2 billion (US$ 107 million) in fiscal 2002 from Rs. 1.8 billion (US$ 36 million) in fiscal 2001, primarily due to increase in revenue on account of trading and securities transactions and fees offset by a decrease in revenue from foreign exchange transactions. Non-interest expense increased 101.7% to Rs. 6.3 billion (US$ 128 million) in fiscal 2002 from Rs. 3.1 billion (US$ 64 million) in fiscal 2001, primarily due to the expenditure on the integration of the operations of Bank of Madura and the expansion of ICICI Bank's retail banking business.

Total assets increased 84.0% to Rs. 404.8 billion (US$ 8.3 billion) at year-end fiscal 2002 from Rs. 220.0 billion (US$ 4.5 billion) at year-end fiscal 2001 primarily due to increase in available for sale securities, primarily government of India securities and cash and cash equivalents offset, in part, by a decrease in loans. Net loans decreased 22.1% to Rs. 72.5 billion (US$ 1.5 billion) at year-end fiscal 2002 from Rs. 93.0 billion (US$ 1.9 billion) at year-end fiscal 2001

Fiscal 2001 compared to Fiscal 2000

Net income was Rs. 1.3 billion (US$ 27 million) in fiscal 2001 representing a 6.7% decrease from Rs. 1.4 billion (US$ 29 million) in fiscal 2000 primarily due to a significant increase in non-interest expense, and an increase in provision for loan losses offset, in part, by an increase in net interest revenue.

Net interest revenue, including dividends, increased 124.9% to Rs. 4.0 billion (US$ 82 million) in fiscal 2001 from Rs. 1.8 billion (US$ 36 million) in fiscal 2000, reflecting an increase in the average volume of interest-earning assets, principally loans, and an increase in net interest margins. The loan growth was due to an increase in the working capital loans primarily to highly-rated large corporate clients acquired through the joint marketing efforts of ICICI's commercial banking segment with ICICI. Net interest margins increased primarily due to a decline in the cost of interest-bearing liabilities, partially offset by a decline in yield on interest-earning assets on account of a shift towards loans to highly rated clients, which earn lower yields due to the lower credit risk associated with these borrowers.

Provision for loan losses increased 153.4% to Rs. 1.1 billion (US$ 22 million) in fiscal 2001 from Rs. 427 million (US$ 9 million) in fiscal 2000 due to an increase in impaired assets primarily due to the acquisition of impaired loans of Bank of Madura.

Non-interest revenue declined marginally by 0.3% to Rs. 1.8 billion (US$ 36 million) in fiscal 2001 compared to fiscal 2000. The increase in fees and commissions and income from foreign exchange transactions was offset by a decline in trading account revenue and losses on securities transactions. The increase in fee income was principally on account of additional corporate clients acquired by ICICI Bank during fiscal 2001. The income from foreign exchange transactions increased primarily due to the gain on remittance of ADS proceeds to India. Trading account revenue decreased in fiscal 2001 primarily due to the mark to market impact on trading account assets. Securities transactions, which primarily reflect capital gain realized on the sale of available for sale securities, showed a loss primarily due to realized loss on mutual fund units portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.

Non-interest expense increased 133.6% to Rs. 3.1 billion (US$ 64 million) in fiscal 2001 from Rs. 1.3 billion (US$ 27 million) in fiscal 2000 primarily due to a significant increase in occupancy expenses, administration and other expenses on account of aggressive retail and technology initiatives undertaken by ICICI Bank during fiscal 2001. These initiatives included rapid expansion of their ATM network, setting up of call centers, expansion of their credit card business and consolidation of technology infrastructure including data centers.

Total assets increased 68.7% to Rs. 220.0 billion (US$ 4.5 billion) at year-end fiscal 2001 from Rs. 131.4 billion (US$ 2.7 billion) at year-end fiscal 2000 primarily due to the acquisition of Bank of Madura effective March 10, 2001.

Investment Banking Segment

ICICI's investment banking segment engaged in corporate advisory, fixed income and equities trading and represented the activities of ICICI Securities.

Fiscal 2002 compared to Fiscal 2001

Net income for the investment banking segment increased 152.2% to Rs. 1.3 billion (US$ 26 million) in fiscal 2002 compared to Rs. 506 million (US$ 10 million) in fiscal 2001, primarily due to an increase in non-interest revenue.

Net interest revenue, including dividends, decreased by 8.1% to Rs. 365 million (US$ 7 million) in fiscal 2002 from Rs. 397 million (US$ 8 million) in fiscal 2001. Provision for loan losses decreased 38.5% to Rs. 8 million (US$ 163,833) in fiscal 2002 from Rs. 13 million (US$ 266,230) in fiscal 2001.

Non-interest revenue increased by 126.8% to Rs. 2.2 billion (US$ 44 million) in fiscal 2002 from Rs. 954 million (US$ 20 million) in fiscal 2001 primarily due to increase in income from trading transactions. Non-interest expense increased by 19.7% to Rs. 553 million (US$ 11 million) in fiscal 2002 from Rs. 462 million (US$ 9 million) in fiscal 2001.

Total assets increased 29.0% to Rs. 22.7 billion (US$ 465 million) at year-end fiscal 2002 from Rs. 17.6 billion (US$ 361 million) at year-end fiscal 2001. The investment banking segment accounted for 3.0% of the total assets at year-end fiscal 2001 compared to 2.4% at year-end fiscal 2000.

Fiscal 2001 compared to Fiscal 2000

Net income for the investment banking segment decreased by 34.3% to Rs. 506 million (US$ 10 million) in fiscal 2001 compared to Rs. 770 million (US$ 16 million) in fiscal 2000 primarily due to limited market opportunities in the debt and equity markets.

Net interest revenue, including dividends, decreased by 55.4% to Rs. 397 million (US$ 8 million) in fiscal 2001 compared to Rs. 890 million (US$ 18 million) in fiscal 2000 primarily due to a decrease in interest revenue and dividends on trading assets. Provision for loan losses decreased 82.9% to Rs. 13 million (US$ 266,229) in fiscal 2001 from Rs. 76 million (US$ 2 million) in fiscal 2000 primarily due to a reduction in impaired assets. Non-interest revenue increased 25.9% to Rs. 954 million (US$ 20 million) in fiscal 2001 from Rs. 758 million (US$ 16 million) in fiscal 2000 primarily due to an increase in trading account revenue. Non-interest expenses increased 15.2% to Rs. 462 million (US$ 9 million) in fiscal 2001 from Rs. 401 million (US$ 8 million) in fiscal 2000 primarily due to an increase in premises and equipment expense and employee expense offset, in part, by a decrease in other administrative cost.

Total assets decreased 24.2% to Rs. 17.6 billion (US$ 361 million) at the year-end fiscal 2001 from Rs. 23.3 billion (US$ 476 million) at year-end fiscal 2000.

Related Party Transactions

ICICI had transactions with its affiliates and directors and employees. The following represent the significant transactions between ICICI and such related parties:

Banking Services

ICICI utilized banking services of ICICI Bank on terms that equated those offered to other customers. Non-interest expense of ICICI relating to such services during fiscal 2002, amounted to Rs. 32 million (US$ 655,335) as compared to Rs. 72 million (US$ 2 million) in fiscal 2001.

Derivative Transactions

ICICI entered into interest rate swap contracts with ICICI Bank aggregating Rs. 10.3 billion (US$ 211 million) in fiscal 2002, as compared to Rs. 3.4 billion (US$ 69 million) in fiscal 2001.The interest rate contracts outstanding at year-end fiscal 2002 were Rs. 8.8 billion (US$ 179 million), compared to Rs. 2.9 billion (US$ 59 million) at year-end fiscal 2001. Currency swaps outstanding at year-end fiscal 2002 were Rs. 2.3 billion (US$ 47 million) compared to Rs. 4.4 billion (US$ 89 million) at year-end fiscal 2001. Net interest income in respect of these swaps amounted to Rs. 275 million (US$ 6 million) during fiscal 2002 as compared to Rs. 189 million (US$ 4 million) in fiscal 2001.

Similarly, ICICI entered into forward foreign exchange contracts with ICICI Bank aggregating Rs 22.5 billion (US$ 460 million) and Rs. 47.9 billion (US$ 980 million) in fiscal 2002 and fiscal 2001, respectively. Contracts aggregating Rs. 251 million (US$ 5 million) were outstanding at year-end fiscal 2002 compared to Rs. 2.3 billion (US$ 46 million) at year-end fiscal 2001.

Reverse Repurchase Transactions

ICICI had entered into reverse repurchase transactions with ICICI Bank amounting to Rs. 52.8 million (US$ 1 billion) in fiscal 2002. At year-end fiscal 2002, ICICI had reverse repurchase transactions outstanding with ICICI Bank of Rs. 21.4 billion (US$ 438 million).

Software Development Services

ICICI provided software development services to Tricolor and Pru-ICICI and earned fees of Rs. 19 million (US$ 389,105) in fiscal 2002 compared to Rs. 8 million (US$ 163,834) in fiscal 2001.

ICICI developed software and provided software and hardware support services to ICICI Bank, and earned fees of Rs. 124 million (US$ 3 million) and Rs. 73 million (US$ 2 million) in fiscal 2002 and fiscal 2001, respectively.

Back-office Support Services

ICICI set up a common technology infrastructure platform for the group, and ICICI Bank was charged Rs. 182 million (US$ 4 million) and Rs. 94 million (US$ 2 million) in fiscal 2002 and fiscal 2001, respectively, towards communication expenses, backbone infrastructure expenses and data center costs.

ICICI provided telephone banking call-center services and transaction processing services for the credit card operations of ICICI Bank, and earned fees of Rs. 149 million (US$ 3 million) in fiscal 2002) compared to Rs. 99 million (US$ 2 million) in fiscal 2001.

Indian Rupee Debt

At year-end fiscal 2002, certain members of management held bonds issued by ICICI amounting to Rs. 2 million (US$ 40,958) compared to Rs. 8 million (US$ 163,834) at year-end fiscal 2001.

Asset Management Services

ICICI provided asset management services to TCW and earned fees of Rs. 21 million (US$ 430,063) in fiscal 2002 compared to Rs. 31 million (US$ 634,856) during fiscal 2001.

Deposits and Borrowings

In fiscal 2002 ICICI received interest on deposits and call borrowings of Rs. 268 million (US$ 6 million) compared to Rs. 202 million (US$ 4 million) in fiscal 2001 from ICICI Bank.

Transfer of Financial Assets

In fiscal 2002 ICICI transferred loans of Rs. 11.2 billion (US$ 228 million) in pass-through securitization transactions, where the beneficial interests were purchased by ICICI Bank compared to Rs. 438 million (US$ 9 million) at year-end fiscal 2001. A gain of Rs. 98 million (US$ 2 million) was recorded on the sale in fiscal 2002. The gain on the same was Rs. 50 million (US$ 1 million) in fiscal 2001. Subsequently, due to a change in the status of the qualifying special purpose entity used in the transactions, ICICI regained control of the assets sold. Obligations of Rs. 3.5 billion (US$ 72 million) relating to such repurchases were reflected as a component of the other borrowings at year-end fiscal 2002.

Lease of Premises and Facilities

In fiscal 2002 ICICI received rentals of Rs. 256 million (US$ 5 million) compared to Rs. 193 million (US$ 4 million) in fiscal 2001 from ICICI Bank for lease of premises, facilities and other equipment. Similarly, in fiscal 2002 ICICI paid rentals of Rs. 11 million (US$ 225,271) to ICICI Bank for lease of premises. No rentals were paid in fiscal 2001.

Sale of Assets

In fiscal 2002 ICICI sold certain assets for Rs. 11 million (US$ 225,271) compared to Rs. 99 million (US$ 2 million) to ICICI Bank.

Expenses/Revenue for Services Rendered

ICICI received Rs. 55 million (US$ 1 million) in fiscal 2002 compared to Rs. 4 million (US$ 81,917) in fiscal 2001 from ICICI Bank for seconded employees. Similarly, ICICI paid Rs. 8 million (US$ 163,834) in fiscal 2002 compared to Rs. 5 million (US$ 102,396) in fiscal 2001 to ICICI Bank for employees seconded to ICICI.

Share Transfer Activities

ICICI provided share transfer services and dematerialization services to ICICI Bank and earned fees of Rs. 3 million (US$ 61,438) in fiscal 2002 compared to Rs. 8 million (US$ 163,834) in fiscal 2001.

Other Transactions

ICICI undertook a corporate brand advertising campaign for the group, out of which an amount of Rs. 29 million (US$ 593,897) has been recovered from ICICI Bank in fiscal 2002 compared to Rs. 15 million (US$ 307,188) in fiscal 2001.

Related party balances

The following balances payable to/receivable from related parties are included in the balance sheet:

	As of March 31,	
	2001	2002
	(in millions)	
Cash and cash equivalents	Rs. 4,882	Rs. 4,360
Loans	192	209
Other assets	147	320
Other liabilities	55	24

Employee loans

ICICI had advanced housing, vehicle and general-purpose loans to employees, bearing preferential rates of interest ranging from 2.5% to 3.5%. The tenure of these loans ranged from five years to 25 years. The loans were generally secured by the assets acquired by the employees. Employee loan balances outstanding at year-end fiscal 2002, of Rs. 949 million (US$ 19 million) are included in other assets at year-end fiscal 2002 compared to Rs. 762 million (US$ 16 million) at year-end fiscal 2001.

Critical Accounting Policies

The notes to ICICI's financial statements contain a summary of ICICI's significant accounting policies. Certain of these policies were considered to be important to the portrayal of ICICI's financial condition, since they required the management to make difficult, complex or subjective judgements, some of which may relate to matters that were inherently uncertain. The policies included valuation of derivatives and securities where no ready market existed, identification and measurement of other than temporary diminution in the value of securities, valuation of securitization transactions, accounting for income tax, deferred tax assets and deferred tax liabilities and determining the level of allowance for credit losses.

Additional information about these policies can be found in Note 1 to ICICI's financial statements. The statements below contain forward looking statements within the meaning of the Private Securities Litigation reform Act. See "Forward-Looking Statements".

ICICI's financial statements were prepared in accordance with US GAAP, which required ICICI to make estimates and assumptions that affected the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. ICICI believed that of its significant accounting policies, the following may involve a higher degree of judgement and complexity.

Valuation of Securities, Derivatives Transactions and Hedging activities

ICICI classified investments in debt and readily marketable equity securities, other than venture capital subsidiary investments, into two categories based upon management's intention at the time of purchase: trading securities and securities available for sale.

Trading assets, primarily debt securities and foreign exchange products, were recorded at fair value with realized and unrealized gains and losses included in non-interest income. The fair value of trading assets was based upon quoted market prices or, if quoted market prices were not available, the value was estimated as follows:

- The fair value of the unquoted government of India securities was estimated based on the yields to maturity rates of these securities put by the agencies approved by the Reserve Bank of India.

- The fair value of the unquoted securities (excluding government of India securities) and preference shares was computed based on the mark–up over the yield to maturity rates for government of India securities, as published by certain agencies approved by the Reserve Bank of India. The mark up was graded according to the ratings assigned to the issuer of the securities by the rating agencies.

- The fair values of investments in unquoted mutual fund units were estimated based on the latest repurchase price declared by the mutual fund in respect of each particular scheme. If the repurchase price is not available, the fair value was estimated based on the net asset value of the respective scheme.

- The fair values of certain derivative contracts were derived from pricing models that consider market and contractual prices for the underlying financial instruments, as well as the time value of money, the yield curve or any other volatility factors underlying the positions.

ICICI no longer classified investments in debt securities as held to maturity, due to sale of certain held to maturity securities during the year ended March 31, 2002. During the year ended March 31, 2002, ICICI sold debt securities classified as held to maturity. The debt securities were sold for Rs. 640 million (US$ 13 million) resulting in a realized gain of Rs. 102 million (US$ 2 million). As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale.

Securities not classified as trading securities were classified as available for sale. These included securities used as part of ICICI's asset liability management strategy, which may have been sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale were recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

Equity securities, which were traded on a securities exchange within six months of the balance sheet date were considered as publicly traded. The last quoted price of such securities was taken as their fair value. Non-readily marketable equity securities for which there was no readily determinable fair value were recorded at cost.

Securities on which there was an unrealized loss that was deemed to be other than temporary were written down to fair value with the loss recorded in non-interest income as a loss on other securities. Other than temporary decline was identified by management based on an evaluation of all significant factors including the length of time and the extent to which the fair value had been less than the cost, the financial condition and prospects of the issuer and the extent and ability of ICICI to retain the investment for a period of time sufficient to allow for any probable recovery in fair value.

Securities acquired through conversion of loans in a troubled debt restructuring were recorded at fair value on the date of conversion and subsequently accounted for as if acquired for cash.

ICICI's venture capital subsidiaries carried their investments at fair value, with changes in fair value recognized in gain or loss on venture capital investments. The fair values of publicly traded venture capital investments were generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price was adjusted to produce an estimate of the attainable fair value for the securities. For securities that were not publicly traded, fair value was determined in good faith pursuant to procedures established by the board of directors of the venture capital subsidiaries. In determining the fair value of these securities, consideration was given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments were carried at cost during the first year, unless a significant event occurred that effected the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may have differed significantly from the values that would have been used had a ready market for the investments existed.

SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative was held. At the inception of a hedge transaction, ICICI formally documented the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process included identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. In addition, ICICI assessed, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction had been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative was expected to continue to be highly effective. Derivatives that did not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or failed to meet the criteria thereafter, were accounted for in other assets with changes in fair value recorded in the statement of income.

ICICI discontinued hedge accounting prospectively when either it was determined that the derivative was no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expired or was sold, terminated or exercised; the derivative was de-

designated because it was unlikely that a forecasted transaction would occur; or management determined that designation of the derivative as a hedging instrument was no longer appropriate.

Changes in the fixed income, equity , foreign exchange markets would have impacted ICICI's estimate of fair value in the future, potentially affecting principle trading revenues. Similarly, pricing models and their underlying assumptions impacted the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could have produced different financial results.

Allowance for loan losses

The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures were evaluated based upon the borrower's overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance was maintained for larger-balance, non-homogenous loans that had been individually determined to be impaired. This estimate considered all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral. This evaluation process was subject to numerous estimates and judgements.

Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, was individually evaluated for impairment. The allowance for loan losses attributed to these loans was established via a process that included an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These included migration analysis, in which historical delinquency and credit loss experience was applied to the current aging of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could have produced different provisions for smaller balance homogeneous loan losses.

While determining the adequacy of the allowance for loan losses, management also considered overall portfolio indicators including historical credit losses, delinquent and non-performing loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; consideration of economic, geographical, product, and other environmental factors; and model imprecision. This evaluation process was subject to numerous estimates and judgements.

Securitization

ICICI transferred commercial and consumer loans through securitization transactions. The provisions of SFAS No. 140 relating to transfer and servicing of financial assets were effective for transactions after March 31, 2001. The transferred loans were de-recognized and gains/losses were recorded only if the transfer qualifies as a sale under SFAS No. 140. Recourse and servicing obligations and put options written were recorded as proceeds of the sale. Retained beneficial interests in the loans and servicing rights were measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of securitization. The fair values were determined using either financial models, quoted market prices or sales of similar assets.

Financial models and their underlying assumptions impacted the amount and timing of gains and losses recognized, and the use of different financial models or assumptions could have produced different financial results.

Goodwill and intangible assets

On April 1, 2001, ICICI early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, ICICI reclassified existing goodwill and intangible assets to conform with the new criteria in SFAS No. 141, Business Combinations, for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115 million (US$ 2 million) as goodwill and a reclassification of previously recorded goodwill of Rs. 373 million (US$ 8 million) as a separate unidentifiable intangible asset.

As required by SFAS No. 142, ICICI identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, ICICI compared the fair value of each reporting unit to its carrying value, to determine whether goodwill was impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

Subsequent to the adoption of SFAS No. 142, ICICI did not amortize goodwill but instead tested goodwill for impairment at least annually. The annual impairment test under SFAS No. 142 did not indicate an impairment loss.

The unidentifiable intangible asset relates to the acquisition of a financial service company in 1998 and continues to be amortized.

As described above, this impairment evaluation process was subject to numerous estimates and judgements. Changes in these estimates could have had a direct impact on the impairment charge.

Income taxes

ICICI accounted for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities were determined based on the difference between the financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences were expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in the statement of income in the period of change. Deferred tax assets were recognized subject to a valuation allowance based upon management's judgment as to whether realization was considered more likely than not.

The process of evaluating the realizability of deferred tax assets was subject to numerous estimates and judgments. Changes in these estimates could have had a direct impact on the valuation allowance for deferred tax assets and could result in a change in the valuation allowance.

Recently Issued Accounting Standards

ICICI had already adopted SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. See "Operating and Financial Review and Prospects for ICICI Bank – Recently Issued Accounting Standards".

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA FOR ICICI BANK AND ICICI

The respective boards of directors of ICICI and ICICI Bank in their meetings held on October 25, 2001 approved the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank. The consummation date of the amalgamation was the date on which all the required permits and consents for the amalgamation were obtained including the approval of the shareholders of ICICI and ICICI Bank, approval of the High Courts at Mumbai and Ahmedabad and the approval of the Reserve Bank of India.

The boards of directors of ICICI and ICICI Bank approved the issue and allotment of equity shares of ICICI Bank to the shareholders of ICICI in the ratio of one ICICI Bank equity share, par value of Rs. 10 each, fully paid-up, for every two ICICI equity shares, par value of Rs. 10 each, fully paid up.

All requisite approvals for the amalgamation were obtained by ICICI and ICICI Bank by April 26, 2002. Subsequently, the transaction was consummated by issuing shares as stated above.

Under US GAAP, pursuant to the provisions of SFAS 141, the acquisition is a reverse merger wherein ICICI is the accounting acquirer and ICICI Bank is the accounting acquiree. ICICI held 46.0% of the outstanding equity shares of ICICI Bank. The balance of 54.0% of the outstanding equity shares was held by others. This acquisition of 54% of the outstanding equity shares of ICICI Bank is being accounted for as a step acquisition and accordingly, 54% of the assets and liabilities of ICICI Bank are being recorded at fair value and the operations of ICICI Bank will be reflected in the operations of the merged entity from the date of consummation, April 26, 2002. For convenience purposes, the amalgamation is being accounted for on April 1, 2002.

The unaudited pro forma condensed consolidated balance sheet and statements of income have been prepared to illustrate the acquisition of ICICI Bank by ICICI which is being accounted for, under US GAAP, as a step acquisition.

The unaudited pro forma condensed consolidated balance sheet and statements of income are based on information obtained from the audited historical balance sheets and statements of income of ICICI and ICICI Bank.

The unaudited pro forma condensed consolidated balance sheet has been prepared to give effect to the acquisition transaction, which includes the issuance of shares, as though such transaction had occurred as of March 31, 2002. The unaudited pro forma condensed consolidated statements of income have been prepared to give effect to the acquisition transaction, which includes the issuance of shares, as though such transaction had occurred as of April 1, 2000 for both the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2001 and the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2002.

These unaudited pro forma condensed consolidated balance sheet and statements of income and accompanying notes should be read in conjunction with this annual report and the audited financial statements of ICICI and ICICI Bank and the notes thereto included elsewhere in this annual report.

ICICI has adopted the provisions of SFAS No. 141 and SFAS No. 142, effective April 1, 2001. Therefore, amortization of goodwill and intangibles with indefinite lives has ceased, and such assets will be tested for impairment annually (or more frequently if impairment indicators arise). The excess of the cost of acquisition of ICICI Bank over 54.0% of the fair value of the net assets acquired is accounted for as deposit and customer relationships.

The unaudited pro forma condensed consolidated balance sheet and statements of income do not purport to be indicative of either future results or results of operations, as completed on or as of the indicated date.

Unaudited Pro Forma Condensed Consolidated Balance Sheet at March 31, 2002

| | Historical | | Pro Forma Adjustments | | Pro Forma Combined |
	ICICI	ICICI Bank	Elimination of equity	Step acquisition method & other adjustments	
	(in millions)				
Assets					
Cash and cash equivalents	Rs. 41,760	Rs. 98,487	Rs. –	Rs. (25,676) (a)	Rs. 114,571
Securities	105,401	206,127	–	2,416 (b)	313,944
Investment in equity affiliates	8,590	–	(8,204) (e)	–	386
Loans, net of allowance for Loan losses	523,601	72,474	–	(6,104) (a)	590,083
				112 (b)	
Goodwill and other intangible assets, net	2,098	2,397	–	5,739 (c)	8,963
				(1,271) (c)	
Other assets	64,380	25,320	–	(1,454) (a)	88,256
				10 (b)	
Total assets	Rs. 745,830	Rs. 404,805	Rs. (8,204)	Rs. (26,228)	Rs.1,116,203

| | Historical | | Pro Forma Adjustments | | Pro Forma Combined |
	ICICI	ICICI Bank	Elimination of equity	Step acquisition method & other adjustments	
	(in millions)				
Liabilities					
Deposits	Rs. 7,380	Rs. 325,221	Rs. –	Rs. (4,277) (a)	Rs. 328,723
				399 (b)	
Borrowings and trading Liabilities	605,881	29,785	–	(27,186) (a)	608,570
				90 (b)	
Other liabilities	60,809	31,649	–	(1,772) (a)	93,632
				2,946 (b)	
Total liabilities	Rs. 674,070	Rs. 386,655	Rs. –	Rs. (29,800)	Rs. 1,030,925
Minority interest	599	–	–	–	599
Stockholders' equity					
Common stock at Rs. 10 par value	7,848	2,203	–	(3,927) (d)	6,125
Additional paid-in capital	38,110	10,926	–	12,520 (d)	61,556
Retained earnings	26,042	4,040	–	(4,040) (d)	26,042
Deferred stock compensation	(7)	(5)	–	5(d)	(7)
Accumulated other comprehensive income	(832)	986	–	(986) (d)	(832)
Treasury stock	–	–	(8,204) (e)	–	(8,204)
Total stockholders' equity	71,161	18,150	(8,204)	3,572	84,679
Total liabilities and Stockholders' equity	Rs. 745,830	Rs. 404,805	Rs. (8,204)	Rs. (26,228)	Rs. 1,116,203

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income for Fiscal 2002

| | Historical | | Pro Forma Adjustments | | Pro Forma Combined |
	ICICI	ICICI Bank	Elimination of equity	Step acquisition method & other adjustments	
	(in millions)				
Interest income	Rs. 79,037	Rs. 20,837	Rs. –	Rs. (582) (a) (1,015) (k)	Rs. 98,277
Interest expense	69,509	15,116	–	(582) (a) 84 (k)	84,127
Net interest income	9,528	5,721	–	(1,099)	14,150
Provision for loan losses	9,743	1,722	–	–	11,465
Net interest income after provision for loan losses	(215)	3,999	–	(1,099)	2,685
Non-interest income					
Fees, commission and brokerage	4,747	1,733	–	(29) (a)	6,451
Other non-interest income	4,703 (j)	3,480	–	(549) (a) 113 (k)	7,747
Total non-interest income	9,450	5,213	–	(465)	14,198
Non-interest expense	10,275	6,260	–	(431) (a) (215) (f) 672 (l)	16,561
Earnings in equity of affiliates	975	–	(929)	–	46
Minority Interest	289	–	–	–	289
Income before income taxes	224	2,952	(929)	(1,590)	657
Income tax expense	129	931	–	(438)(I)	622
Net income before cumulative effect of accounting changes	Rs. 95	Rs. 2,021	Rs. (929)	Rs. (1,152)	Rs. 35
Cumulative effect of accounting changes	1,265	16	–	–	1,281
Net income after cumulative effect of accounting changes	Rs. 1,360	Rs. 2,037	Rs. (929)	Rs. (1,152)	Rs. 1,316

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income for fiscal 2001

| | Historical | | Pro Forma Adjustments | | Pro Forma Combined |
	ICICI	ICICI Bank	Elimination of equity	Step acquisition method & other adjustments	
			(in millions)		
Interest income...................................	Rs. 80,163	Rs. 12,406	Rs. –	Rs. (366) (a) (324) (k)	Rs. 91,879
Interest expense	67,892	8,408	–	(366) (a) (282) (k)	75,652
Net interest income	12,271	3,998	–	(42).	16,227
Provision for loan losses....................	9,892	1,082	–	–	10,974
Net interest income after provision for loan losses	2,379	2,916	–	(42)	5,253
Non–interest income					
Fees, commission and brokerage	5,317	1,125	–	(58) (a)	6,384
Other non-interest income..............	3,971 (j)	629	–	(505) (a)	4,095
Total non-interest income	9,288	1,754	–	(563)	10,479
Non-interest expense..........................	5,808	3,104	–	(563) (a) (12) (m) 686 (l)	9,023
Earnings in equity of affiliates...........	856	–	(814)	–	42
Minority interest	34	–			34
Income before income taxes	6,749	1,566	(814)	(716)	6,785
Income tax expense............................	119	258	–	(260)(i)	117
Net income from continuing Operations.....................................	Rs. 6,630	Rs. 1,308	Rs. (814)	Rs. (456)	Rs. 6,668

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated balance sheet and statements of income reflect the accounting impact of the acquisition transaction, which includes the issuance of shares, as though it had occurred on March 31, 2002 and April 1, 2000, respectively.

Accordingly, the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2001 includes ICICI's results of operations for the year ended March 31, 2001 and ICICI Bank's results of operations for the year ended March 31, 2001 and the pro forma adjustments discussed below and the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2002 includes ICICI's results of operations for the year ended March 31, 2002 and ICICI Bank's results of operations for the year ended March 31,2002, as well as the pro forma adjustments discussed below.

Purchase consideration

The purchase consideration for the reverse merger has been determined based on the average market price of ICICI Bank shares, prevailing at the date of announcement of the reverse merger and two days before and after that date. The purchase consideration is determined based on the step acquisition of 54.0% of the equity shares of ICICI Bank held other than by ICICI and is as follows:

Particulars	Rs. million (except share data)
Number of shares held other than by ICICI (54% of 220 million shares)	118.99
Value per share	101.11
Purchase consideration [(1)*(2)]	12,032
Add: Merger costs (g)	1,331
Fair value of ICICI Bank stock options (h)	27
Total purchase consideration	13,390

Allocation of fair valuation of net assets

The allocation of fair value of net assets of ICICI Bank at March 31, 2002 is as follows:

	Book Value	Fair Value	Difference	Adjustments to reflect step acquisition of 54%
	(in millions)			
Cash and cash equivalents	Rs. 98,487	Rs. 98,487	Rs. –	Rs. –
Securities	206,127	210,601	4,474	2,416
Loans	72,474	72,681	207	112
Goodwill and other intangibles	2,398	44	(2,354)	(1,271)
Other assets	25,319	25,204	(115)	(62)
Total assets	404,805	407,017	2,212	1,195
Deposits	325,221	325,959	738	398
Borrowings	29,785	29,951	166	90
Other liabilities	31,649	31,649	–	–
Total liabilities	386,655	387,559	904	488
Net assets	Rs. 18,150	Rs. 19,458	Rs. 1,308	Rs. 707

Intangible assets

The resulting excess of the cost over the fair value of the net assets acquired were accounted for as deposit and customer relationships. The deposit and customer relationships were determined as follows:

Particulars	(in millions)
Purchase consideration	Rs. 13,390
Less: Net assets taken over (54.0%)	10,508
Less: Deferred tax liability created on fair value differences	(352)
Intangible asset on step acquisition of 54.0%	Rs. 3,232
Add:46.0% of existing ICICI Bank goodwill	1,083
Intangible asset before gross up for deferred tax	4,315
Deferred taxes (36.75%)	2,506
Intangible asset after gross up for deferred tax (deposit and customer relationships)	Rs. 6,821

These unaudited pro forma condensed consolidated balance sheet and statements of income include adjustments to reflect the impact of the above preliminary purchase price allocations to the fair value of the acquired net assets of ICICI Bank. However, they do not reflect any adjustments resulting from benefits or synergies, resulting from the operations of the merged entity.

Pro forma adjustments

(a) Reflects elimination of all intercompany transactions and balances between ICICI and ICICI Bank.
(b) Reflects fair value adjustments on net assets (inclusive of tax impact) of ICICI Bank to the extent of 54% of common stock.
(c) Reflects customer and deposit intangibles of Rs. 5,110 million on step acquisition of 54% of ICICI Bank common stock and write-down of historical goodwill of ICICI Bank to the extent of 54% (Rs. 1,271 million).
(d) Reflects adjustments to the capital of ICICI to reflect the par value of the outstanding stock of ICICI Bank post amalgamation. The difference between the capital stock of ICICI and the capital stock of ICICI Bank is recorded as an adjustment to the additional paid-in capital of the merged entity. Also reflects changes to stockholders' equity to account for the step acquisition.
(e) Reflects elimination of investment in equity affiliate by transfer to treasury stock at carrying value.
(f) Reflects reversal of amortization of goodwill of ICICI Bank of Rs. 215 million for the year ended March 31, 2002, due to adoption of SFAS No. 141 and SFAS No. 142 by ICICI, with effect from April 1, 2001. This goodwill is non-deductible for tax purposes.
(g) Transaction costs to be incurred by ICICI in connection with the acquisition transaction are estimated at Rs. 1,331 million. These costs are considered as part of the purchase price allocation. Transaction costs to be incurred by ICICI Bank have not been considered as part of the purchase price allocation.
(h) Stock options of ICICI Bank have been assumed by ICICI. Consequently, the fair value of the options of ICICI Bank have been included as part of the purchase consideration.
(i) Reflects the reversal of the deferred tax charge created with respect to undistributed earnings of ICICI Bank as subsequent to the acquisition, this would not represent taxable temporary difference. This also reflects the reversal of the deferred tax liability on intangible assets (customer and deposit relationships) created on the step acquisition of ICICI Bank in line with the amortization of intangible asset arising on step acquisition of ICICI Bank.
(j) Includes gain on sale of stock of ICICI Bank amounting to Rs. 1,996 million and Rs. 57 million during the the year ended March 31, 2001 and March 31, 2002, respectively.
(k) Reflects accretion and amortization of fair value adjustments on loans, securities, deposits and borrowings.
(l) Reflects amortization of intangible asset arising on step acquisition of ICICI Bank.
(m) Reflects reversal of amortization of goodwill on account of acquisition of Bank of Madura by ICICI Bank.

Pro forma earnings per share:

	Year ended March 31, 2001		Year ended March 31, 2002	
	Basic	Fully diluted	Basic	Fully diluted
	(millions, except per share data)			
Pro forma earnings				
Income from continuing operations	Rs. 6,668	Rs. 6,668	Rs. 1,316	Rs. 1,316
Contingent issuances of subsidiaries/affiliates	–	(25)	–	–
Income (adjusted for full dilution)	6,668	6,643	1,316	1,316
Common stock				
Common stock of legal acquirer	613	613	613	613
Treasury stock	(101)	(101)	(101)	(101)
Dilutive effect of employee stock options [1]	–	–	–	–
Total	512	512	512	512
Pro forma earnings per share				
Income from continuing operations	Rs. 13.02	Rs. 12.97	Rs. 2.57	Rs. 2.57

_____

(1) Options granted to employees to purchase equity shares were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

MANAGEMENT

Directors and Executive Officers

The board of directors of the merged entity, consisting of 17 members at August 31, 2002, is responsible for the management of the merged entity's business. The organizational documents of the merged entity provide for a minimum of three directors. In connection with the amalgamation and pursuant to the terms of the Scheme of Amalgamation, the organizational documents of the merged entity have been amended to increase the maximum number of directors on the board from 12 to 21, excluding the government director and the debenture director (defined below), if any. The amendment of the merged entity's organizational documents was approved by the Reserve Bank of India, as required under the Indian Banking Regulation Act. The merged entity may, subject to the provisions of its organizational documents and the Indian Companies Act, change the minimum or maximum number of directors by a resolution, which is passed at a general meeting by a majority of 75.0% of the present and voting shareholders. In addition, under the Indian Banking Regulation Act, the Reserve Bank of India may require the merged entity to convene a meeting of its shareholders for the purposes of appointing new directors to its board of directors.

Subsequent to the amalgamation, the board of directors was reconstituted in view of the increase in the merged entity's scale of operations consequent to the amalgamation, and in compliance with the provisions of the Indian Banking Regulation Act, the Indian Companies Act, and the listing agreements with the Indian stock exchanges. The Indian Banking Regulation Act requires that not less than 51% of the directors should have special knowledge or practical experience in areas relevant to banking including accounting, finance, agriculture, banking and small scale industry. Accordingly, all of the merged entity's directors are professionals with special knowledge of one or more of the above areas. Of the 17 directors, seven are executive directors. Under the terms of the loan and guarantee facilities provided by the government of India to ICICI that have been transferred to the merged entity consequent to the amalgamation, the government of India is entitled to appoint and has appointed one representative to the board, currently Mr. D. C. Gupta. Of the remaining nine independent directors, the Chairman of the board, Mr. N. Vaghul, is the former chairman of ICICI, two directors are experts in the areas of agriculture and small-scale industries respectively as required by the Indian Banking Regulation Act, one is a consultant, one is a practicing chartered accountant, one is a professor of finance, one is a retired executive and two are from industrial companies.

The merged entity's organizational documents also provide that the merged entity may execute trust deeds securing its debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. There is no debenture director on the board of directors.

The board of directors has appointed Mr. K.V. Kamath and Ms. Lalita D. Gupte, previously non-executive directors on the board, as Managing Director & CEO and Joint Managing Director, respectively, effective May 3, 2002. Mr. K. V. Kamath and Ms. Lalita D. Gupte were Managing Director & CEO and Joint Managing Director & Chief Operating Officer – International Business, respectively, of ICICI. The board has re-designated Mr. H.N. Sinor as Joint Managing Director and appointed Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors effective May 3, 2002.

Pursuant to the provisions of the Indian Companies Act, at least two -thirds of the total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Indian Banking Regulation Act, none of the directors other than executive directors may hold office continuously for a period exceeding eight years. The tenures of appointment of Mr. K. V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji are until the dates on which their respective tenures as executive directors of ICICI would have expired, i.e. April 30, 2006 for Mr. K. V. Kamath, Ms. Kalpana Morparia and Mr. S. Mukherji and June 23, 2004 for Ms. Lalita D. Gupte. However, in order to comply with the Indian Companies Act and the merged entity's organizational documents, Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices of Joint Managing Director and Executive Directors, as applicable, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. The appointment of executive directors requires the approval of the Reserve Bank of India. The approval of the Reserve Bank of India for the appointment of Mr. K. V. Kamath as Managing Director & CEO, Ms. Lalita D. Gupte as Joint Managing Director and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors has been obtained. The tenure of appointment of Mr. H. N. Sinor is until May 31, 2003 and the tenures of appointment of Ms. Chanda D. Kochhar and Dr. Nachiket Mor are until March 31, 2006. The merged entity's other executive officers may hold office until they retire, unless they are discharged earlier by the merged entity.

The board of directors of the merged entity at August 31, 2002 had the following members:

Name, Designation and Profession	Age	Date of Appointment	Other appointments
Mr. Narayanan Vaghul **Chairman** **Chairman :** **Board Governance and Remuneration Committee** **Business Strategy Committee** **Credit Committee** **Risk Committee** **Profession :** **Development Banker**	66	March 27, 2002	**Chairman** ICICI Knowledge Park Intercommercial Bank, West Indies Mahindra Industrial Park Limited **Director** Air India Limited Apollo Hospitals Enterprise Limited Azim Premji Foundation Himatsingka Seide Limited Ispat International N.V., The Netherlands Ispat Mexicana, S.A. de C.V., Mexico Mahindra & Mahindra Limited Nicholas Piramal India Limited Technology Network (India) Private Limited Wipro Limited **Chairman - Board of Governors** Institute for Financial Management and Research India, Chennai **Member - Governing Body** National Institute of Public Finance and Policy, Delhi **Trustee** GIVE Foundation LNM Foundation Pratham, Mumbai Pratham, USA
Mr. Uday Madhav Chitale **Chairman:** **Share Transfer and Shareholders'/Investors' Grievance Committee** **Profession :** **Chartered Accountant**	52	August 21,1997	**Partner** M.P. Chitale and Company M.P. Chitale and Associates **Director** Crossdomain Solutions Private Limited D2K Technologies Private Limited DFK Consulting Services (India) Private Limited DFK International (the Netherlands) Indian Council for Dispute Resolution **Member - Executive Committee** Shishu Vihar Mandal **Member - Governing Council** Maharashtra Chamber of Commerce and Industry

Name, Designation and Profession	Age	Date of Appointment	Other appointments
Mr. Dinesh Chandra Gupta **Secretary (Banking & Insurance)** **Ministry of Finance & Company Affairs** **Government of India** **Profession :** **Government Service**	57	July 19, 2002	**Director** Industrial Development Bank of India Infrastructure Development Finance Company Limited Life Insurance Corporation of India National Bank for Agriculture and Rural Development State Bank of India
Dr. Satish Chandra Jha **Profession :** **Development Economist**	68	May 2, 1997	**Director** Phillips India Limited Walchand Capital Limited
Mr. Lakshmi Niwas Mittal **Profession :** **Industrialist**	52	May 3, 2002	**Director** Artha Limited Caribbean Ispat Limited Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. Dunmurray Company Unlimited Galmatias Limited Grupo Ispat International S.A. de C.V. Irish Ispat Limited Iscor Limited, South Africa Ispat Annaba Spa Ispat Canada Inc. Ispat Europe Group S.A. Ispat Germany GmbH Ispat Hamburger Stahlwerke GmbH Ispat Inland Holdings Inc. Ispat Inland Inc. Ispat Inland L.P. Ispat Inland S.A. Ispat International Limited Ispat International N.V. Ispat Karmet JSC Ispat Mexicana S.A. de C.V. Ispat Shipping Limited Ispat Sidbec Inc. Ispat Sidex Holdings B.V. Ispat Stahlwerk Ruhrort GmbH Ispat Tebessa Spa Ispat Unimetal S.A. Ispat US Holdings B.V. Ispat (US) Holdings Inc. Ispat US Investments B.V. Kent Wire (Ispat) Limited LNM Capital Limited LNM Holdings B.V. LNM Holdings N.V. LNM Holdings S.L. LNM International Ventures Limited LNM Internet Ventures Limited Lucre Limited Nestor Limited Nuav Limited Penna Colarada Servicios S.A.De C.V. PT Ispat Indo SC Ispat Sidex S.A. Tecvest Corporation N.V. Tommyfield Limited Trefileurope S.A. Walker Wire (Ispat) Inc. 3019693 Nova Scotia ULC 9064-4816 Quebec Inc.

Name, Designation and Profession	Age	Date of Appointment	Other appointments
Mr. Anupam Pradip Puri **Profession :** **Management Consultant**	56	May 3, 2002	**Director** Dr. Reddy's Laboratories Limited Godrej Consumer Products Limited HCL Technologies Limited Mahindra & Mahindra Limited
Mr. Somesh Ramchandra Sathe **Profession :** **Technocrat Entrepreneur**	57	January 29, 1998	**Managing Director** Arbes Tools Private Limited ESSP Meditek Private Limited Sukeshan Equipments Private Limited
Mr. Ramaswamy Seshasayee **Chairman :** **Audit Committee** **Profession :** **Company Executive**	54	May 3, 2002	**Managing Director** Ashok Leyland Limited **Chairman** Irizar TVS Pvt. Limited **Director** Ashley Holdings Limited Ashley Investments Limited Ashok Leyland Finance Limited EID Parry (India) Limited Ennore Foundries Limited Sundaram Newton Asset Management Company Limited
Mr. Priya Mohan Sinha **Profession :** **Professional Manager**	62	January 22, 2002	**Director** Azim Premji Foundation Bharti Televentures Limited Lafarge India Limited Wipro Limited **Member - Board of Governors** Management Development Institute **Member - Steering Committee** Federation of Indian Chamber of Commerce & Industry
Prof. Marti Gurunath Subrahmanyam **Profession :** **Professor of Finance, Economics and** **International Business**	56	May 3, 2002	**Director** Infosys Technologies Limited Nexgen Financial Holdings Limited Nexgen Re Limited Nomura Asset Management (U.S.A.), Inc. Supply Chainge Inc. Usha Communication Inc.
Mr. Kundapur Vaman Kamath **Managing Director & CEO** **Chairman :** **Committee of Directors** **Profession :** **Company Executive**	54	April 17, 1996 (Managing Director and Chief Executive Officer effective May 3, 2002)	**Chairman** ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Securities and Finance Company Limited ICICI Venture Funds Management Company Limited **Vice-Chairman - Governing Board** Indian School of Business **Director** Indian Institute of Management, Ahmedabad **Director - Asia Pacific** Visa International Asia-Pacific Regional Board, Singapore **Director - Board of Governors** Indian Institute of Information Technology, Bangalore **Member - Board** Confederation of Indian Industry

Name, Designation and Profession	Age	Date of Appointment	Other appointments
			Member - Advisory Board NCR Financial Solutions Group Limited, London **Member - Board of Governors** Karnataka Regional Engineering College, Mangalore **Member - Board of Management** Manipal Academy of Higher Education **Member - Court of Governors** Administrative Staff College of India **Member - Governing Board** National Institute of Bank Management **Trustee - Board of Trustees** Dr. T.M.A. Pai Foundation
Mr. Hoshang Noshirwan Sinor **Joint Managing Director** **Profession :** **Company Executive**	57	August 21, 1997	**Director** ICICI Lombard General Insurance Company Limited ICICI Venture Funds Management Company Limited **Chairman** Committee on Swadhan Network constituted by The Indian Banks' Association Confederation of Indian Industry – Banking Committee Confederation of Indian Industry - The National Committee on Banking (2002-03) **Member** ASSOCHAM - Corporate Governance Committee The Indian Institute of Bankers - Committee on Education and Training The Indian Institute of Bankers - Governing Council The Indian Banks' Association - Finance Committee The Indian Banks' Association - Managing Committee Narsee Monjee Institute of Management Studies - Governing Council Reserve Bank of India - Committee on the Payment Systems in India Reserve Bank of India - National Payments Council
Ms. Lalita Dileep Gupte **Joint Managing Director** **Chairperson :** **Asset Liability Management Committee** **Profession :** **Company Executive**	53	September 12, 1994 (Joint Managing Director effective May 3, 2002)	**Director** ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Securities and Finance Company Limited ICICI Venture Funds Management Company Limited
Ms. Kalpana Morparia **Executive Director** **Profession :** **Company Executive**	53	May 3, 2002	**Chairperson** ICICI Investment Management Company Limited **Director** ICICI Home Finance Company Limited ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited ICICI Securities and Finance Company Limited

Name, Designation and Profession	Age	Date of Appointment	Other appointments
Mr. Subrata Mukherji **Executive Director** **Profession :** **Company Executive**	49	May 3, 2002	**Director** ICICI Lombard General Insurance Company Limited ICICI Securities and Finance Company Limited
Ms. Chanda Kochhar **Executive Director** **Profession :** **Company Executive**	40	April 1, 2001	**Chairperson** ICICI Home Finance Company Limited **Director** ICICI Prudential Life Insurance Company Limited **Member** E-Visa Advisory Board for Asia Pacific
Dr. Nachiket Mor **Executive Director** **Profession :** **Company Executive**	38	April 1, 2001	**Chairman** Fixed Income Money Market and Derivatives Association of India **Regional Director** Global Association of Risk Professionals **Board Member & Chairman** **(Programmes Committee)** Institute for Financial Management and Research **Director** Azim Premji Foundation ICICI Home Finance Company Limited ICICI Venture Funds Management Company Limited **Member** National Dairy Development Board Investment Committee NSE Executive Committee for Futures & Options Segment RBI Technical Advisory Committee on Money and Government Securities Markets **Member - Review Group** Society for Education, Action & Research in Community Health (SEARCH) - ANKUR Project **Member- Steering Committee** NCFM- National Stock Exchange of India

The executive officers of the merged entity at August 31, 2002 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2002[1]	Shareholdings at September 5, 2002 [2]	Stock options granted in fiscal 2002 [3]	Total stock options granted at June 30, 2002
Mr. K.V. Kamath [4][5]	54	Managing Director and Chief Executive Officer	31	Rs. 15,248,667	18,500	120,000	375,000
Mr. H.N. Sinor	57	Joint Managing Director -Domestic Banking	36	Rs. 9,670,600	1,100	100,000	276,250
Ms. Lalita D. Gupte [4][5]	53	Joint Managing Director -International Banking	31	Rs. 12,928,725	6,041	110,000	327,500
Ms. Kalpana Morparia [4][5]	53	Executive Director – Corporate Centre	26	Rs. 7,651,439	16,190	100,000	215,000
Mr. S. Mukherji [4][5]	49	Executive Director – Project Finance and Special Assets	24	Rs. 8,429,909	2,504	100,000	208,000
Ms. Chanda D. Kochhar	40	Executive Director – Retail Banking	18	Rs. 7,825,151 [6]	3,881	80,000	155,000
Dr. Nachiket Mor	38	Executive Director – Wholesale Banking	15	Rs. 7,546,530 [6]	-	80,000	152,000
Mr. Sanjiv Kerkar [4][5]	51	Senior General Manager	26	Rs. 7,264,421	4,289	40,000	148,000
Ms. Ramni Nirula [4][5]	50	Senior General Manager	26	Rs. 5,656,332	2,066	60,000	132,000
Mr. P. H. Ravikumar [4][5]	51	Senior General Manager	29	Rs. 3,971,686	1,070	50,000	110,700
Mr. Devdatt Shah [4][5][7]	47	Senior General Manager	23	Rs. 5,737,506	–	–	60,000
Mr. Balaji Swaminathan [4][5]	37	Chief Financial Officer	13	Rs. 3,073,622	-	75,000	105,000

(1) Including bonuses as described under "–Compensation and Benefits to Directors and Officers– Bonus" and the merged entity's contribution to the gratuity, superannuation fund and provident fund as described under "–Compensation and Benefits to Directors and Officers- Gratuity, Superannuation Fund and Provident Fund."

(2) Executive officers and directors (executive and non executive) as a group held less than 0.1% of the merged entity's equity shares as of this date.

(3) Each stock option, once exercised, is equivalent to one equity share of the merged entity. ICICI Bank and ICICI granted these stock options to its executive officers at no cost. See "–Compensation and Benefits to Directors and Officers– Employee Stock Option Scheme" for a description of the other terms of these stock options. In fiscal 2002, Mr. K. V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Mr. S. Mukherji, Mr. Sanjiv Kerkar, Ms. Ramni Nirula, Mr. P. H. Ravikumar and Mr. Balaji Swaminathan received stock options from ICICI and the number of stock options mentioned above is the equivalent number of ICICI Bank stock options received by them pursuant to the Scheme of Amalgamation.

(4) Remuneration paid by ICICI for fiscal 2002, except salary for two days from March 30, 2002, as they were employees of ICICI in fiscal 2002.

(5) In accordance with the Scheme of Amalgamation, directors and employees of ICICI have received stock options in ICICI Bank equal to half the number of the outstanding unexercised stock options they held in ICICI. The stock options mentioned above include ICICI stock options converted into ICICI Bank stock options on this basis.

(6) Ms. Chanda Kochhar and Dr. Nachiket Mor were executive directors of ICICI Bank during fiscal 2002. Ms. Kochhar's total remuneration in fiscal 2002 was Rs. 7,825,151 of which Rs. 1,928,283 (being bonus and leave encashment for fiscal 2001) was paid by ICICI and Dr. Mor's total remuneration in fiscal 2002 was Rs. 7,546,530 of which Rs. 1,896,971 (being bonus and leave encashment for fiscal 2001) was paid by ICICI.

(7) Mr. Devdatt Shah has expressed his desire to resign from office due to personal reasons and is expected to step down as Managing Director and Chief Executive Officer of ICICI Securities by the end of 2002.

Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and gained experience in project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a major private sector group in Indonesia as advisor to the Chairman. Mr. Kamath joined the board of ICICI in October 1995. He was appointed Managing Director and Chief Executive Officer of ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-executive director on the board of ICICI Bank since April 1996. Effective May 3, 2002 the board appointed Mr. Kamath as Managing Director & CEO.

Mr. H. N. Sinor holds Bachelor's degrees in commerce and law. Mr. Sinor started his career with the Central Bank of India in September 1965 and moved to the Union Bank of India in 1969. He worked in various positions gaining experience in working capital finance, branch banking, resources and corporate planning. Mr. Sinor returned to Central Bank of India as its Executive Director in December 1996. Mr. Sinor joined ICICI Bank on July 1, 1997 and ICICI Bank's board on August 21, 1997 and was appointed ICICI Bank's Managing Director and Chief Executive Officer with effect from June 1, 1998. The board redesignated Mr. Sinor as Joint Managing Director with effect from May 3, 2002. He is currently in charge of domestic banking.

Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Masters degree in management science from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. She joined ICICI in 1971 where she worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the board of directors of ICICI in June 1994 as an executive director and was designated as the Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI. From July 2001, she was designated as Joint Managing Director and Chief Operating Officer – International Business. Ms. Lalita D. Gupte was a non-executive director on the board of ICICI Bank since September 1994. Effective May 3, 2002, the board appointed Ms. Gupte as Joint Managing Director. She is currently in charge of international business.

Ms. Kalpana Morparia holds Bachelor's degrees in science and law. She worked in the legal department of ICICI from 1975 to 1994. From 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated as a Senior General Manager of ICICI. She joined the board of directors of ICICI in May 2001. Effective May 3, 2002 the board appointed Ms. Morparia as an Executive Director. She is currently in charge of the merged entity's Corporate Centre which includes the strategy, risk management, legal, accounts, taxation, planning, management information systems, investor relations, secretarial, human resources management, corporate communications and facilities management and administration departments.

Mr. S. Mukherji holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai and a Master's degree from the London School of Economics. Mr. Mukherji worked in the projects and operations department of ICICI at Mumbai between 1978 and 1992. He was Zonal Manager of ICICI's Kolkata zonal office between 1992 and 1997. During 1997, he headed the western regional office of ICICI. He was designated as Senior General Manager of ICICI in 1998. He joined the board of directors of ICICI in May 2001. Effective May 3, 2002 the board appointed Mr. Mukherji as an Executive Director. He is currently in charge of the project finance and special assets management groups.

Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai and has wide experience in the fields of corporate credit, infrastructure financing, e-commerce strategy and retail business. She started her career in 1984 at ICICI in its projects department. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000 and was in charge of its retail business. She was appointed to the board of directors of ICICI Bank as an Executive Director in April 2001. She is currently responsible for retail banking.

Dr. Nachiket Mor holds a post-graduate diploma in finance management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in Financial Economics from the University of Pennsylvania, Philadelphia, USA. He started his career as an officer in the Corporate Planning and Policy Cell of ICICI in 1987. He has specialized knowledge in project finance, corporate planning and treasury. Dr. Mor was designated a Senior General Manager of ICICI in 2000 and was in charge of treasury and the social initiatives group. He was appointed to the board of directors of ICICI Bank as an Executive Director in April 2001. He is currently responsible for wholesale banking.

Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 until 1993, when he joined Asian Finance and Investment Company Limited (AFIC), an affiliate of the Asian Development Bank. Mr. Kerkar worked with AFIC from 1993 to 1996. In 1996, he re-joined ICICI as a General Manager and was in charge of the risk management department in ICICI. In 1998 he was designated as a Senior General Manager of ICICI. Currently, Mr. Kerkar heads the Organizational Excellence Group which is responsible for the merged entity's quality initiatives.

Ms. Ramni Nirula is a post-graduate in management studies from a reputed Indian University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. Ms. Nirula became General Manager in 1998 and was the Zonal Manager of the Delhi zonal office for the period 1998 to 2000. She was designated as Senior General Manager of ICICI in fiscal 2000. Currently, she is in charge of the Corporate Solutions Group in the Wholesale Banking Group. She is also responsible for ICICI Securities concurrently with Mr. Devdatt Shah.

Mr. P.H. Ravikumar is a graduate from Osmania University. Mr. Ravikumar started his career with Bank of India in 1972. He joined ICICI Bank in 1994. He became Senior Executive Vice-President in 1998 and was in charge of treasury, foreign exchange and credit. Mr. Ravikumar joined ICICI in April 2001 as Senior General Manager. Currently, he is in charge of the Emerging Corporates Group and Agri-Business Group in the Wholesale Banking Group.

Mr. Devdatt Shah is an electrical engineer from the Indian Institute of Technology, Mumbai and holds a Masters degree in Business Administration from the State University of New York. From 1979 to 1981, Mr. Shah was an associate consultant with Policy Planning and Evaluation Inc. Mr. Shah joined J.P. Morgan & Co. in 1981 and worked in various departments including equity research, structured products and financial advisory services. He left J.P. Morgan in 1995 to join India Capital Advisors, Toronto. In 1996, Mr. Shah joined the Canadian Imperial Bank of Commerce as Managing Director (India). Mr. Shah joined ICICI in 1999 and was appointed Managing Director and Chief Executive Officer of ICICI Securities. In July 2002, Mr. Shah expressed his desire to resign from office due to personal reasons and is expected to step down as Managing Director and Chief Executive Officer of ICICI Securities by the end of 2002.

Mr. Balaji Swaminathan is a graduate in commerce from Calcutta University, a chartered accountant and a cost and works accountant. Mr. Balaji Swaminathan started his career with KPMG International in 1989. He worked in KPMG India as Partner/Director from 1994 to 2001. He joined

ICICI in August 2001 as its Chief Financial Officer. He is the Chief Financial Officer of the merged entity.

Corporate Governance

The merged entity's corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all its constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of the merged entity's economic activities.

The merged entity's corporate governance framework is based on an effective independent board, the separation of the board's supervisory role from the executive management and the constitution of board committees, comprising a majority of independent directors and chaired by an independent director, to oversee critical areas and functions of executive management.

The merged entity's corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all shareholders.

The board's role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of the board include:

- approving corporate philosophy and mission;

- participating in the formulation of strategic and business plans;

- reviewing and approving financial plans and budgets;

- monitoring corporate performance against strategic and business plans, including overseeing operations;

- ensuring ethical behavior and compliance with laws and regulations;

- reviewing and approving borrowing limits;

- formulating exposure limits; and

- keeping shareholders informed regarding plans, strategies and performance.

To enable the board of directors to discharge these responsibilities effectively, executive management gives detailed reports on the performance of the merged entity on a quarterly basis.

The board functions either as a full board or through various committees constituted to oversee specific operational areas. These board committees meet regularly.

During fiscal 2002, there were eight committees constituted by the board of ICICI Bank, namely the Audit & Risk Committee, the Committee of Directors, the Compensation Committee, the Nomination Committee, the Share Transfer Committee, the Shareholders' Grievance Committee, the Steering Committee and the Settlement Committee. Subsequent to the amalgamation and the re-constitution of the board of directors, the merged entity's board has with effect from May 3, 2002, dissolved the old committees and constituted new committees of the board in order to create an effective corporate governance model, commensurate with the scale and complexity of the merged entity's operations. The constitution and main functions of the various committees are given below.

Audit Committee

The Audit Committee consists of three independent directors – Mr. R. Seshasayee and Mr. Uday M. Chitale, who are chartered accountants, and Mr. Somesh R. Sathe, and is chaired by Mr. R. Seshasayee.

The Audit Committee provides direction to the audit and risk management function and monitors the quality of the internal and statutory audits. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure financial statements are fair, sufficient and credible, recommending appointment and removal of central and branch statutory auditors and fixing their remuneration, reviewing the annual financial statements before submission to the board, reviewing adequacy of internal control systems and the internal audit function, reviewing compliance with the inspection and audit reports of the Reserve Bank of India and reports of statutory auditors, reviewing findings of internal investigations, discussing the scope of audit with external auditors and investigating reasons for substantial defaults, if any, of non-payment to stakeholders.

Board Governance & Remuneration Committee

The Board Governance & Remuneration Committee consists of three independent directors – Mr. N. Vaghul, Mr. R. Seshasayee and Mr. P. M. Sinha, and is chaired by Mr. N. Vaghul.

The functions of the Board Governance & Remuneration Committee include recommending appointments to the board, evaluating the performance of the Managing Director and Chief Executive Officer, the board and individual members on pre-determined parameters, recommending to the board the remuneration (including performance bonus and perquisites) to executive directors, approving the policy for and amount of bonus payable to employees, framing guidelines for the employees stock option scheme and recommending the grant of stock options to the merged entity's employees and executive directors and employees and executive directors of the merged entity's subsidiary companies and formulating a code of ethics and governance.

Business Strategy Committee

The Business Strategy Committee consists of five directors – Mr. N. Vaghul, Mr. Anupam Puri, Mr. R. Seshasayee, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of this Committee are independent directors and it is chaired by Mr. N. Vaghul.

The functions of this committee are to approve the annual income and expenditure and capital expenditure budgets for presentation to the board for final approval and to review and recommend to the board the business strategy of the merged entity.

Credit Committee

The Credit Committee consists of four directors – Mr. N. Vaghul, Dr. Satish C. Jha, Mr. Somesh R. Sathe, and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and it is chaired by Mr. N. Vaghul.

The functions of this Committee include reviewing developments in key industrial sectors and approving credit proposals in accordance with the authorization approved by the board.

Risk Committee

The Risk Committee consists of four directors – Mr. N. Vaghul, Mr. Uday M. Chitale, Mr. Marti G. Subrahmanyam and Mr. K. V. Kamath. The majority of the members of this committee are independent directors and it is chaired by Mr. N. Vaghul.

This committee reviews the merged entity's risk management policies in relation to various risks including portfolio, liquidity, interest rate, off-balance sheet and operational risks, investment policies and strategy, and regulatory and compliance issues in relation thereto.

Share Transfer & Shareholders'/Investors' Grievance Committee

The Share Transfer & Shareholders'/Investors' Grievance Committee consists of four directors – Mr. Uday M. Chitale, Mr. Somesh R. Sathe, Mr. H. N. Sinor and Ms. Kalpana Morparia, and is chaired by an independent director, Mr. Uday M. Chitale.

The functions and powers of this Committee include approving and rejecting transfers or transmissions of equity and preference shares, bonds, debentures and securities, including under stock options, issuance of duplicate certificates, allotment of shares and securities issued from time to time, review and redressal of shareholders' and investors' complaints, opening and operating of bank accounts for payment of interest and dividend and the listing of securities on stock exchanges.

Committee of Directors

The Committee of Directors consists of all the executive directors and is chaired by the Managing Director and Chief Executive Officer.

The functions and powers of this committee include reviewing performance against targets for various business segments and credit approvals in accordance with authorization approved by the board, borrowing and treasury operations and premises and property related matters.

Asset Liability Management Committee

The Asset Liability Management Committee consists of five executive directors and is chaired by Ms. Lalita D. Gupte.

The functions of this committee include managing the balance sheet, reviewing the asset-liability profile with a view to managing the market risk exposure and determining the deposit and lending rates.

Compensation and Benefits to Directors and Officers

Remuneration

Under the merged entity's organizational documents, each director, except the government director, is entitled to receive remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for each board or committee meeting is currently fixed at Rs. 5,000 (US$ 102). In addition, the merged entity reimburses directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for the merged entity beyond attending meetings, the merged entity may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their term of office.

At its meeting held on April 26, 2002, the board of directors appointed Mr. K. V. Kamath as Managing Director and Chief Executive Officer, Ms. Lalita D. Gupte as Joint Managing Director and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors effective May 3, 2002, and approved their remuneration effective that date. The board also revised the remuneration payable to Mr. H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor effective May 3, 2002. This was approved at the annual general meeting of the shareholders on September 16, 2002. The remuneration of executive directors requires the approval of the Reserve Bank of India. Approval of the Reserve

Bank of India for the remuneration of Mr. K. V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji and for the revision in remuneration of Mr. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor has been received.

The board or any committee thereof may in its exclusive discretion fix within the range stated below the salary payable to the executive directors:

Mr. K. V. Kamath, Managing Director and Chief Executive
 Officer……………………………………………………… Rs. 400,000 to Rs. 650,000 (US$ 8,192 to US$ 13,311) per month
Mr. H. N. Sinor, Joint Managing Director…………………...Rs. 200,000 to Rs. 400,000 (US$ 4,096 to US$ 8,192) per month
Ms. Lalita D. Gupte, Joint Managing Director……………… Rs. 200,000 to Rs. 400,000 (US$ 4,096 to US$ 8,192) per month
Ms. Kalpana Morparia, Executive Director…………………. Rs. 200,000 to Rs. 400,000 (US$ 4,096 to US$ 8,192) per month
Mr. S. Mukherji, Executive Director………………………... Rs. 200,000 to Rs. 400,000 (US$ 4,096 to US$ 8,192) per month
Ms. Chanda D. Kochhar, Executive Director……………….. Rs. 150,000 to Rs. 400,000 (US$ 3,072 to US$ 8,192) per month
Dr. Nachiket Mor, Executive Director……………………… Rs. 150,000 to Rs. 400,000 (US$ 3,072 to US$ 8,192) per month

The executive directors are entitled to perquisites (evaluated pursuant to Indian Income-Tax Rules, wherever applicable, and otherwise at actual cost to the merged entity), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the merged entity to the extent permissible under the Indian Income-tax Act, 1961, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of the merged entity from time to time.

Where accommodation is not provided, each of the executive directors is eligible for a house rent allowance of Rs. 50,000 (US$ 1,024) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the merged entity.

The total compensation paid by ICICI Bank to its executive directors, Mr. H.N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor in fiscal 2002 was Rs. 21 million (US$ 430,063).

The total compensation paid by ICICI to its executive directors and executive officers, Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Mr. S. Mukherji, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. Sanjiv Kerkar, Mr. Ramni Nirula, Mr. P.H. Ravikumar, Mr. Devdatt Shah and Mr. Balaji Swaminathan in fiscal 2002 was Rs. 65.7 million (US$ 1.3 million). Prior to their appointment as executive directors of ICICI Bank effective April 1, 2001, Ms. Chanda D. Kochhar and Dr. Nachiket Mor were employees of ICICI. During fiscal 2002, they received bonus and leave benefits for fiscal 2001 from ICICI in addition to their remuneration from ICICI Bank.

Bonus

Each year, the board of directors awards discretionary bonuses to employees, including executive directors, on the basis of performance and seniority. The performance of each employee is judged by a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees in fiscal 2002 was Rs. 198 million (US$ 4 million).

The aggregate amount paid by ICICI towards bonuses to all eligible employees in fiscal 2002 was Rs. 298 million (US$ 6 million).

Employee Stock Option Scheme

On January 24, 2000, ICICI Bank's board approved an employee stock option scheme to attract, encourage and retain high performing employees. ICICI Bank's shareholders approved this scheme at the extraordinary general meeting on February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of ICICI Bank's issued equity shares at March 31, 2000 could be allocated to employee stock options.

The employee stock option scheme as amended by the Scheme of Amalgamation limits the maximum number of options granted to any eligible employee (as defined below) to 0.05% of the merged entity's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of the merged entity's issued equity shares following the amalgamation. The stock options entitle the merged entity's eligible employees, and eligible employees of the merged entity's subsidiary companies to apply for equity shares. The options vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of the options is the closing market price on the stock exchange, which records the highest trading volume on the date of grant. An eligible employee is a permanent employee or a director of the merged entity or of its subsidiaries or its holding company. The merged entity has no holding company.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price [1]	
February 21, 2000	1,713,000	Rs. 171.90	US$ 3.52
April 26, 2001	1,580,200	170.00	3.48
March 27, 2002	3,155,000	120.35	2.46

_____

(1) The exercise price is equal to the market price of ICICI Bank's equity shares on the date of grant.

ICICI also had an employee stock option scheme for its directors and employees and the directors and employees of its subsidiary companies, the terms of which were substantially similar to the employee stock option scheme of ICICI Bank. The following table sets forth certain information regarding the stock option grants made by ICICI under its employee stock option scheme prior to the amalgamation. ICICI granted all of these stock options at no cost to its employees. ICICI had not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price [1]	
August 3, 1999	2,323,750	Rs. 85.55	US$ 1.75
April 28, 2000	2,902,500	133.40	2.73
November 14, 2000	20,000	82.90	1.70
May 3, 2001	3,145,000	82.00	1.68
August 13, 2001	60,000	52.50	1.08
March 27, 2002	6,473,700	60.25	1.23

_____

(1) The exercise price is equal to the market price of ICICI's equity shares on the date of grant. However, the share options granted on August 3, 1999 were accounted as a variable plan resulting in a compensation cost of Rs. 97 million (US$ 2 million) which is being amortized over the vesting period.

The following table sets forth particulars of options granted by ICICI Bank (not including options granted by ICICI) and ICICI to date.

Particulars	ICICI Bank	ICICI
Options granted..	6,448,200	14,924,950
Options vested	1,172,540	3,035,750
Options exercised..	–	33,900
Options forfeited/lapsed	248,225	984,750
Extinguishment or modification of options...........................	–	–
Amount realized by sale of options	–	Rs. 3 million (US $ 61,438)
Total number of options in force..	6,199,975	13,906,300

In accordance with the Scheme of Amalgamation, directors and employees of ICICI and its subsidiary companies have received stock options in the merged entity equal to half the number of their outstanding unexercised stock options in ICICI. The exercise price for these options is equal to twice the exercise price for the ICICI stock options. All other terms and conditions of these options are similar to those applicable to ICICI Bank's stock options pursuant to its employee stock option scheme.

In April 2000, ICICI Infotech approved an employee stock option plan. Under the plan, ICICI Infotech is authorized to issue up to 5.0% of its issued equity shares at the time of grant of the options to an eligible employee and 25.0% of its issued equity shares at the time of grant of the options, in aggregate, to all the eligible employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over a three-year period with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year from the date of grant of the options. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. ICICI Infotech granted 2,044,800 options during fiscal 2002 at the fair value of the underlying shares on the grant date of Rs. 68 (US$ 1.39) per equity share. ICICI Infotech granted 2,347,800 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 37.50 (US$ 0.77) per equity share. As shares of ICICI Infotech are not quoted on stock exchanges, the fair value represents management's best estimates considering all available factors. Of the stock options granted, 449,360 were forfeited by year-end fiscal 2002. Of the stock options granted, 1,125,900 were granted to the merged entity's directors and executive officers.

In July 2000, ICICI Venture approved an employee stock option plan under which ICICI Venture was authorized to issue up to 125,000 equity shares to its employees and employees of ICICI and ICICI group companies. Eligible employees were granted an option to purchase shares subject to vesting conditions. The options vest over a period of three years with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. ICICI Ventures granted 81,400 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 835 (US$ 17.10) per equity share. As shares of ICICI Venture are not quoted on exchanges, the fair value represents management's best estimates considering all available factors. Of the above, 2,500 stock options were forfeited by year-end fiscal 2001. ICICI Venture's employee stock option plan was withdrawn in February 2002. ICICI Venture did not grant any stock options in fiscal 2002. Of the stock options, 20,425 were granted to the merged entity's directors and executive officers.

Loans

ICICI Bank had, and the merged entity has, internal rules and regulations to grant loans to employees to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank's loans to employees were made at interest rates ranging from 3.5% to 11.0% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. ICICI Bank had given loans to its employees for purchasing its shares in the offering made by ICICI in June 1997 at the public offering price. Bank of Madura had also given loans to employees for purchasing preferential shares in the offering made by Bank of Madura in August 1995. At year-end fiscal 2002, there were loans of Rs. 792 million (US$ 16 million) outstanding to employees of ICICI Bank. Pursuant to the Indian Banking Regulation Act, ICICI Bank's non-executive directors were not eligible for any loans. There was no outstanding loan from ICICI Bank to its directors as of March 31, 2002.

ICICI had internal rules and regulations to grant loans to employees to acquire certain assets such as property or vehicles. ICICI's loans to employees were made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. At year-end fiscal 2002, there were loans of Rs. 745 million (US$ 15 million) outstanding to ICICI's employees, including Rs. 11 million (US$ 225,271) to certain of its directors and executive officers.

ICICI Personal Financial Services had similar internal rules and regulations and granted loans at interest rates ranging from 2.5% to 3.5% per annum, repayable over fixed periods of time. These loans are generally secured by assets acquired by the employees. At year-end fiscal 2002, there were loans of Rs. 155 million (US$ 3 million) outstanding to employees of ICICI Personal Financial Services.

ICICI Capital Services had internal rules and regulations to grant loans to employees to acquire certain assets such as property or vehicles. These loans to employees were made at interest rates ranging from 2.5% to 3.5% per annum and were repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. At year-end fiscal 2002, there were loans of Rs. 11 million (US$ 225,271) outstanding to employees of ICICI Capital Services.

Gratuity

Under Indian law, the merged entity is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. The merged entity makes contributions to five separate gratuity funds, for ICICI Bank employees (other than employees inducted from Bank of Madura), employees inducted from ICICI, Bank of Madura, ICICI Personal Financial Services and ICICI Capital Services.

The gratuity funds for employees of ICICI Bank and ICICI Personal Financial Services are administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2002 for employees of ICICI Bank and ICICI Personal Financial Services was Rs. 50 million (US$ 1 million) and Rs. 4 million (US$ 81,917) respectively.

In respect of employees inducted from ICICI, Bank of Madura and ICICI Capital Services, separate gratuity funds are managed by in-house trustees. Actuarial valuation of the funds is done by an independent actuary. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from ICICI, Bank of Madura and ICICI Capital Services based on the latest unaudited figures, at year-end fiscal 2002 were Rs. 221 million (US$ 4.5 million), Rs. 360 million (US$ 7 million), and Rs. 5 million (US$ 102,396) respectively.

Superannuation Fund

The merged entity contributes 15.0% of the total annual salary of each employee to two separate superannuation funds, for ICICI Bank employees and employees inducted from ICICI respectively. The funds are administered by the Life Insurance Corporation of India. The merged entity's employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. The merged entity also gives a cash option to its employees, allowing them to receive the amount contributed by the merged entity in their monthly salary during their employment. The total corpus of the superannuation fund for ICICI Bank employees was Rs. 510 million (US$ 10 million) at year-end fiscal 2002. The total corpus of the superannuation fund for employees inducted from ICICI was Rs. 400 million (US$ 8 million) at year-end fiscal 2002.

Provident Fund

The merged entity is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for ICICI Bank employees (other than employees inducted from Bank of Madura), and employees inducted from ICICI, Bank of Madura (other than those employees who have opted for pensions), ICICI Personal Financial Services and ICICI Capital Services. These funds are managed by in-house trustees. Each employee, contributes 12.0% of his or her salary and the merged entity contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for ICICI Bank employees (other than employees inducted from Bank of Madura), and the employees inducted from ICICI and Bank of Madura, based on the latest unaudited figures, at year-end fiscal 2002 were Rs. 178 million (US$ 4 million), Rs. 444 million (US$ 9 million) and Rs. 610 million (US$12 million) respectively. The total corpuses of the funds for employees inducted from ICICI Personal Financial Services and ICICI Capital Services based on the latest audited figures at year-end fiscal 2002 were Rs. 12 million (US$ 245,751) and Rs 18 million (US$ 368,626) respectively. ICICI Bank made contributions of Rs. 33 million (US$ 675,814) and Rs. 21 million (US$ 430,063) to the funds for ICICI Bank employees (other than employees inducted from Bank of Madura) and employees inducted from Bank of Madura, respectively, during fiscal 2002. ICICI made a contribution of Rs. 31 million (US$ 634,856) to the provident fund for its employees during fiscal 2002. ICICI Personal Financial Services and ICICI Capital Services made contributions of Rs. 6 million (US$ 122,875) and Rs. 2 million (US$ 40,958), respectively, to the provident funds for their employees during fiscal 2002.

Pension Fund

Out of the employees inducted from Bank of Madura, 1,162 employees have opted for pensions and 1,499 employees have opted for a provident fund. For employees who have opted for a provident fund, the merged entity's contribution of 10.0% of his or her salary is credited to the provident fund every month. For employees who have opted for pensions, the merged entity's contribution of 10.0% of his or her salary is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who have opted for pensions are entitled to a monthly pension from the day after their retirement. The merged entity also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2002 was Rs. 823 million (US$ 17 million).

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of the merged entity's directors or executive officers.

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by the merged entity. This is the latest available information to the merged entity's knowledge at year-end fiscal 2002.

Introduction

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India's financial sector, including the following:

- commercial banks;

- long-term lending institutions;

- non-bank finance companies, including housing finance companies; and

- other specialized financial institutions, and state-level financial institutions.

Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India's economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The second phase of the reform process began in 1999. See ''—Banking Sector Reform—Committee on Banking Sector Reform (Narasimham Committee II)''.

This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks and the long-term lending institutions. This is followed by a brief summary of the banking reform process along with the recommendations of various committees that have played a key role in the reform process. A brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks is then presented. Finally, reforms in the non-banking financial sector are briefly reviewed.

Reserve Bank of India

The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country's money supply and foreign exchange and also serves as a bank for the government of India and for the country's commercial banks. In addition to these traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for impaired assets, investment valuation and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding the Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on the merged entity, see ''Supervision and Regulation''.

Commercial Banks

Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2002, there were 299 scheduled commercial banks in the country, with a network of 66,276 branches serving approximately Rs. 10.97 trillion (US$ 225 billion) in deposit accounts. Scheduled commercial banks are banks which are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks. Commercial banks have a presence throughout India, with nearly 71.1% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 4 6,316 branches, and account for 72.5% of the outstanding gross bank credit and 77.2% of the aggregate deposits of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

The State Bank of India is the largest public sector bank in India. At year-end fiscal 2002, the State Bank of India and its seven associate banks had 13,556 branches. They accounted for 24.7% of aggregate deposits and 26.9% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2002 with 14,486 branches, accounting for 4.0% of aggregate deposits and 2.7% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the ''new'' private sector banks. With the merger of Times Bank Limited into HDFC Bank Limited in February 2000, there are only eight "new" private sector banks at present. In addition, 24 private sector banks existing prior to July 1993 are currently operating. Bank of Madura was an "old" private sector bank before it was acquired by ICICI Bank effective March 10, 2001.

At year-end fiscal 2002, private sector banks accounted for approximately 13.7% of aggregate deposits and 17.5% of gross bank credit outstanding of the scheduled commercial banks. Their network of 5,290 branches accounted for 8.0% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

At year-end fiscal 2002, there were approximately 40 foreign banks with 184 branches operating in India. Foreign banks accounted for 5.1% of aggregate deposits and 7.3% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2002. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. Foreign banks operate in India through branches of the parent bank. While presenting its budget for fiscal 2003, the government of India announced that foreign banks would be permitted to incorporate subsidiaries in India. Subsidiaries of foreign banks will have to adhere to all banking regulations, including priority sector lending norms, applicable to domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, in recent years, some of the larger foreign banks have started to make consumer financing a larger part of their portfolios based on the growth opportunities in this area in India. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance.

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative societies, and the National Bank for Agriculture and Rural Development (NABARD) for State Co-operative Banks and District Central Co-operative Banks. In its monetary and credit policy for fiscal 2002, the Reserve Bank of India proposed the setting up of a new supervisory body exclusively to oversee cooperative banks, which could take over the entire inspection and supervisory functions in relation to scheduled and non-scheduled urban cooperative banks.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included ICICI, Industrial Development Bank of India, IFCI Limited and Industrial Investment Bank of India. ICICI has now been amalgamated into ICICI Bank, which is a private sector commercial bank.

The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process has required them to expand the scope of their business activities. Their new activities include:

- fee-based activities like investment banking and advisory services; and
- short-term lending activity including issuing corporate finance and working capital loans.

In addition, there are three other investment institutions at the national level, Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, which also provide long-term financial assistance to the industrial sector.

Non-Bank Finance Companies

There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities and Finance Company Limited, the investment-banking subsidiary of the merged entity, is a non-bank finance company, which does not accept public deposits. The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting.

Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Until recently, Housing Development Finance Corporation Limited was the premier institution providing housing finance in India. In recent years, several other players including banks have entered the housing finance industry. The merged entity is a major housing finance provider and also has a subsidiary housing finance company, ICICI Home Finance Company Limited. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme. The Reserve Bank of India has directed commercial banks to lend at least 3.0% of their incremental deposits in the form of housing loans. Further, the Reserve Bank of India has reduced the risk weight for loans for residential properties to 50.0% for the purpose of determining capital adequacy. Housing loans up to certain limits prescribed by the Reserve Bank of India as well as mortgage-backed securities qualify as priority sector lending under the Reserve Bank of India's directed lending rules. See also "Supervision and Regulation – Capital Adequacy Requirements" and "Supervision and Regulation – Directed Lending – Priority Sector Lending."

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, ICICI Venture Funds Management Company Limited, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

State Level Financial Institutions

State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium-sized enterprises. The state financial institutions are expected to achieve balanced regional socio-economic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large-sized enterprises.

Impact of Liberalization on the Indian Financial Sector

Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government's various socio-economic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

The focus of the commercial banks was primarily to mobilize household savings through demand and time deposits and to use these deposits to meet the short-term financial needs of borrowers in industry, trade and agriculture. In addition, the commercial banks provided a range of banking services to individuals and business entities.

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions' product portfolios, have progressively intensified the competition between banks and long-term lending institutions. The Reserve Bank of India has permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential norms as applicable to banks.

Banking Sector Reform

Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, bank profitability was low, impaired assets were comparatively high, capital adequacy was diminished, and operational flexibility was hindered.

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

- with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. This meant that the significance of the statutory liquidity ratio shifted from being a major instrument for financing the public sector in the pre-reform era to becoming a prudential requirement;

- similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 5.0% currently;

- special tribunals were created to resolve bad debt problems;

- most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

- substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 1999, aggregate recapitalization amounted to Rs. 204.5 billion. The stronger public sector banks were given permission to issue equity to further increase capital; and

- banks were granted the freedom to open or close branches.

Committee on Banking Sector Reform (Narasimham Committee II)

The second Committee on Banking Sector Reform (Narasimham Committee II) submitted its report in April 1998. The major recommendations of the committee were in respect of capital adequacy requirements, asset classification and provisioning, risk management and merger policies. The Reserve Bank of India accepted and began implementing many of these recommendations in October 1998.

Working Group on Role of Banks and Financial Institutions

In December 1997, the Reserve Bank of India created a working group under the chairmanship of S. H. Khan to harmonize the role and operations of long-term lending institutions and banks. In its report submitted in April 1998, the Khan Working Group recommended that banks and long-term lending institutions progressively move towards universal banking and encouraged the development of a regulatory framework for this purpose.

Based on the recommendations of the Khan Working Group and the Narasimham Committee II, the Reserve Bank of India, in January 1999, issued a discussion paper entitled ''Harmonizing the Role and Operations of Development Financial Institutions and Banks'', describing the future of the financial system.

Recent Structural Reforms

Universal Banking Guidelines

Universal banking in the Indian context means the transformation of long-term lending institutions into banks. Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. If a long-term lending institution chose to exercise the option available to it and formally decided to convert itself into a universal bank, it could formulate a plan for the transition path and a strategy for smooth conversion into a universal bank over a specified time frame. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. The salient features of the guidelines included the following.

Reserve requirements. Following conversion into a universal bank, a long-term lending institution would have to comply with the cash reserve ratio and statutory liquidity ratio requirements under the provisions of the Reserve Bank of India Act and the Indian Banking Regulation Act;

Priority sector lending. Following conversion of a long-term lending institution into a universal bank, the obligation to lend to the priority sector up to a prescribed percentage of net bank credit would apply;

Permissible activities. Any activity currently undertaken by a long-term lending institution but not permissible for a bank under the provisions of the Banking Regulation Act would have to cease or be divested after the conversion of a long-term lending institution into a universal bank;

Nature of subsidiaries. If any of the existing subsidiaries of a long-term lending institution were engaged in an activity not permitted under the provisions of the Indian Banking Regulation Act, then on conversion of the long-term lending institution into a universal bank, such subsidiary or activity would have to be separated from the operations of the universal bank since the provisions of the Indian Banking Regulation Act permit a bank to have subsidiaries only for specified activities;

Restriction on investments. A long-term lending institution with an equity investment in a company in excess of 30.0% of the paid up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less, following its conversion into a universal bank, would be required to divest such excess holding to comply with the provisions of the Indian Banking Regulation Act.

Legislative Framework for Recovery of Debts due to Banks

Following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. The purpose of this legislation is to provide for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. This act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. This Act, however, has not been repealed to date.

In June 2002, the President of India promulgated the Securitization and Reconstruction of Financial Assets and Enforcement of Security Ordinance, 2002, which was re-promulgated in August 2002. The ordinance provides that a secured creditor may, in respect of loans classified as non-performing in accordance with Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This ordinance is yet to be approved by legislation passed by the Indian parliament.

As part of its effort to continue bank reform, the Reserve Bank of India has announced a series of measures in its monetary and credit policy statements aimed at deregulating and strengthening the financial system.

Credit Policy for Fiscal 2002

In the monetary and credit policy for fiscal 2002, the Reserve Bank of India introduced the following major changes applicable to the banking and financial sector:

- With effect from March 31, 2004, loans are to be classified as impaired by banks when interest payment or principal repayment is overdue for more than 90 days (currently 180 days).

- Banks were allowed to maintain a minimum of 50.0% of their cash reserve requirements in the first week of the reporting cycle and 65.0% in the following week.

- Lending below the prime lending rate by banks was allowed.

- The minimum term for term deposits of Rs.1.5 million and above was reduced to seven days from 15 days.

- The interest rate on cash reserve balances maintained with the Reserve Bank of India was raised to 6.0% from the existing level of 4.0%.

- Inter-bank term liabilities for terms from 15 days up to one year were freed from the computation of the minimum 3% cash reserve requirement.

- The exposure ceiling is computed uniformly in relation to total capital as defined under International Capital Adequacy Standards effective March 31, 2002. Total capital now includes both Tier-1 and Tier-2 capital.

- Non fund-based exposures will be reckoned at 100.0% in computing exposure limits effective April 1, 2003.

- The ceiling on exposure for a single borrower was brought down to 15.0% of total capital from 20.0% and the group exposure ceiling was brought down to 40.0% of total capital from 50.0% effective March 31, 2002.

The mid-term review of monetary and credit policy for fiscal 2002 introduced the following major changes in the banking and financial sector:

- The bank rate, the rate at which the Reserve Bank of India provides refinance to the banking system, was reduced from 7.0% to 6.5%.

- The minimum cash reserve balances required to be maintained by banks with the Reserve Bank of India were reduced from 7.5% to 5.5% of their demand and time liabilities in India, excluding inter-bank liabilities.

Credit Policy for Fiscal 2003

In the monetary and credit policy for fiscal 2003, the Reserve Bank of India introduced the following major changes applicable to the banking and financial sector:

The minimum cash reserve balances required to be maintained by banks with the Reserve Bank of India were further reduced from 5.5% to 5.0% of their demand and time liabilities in India, excluding inter-bank liabilities, effective June 15, 2002.

To impart flexibility to the interest rate structure, banks have been encouraged to introduce a flexible interest rate system for all new deposits with reset at six-monthly intervals, and to devise schemes for encouraging depositors to convert their existing long-term fixed rate deposits into variable rate deposits.

Banks are now required to announce the maximum spread over the prime lending rate for all advances other than consumer credit, as well as provide information on maximum and minimum interest rates charged to their borrowers and deposit rates for various maturities.

Reforms of the Non-Bank Finance Companies

The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. A new set of regulatory measures were announced by the Reserve Bank of India in January 1998. Effective from November 1, 2001, the Reserve Bank of India stipulated a cap of 12.5% on interest rates on the deposits raised from the public by non-bank finance companies.

Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. These include requiring non-bank finance companies to register and to have minimum net owned funds of Rs. 2.5 million. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and beginning in April 1999, 15.0% of public deposits must be maintained.

The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because these companies are subject to deposit regulations and standards. Companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

- a minimum net owned fund of Rs. 2.5 million is mandatory before existing non-bank finance companies may accept public deposits;

- a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

- permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

- non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million for all new non-bank finance companies. In the government of India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

Proposed Measures for Reform of Unit Trust of India

Unit Trust of India, a large investment institution in India, with a high level of investment in equity securities, is currently facing difficulties in meeting redemption and assured return obligations due to a significant decline in the market value of its securities portfolio. The government of India has announced a package of reform measures for Unit Trust of India, including guaranteeing redemption and assured return obligations to the unit holders, subject to restrictions on the maximum permissible redemption amount. The reform package also provides for the division of Unit Trust of India into two mutual funds structured in accordance with the regulations of the Securities and Exchange Board of India, one comprising assured return schemes and the other comprising net asset value based schemes. In view of the significance of Unit Trust of India in the Indian financial system, the difficulties faced by Unit Trust of India and the Indian government's reforms package may have an impact on the Indian financial sector.

Regulations Review Authority

In March 1999, the Reserve Bank of India set up a Regulations Review Authority to provide an opportunity to the public at large to seek justification for and suggest deletion or modification of any regulation, circular or return issued, or required by the Reserve Bank of India. This authority is neither a forum for grievance redressal nor a policy-making forum. This authority will, however, convey its views on an application to the relevant department of the Reserve Bank of India. Based on the recommendations of this authority, some of the existing regulations may come under review over time.

Insurance

The R. N. Malhotra Committee was set up in April 1993 to recommend reforms in the insurance industry. This committee submitted its report on January 7, 1994 and its major recommendations were as follows:

- the entry of the private sector in the insurance industry should be allowed;

- India's two insurance corporations, the Life Insurance Corporation of India and General Insurance Corporation of India should be privatized, with the government retaining a 50.0% stake;

- the licensing system for surveyors should be abolished;

- the tariff regime in general insurance must continue;

- contributions to pension schemes must be exempt from tax;

- settlement of claims must be expedited; and

- high priority should be given to activating the regulatory apparatus.

As a first step towards implementation of the recommendations of the Malhotra Committee on Reforms in the Insurance Sector, the government of India's budget for fiscal 1996 indicated that an independent regulatory authority would be set up for the insurance industry, and the Insurance Regulatory Authority was set up in 1996.

In December 1999, the parliament approved the Insurance Regulatory and Development Authority Bill, 1999. This bill has opened up the Indian insurance sector for foreign and private investors. This bill allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion to carry out the business of life insurance or general insurance or Rs. 2.0 billion to carry out exclusively the business of reinsurance. The Insurance Regulatory and Development Authority was established to protect the interests of holders of insurance policies, to regulate, promote and ensure orderly growth of the insurance industry and for matters connected therewith.

In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The objective of the guidelines is to allow only financially strong banks and financial institutions to enter the insurance business. These guidelines permit banks and financial institutions to enter the business of underwriting insurance through joint ventures if they meet the stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record and level of impaired loans and the performance of their existing subsidiary companies. These guidelines specify the maximum percentage of the paid up capital and of the net worth of the bank or financial institution that can be invested in the joint venture. To keep the risks associated with each of the businesses distinct, the guidelines envisage an ''arms length'' relationship between the bank or financial institution and the insurance company. Banks that do not satisfy the prescribed criteria are allowed to enter the insurance business as strategic investors, without risk participation, to the extent of 10.0% of their net worth or Rs. 500 million, whichever is lower. Approval from the Reserve Bank of India is mandatory in all cases. Currently, foreign equity participation of up to 26.0% is allowed in the insurance sector subject to the issuance of a necessary license by the Insurance Regulatory and Development Authority.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker's Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by the banks.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

The merged entity, being licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires the merged entity to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for impaired assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of the banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

Banks are required to obtain licenses from the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, the merged entity is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India.

Capital Adequacy Requirements

The merged entity is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices, 1998, require the merged entity to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve pursuant to the Indian Income-Tax Act as reduced by equity investments in subsidiaries, intangible assets, gap in provisioning and losses in the current period and those brought forward from the previous period.

Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. Tier 2 capital cannot exceed Tier 1 capital.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Standby letters of credit/ guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a 100.0% risk weight. Capital requirements have also been prescribed for open foreign currency exposures and open positions in gold. In respect of banks and financial institutions, a risk weight of 2.5% to cover market risk has to be assigned in respect of the entire investment portfolio effective March 31, 2001 over and above the existing risk weights for credit risk in non-government and non-approved securities. Banks and financial institutions are required to assign a 100.0% risk weight for all state government guaranteed securities issued by defaulting entities. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

Loan Loss Provisions and Impaired Assets

In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. The discussion of asset quality in this annual report is under US GAAP and the US GAAP standards applied are set forth in "'Business—Impaired Loans."

The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to the merged entity's loans, debentures, lease assets, hire purchases and bills are set forth below.

Impaired Assets

An impaired asset (also called non-performing assets pursuant to the Reserve Bank of India guidelines) is an asset in respect of which any amount of interest or principal is overdue for more than two quarters. In particular, an advance will be an impaired asset where:

- interest and/or instalment of principal remains overdue for a period of more than 180 days in respect of a term loan;

- the account remains "out-of-order" for a period of more than 180 days in respect of an overdraft or cash credit;

- the bill remains overdue for a period of more than 180 days in case of bills purchased and discounted;

- interest and/or principal remains overdue for two harvest seasons but for a period not exceeding two half years in the case of an advance granted for agricultural purposes; and

- any amount to be received remains overdue for a period of more than 180 days in respect of other accounts.

With effect from fiscal 2004, banks will be required to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Interest in respect of impaired assets is not recognized or credited to the income account unless collected.

Asset Classification

In line with the Reserve Bank of India master circular on income recognition, asset classification and provisioning pertaining to advances portfolio of banks, issued in July 2002 for banks, non-performing assets are classified as described below:

Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months (12 months effective fiscal 2004). In such cases, the current net worth of the borrower / guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets. Assets that are non-performing assets for more than 18 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. With effect from year-end fiscal 2004, an asset will be classified as doubtful if it remains in the sub-standard category for 12 months.

Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank India inspection but the amount has not been written off fully.

There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

The Reserve Bank of India also has separate guidelines for the treatment of restructured assets. A rescheduling of the instalments of principal alone does not cause a standard asset to be classified in the sub-standard category provided the loan or credit facility is fully secured. A rescheduling of interest element does not cause an asset to be downgraded to the sub- standard category subject to the condition that the amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. In respect of restructured sub-standard accounts, a rescheduling of the instalments of principal alone renders a sub-standard asset eligible to be continue d in the sub-standard category for the specified period, provided the loan/credit facility is fully secured. A rescheduling of interest element renders a sub-standard asset eligible to be continued to be classified in the sub-standard category for the specified period subject to the condition that the amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. The objective of the this framework is to ensure a timely and transparent mechanism for the restructuring of the corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporates that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeho lders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

- *Standard Assets.* A general provision of 0.25% is required.

- *Sub-Standard Assets.* A general provision of 10.0% is required.

- *Doubtful Assets.* A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 50.0% provision is required to be taken against the secured asset as follows:

  - Up to one year: 20.0% provision

  - One to three years: 30.0% provision

  - More than three years: 50.0% provision

- *Loss Assets*. The entire asset is required to be written off or provided for.

While the provisions indicated above are mandatory, a higher provision in a loan amount would be required if considered necessary.

Regulations relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of Reserve Bank of India, which are now in effect, are as follows:

- The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies.

- Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. The prime lending rate is the minimum rate of interest charged by banks on advances of over Rs. 200,000. Separate prime lending rates can be fixed for short-term and long-term credit. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than consumer credit. The interest charged by banks on advances up to Rs. 200,000 to any one entity (other than most personal banking loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

The Reserve Bank of India, however, does not require interest rates to be linked to the bank's prime lending rate in respect of the following categories:

- loans covered by the refinance scheme of financial institutions;

- interest rates on bank lending to intermediary agencies including housing finance intermediary agencies;

- bill discounting by banks; and

- advances or overdrafts against domestic and non-resident deposits.

With respect to cash credit facilities (revolving asset-backed overdraft facilities for meeting working capital needs), up to 80.0% of the facility can be in the form of a demand loan.

Penalty interest represents additional interest charged over and above the base rate of interest on certain events, including default in the repayment of loans. Penalty interest is not chargeable for loans up to Rs. 25,000. For loans over Rs. 25,000, penalty interest cannot exceed 2.0%.

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

Directed Lending

Priority Sector Lending

The Reserve Bank of India requires commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit, and 1% of the previous year's net bank credit required to be lent under the Differential Rate of Interest scheme. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored developmental banks like the National Bank for Agriculture and the Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year or five years.

The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India's approval of the amalgamation, the merged entity is required to maintain a total of 50.0% of its net bank credit on the residual portion of its advances (i.e., the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of the total net bank credit of the merged entity.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank's net bank credit is required to be in the form of export credit. The merged entity provides export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Credit Exposure Limits

As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group).

The limits set by the Reserve Bank of India are as follows:

- Internationally, exposure ceilings are computed in relation to total capital as defined under capital adequacy standards (Tier 1 and Tier 2 capital). Taking into account the best international practices, the Reserve Bank of India adopted the concept of capital funds as defined under capital adequacy standards for determining the exposure ceiling uniformly both for domestic and foreign banks, effective from March 31, 2002.

- In line with international best practices, the Reserve Bank of India decided that non-fund based exposures should be calculated at 100.0% and in addition, banks should include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective from April 1, 2003.

- As the concept of capital funds has been broadened to represent total capital (Tier 1 and Tier 2), the Reserve Bank of India adjusted the exposure ceiling for single borrowers from 20.0% to 15.0% effective from March 31, 2002. Similarly, the group exposure limits have been adjusted to 40.0% of capital funds effective from March 31, 2002. In case of financing for infrastructure projects, the limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds.

Credit exposure is the aggregate of:

- all types of funded and non-funded credit limits,

- facilities extended by way of equipment leasing, hire purchase finance and factoring services,

- advances against shares, debentures, bonds and units of mutual funds to stock brokers and market makers,

- bank loan for financing promoters' contributions, and

- bridge loans against equity flows/issues.

The merged entity is in compliance with these limits, except in the case of two borrowers to whom its exposures are in excess of the single borrower exposure limit. This is mainly due to the write-down of reserves pursuant to the fair valuation of ICICI's assets for the purpose of accounting for the amalgamation under Indian GAAP. ICICI had not exceeded the limit at the time of providing the assistance. Subsequent to the amalgamation, the merged entity has applied to the Reserve Bank of India for its approval for exceeding the exposure limit in respect of these two borrowers.

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. The merged entity has fixed a ceiling of 15.0% on its exposure to any one industry and monitors its exposures accordingly.

Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0 % of outstanding domestic credit (excluding inter-bank lending and advances outside India) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank's net worth.

These guidelines were revised on May 11, 2001 specifying the types of capital market exposure that could be undertaken by banks. Further, the 5.0% ceiling is now required to be computed in relation to the total advances (including commercial paper) at March 31 of the previous fiscal year.

Pursuant to the terms of the Reserve Bank of India's approval for the amalgamation, ICICI's project finance related investments are excluded from the computation of these limits for a period of five years.

Banks' Investment Classification and Valuation Norms

Based on the comments to the Report of the Informal Group on Banks' Investment Portfolio, the Reserve Bank of India finalized its guidelines on categorization and valuation of banks' investment portfolio. These guidelines were effective from September 30, 2000. The salient features of the guidelines are given below:

- The entire investment portfolio is required to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available for sale. Held to maturity includes securities acquired with the intention of being held up to maturity; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available for sale includes securities not included in held to maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

- Held to maturity investments compulsorily include (a) recapitalization bonds, (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance. Held to maturity investments also include any other investment identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of the total investment excluding recapitalization bonds and debentures.

- Profit on the sale of investments in the held to maturity category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

- The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India (PDAI) jointly with the Fixed Income Money Market and Derivatives Association of India (FIMMDA) serves as the "market value" for investments in available for sale and held for trading securities.

- Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category.

- Profit or loss on the sale of investments in both held for trading and available for sale categories is taken in the income statement.

- Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available for sale is generally not permitted.

- The Reserve Bank of India no longer announces the yield to maturity rates on unquoted government of India securities for the purpose of valuation of investments by banks.

Held to maturity securities are not marked to market and are carried at acquisition cost or at an amortized cost if acquired at a premium over the face value.

Available for sale and held for trading securities are valued at market or fair value as at the balance sheet date. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. Net appreciation in each basket, if any, that is not realized is ignored, while net depreciation is provided for.

With a view to the building up of adequate reserves to guard against any possible reversal of interest rate environment in the future due to unexpected developments, the Reserve Bank of India has advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years This reserve should be computed with respect to investments in held for trading and available for sale categories. It will not be necessary to include investments under the held to maturity category for the purpose of building up this reserve.

Regulations relating to Investments

There are no limits on the amount of investments by banks in non-convertible debt instruments. However, credit exposure limits specified by the Reserve Bank of India in respect of a bank's lending to individual borrowers and borrower groups apply in respect of these investments. The Reserve Bank of India requires that the net incremental investment by banks in equity securities in a fiscal year cannot exceed 5.0% of the incremental deposits in the previous fiscal year. Investments in debentures convertible into equity and equity related mutual funds are included in this 5.0% limit. In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves.

Restrictions on Investments in a Single Company

No bank may hold shares in any company exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank's business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank concerned should ratify such action.

Prohibition on Short-Selling

The Reserve Bank of India does not permit short selling of securities by banks.

Regulations relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may pay interest of up to 4.0% per annum on savings deposits. In respect of savings and time deposits accepted from employees, the merged entity is permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

Domestic time deposits have a minimum maturity of 15 days (seven days in respect of deposits over Rs. 1.5 million with effect from April 19, 2001) and a maximum maturity of 10 years. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years.

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

- Time deposits are of Rs. 1.5 million and above; and

- Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 2,048) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations relating to Knowing the Customer

The Reserve Bank of India requires banks to open accounts only after verifying the identity of customers as to their name, residence and other details to ensure that the account is being opened by the customer in his own name. To open an account, a prospective customer is required to be introduced by:

An existing customer who has had his own account with the bank for at least six months duration and has satisfactorily conducted that account; or

A well known person in the local area where the prospective customer is residing.

If the prospective customer does not have an introducer, the prospective customer is required to submit documents like his identity card, passport or details of bank accounts with other banks.

Legal Reserve Requirements

Cash Reserve Ratio

A banking company such as the merged entity is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. At present, the cash reserve ratio is 5.0%.

The following liabilities are excluded from the calculation of the cash reserve ratio:

- inter-bank liabilities;
- liabilities to primary dealers; and
- refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays interest at the bank rate on the balance.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 50.0% of the required cash reserve ratio for the first seven days of the fortnight and 65.0% for any day of the rest of the fortnight, except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply.

Ever since the Reserve Bank of India introduced the financial sector reforms, its goal has been to reduce the cash reserve ratio. It has been indicated by the Reserve Bank of India that the ratio would ultimately be reduced to the statutory minimum of 3.0%.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a banking company such as the merged entity is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of

India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%.

Regulations on Asset Liability Management

At present, the Reserve Bank of India's regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15–28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps has been made mandatory with effect from April 1, 2000.

Foreign Currency Dealership

The Reserve Bank of India has granted the merged entity a full-fledged authorized dealers' license to deal in foreign exchange through its designated branches. Under this license, the merged entity has been granted permission to:

- engage in foreign exchange transactions in all currencies;

- open and maintain foreign currency accounts abroad;

- raise foreign currency and rupee denominated deposits from non resident Indians;

- grant foreign currency loans to on-shore and off-shore corporations;

- open documentary credits;

- grant import and export loans;

- handle collection of bills, funds transfer services;

- issue guarantees; and

- enter into derivative transactions and risk management activities that are incidental to its normal functions authorized under its organizational documents.

The merged entity's foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, the merged entity is required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

Authorized dealers, like the merged entity, are required to determine their limits on open positions and maturity gaps in accordance with the Reserve Bank of India's guidelines and these limits are approved by the Reserve Bank of India. At present, the limit for the merged entity's over-night open positions is Rs. 3 billion. Further, the merged entity is permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of the profits of each year before dividends. If there is an appropriation from this account, the bank is required to report the same to the Reserve Bank of India within 21 days, explaining the circumstances leading to such appropriation. The government of India may, on the recommendation of the Reserve Bank of India, exempt a bank from requirements relating to its reserve fund.

Restrictions on Payment of Dividends

Pursuant to the provisions of the Banking Regulation Act, a bank can pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, organization expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The government of India may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. ICICI Bank obtained approval to write off, over a period of three years including fiscal 2002, its issue expenses incurred in respect of its ADS program for preparing its accounts as provided under the Banking Regulation Act.

Prior approval of the Reserve Bank of India is required for a dividend payment above 25.0% of face value of a company's shares or for an interim dividend payment.

The government of India may, on the recommendation of the Reserve Bank of India, exempt a bank from the restrictions on dividend payment.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

Only banks incorporated before January 15, 1937 can issue preferential shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.50 billion (US$ 72 million). The government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to the merged entity which allows the inclusion of preference capital in the capital structure of the merged entity for a period of five years, though the merged entity is a bank incorporated after January 15, 1937.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is empowered under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, banks are required to report to the Reserve Bank of India on aspects such as:

- assets, liabilities and off-balance sheet exposures;
- the risk weighting of these exposures, the capital base and the capital adequacy ratio;
- the unaudited operating results for each quarter;

- asset quality;

- concentration of exposures;

- connected and related lending and the profile of ownership, control and management; and

- other prudential parameters.

The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. ICICI Bank has been, and the merged entity is, subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by the merged entity, has to be placed before the board of directors. On approval by the board of directors, the merged entity is required to submit the report on actions taken by it to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director and Chief Executive Officer.

The Reserve Bank of India also conducts on-site supervision of selected branches of the merged entity with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

The merged entity is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other executive directors and fixes their remuneration. The Reserve Bank of India is empowered to remove such an appointee on the grounds of public interest, interest of depositors or to ensure the proper management of the merged entity. Further, the Reserve Bank of India may order meetings of the merged entity's board of directors to discuss any matter in relation to the merged entity, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of the shareholders of the merged entity to elect new directors.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Restriction on Transfer of Shares

The Reserve Bank of India's approval is required for the transfer of shares of the merged entity to an individual or a group which acquires 5.0% or more of the merged entity's total paid up capital.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Secrecy Obligations

The merged entity's obligations relating to maintaining secrecy arise out of common law principles governing its relationship with its customers. The merged entity cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

- where disclosure is required to be made under any law;

- where there is an obligation to disclose to the public;

- where the merged entity needs to disclose information in its interest; and

- where disclosure is made with the express or implied consent of the customer.

The merged entity is required to comply with the above in furnishing any information to any parties. The merged entity is also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker's Books Evidence Act, a copy of any entry in a bankers' book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. The merged entity is subject to Securities and Exchange Board of India regulations for its capital issuances, as well as its underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, brokering and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. The merged entity is required to adhere to a code of conduct applicable for these activities.

Public Financial Institution Status

ICICI was a public financial institution under the Indian Companies Act, 1956. The special status of public financial institutions is also recognized under other statutes including the Indian Income Tax Act, 1961, Sick Industrial Companies (Special Provisions) Act, 1985 and Recovery of Debts Due to Banks and Financial Institutions Act, 1993. The merged entity is not a public financial institution. As a public financial institution, ICICI was entitled to certain benefits under various statutes. These benefits included the following:

- For income tax purposes, ICICI's deposits and bonds were prescribed modes for investing and depositing surplus money by charitable and religious trusts. Since the merged entity is a scheduled bank, its deposits and bonds are also prescribed modes for investment by religious and charitable trusts.

- The government of India had permitted non-government provident, superannuation and gratuity funds to invest up to 40.0% of their annual accretion of funds in bonds and securities issued by public financial institutions. Further, the trustees of these funds could at their discretion invest an additional 20.0% of such accretions in these bonds and securities. These funds can invest up to only 10.0% of their annual accretion in bonds and securities issued by private sector banks, such as the merged entity.

- Indian law provides that a public financial institution cannot, except as provided by law or practice, divulge any information relating to, or to the affairs of, its customers. The merged entity has similar obligations relating to maintaining secrecy arising out of common law principles governing its relationship with its customers.

- The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of debt recovery tribunals for recovery of debts due to any bank or public financial institution or to a consortium of banks and public financial institutions. Under this Act, the procedures for recoveries of debt were simplified and time frames were fixed for speedy disposal of cases. Upon establishment of the debt recovery tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. This Act applies to banks as well as public financial institutions and therefore applies to the merged entity.

ICICI's cessation as a public financial institution would have constituted an event of default under certain of ICICI's loan agreements related to its foreign currency borrowings. Prior to the amalgamation becoming effective, such event of default was waived by the respective lenders pursuant to the terms of such foreign currency borrowing agreements.

Income Tax Benefits

As a banking company, the merged entity is entitled to certain tax benefits under the Indian Income-tax Act including the following:

- The merged entity is allowed a deduction of up to 40.0% of its taxable business income derived from the business of long-term financing (defined as loans and advances extended for a period of not less than five years) which is transferred to a special reserve, provided that the total amount of this reserve does not exceed two times the paid-up share capital and general reserves. The merged entity is entitled to this benefit because it is a financial corporation. Effective fiscal 1998, if a special reserve is created, it must be maintained and if it is utilized, it is treated as taxable income in the year in which it is utilized.

- The merged entity is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of the merged entity's total business income, computed before making any deductions permitted pursuant to the Indian Income-tax Act, to the extent of 10.0% of the aggregate average advances made by its rural branches computed in the manner prescribed. The merged entity has the option of claiming a deduction in respect of the provision made by it for any assets classified pursuant to the Reserve Bank of India's guidelines as doubtful or loss assets to the extent of 10.0% of the amount of such assets as on the last day of the year.

- The merged entity is eligible to issue tax saving bonds approved in accordance with the provisions of Indian Income-tax Act. The subscription to such bonds by certain categories of investors is a prescribed mode of investing for the purposes of availing of a tax rebate.

- For income tax purposes, the merged entity's deposits and bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts.

- The income of non-resident persons and persons not ordinarily resident in India, by way of interest on the merged entity's deposits in a foreign currency is exempt from tax.

Regulations governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of the merged entity offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders' interests. In May 2002, the parliament approved the Insurance (Amendment) Bill 2001, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

In December 1999, the Indian parliament passed the Foreign Exchange Management Act, 1999, which became effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973. This legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While the Foreign Exchange Regulation Act, 1973 was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of the Foreign Exchange Management Act, 1999 is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (*i.e.,* those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

Restrictions on Sale of the Equity Shares underlying the ADSs and for Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. However sale of such shares under the portfolio investment scheme prescribed by the Reserve Bank of India, does not require the approval of the Reserve Bank of India provided the same is made on a recognized stock exchange and through a registered stock broker.

If the prior approval of the Reserve Bank of India has been obtained for the sale of the equity shares underlying the ADSs, then the sale proceeds may be remitted in terms of such an approval. However, if the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/ tax clearance certificate from the income-tax authority has been produced.

After the announcement of India's budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, two-way fungibility in ADS/GDR issues of Indian companies has been introduced, subject to sectoral caps, wherever applicable.

An Indian company may sponsor an issue of ADSs with an overseas depository against shares held by its shareholders at a price to be determined by the lead manager. The proceeds of the issue shall be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

The Reserve Bank of India has issued a notification under the provisions of the Foreign Exchange Management Act, 1999 permitting a registered broker in India to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs provided that:

- the shares are purchased on a recognized stock exchange;

- the Indian company has issued ADSs;

- the shares are purchased with the permission of the custodian of the ADSs of the concerned Indian company and are deposited with the custodian;

- the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable;

- the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.

MARKET PRICE INFORMATION

Equity Shares

The outstanding equity shares of the merged entity are listed and traded on the Chennai, Delhi, Kolkata and Vadodara Stock Exchanges, the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE. At September 2, 613.03 million equity shares were outstanding (including 392.67 million shares issued to shareholders of ICICI pursuant to the amalgamation) and the equity shares were first listed on the Vadodara Stock Exchange in 1997. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

* the reported high and low closing prices quoted in rupees for the equity shares on the NSE; and

* the reported high and low closing prices for the equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.

	Price per equity share [1]			
	High	**Low**	**High**	**Low**
Annual prices:				
Fiscal 1998	Rs. 54.50	Rs. 35.00	US$ 1.38	US$ 0.89
Fiscal 1999	65.00	20.75	1.53	0.49
Fiscal 2000	275.00	22.70	6.30	0.52
Fiscal 2001	279.65	189.70	5.97	4.05
Fiscal 2002	193.50	66.75	3.96	1.37
Quarterly prices:				
Fiscal 2001:				
First Quarter	279.65	189.70	6.26	4.25
Second Quarter	234.00	133.00	5.10	2.90
Third Quarter	182.00	103.60	3.89	2.22
Fourth Quarter	220.00	145.80	4.70	3.11
Fiscal 2002:				
First Quarter	193.50	124.60	4.11	2.65
Second Quarter	140.00	66.75	2.92	1.39
Third Quarter	114.55	71.50	2.37	1.48
Fourth Quarter	144.90	85.95	2.97	1.76
Fiscal 2003:				
First Quarter	164.40	111.00	3.36	2.27
Second Quarter (through August 30)	158.40	130.10	3.26	2.68
Monthly prices:				
March 2002	139.85	118.50	2.86	2.43
April 2002	131.50	111.00	2.68	2.27
May 2002	154.95	111.50	3.16	2.27
June 2002	164.40	133.15	3.36	2.72
July 2002	158.40	134.30	3.25	2.76
August 2002	145.85	130.10	3.01	2.68

_____
(1) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

On August 30, 2002, the closing price of equity shares on the NSE was Rs. 143.60 equivalent to US$ 2.96 per equity share (US$ 5.92 per ADS on an imputed basis) translated at the noon buying rate of Rs. 48.52 per US$ 1.00 on August 30, 2002.

At September 2, 2002, there were approximately 602,324 holders of record of equity shares, of which 120 had registered addresses in the United States and held an aggregate of approximately 98,851 equity shares.

During the past three years, there were no suspensions in the trading of equity shares by any of the stock exchanges on which the equity shares were listed.

ADSs

ICICI Bank's ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs have been listed on the Calcutta, Chennai, Delhi and Vadodara Stock Exchanges, the BSE and the NSE.

At September 2, 2002, the merged entity had approximately 78.80 million ADSs, equivalent to 157.61 million equity shares, outstanding (including 64.10 million ADSs issued to the ADS holders of ICICI pursuant to the amalgamation). At this date, there were 23 record holders of the merged entity's ADSs, all of which have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IBN.

	Price per ADS	
	High	**Low**
Fourth Quarter (from March 28, 2000)	US$ 15.38	US$ 14.38
Annual prices:		
Fiscal 2001	18.75	4.62
Fiscal 2002	7.50	2.50
Quarterly prices:		
Fiscal 2001:		
First Quarter	18.75	11.75
Second Quarter	15.12	7.37
Third Quarter	9.00	4.62
Fourth Quarter	9.50	6.00
Fiscal 2002:		
First Quarter	7.50	5.00
Second Quarter	5.85	2.50
Third Quarter	5.30	2.80
Fourth Quarter	6.80	4.00
Fiscal 2003:		
First Quarter	8.31	4.89
Second Quarter (through August 30)	7.54	5.40
Monthly prices:		
March 2002	6.60	5.75
April 2002	6.60	4.92
May 2002	8.06	4.89
June 2002	8.31	6.28
July 2002	7.54	5.74
August 2002	6.80	5.40

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and empowers the Reserve Bank of India to prohibit or regulate such transactions.

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (*i.e.,* those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. The proceeds of the issue must be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

The Reserve Bank of India has issued a notification under the provisions of the Foreign Exchange Management Act, 1999 permitting a registered broker in India to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs, provided that:

the shares are purchased on a recognized stock exchange;

the Indian company has issued ADSs;

the shares are purchased with the permission of the custodian of the ADSs of the concerned Indian company and are deposited with the custodian;

the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable;

the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the Central Government from time to time.

Under the foreign investment rules, the following are the applicable restrictions on foreign ownership:

Under the foreign direct investment scheme, foreign investors may own up to 49.0% of the merged entity's equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time.

Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

- Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, and non-resident Indians and overseas corporate bodies may hold in aggregate up to 49.0% of the paid-up equity capital of the merged entity. Provided that (i) no single foreign institutional investor may own more than 10.0% of the merged entity's total paid-up equity capital; and (ii) no single non-resident Indian or overseas corporate body may own more than 5.0% of the merged entity's total paid-up equity capital.

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

ICICI Bank obtained the approval of the Foreign Investment Promotion Board for its ADS offering in March 2000 which was a foreign direct investment. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct. As of September 2, 2002, foreign investors owned approximately 46.6% of the merged entity's equity in total, of which 25.7% was through the ADS program.

As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the ADS offering, ICICI Bank obtained the approval of the Department of Company Affairs and the relevant stock exchanges.

Equity shares which have been withdrawn from the depositary facility and transferred on the merged entity's register of shareholders to a person other than the depositary or its nominee may be voted by that person provided the necessary procedural requirements have been met. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

You will be required to make a public offer to the remaining shareholders if you withdraw your equity shares from the ADS program and your direct or indirect holding in the merged entity exceeds 15.0% of its total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997.

ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. However sale of such shares under the portfolio investment scheme prescribed by the Reserve Bank of India, does not require the approval of the Reserve Bank of India provided the same is made on a recognized stock exchange and through a registered stock broker.

Any new issue of equity shares of a banking company, either through the automatic route or with the specific approval of the Foreign Investment Promotion Board, does not require further approval of the Reserve Bank of India, but must comply with certain reporting requirements.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company's profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. ICICI Bank has paid dividends consistently every year since fiscal 1996, the second year of its operations.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the year, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(in millions)
For fiscal year		
1998	Rs. 1.00	Rs. 150
1999	1.20	162
2000	1.20	198
2001	1.50	247
2002[1]	4.00[1]	881

_____

(1) Includes dividend of Rs. 2.00 per share declared for each of the fiscal years 2001 and 2002.

Until May 1997, investors were required to pay tax on dividend income. From June 1997, dividend income was made tax-exempt. However, ICICI Bank was required to pay a 10.0% tax on distributed profits. From fiscal 1999, this tax rate rose to 11.0% because of a 10.0% surcharge imposed on all taxes by the government. For all distributions subsequent to May 2000, ICICI Bank was required to pay a 22.6% tax on distributed profits which included a 20.0% tax and a 13.0% surcharge on such tax. The tax rate was then reduced and ICICI Bank was required to pay a 10.2% tax on distributed profits for all distributions subsequent to May 2001 which included a 10.0% tax and a 2.0% surcharge on such tax. The government of India's budget for fiscal 2003 has now abolished this tax on distributed profits, but investors are required to pay tax on dividend income.

ICICI Bank declared an interim dividend at Rs. 2.00 per equity share in January 2002. ICICI also declared an interim dividend at Rs. 5.50 per equity share in January 2002. Future dividends will depend upon the merged entity's revenues, cash flow, financial condition and other factors. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs rank *pari passu* with existing equity shares. At present, the merged entity has equity shares issued in India and equity shares represented by ADSs.

Pursuant to guidelines issued by the Securities and Exchange Board of India in February 2000, with respect to equity shares issued by the merged entity during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

Before paying any dividend on its shares, the merged entity is required under the Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, the merged entity is required to transfer at least 20.0% of the balance of profits of each year before payment of dividend to a reserve fund. The government of India may, however, on the recommendation of the Reserve Bank of India, exempt the merged entity from such a requirement. The merged entity requires prior approval from the Reserve Bank of India to pay a dividend of more than 25.0% of the par value of its shares. The merged entity also requires prior approval from the Reserve Bank of India to pay an interim dividend.

For a description of the tax consequences of dividends paid to shareholders, see "Taxation — Indian Tax — Taxation of Distributions".

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the year, each exclusive of dividend tax, for ICICI. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(in millions)
For fiscal year		
1998	Rs. 4.50	Rs. 1,959
1999	5.50	2,618
2000	5.50	2,641
2001	5.50	3,505
2002[1]	11.00[1]	8,639

_____
(1) Includes dividend of Rs. 5.50 per share declared for each of the fiscal years 2001 and 2002.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income-Tax Act, 1961 (the "Income-Tax Act"), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

For the purpose of the Income-Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for a period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distribution

Dividends distributed by an Indian company after March 31, 2002 are now subject to tax in the hands of ADR holders and shareholders at the rate of 10.0% in accordance with the provisions of Section 115 AC of the Income-Tax Act. The Indian company making such distribution will be required to withhold tax at the rate of 10.2% (inclusive of surcharge) upon the distribution of the dividend, and credit for such deduction may be claimed by the ADR holder or the shareholder, as the case may be, in the country of residence of such holder in accordance with the applicable double taxation treaty between India and such country. In the event that dividend income is taxable at a rate lower than 10.0% under the applicable treaty, the provisions of such treaty shall be applicable and tax may be deducted in accordance with the provisions thereof. United States holders are not entitled to a rate lower than 10.0% under the double taxation treaty between the United States and India.

Taxation on Redemption of ADSs

The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares or ADSs

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share will generally give rise to a liability for Indian capital gains tax in the hands of the transferor. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of notice of redemption of the ADS by the Depositary as specified below), the rate of tax is 10.5% (inclusive of surcharge). Where the equity share has been held for 12 months or less, the rate of tax varies and the gain will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Income-Tax Act, subject to a maximum of 42.0% (inclusive of surcharge) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the depository upon redemption of ADSs, the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the BSE or the NSE on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

Rights

Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If the rights are deemed by the Indian tax authorities to be situated within India, as the merged entity's situs is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, the merged entity is required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares in physical form by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, the merged entity's equity shares are compulsorily deliverable in dematerialized form except for trades up to 500 shares only, which may be for delivery in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

Other Taxes

At present, there are no taxes on wealth, gifts and inheritance which apply to the ADSs and underlying equity shares.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to US investors. For these purposes, you are an US investor if you are:

(1) a citizen or resident of the United States under US federal income tax laws;

(2) a corporation,or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

(3) an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

This discussion only applies to ADSs or equity shares that you own as capital assets.

Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

(1) insurance companies;

(2) tax-exempt entities;

(3) dealers in securities;

(4) financial institutions;

(5) persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS, and one or more other positions for tax purposes;

(6) persons whose functional currency is not the US dollar; or

(7) persons who own, actually or constructively, 10.0% or more of the merged entity's voting stock.

This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as "the Code"), Treasury Regulations, Revenue Rulings and judicial decisions. These laws may change, possibly with retroactive effect.

For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

Please consult your tax advisor with regard to the application of the US federal income tax laws to the ADSs or equity shares in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company Rules" below, dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADS) or by you (in the case of equity shares) regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income o r loss. You will not be entitled to claim a dividends-received deduction for dividends paid by the merged entity.

Taxation of Capital Gains

Subject to the discussion under "Passive Foreign Investment Company Rules" below, you will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, and upon certain management estimates, the merged entity does not expect itself or ICICI Bank to be considered a passive foreign investment company for their most recent taxable year or in the foreseeable future. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The merged entity has based the expectation that it or ICICI Bank is not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of our income and assets. Since there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and the composition of the merged entity's income and assets will vary over time, there can be no assurance that the merged entity or ICICI Bank will not be considered a passive foreign investment company for any fiscal year.

If ICICI Bank is treated as a passive foreign investment company for any year during your holding period and you have not made the mark-to-market election, as described below, you will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of equity shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain reorganized by you would be allocated ratably over your holding period for the ADS or equity share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the merged entity or ICICI Bank became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or equity shares in excess of 125 per cent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

If the equity shares or ADSs are regularly traded on a "qualified exchange", you may make a mark-to-market electio n. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for US federal income tax purposes.

If you make the election, you generally will include each year as ordinary income the excess, if any, of the fair market value of the ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ADSs will be treated as ordinary income.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a passive foreign investment company. If you own shares or ADSs during any year in which the merged entity or ICICI Bank is a passive foreign investment company, you must file Internal Revenue Service Form 8621.

USE OF PROCEEDS

Pursuant to ICICI's Registration Statement on Form F-1 (File No. 333-10792), which was declared effective by the Securities and Exchange Commission on September 21, 1999, ICICI registered US$ 315 million of its equity shares, par value Rs. 10 per share, each represented by 0.2 ADSs, and offered and sold 32,142,857 ADSs, each representing five equity shares, at the public offering price of US$ 9.80 per ADS or aggregating US$ 314,999,999. ICICI received net proceeds of US$ 302,400,000 from the sale of these ADSs, after deducting the underwriting discount and actual offering expenses of US$ 12,599,999. The joint global coordinators of this offering were Merrill Lynch (Singapore) Pte. Limited and Morgan Stanley & Co. International Limited.

From September 21, 1999 to May 3, 2002, ICICI had used net offering proceeds of US$ 302,400,000 for financing purposes. This use of proceeds was in line with the use of proceeds described in ICICI's Registration Statement.

PRESENTATION OF FINANCIAL INFORMATION

ICICI Bank and ICICI prepared their historical financial statements in accordance with Indian generally accepted accounting principles. Starting in fiscal 2000, ICICI Bank published in its annual shareholders' report its financial statements in US GAAP as well as in Indian GAAP. Starting in fiscal 1999, ICICI published in its annual shareholders' report its financial statements in US GAAP as well as in Indian GAAP.

The financial information in this annual report has been prepared in accordance with US GAAP, unless indicated otherwise. The merged entity's fiscal year, like ICICI Bank's and ICICI's fiscal year, ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. ICICI Bank's and ICICI's financial statements, including the notes to these financial statements, audited by KPMG, independent accountants, are set forth at the end of this annual report.

The amalgamation, which was consummated in April 2002, was not accounted for in the financial statements of ICICI Bank for fiscal 2002, as the Statement on Accounting Standards No. 141 on business combinations requires that business combinations be accounted for in the period in which they are consummated. ICICI Bank's financial statements for fiscal 2002, therefore, do not include the assets, liabilities and results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services. The unaudited pro forma condensed consolidated financial data for ICICI Bank and ICICI have been prepared to illustrate the amalgamation which is being accounted for, under US GAAP, as a step acquisition. Under US GAAP, the acquisition is a reverse merger wherein ICICI is the accounting acquirer and ICICI Bank is the accounting acquiree. The unaudited pro forma condensed consolidated balance sheet has been prepared to give effect to the acquisition transaction as though such transaction had occurred as of March 31,2002. The unaudited pro forma condensed consolidated statements of income have been prepared to give effect to the acquisition transaction as though such transaction had occurred as of April 1, 2000 for both the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2001 and the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2002.

The acquisition of Bank of Madura by ICICI Bank effective March 10, 2001 was accounted for under the purchase method of accounting. Accordingly, ICICI Bank's income statement for fiscal 2001includes the income and expenses of Bank of Madura from March 10, 2001, the effective date of the acquisition, to March 31, 2001, and ICICI Bank's balance sheet at March 31, 2001 includes the assets and liabilities of Bank of Madura. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by ICICI Bank's management based on information then available and on assumptions made at that time as to future operations.

Although the merged entity has translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2002. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 29, 2002 was Rs. 48.83 per US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of ICICI Bank's and ICICI's financial statements and the unaudited pro forma condensed consolidated financial data for ICICI Bank and ICICI.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III. A. 1 of the merged entity's Memorandum of Association, the merged entity's main objective is to carry on the business of banking in any part of India or outside India.

Directors' Powers

The merged entity's directors' powers include the following:

- Article 140 of the Articles of Association provides that no director of the merged entity shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested.

- Directors have no powers to vote in absence of a quorum.

- Article 83 of the Articles of Association provides that the directors may raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of the merged entity (both present and future) including its uncalled capital.

Amendment to Rights of Holders of Equity Shares

Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

Change in Control Provisions

Article 59 of the Articles of Association provides that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we has a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in the merged entity, exceed 1% of the paid up equity share capital of the merged entity or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of the merged entity and that such change would be prejudicial to the interests of the merged entity. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Material Contracts

Scheme of amalgamation of Bank of Madura with ICICI Bank

Pursuant to the scheme of amalgamation between ICICI Bank and Bank of Madura, approved by the Reserve Bank of India on February 27, 2002, ICICI Bank acquired Bank of Madura in an all-stock acquisition effective March 10, 2001. ICICI Bank issued equity shares to the equity shareholders of Bank of Madura in the ratio of two equity shares of ICICI Bank, par value Rs. 10 each, fully paid up, for one equity share of Bank of Madura, par value Rs. 10 each, fully paid up. This scheme of amalgamation is attached as an exhibit to this annual report.

Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank

Pursuant to the Scheme of Amalgamation among ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank, sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002, ICICI, ICICI Personal Financial Services and ICICI Capital Services were merged with ICICI Bank in an all-stock merger. ICICI Bank is the surviving legal entity in the amalgamation. ICICI Bank issued equity shares to the equity shareholders of ICICI in the ratio of one equity share of ICICI Bank, par value Rs. 10 each, fully paid up, for two equity shares of ICICI, par value Rs. 10 each, fully paid up. As there were five equity shares of ICICI underlying each ADR of ICICI and two equity shares of ICICI Bank underlying each ADR of ICICI Bank, ICICI Bank issued ADRs of ICICI Bank to ADR holders of ICICI in the ratio of five ADRs of ICICI Bank for two ADRs of ICICI. For more information about the amalgamation, see "Business-History". This Scheme of Amalgamation is attached as an exhibit to this annual report.

Incorporation by Reference

The merged entity incorporates by reference the information disclosed under "Description of Equity Shares" in ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132).

INDEX TO ICICI BANK US GAAP FINANCIAL STATEMENTS

Contents   **Page**

INDEPENDENT AUDITORS' REPORT

To the board of directors and stockholders of ICICI Bank Limited

We have audited the accompanying balance sheets of ICICI Bank Limited as of March 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1.20.1 to the financial statements, on April 1, 2001 the Bank adopted the provisions of Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis disclosed in note 1.4.1.

KPMG
Mumbai, India

May 2, 2002

ICICI Bank Limited

Balance sheets

In millions, except share data

	At March 31, 2001	At March 31, 2002	Convenience translation into US$ At March 31, 2002[1] (unaudited)
	Rs	**Rs**	**US$**
Assets			
Cash and cash equivalents…………………………………...	44,896	87,965	1,801
Interest-bearing deposits with banks……………………….…	2,410	1,406	29
Amounts lent under reverse repurchase transactions…….…..….	-	9,116	187
Trading assets……………………………………..………...	18,725	26,075	534
Securities:			
Available for sale ……………… .………………………	24,787	155,758	3,190
Held to maturity (fair value Rs 11,524 million and Rs 28,768 million at March 31, 2001 and 2002 respectively)………………………………………….	10,944	24,294	498
Loans (net of allowance for loan losses and unearned income)....	93,030	72,474	1,484
Customers' liability on acceptances..……………...……………..	12,869	12,608	258
Property and equipment, net…………………...……………..	3,920	4,831	99
Intangible assets……...………………………………………	2,641	2,397	49
Other assets……………………………………...….…………	6,316	7,881	161
Total assets…………………………..….……………………	220,538	404,805	8,290
Liabilities			
Interest bearing deposits……………………..………..….…………	137,883	295,647	6,054
Non-interest bearing deposits………….…..………………………	26,371	29,574	606
Total deposits………………………………………………....	164,254	325,221	6,660
Amounts borrowed under repurchase transactions………………	537	21,399	438
Trading liabilities…..………………..……………………………	5,958	1,237	25
Short-term borrowings…..……………..…………………………	3,012	1,409	29
Bank acceptances outstanding…………..………………………	12,869	12,608	258
Other liabilities………………………...………………………	15,180	19,041	390
Long-term debt……………………...….………………………	2,421	5,740	118
Total liabilities.…………………………..……………………	204,231	386,655	7,918
Commitments and contingencies (Note 20)			
Stockholders' equity:			
Common stock (Rs 10 par value, Authorized shares: 300 million Issued shares March 31, 2001: 220,358,680 shares and March 31, 2002: 220,358,680 shares)………………………..	2,203	2,203	45
Additional paid-in capital……………………………………..	10,927	10,926	224
Retained earnings……………………………………………...	2,974	4,040	83
Deferred compensation ……………………………..………....	(20)	(5)	-
Accumulated other comprehensive income…………………....	223	986	20
Total stockholders' equity………………………………....	16,307	18,150	372
Total liabilities and stockholders' equity………………....	220,538	404,805	8,290

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002*

ICICI Bank Limited

Statements of income
In millions, except share data

	Years ended March 31,			Convenience translation into US$ Year ended March 31, 2002 [1] (unaudited)
	2000	2001	2002	
	Rs	Rs	Rs	US$
Interest and dividend income				
Interest and fees on loans…………………………..………………..	4,437	7,419	10,327	211
Interest and dividends on securities, available for sale…... ………………..	684	1,217	3,709	76
Interest and dividends on securities held to maturity……………………….	-	543	2,006	41
Interest and dividends on trading assets…………………………………….	3,073	2,833	3,965	81
Interest on deposits with banks …………………………………………….	233	298	467	10
Other interest income..………………………………………………………	7	96	363	7
Total interest and dividend income…………………..…………………….	8,434	12,406	20,837	426
Interest expense				
Interest on deposits..………………………………………………………….	5,789	7,261	13,582	278
Interest on long term debt…………………………………………………….	244	240	505	10
Interest on trading liabilities…………………………………………………	542	784	723	15
Other interest expense..……………………………………………………..	81	123	306	6
Total interest expense………………………………………………………	6,656	8,408	15,116	309
Net interest income………………………………………………………….	1,778	3,998	5,721	117
Provision for loan losses…………………………………………………….	(427)	(1,082)	(1,722)	(35)
Net interest income after provision for loan losses..………………………	1,351	2,916	3,999	82
Non-interest income				
Fees and commissions……………………………………………………	607	1,125	1,733	36
Net gain on trading activities…………………………………………………	857	602	2,196	45
Net gain/(loss) on sales of available for sale securities………………………	75	(384)	872	18
Foreign exchange income…….………………………………………………..	220	397	365	7
Other revenue…………………………………………………………………	-	14	47	1
Total non-interest income.…………………………………………………	1,759	1,754	5,213	107
Non-interest expense				
Salaries and employee benefits………………………………………………..	316	507	1,518	31
Occupancy and equipment…………………………………………………….	520	1,171	2,166	44
Advertising and publicity…………………………………………………….	39	143	80	2
Administration and other expense……………………………………………	454	1,271	2,252	46
Amortization of goodwill and other intangible assets……………………….	-	12	244	5
Total non-interest expense…………………………………………………	1,329	3,104	6,260	128
Income before income taxes and cumulative effect of accounting changes..……………………..	1,781	1,566	2,952	61
Income tax expense……………………………………………………………	379	258	931	19
Income before cumulative effect of accounting changes	1,402	1,308	2,021	42
Cumulative effect of accounting changes (net of tax of Rs 9 million)……..	-	-	16	-
Net income………………………………………………..………………..	1,402	1,308	2,037	42
Basic earnings per share				
Before cumulative effect of accounting changes…………………………	8.49	6.60	9.17	0.19
Cumulative effect of accounting changes, net of tax……………………..	-	-	0.07	-
	8.49	6.60	9.24	0.19
Weighted average number of common shares (in millions) ……………...	165.09	198.24	220.36	220.36
Diluted earnings per share				
Before cumulative effect of accounting changes…………………………	8.49	6.60	9.17	0.19
Cumulative effect of accounting changes, net of tax……………………..	-	-	0.07	-
	8.49	6.60	9.24	0.19
Weighted average number of common shares (in millions) ……………..	165.11	198.24	220.36	220.36

See accompanying notes to financial statements. [1] *Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002*

ICICI Bank Limited

Statements of changes in stockholders' equity and other comprehensive income
for the years ended March 31, 2000, 2001, 2002.

In millions except share data

	Common stock		Additional Paid-In	Retained	Deferred	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Compensation	Income, net of tax	Equity
Balance as of March 31, 1999...	**165,000,700**	**1,650**	**375**	**756**	**-**	**49**	**2,830**
Common stock issued...	31,818,180	318	7,020	-	-	-	7,338
Compensation related to employee stock option plan........................	-	-	40	-	(40)	-	-
Amortization of deferred compensation	-	-	-	-	1	-	1
Comprehensive income							
Net income..	-	-	-	1,402	-	-	1,402
Unrealized gain on securities, (net of tax Rs 15 million)..................	-	-	-	-	-	34	34
Comprehensive income..	-	-	-	-	-	-	1,436
Dividend paid (Rs 1.2 per common share).....	-	-	-	(218)	-	-	(218)
Balance as of March 31, 2000..	**196,818,880**	**1,968**	**7,435**	**1,940**	**(39)**	**83**	**11,387**
Common stock issued...	23,539,800	235	3,502	-	-	-	3,737
Compensation related to employee stock option plan........................	-	-	(10)	-	10	-	-
Amortization of deferred compensation	-	-	-	-	9	-	9
Comprehensive income							
Net income..	-	-	-	1,308	-	-	1,308
Unrealized gain on securities, (net of tax Rs 91 million).................	-	-	-	-	-	140	140
Comprehensive income..	-	-	-	-	-	-	1,448
Dividend paid (Rs 1.5 per common share)...	-	-	-	(274)	-	-	(274)
Balance as of March 31, 2001..	**220,358,680**	**2,203**	**10,927**	**2,974**	**(20)**	**223**	**16,307**
Compensation related to employee stock option plan........................	-	-	(1)	-	1	-	-
Amortization of deferred compensation	-	-	-	-	14	-	14
Comprehensive income							
Net income..	-	-	-	2,037	-	-	2,037
Unrealized gain on securities, (net of tax Rs 466 million)...............	-	-	-	-	-	763	763
Comprehensive income..	-	-	-	-	-	-	2,800
Dividend paid (Rs 4.0 per common share)....	-	-	-	(971)	-	-	(971)
Balance as of March 31, 2002..	**220,358,680**	**2,203**	**10,926**	**4,040**	**(5)**	**986**	**18,150**
Balance as of March 31,2002..		45	224	83	-	20	372
(US $ [1]) (unaudited)							

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002*

ICICI Bank Limited

Statements of cash flows

In millions except share data

	Years ended March 31, 2000	2001	2002	Convenience translation into US$ Year ended March 31, 2002[1] (unaudited)
	Rs	Rs	Rs	US$
Operating activities				
Net income……………………………………….…...	1,402	1,308	2,037	42
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:				
Provision for loan losses…………………………………	427	1,082	1,722	35
Depreciation ……………………………………………..	201	352	636	13
Amortization ...………………………………………..	173	253	1,032	21
Loss on sale of property and equipment…………………	1	2	1	-
Deferred income tax expense/(benefit)………………….	113	(442)	(240)	(5)
Realized (gain) / loss on sales of available for sale securities, net…..…………...…………….…………	(75)	384	(872)	(18)
Net change in:				
Trading assets…………………………….………..	(12,509)	(6,091)	(7,413)	(152)
Other assets………………………………………..	(1,608)	(120)	(1,745)	(36)
Other liabilities…………....………………………..	1,661	7,490	3,418	71
Trading liabilities…………………………………….	1,503	4,048	(4,720)	(96)
Net cash (used in) / provided by operating activities…	(8,711)	8,266	(6,144)	(125)
Investing activities				
Changes in interest bearing deposits with banks………...	(2,048)	1,129	1,004	21
Activity in held to maturity securities				
Purchases……………………………..…………....	-	(1,174)	(13,466)	(276)
Activity in available for sale securities				
Purchases…………………………………...…....	(10,714)	(15,050)	(145,141)	(2,972)
Sales……………………………..………………..	10,020	11,517	15,955	327
Loan originations and principal collections, net…………	(19,843)	(29,288)	18,951	388
Purchases of property and equipment……………………	(528)	(1,153)	(1,556)	(32)
Sales of property and equipment..………………………	2	1	9	-
Amounts lent under reverse repurchase transactions…..	(256)	-	(9,116)	(187)
Cash equivalents acquired net of purchase acquisitions…	-	5,649	-	-
Net cash used in investing activities.……….……..…	(23,367)	(28,369)	(133,360)	(2,731)

ICICI Bank Limited

Statements of cash flows

In millions except share data

	Years ended March 31,			Convenience translation into US$ Year ended March 31, 2002[1]
	2000	**2001**	**2002**	(unaudited)
	Rs	**Rs**	**Rs**	**US$**
Financing activities				
Increase in deposits, net.………………………………	37,931	30,368	160,967	3,296
Proceeds from issuances of long term debt.……………..	710	-	4,331	89
Repayment of long term debt.……………………………	-	(771)	(1,012)	(21)
Amounts borrowed under repurchase transactions.……..	-	537	20,862	427
Issuances of short term borrowings, net.………..…..…...	702	826	(1,604)	(33)
Issuance of common stock, net.…………..….…………..	7,338	-	-	-
Cash dividends paid on common stock.…………………..	(218)	(274)	(971)	(20)
Net cash provided by financing activities.………..……	46,463	30,686	182,573	3,738
Net increase /(decrease) in cash and cash equivalents…..	14,385	10,583	43,069	882
Cash and cash equivalents at beginning of the year……..	19,928	34,313	44,896	919
Cash and cash equivalents at end of the year…....……	34,313	44,896	87,965	1,801

Non-cash items

Non-cash investing and financing activities were as follows:

	Years ended March 31,			Convenience translation into US$ Year ended March 31, 2002
	2000	**2001**	**2002**	(unaudited)
	Rs	**Rs**	**Rs**	**US$**
Acquisitions				
Fair value of net assets acquired, excluding cash and cash equivalents…..…………………………………...	-	(4,381)	-	-
Shares issued.………………………………………….	-	23,539,800	-	-
Transfer to held to maturity from trading assets………...	-	10,178	-	-
Transfer to available for sale from trading assets………..	-	8,575	-	-
Change in unrealized gain /loss on securities available for sale, net.……….…………..……………………..	34	140	763	16
Foreclosed assets.…………………………..…………..	-	-	105	2
Cash paid during the year for:				
Interest expense.………………………………………...	6,569	8,209	13,920	285
Income taxes.…………...……………………………...	247	460	870	18

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002*

ICICI Bank Limited

Notes to financial statements

1   Significant accounting policies

1.1   Overview

1.1.1   ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in the State of Gujarat having Registered Office at Vadodara, India is a publicly held bank providing a wide range of banking and financial services including corporate lending and retail lending, trade finance and treasury products. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

1.1.2   In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal accounted for under the purchase method. These financial statements include the assets and liabilities acquired at fair value and the results of the acquired entity from the effective date.

1.2   Proposed business combination with ICICI Limited

1.2.1   In January 2002, the shareholders of ICICI Limited and ICICI Bank approved a plan of combination whereby ICICI Bank will acquire ICICI Limited in a transaction, which would be accounted for as a reverse acquisition. Subsequent to the transaction, ICICI Bank which is the accounting acquiree will be the surviving legal entity. The transaction will be accounted for by the purchase method to reflect the increase in ownership interest of ICICI Limited in ICICI Bank from the existing 46.01% to 100%.

1.2.2   The plan of combination was subject to regulatory approvals which were obtained in April 2002. As the transaction was consummated in April 2002, it is not reflected in the financial statements for the year ended March 31, 2002.

1.2.3   ICICI Bank provides banking and financial services. The operations of ICICI Bank are governed by the Banking Regulation Act, 1949. As a result of the acquisition, ICICI Limited is expected to be a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for ICICI Limited through access to the extensive branch network and core deposit base of ICICI Bank. Subsequent to the acquisition, the operations of the combined entity, to be renamed as ICICI Bank, will be governed by the Banking Regulation Act, 1949.

1.2.4   The transaction will be consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI Limited. For accounting purposes, the aggregate purchase price will approximate Rs 12,120 million.

ICICI Bank Limited

Notes to financial statements

1.2.5   The following table summarizes the preliminary allocation of the estimated purchase price:

	As of March 31, 2002
	(Rs in millions)
Assets	
Cash and cash equivalents……………………………………………………………….	48,618
Securities……………………………………………………………………………………	119,505
Loans...……………………………………………………………………………………...	39,392
Property and equipment.………………………………………………………………………	2,790
Intangible assets………………………………………………………………………………	4,038
Other assets…………………………………………………………………………………...	11,171
Total assets.………………………………………………………………………………	225,514
Liabilities	
Deposits...……………………………………………………………………………………	177,321
Long-term debt...……………………………………………………………………………	3,213
Other liabilities...……………………………………………………………………………	32,860
Total liabilities.…………………………………………………………………………	213,394
Net assets.……………………………………………………………………………………	12,120

1.3 Basis of preparation

1.3.1   The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect industry practices and conform to generally accepted accounting principles in the United States of America ("US GAAP").

1.3.2   The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. Significant estimates and assumptions are used to account for loan loss impairment, useful lives of assets, determination of amortization period for goodwill, and computation of retirement benefits.

1.4 Functional currency and convenience translation

1.4.1   The financial statements have been prepared in Indian rupees ("Rs"), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2002 have been translated into US dollars at the noon buying rate in New York city at March 30, 2002 for the cable transfers in rupees as certified for customs purposes by the Federal Reserve of New York of US$1.00 = Rs 48.83. No representation is made that the rupee amounts have been, could have been or could be converted into US dollars at such rate or any other rate on March 31, 2002 or at any other certain date.

1.5 Cash equivalents

1.5.1   ICICI Bank considers all highly liquid investments, which are readily convertible into cash and which have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

1.6   Securities and trading activities

1.6.1   The Bank classifies investments in fixed maturities and equity securities into three categories based upon management's intention at the time of purchase: securities held to maturity, trading assets and securities available for sale. Investments in fixed maturities include bonds, notes and redeemable preferred stocks, as well as certain loan backed and structured securities subject to prepayment risks. Realized gains and losses on the sale of securities are recorded at the time of sale (trade date).

1.6.2   Securities that are held principally for resale in the near term are recorded as trading assets. Trading assets, primarily debt securities and foreign exchange products, are recorded at fair value with realize d and unrealized gains and losses included in non-interest income. Interest on trading assets is included in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, the value is estimated using similar securities or pricing models.

1.6.3   Securities "held to maturity" are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these securities until maturity.

1.6.4   All securities not classified as held to maturity or trading securities are classified as "available for sale". These include securities used as part of the Bank's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income.

1.6.5   Any "other than temporary diminution" in the value of held-to-maturity or securities available for sale is charged to the income statement. "Other than temporary diminution" is identified based on management's evaluation of the securities portfolio.

1.7   Loans

1.7.1   Loans are stated at the principal amount outstanding, net of unearned income, if any. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the period of the loan. Interest is accrued on the unpaid principal balance and is included in interest income. Loans include credit substitutes such as privately placed debt instruments, preferred shares which are in essence loans, pass through certificates ('PTCs') and loans underlying certain PTC's where the Bank consolidates the Special Purpose Vehicles ('SPV') established to facilitate the PTC transaction. Credit substitutes and investments in PTC's are classified as available for sale securities.

1.7.2   Lease financing receivables are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Unearned income is recognized to yield a level rate of return on the net investment in the leases.

1.7.3   Interest income is accounted on an accrual basis except in respect of non-accrual loans, where it is recognized on a cash basis. Income from leasing operations is accrued in a manner to provide a fixed rate of return on outstanding investments. Interest on bills discounted, is recognized on a straight-line basis over the tenure of the bills. Fees from non-fund based activities such as guarantees and letters of credit are amortized over the contracted period of the commitment.

ICICI Bank Limited

Notes to financial statements

1.7.4   ICICI Bank identifies a loan as impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A loan is also considered to be impaired if interest or principal is overdue for more than 180 days. The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, ICICI Bank recognizes this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement.

1.7.5   ICICI Bank considers all loans on non-accrual status to be impaired. Commercial loans are placed on non-accrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is overdue for 180 days or more. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies under 180 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms.

1.7.6   Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of the outstanding principal is doubtful, such interest received is applied as a reduction of principal. When borrowers demonstrate, over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the Bank classified as non-accrual, the loan is returned to accrual status.

1.8   Allowance for loan losses

1.8.1   The allowance for credit losses represents management's estimate of probable losses inherent in the portfolio. Loan losses deemed uncollectible by management are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off after giving consideration to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. The allowance for loan losses reflects management's estimate of probable losses inherent in the portfolio, considering evaluations of individual credits and concentrations of credit risk, changes in the quality of the credit portfolio, levels of non accrual loans and leases, current economic considerations, cross-border risks, changes in the size and character of the credit risks and other pertinent factors. The portion of the allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loans.

1.8.2   Smaller balance homogeneous loans (including credit card receivables) are collectively evaluated for impairment based on historical loss experience, adjusted for changes in trends and conditions including delinquencies and non accruals. Based on these analyses, the allowance for loan losses is maintained at levels considered adequate by management to also provide for probable credit losses inherent in these portfolios.

1.9   Property and equipment

1.9.1   Property and equipment including assets under capital lease are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while repairs and maintenance are charged to expenses when incurred.

1.9.2   Depreciation is provided over the estimated useful lives of the assets, or lease term, whichever is shorter.

1.9.3   Property under construction and advances paid towards acquisition of property, plant and equipment are disclosed as capital work in progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual outstanding investment in the asset from the date of purchase/expenditure and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the asset's estimated useful life.

1.9.4   Capitalized cost of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

1.9.5   The Bank accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

1.10   Goodwill and intangible assets

1.10.1   Goodwill and other intangible assets such as tenancy rights are assets, which arise or have been acquired in a business combination. Values have been assigned to the identified intangible assets based on available evidence and are amortized on a straight line basis over their estimated useful life.

1.10.2   The Bank assesses the recoverability of goodwill by determining whether the amortization of its balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Bank's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

ICICI Bank Limited

Notes to financial statements

1.11   Income taxes

1.11.1   The provision for income taxes is determined under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgement as to whether realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of change.

1.12   Trading assets and liabilities

1.12.1   Trading assets and liabilities include securities and derivatives and are recorded at either market value or where, market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period.

1.12.2   Derivatives used for trading purposes include forwards, exchange contracts, interest rate and currency swaps. The fair value of the derivatives is based on the liquid market prices evidenced by exchange traded prices, broker dealer quotations or prices of other transactions with similarly related counterparties. Derivatives in a net receivable position are reported as trading assets. Similarly derivatives in a net payable position are reported as trading liabilities.

1.13   Employee benefit plans

1.13.1   ICICI Bank provides a variety of benefit plans to eligible employees.

1.13.2   Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

1.14   Foreign currency translation

1.14.1   Revenue and expenses in foreign currency are accounted for at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains and losses are adjusted through the income statement.

1.15   Debt issuance costs

1.15.1   Debt issuance costs are amortized over the tenure of the debt.

1.16   Dividends

1.16.1   Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the board of directors.

1.17   Earnings per share

1.17.1   Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that could occur if securities or other contracts to issue common stock are converted.

1.18   Stock-based compensation

1.18.1   The Bank accounts for stock-based compensation issued to employees using the intrinsic value method under the provisions of Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees". The Bank's stock options are typically compensatory with the exercise price equal to the fair value of the stock on the date of grant, and accordingly, no expense is recognized.

1.18.2   Options granted to employees of ICICI Limited are accounted for in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation". The Bank values options issued using an option pricing model and recognizes the expenses over the period in which the options vest.

1.19   Reclassifications

1.19.1   Certain amounts in fiscal 2000 and fiscal 2001 were reclassified to conform with the presentation in fiscal 2002. These reclassifications have no effect on the stockholders' equity or net income as previously reported.

1.20   Accounting changes

1.20.1   On April 1, 2001 ICICI Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. All derivatives entered into by ICICI Bank after April 1,2002 are for trading purposes. The cumulative effect, net of tax, of adoption of SFAS 133 at April 1, 2001 of Rs 16 million is included in net income.

1.20.2   Prior to April 1, 2001, currency swaps entered into for non-trading purposes, were accounted for on an accrual basis. Although considered effective as economic hedges, these currency swaps do not qualify for hedge accounting under SFAS 133.

ICICI Bank Limited

Notes to financial statements

1.21 Risk management instruments

1.21.1   The Bank manages its exposures to market rate movements by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps and forwards. To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

2   Cash and cash equivalents

2.1.1   Cash and cash equivalents at March 31, 2002 include a balance of Rs 14,610 million (March 31, 2001: Rs 10,968 million) maintained with the Reserve Bank of India in accordance with the guidelines governing cash reserve requirements. This balance is subject to withdrawal and usage restrictions.

3   Trading assets

3.1.1   A listing of the trading assets is set out below:

	At March 31,	
	2001	**2002**
	(in Rs millions)	
Government of India securities	14,055	20,765
Debentures	1,808	538
Bonds	2,348	727
Fair value of derivatives and foreign exchange contracts	127	541
Commercial paper	387	-
Mutual fund units	-	3,504
Total	18,725	26,075

3.1.2   At March 31, 2002, trading assets included certain securities amounting to Rs Nil (March 31, 2001: Rs 32 million), which were pledged in favor of certain banks against funds transfer facilities.

4   Securities

4.1.1   The portfolio of securities is set out below:

	At March 31, 2001			
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
		(in Rs millions)		
Securities, held to maturity				
Government of India securities	10,944	580	-	11,524
Securities, available for sale				
Corporate debt securities	6,057	210	(27)	6,240
Government of India securities	15,765	302	(7)	16,061
Total debt securities	21,822	512	(34)	22,301
Mutual fund units	2,513	4	(142)	2,375

Others………………………………………………………	111	-	-	111
Total securities, available for sale ……………………………..	24,446	516	(176)	24,787

	At March 31, 2002			
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
		(in Rs millions)		
Securities, held to maturity				
Government of India securities………………………………..	24,294	4,474	-	28,768
Securities, available for sale				
Corporate debt securities……………………………………	4,437	142	-	4,579
Government of India securities………………………………	149,280	1,492	-	150,772
Total debt securities…………………………………………	153,717	1,634	-	155,351
Mutual fund units……………………………………………	350	-	(57)	293
Others………………………………………………………	122	-	(8)	114
Total securities, available for sale ……………………………..	154,189	1,634	(65)	155,758

4.1.2   At March 31, 2002, available for sale securities included certain securities with fair value amounting to Rs 21,360 million (March 31, 2001: Rs Nil), which are pledged in favour of certain banks against funds transfer facilities and borrowings.

Income from securities, available for sale

4.1.3   A listing of interest, dividends, gross realized gains and gross realized losses on available for sale securities is set out below:

	Year ended March 31		
	2000	2001	2002
	(in Rs millions)		
Interest………………………………………………………………………………	358	853	3,625
Dividends ……….……………………………………………………………………	326	364	84
Total interest and dividends………….……………………………………………..	684	1,217	3,709
Gross realized gain …………………………………….…………………………….	259	114	1,031
Gross realized losses……………………….…………………………………………	(184)	(498)	(159)
Total ……………….………………………………………………………………….	759	833	4,581

Maturity profile of debt securities

Held to Maturity Securities

4.1.4   Maturity profile of securities held to maturity at March 31, 2001 and March 31, 2002 is set out below:

	At March 31, 2001		At March 31, 2002	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Government of India securities		(in Rs millions)		
Less than one year…………………………………………………..	-	-	-	-
One to five years……….……………………………………………	2,938	3,077	4,188	4,702
Five to ten years…………………………………………………….	6,380	6,726	9,288	10,753
More than ten years……………………………………………………	1,626	1,721	10,818	13,313
Total…………………………………………………………………….	10,944	11,524	24,294	28,768

ICICI Bank Limited

Notes to financial statements

Available for sale securities

4.1.5   Maturity profile of securities available for sale, which have fixed contractual maturities, at March 31, 2001 and March 31, 2002 is set out below:

| | At March 31, 2001 | | At March 31, 2002 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(in Rs millions)		
Corporate debt securities				
Less than one year…………………………….…...………………………	1,835	1,849	996	992
One to five years………..…………………….…...………………………	3,737	3,876	1,718	1,782
More than five years…………………..……...………………………	485	515	1,723	1,805
Total ………………………………………………………………	6,057	6,240	4,437	4,579
Government of India securities				
Less than one year……………………………..…………………	5,963	5,971	78,860	79,316
One to five years………..……………………..…………………	6,843	7,095	44,633	45,123
More than five years…………………..……..…………………	2,959	2,995	25,787	26,333
Total ………………………………………………………………	15,765	16,061	149,280	150,772

5   Loans and leases

5.1.1   A listing of loans by category is set out below:

| | At March 31, | |
	2001	2002
	(in Rs millions)	
Working capital finance…..……………………………………………………………………	57,316	37,340
Term loans – commercial…………………………………………………………………	9,483	7,313
Credit substitutes ………………………………………………………….…………………....	23,624	23,035
Lease financing……….………………………………………………………………………	944	820
Retail loans and credit card receivables…………………………………………………...	4,909	7,150
Total loans …………………………………………………………………………………	96,276	75,658
Allowance for loan losses………………………………………………………………	(2,890)	(2,820)
Unearned income………………………………………………………………………	(356)	(364)
Net loans…………………………………………………………………………………	93,030	72,474

5.1.2   As at March 31, 2002, working capital finance included debit balances in savings and current accounts of Rs 3,765 million and loans given to persons domiciled outside India of Rs 620 million (March 31, 2001: Rs 4,695 million and Rs 951 million respectively).

5.1.3   Generally, the working capital advances are secured by a first lien on current assets, principally inventory and receivables. Additionally, in certain cases ICICI Bank may obtain additional security through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees. The term loans are secured by a first lien on t he property and equipment and other tangible assets of the borrower.

Corporate debt securities reported as loans (credit substitutes)

5.1.4   The portfolio of credit substitutes is set out below:

	At March 31, 2001				At March 31, 2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in Rs millions)				(in Rs millions)			
Available for sale…….	488	-	-	488	2,944	42	43	2,943
Held to maturity……..	23,136	98	-	23,234	20,091	208	-	20,299

Income from credit substitutes available for sale

5.1.5   A listing of income from credit substitutes available for sale is set out below:

	Year ended March 31,		
	2000	2001	2002
	(in Rs millions)		
Interest……………………………………………………………………	-	-	90
Dividends…………………………………………………………………	-	-	-
Total ……………………………………………………………………..	-	-	90
Gross realized gain………………………………………………………	-	-	18
Gross realized loss………………………………………………………	-	-	-
Total ……………………………………………………………………..	-	-	18

Net investment in leasing activities

5.1.6   Contractual maturities of ICICI Bank's net investment in leasing activities and its components, which are included in loans, are set out below:

	(in Rs millions)
Gross finance receivable for the year ending March 31………………………………………………………….	
2003………..	265
2004………..	96
2005………..	87
2006………	82
2007 & beyond…………………………………………………………………………………………………	369
	899
Less: Unearned income……………………………………………………………………………………..	287
Security deposits………………………………………………………………………………..	79
Investment in leasing and other receivables……………………………………………………………..	533

ICICI Bank Limited

Notes to financial statements

Maturity profile of loans

5.1.7   A listing of each category of gross loans other than net investment in leases and other receivables by maturity is set out below:

	At March 31, 2001			
	Up to 1 Year	1-5 years	More than 5 years	Total
	(in Rs millions)			
Term loan……………………………………………………	3,865	4,204	1,414	9,483
Working capital finance……………………………………..	54,798	2,518	-	57,316
Credit substitutes……………………………………………	6,907	12,794	3,923	23,624
Retail loans and credit card receivables ……………………....	4,116	728	65	4,909
Total……………………………………………………	69,686	20,244	5,402	95,332

	At March 31, 2002			
	Up to 1 Year	1-5 years	More than 5 years	Total
	(in Rs millions)			
Term loan……………………………………………………	2,457	3,793	1,063	7,313
Working capital finance……………………………………..	35,413	1,856	71	37,340
Credit substitutes……………………………………………	7,400	14,296	1,339	23,035
Retail loans and credit card receivables …………………..…….	6,357	772	21	7,150
Total……………………………………………………	51,627	20,717	2,494	74,838

Interest and fees on loans

5.1.8   A listing of interest and fees on loans (net of unearned income) is set out below:

	Year ended March 31,		
	2000	2001	2002
	(in Rs millions)		
Working capital finance…………………………………………………………	2,666	4,469	5,680
Term loan………………………………………………………………………	480	847	940
Credit substitutes………………………………………………………………	981	1,539	2,669
Leasing and related activities …………………………………………………	14	22	(27)
Retail loans and credit card receivables………………………………………	296	542	1,065
Total ……………………………………………………………………..	4,437	7,419	10,327

Impaired loans

5.1.9 A listing of impaired loans is set out below:

	At March 31,	
	2001	**2002**
	(in Rs millions)	
Working capital finance………………………………………………………………………………	3,700	3,665
Term loan……………………………………………………………………………………………..	1,242	1,041
Credit substitutes …………………………………………………………………..………………..	121	86
Leasing and related activities ……………………………………………………………………	227	310
Credit card receivables…………………………………………………………………………………	43	355
Total ……………………………………………………………………….……………………	5,333	5,457
Related allowance for loan losses [1]………………………………………………..……………	(2,844)	(2,774)
Impaired loans net of valuation allowance………………………………………………………	2,489	2,683
Impaired loans with valuation allowance………………………………………………………	5,319	5,448
Impaired loans without valuation allowance …………………………………..………………	14	9
Total ………………………………………………………………….……………………	5,333	5,457
Interest foregone on non-performing assets …………………………………….………………	495	451
Average non-performing loans ………………………………………………….………………..	3,376	5,395

(1) Related allowance for loan losses does not include general provision on loans of Rs 46 million (March 31, 2001: Rs 46 million).

Concentration of credit risk

5.1.10 Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI Bank's total credit exposure. ICICI Bank's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

Allowance for loan losses

5.1.11 A listing of the changes in allowance for loan losses is set out below :

	Year ended March 31,		
	2000	**2001**	**2002**
	(in Rs millions)		
Allowance for loan losses at beginning of the year………..……………………………	880	748	2,890
Additions			
Provisions for loan losses, net of release of provisions as a result of cash collections……......	427	1,082	1,722
Provision for loan losses on loans acquired from Bank of Madura……...…………………	-	1,572	-
	1,307	3,402	4,612
Loans charged off……………………………………………………………………………..	(559)	(512)	(1,792)
Allowance for loan losses at end of the year………………………………………………	748	2,890	2,820

Troubled debt restructuring

5.1.12 The Bank classifies a debt restructuring as a troubled debt restructuring when it grants a concession, that it would not otherwise consider to a borrower in financial difficulties.

ICICI Bank Limited

Notes to financial statements

5.1.13   Loans at March 31, 2002 include loans aggregating Rs 613 million (March 31, 2001: Rs 467 million), which are currently under a scheme of debt restructuring and which have been identified as impaired loans. The gross recorded investment in these loans is Rs 785 million (March 31, 2001: Rs 890 million) against which an allowance for loan losses aggregating Rs 172 million (March 31, 2001: Rs 423 million) has been established. Income on restructured loans would have been Rs 144 million for year ended March 31, 2002 (March 31, 2001: Rs 101 million) based on original terms, and was Rs 100 million based on the restructured terms (March 31, 2001: Rs 85 million).

5.1.14   There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

6   Property and equipment

6.1.1   A listing of property and equipment by asset category is set out below:

	At March 31,	
	2001	**2002**
	(in Rs millions)	
Land……………………………………………………………………………………………	286	286
Building……………………………………………………………………………………	1,954	2,185
Equipment and furniture…………………………………………………………………..	2,924	4,025
Capital work in progress…………………………………………………………………	216	341
	5,380	6,837
Accumulated depreciation………………………………………………………………..	(1,460)	(2,006)
Net book value of property and equipment……………………………………………	3,920	4,831

6.1.2   Equipment and furniture includes an amount of Rs 394 million at March 31, 2002 (March 31, 2001: Rs 246 million) for automated teller machines taken on capital lease. The following is a summary of future minimum lease rental commitments for non-cancelable leases:

	(in Rs millions)
Year ending March 31,	
2003…………………………………………………………………………………………..	42
2004…………………………………………………………………………………………..	54
2005…………………………………………………………………………………………..	77
2006……………………………………………………………..…………………………..	103
2007…………………………………………………………………………………………..	130
Thereafter ……………………………………………………………………………………	241
Total minimum lease commitments ………………………………………………………	647

7   Intangible assets

7.1.1   Intangible assets at March 31, 2002 include goodwill amounting to Rs 2,353 million (March 31, 2001: Rs 2,568 million) and tenancy rights amounting to Rs 44 million (March 31, 2001: Rs 73 million). During the year the bank amortized Rs 215 million of goodwill and Rs 29 million of tenancy rights.

8   Other assets

8.1.1   Other assets at March 31, 2002 include interest accrued of Rs 4,488 million (March 31, 2001: Rs 2,248 million), advance taxes (net of provisions) Rs 1,449 million (March 31, 2001: Rs 1,051 million), deposits for leased premises and utilities of Rs 744 million (March 31, 2001: Rs 346 million), foreclosed assets held for resale of Rs 235 million (March 31, 2001: Rs 139 million) and prepaid expenses of Rs 11 million (March 31, 2001: Rs 13 million).

9   Deposits

9.1.1   Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:

	At March 31,	
	2001	2002
	(in Rs millions)	
Interest bearing		
Savings deposits	18,786	24,970
Time deposits	119,097	270,677
	137,883	295,647
Non-interest bearing		
Demand deposits	26,371	29,574
Total	164,254	325,221

9.1.2   Maturity profile of deposits is set out below:

	At March 31,	
	2001	2002
	(in Rs millions)	
Less than one year (including savings and demand liabilities)	111,215	185,264
One to three years	51,229	134,480
Three to five years	1,097	4,035
Greater than five years	713	1,442
Total deposits	164,254	325,221

9.1.3   At March 31, 2002, the aggregate of deposits with amounts greater than Rs 10 million was Rs 175,326 million. Demand and savings deposits are included in the less than one year category.

10   Short-term borrowings

10.1.1   Short-term borrowings at March 31, 2002 represent borrowings from Reserve Bank of India for a term of six months. These funds are in the nature of export refinance with an interest rate of 6.5% per annum. The average level of such borrowings, during year ended March 31, 2002, was Rs 888 million (March 31, 2001: Rs 1,713 million). There were no unused lines of credit available to the Bank at March 31, 2002 (March 31, 2001: Rs Nil).

ICICI Bank Limited

Notes to financial statements

11 Repurchase transactions

11.1.1   During the year, ICICI Bank has undertaken repurchase transactions in Government of India securities. The maximum amount of outstanding repurchase agreements at any month-end during the period was Rs 21,399 million (March 31, 2001: Rs 537 million). The average level of repurchase transactions during the year ended March 31, 2002 was Rs 1,754 million (March 31, 2001: Rs 78 million). The repurchase contracts outstanding on March 31, 2002 were Rs 21,399 million (March 31, 2001: Rs 537 million) and were collateralized by a pledge of securities in the Bank's AFS portfolio with fair value of Rs 21,360 million (March 31, 2001: Rs 537 million).

11.1.2   ICICI Bank has also undertaken reverse repurchase transactions in Government of India securities. The maximum amount of outstanding reverse repurchase agreements at any month-end during the period was Rs 9,116 million (March 31, 2001: Rs Nil). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2002 was Rs 584 million (March 31, 2001: Rs 206 million). The reverse repurchase contracts outstanding on March 31, 2002 were Rs 9,116 million (March 31, 2001: Rs Nil).

12 Trading liabilities

12.1.1   Trading liabilities at March 31, 2002 include borrowings from banks in the interbank call money market of Rs 274 million (March 31, 2001: Rs 3,978 million) and fair value of losses on derivatives and foreign exchange contracts of Rs 886 million (March 31, 2001: Rs Nil).

13 Long-term debt

13.1.1   Long-term debt, represents debt with an original maturity of greater than one year, net of unamortized debt issuance costs. Long-term debt bears interest at fixed contractual rates ranging from 6.50% to 17.25%. In fiscal 2002, long-term debt includes subordinated debt of Rs 2,270 million raised by the Bank during the current year for a period of 69 months at 9.5%. A listing of long-term debt by residual maturity is set out below:

| | At March 31, 2001 | | At March 31, 2002 | |
	(in Rs millions)	%	(in Rs millions)	%
Maturity				
2003……………………………………………………………….	461	19	1,370	24
2004……………………………………………………………….	1,136	47	1,175	20
2005……………………………………………………………….	101	4	132	2
2006……………………………………………………………….	-	-	71	1
2007 and later……………………………………………….……	723	30	2,992	53
Total ..………………………………………………….……...	2,421	100	5,740	100

14 Other liabilities

14.1.1   Other liabilities at March 31, 2002 include outward clearing suspense of Rs 5,988 million (March 31, 2001: Rs 5,656 million), accounts payable of Rs 2,649 million (March 31, 2001: Rs 3,806 million), interest accrued but not due on deposits amounting to Rs 1,752 million (March 31, 2001: Rs 557 million), cash margins on letters of credit/guarantees of Rs 69 million (March 31, 2001: Rs 80 million) and obligations on account of capital leases amounting to Rs 318 million (March 31, 2001: Rs 251 million).

15   Earnings per share

15.1.1   A computation of earnings per share is set out below:

	Year ended March 31,					
	2000		**2001**		**2002**	
	(in Rs millions except per share data)					
	Basic	**Fully diluted**	**Basic**	**Fully diluted**	**Basic**	**Fully diluted**
Earnings						
Net income before cumulative effect of accounting change….	1,402	1,402	1,308	1,308	2,021	2,021
Cumulative effect of accounting change, net of tax………….	-	-	-	-	16	16
Net income……………………………………………………	1,402	1,402	1,308	1,308	2,037	2,037
Common stock						
Weighted average common stock outstanding………………..	165.09	165.09	198.24	198.24	220.36	220.36
Dilutive effect of employee stock options……………………..	-	0.02	-	-	-	-
Total………………………………………………………..	165.09	165.11	198.24	198.24	220.36	220.36
Earnings per share						
Before cumulative effect of accounting change………………	8.49	8.49	6.60	6.60	9.17	9.17
Cumulative effect of accounting change, net of tax………….	-	-	-	-	0.07	0.07
Net income………………………………………………..	8.49	8.49	6.60	6.60	9.24	9.24

15.1.2   Options granted to employees to purchase 1,636,125 equity shares and 6,327,825 equity shares granted to employees at a weighted average exercise price of Rs 171.90 and Rs 145.98, respectively, were outstanding as at March 31, 2001 and 2002, respectively, and have been included in the computation of diluted earnings per share wherever the average market price of the equity shares during the period was greater than the exercise price of the options.

16   Regulatory matters

16.1.1   ICICI Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

16.1.2   In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2002 was Rs 70,079 million (March 31, 2001: Rs 38,087 million).

Capital adequacy requirements

16.1.3   ICICI Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items, at least half of which must be Tier I capital, of 9% be maintained. The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2002 was 16.12% (March 31, 2001: 11.57%).

ICICI Bank Limited

Notes to financial statements

Restricted retained earnings

16.1.4   Retained earnings at March 31, 2002 computed as per generally accepted accounting principles of India include profits aggregating to Rs 2,494 million (March 31, 2001: Rs 1,844 million), which are not distributable as dividends under the Banking Regulation Act, 1949. These profits relate to requirements regarding earmarking a part of the profits under banking laws. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to the Reserve Bank of India. Statutes governing the operations of ICICI Bank mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

17   Business segments

Segmental disclosures

17.1.1   ICICI Bank's operations are solely in the financial services industry and consist of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carries out these activities through offices in India. Effective March 10, 2001, the Bank acquired Bank of Madura Limited, a private sector bank in India. Immediately following the merger, the results of the Bank of Madura were being reviewed separately. During the current year, the operations of Bank of Madura were completely integrated with the operations of ICICI Bank and Bank of Madura is no longer considered a segment.

17.1.2   Until the financial year ended March 31, 2000, the Bank had been analyzing its business information and making operating decisions based upon reviews of the Bank's operations as a whole. However, with continued growth in business, the Bank reorganized its business in three Strategic Business Units ('SBUs') namely Retail Banking, Corporate Banking and Treasury. Each of these SBUs caters to different segments of customers and offers different financial products and services. The Retail Banking activity includes mobilizing of funds from retail depositors by offering them a wide range of financial products and providing services through various channels like branches, ATM, internet banking, phone banking and mobile banking. The Retail Banking SBU also offers consumer lending services namely credit cards, loans against deposits and securities etc. The Corporate Banking SBU (CB-SBU) provides financial products and services to corporates, institutions and Government organizations. The Corporate Banking - SBU provides medium and short-term credit, fee and commission based services (e.g., documentary credits, letters of credit, forward contracts etc.), accepts deposits from corporate customers and also provides cash management services. The Treasury SBU manages the treasury operations of the bank through market operations. It also invests in various money market instruments, debt instruments, shares and debentures.

17.1.3   The following table gives information on segmental revenues and segmental profits for the years ended March 31, 2001 and March 31, 2002:

(Rs in million)

| | Fiscal 2001 | | | | | |
	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Revenue from external customers						
Interest revenue……………………………..	1,464	7,932	2,777	233	-	12,406
Other revenue……………………………	238	984	468	64	-	1,754
Revenue from other operating segments						
Interest & Other revenue (Note 1)…………	4,323	-	267	-	(4,590)	-
Total Revenue	**6,025**	**8,916**	**3,512**	**297**	**(4,590)**	**14,160**
Interest expenses to external customers……	4,406	2,025	1,808	169	-	8,408
Interest & other expenses from other operating segments………………………	-	3,264	1,326	-	Note 1 (4,590)	-
Depreciation………………………………..	284	142	15	36	-	477
Provision for credit losses………………….	30	1,052	-	-	-	1,082
Other expenses…………………………….	1,927	550	116	34	-	2,627
Income/(loss) before Income Taxes………..	(622)	1883	247	58	-	1,566
Income tax expense/(benefit)……………….	(101)	308	41	10	-	258
Net Income/(loss)…………………………..	**(521)**	**1,575**	**206**	**48**	**-**	**1,308**

(Rs in million)

| | Fiscal 2002 | | | | |
	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Eliminations	Total
Revenue from external customers					
Interest revenue…………………………………	4,389	11,645	4,803	-	20,837
Other revenue………………………………...	685	1,736	2,792	-	5,213
Revenue from other operating segments					
Interest & Other revenue (Note 1)…………….	9,517	-	-	(9,517)	-
Total Revenue	**14,591**	**13,381**	**7,595**	**(9,517)**	**26,050**
Interest expenses to external customers………...	9,424	3,190	2,502	-	15,116
Interest & other expenses from other operating segments……………………………………...	-	6,259	3,258	(Note 1) (9,517)	-
Depreciation……………………………………	505	88	43	-	636
Provision for credit losses………………………	268	1,454	-	-	1,722
Other expenses…………………………………	3,843	1,015	766	-	5,624
Income/(loss) before Income Taxes……………	551	1,375	1,026	-	2,952
Income tax expense/(benefit)…………………..	161	460	310	-	931
Income before cumulative effect of accounting changes………………….……..	**390**	**915**	**716**	**-**	**2,021**
Cumulative effect of accounting changes, net of tax……………………………………….	-	16	-	-	16
Net Income/(loss)………………………………	**390**	**931**	**716**	**-**	**2,037**

17.1.4   Note 1:   Interest and other revenues from other operating segments represents the notional interest charged by 'Retail Banking' to other segments, on funds mobilized by it through deposits and which were utilized by other segments for lending and investment purposes. This item also includes a notional management fee charged by 'Treasury' to other segments for managing part of their assets and liabilities.

ICICI Bank Limited

Notes to financial statements

17.1.5   A listing of certain assets of reportable segments for the years ended March 31, 2001 and March 31, 2002 is set out below:

(Rs in million)

	Fiscal 2001					
Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Property and equipment…………….	2,270	586	56	1,008	-	3,920
Other assets…………………………	30,332	115,468	37,888	32,930	-	216,618
Total assets …………………………	**32,602**	**116,054**	**37,944**	**33,938**	**-**	**220,538**

(Rs in million)

	Fiscal 2002				
Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Eliminations	Total
Property and equipment………………………	3,565	896	370	-	4,831
Other assets…………………………………	69,720	125,645	204,609	-	399,974
Total assets …………………………………	**73,285**	**126,541**	**204,979**	**-**	**404,805**

17.2   Geographic distribution

17.2.1   The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets. The assets and net income from foreign operations are immaterial.

Major customers

17.2.2   ICICI Bank provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

18   Employee benefits

18.1   Retirement benefits

Gratuity

18.1.1   In accordance with Payment of Gratuity Act, 1972, ICICI Bank provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, on death while in employment or on termination of employment based on the respective employee's salary and the years of employment with ICICI Bank. The gratuity benefit conferred by ICICI Bank on its employees is equal to or greater than the statutory minimum.

18.1.2   ICICI Bank provides the gratuity benefit through annual contributions to either a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India or to a fund administered and managed by a Board of Trustees. ICICI Bank's liability for provision of gratuity benefit to its employees is determined periodically through actuarial valuations in accordance with SFAS 87.

18.1.3 The following table sets forth the funded status of the plan and the amounts recognized in the financial statements:

	At March 31, 2001	At March 31, 2002
	(in Rs million)	
Change in benefit obligations		
Projected benefit obligations at beginning of the year/period	12	336
Obligations assumed on acquisition	317	-
Service cost	3	24
Interest cost	4	34
Benefits paid	(1)	(11)
Actuarial (gain) / loss on obligations	1	9
Projected benefit obligations at the end of the period	336	392
Change in plan assets		
Fair value of plan assets at beginning of the period	17	333
Fair value of plan assets acquired on acquisition	303	-
Expected return on plan assets	3	33
Employer contributions	6	48
Gain/(loss) on plan assets	4	(1)
Benefits paid	-	(11)
Plan assets at the end of the period	333	402
Net prepaid asset/(accrued liability)	(3)	10

18.1.4 The components of the net gratuity cost for the year ended March 31, 2001 and the year ended March 31, 2002 are given below:

	At March 31, 2001	At March 31, 2002
	(Rs in million)	
Service cost	3	24
Interest cost	4	34
Expected return on assets	(3)	(33)
Actuarial (gain) / loss	(3)	10
Net gratuity cost	1	35

18.1.5 Assumptions used in accounting for the gratuity plan are given below:

	At March 31, 2001	At March 31, 2002
Discount rate	11%	10%
Rate of increase in the compensation levels	8%	8.0 - 8.5%
Rate of return on plan assets	10.5%	10%

Pension Plan

18.1.6 ICICI Bank provides for a pension, a deferred benefit retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with ICICI Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

18.1.7 The pension plan is funded through periodic contributions to a fund set up by ICICI Bank and administrated by a Board of Trustees. Such contributions are actuarially determined in accordance with the provisions of SFAS 87.

ICICI Bank Limited

Notes to financial statements

18.1.8   The following table sets forth the funded status of the plan and the amounts recognized in the financial statements for the years ended March 31, 2001 and March 31, 2002:

	At March 31,	
	2001	**2002**
	(in Rs Million)	
Change in benefit obligations		
Projected benefit obligations at beginning of the year/period………………………………………….	-	724
Obligations assumed on acquisitions…………………………………………………………...............	711	-
Service cost……………………………………………………………………………………………..	1	26
Interest cost……………………………………………………………………………………….….....	4	72
Benefits paid………………………………………………………………………………………….…	-	(27)
Actuarial loss on obligations……………………………………………………………………….……	8	118
Projected benefit obligations at the end of the period…………………………………………………..	724	913
Change in plan assets		
Fair value of plan assets at beginning of the period…………………………………………………….	-	795
Fair value of plan assets acquired on acquisitions…………………………………………………….....	779	-
Expected return on plan assets……………………………………………………………………….…..	1	79
Employer contributions……………………………………………………………………………….……	1	53
Gain on plan assets…………………………………………………………………………………….……	14	13
Benefits paid……………………………………………………………………………………………….…	-	(27)
Plan assets at the end of the period…………………………………………………………………….…..	795	913
Net prepaid benefit ………………………………………………………………………….. ………….	71	-

18.1.9   The components of the net pension cost are given below:

	At March 31,	
	2001	**2002**
	(Rs in Million)	
Service cost………………………………………………………………………………………..………	1	26
Interest cost……………………………………………………………………………………………..…	4	72
Expected return on assets……………………………………………………………………………….…	(1)	(79)
Actuarial (gain) / loss…………………………………………………………………………………….…	(6)	105
Net pension cost………………………………………………………………………………..………..	(2)	124

18.1.10   Assumptions used in accounting for the pension plan are given below:

	At March 31,	
	2001	**2002**
Discount rate……………………………………………………………………………….……………..	11%	10%
Rate of increase in the compensation levels………………………………………………………………	8%	8%
Rate of return on plan assets……………………………….…………………………………………….…	10.50%	10%

Superannuation

18.1.11   The permanent employees of ICICI Bank are entitled to receive retirement benefits under the superannuation fund operated by ICICI Bank. The superannuation fund is a defined contribution plan under which ICICI Bank contributes annually a sum equivalent to 15% of the employee's eligible annual salary to Life Insurance Corporation of India, the manager of the fund, that undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Bank has contributed Rs 22 million and Rs 28 million to the employees' superannuation plan in years ended March 31, 2001 and 2002, respectively.

Provident fund

18.1.12   In accordance with the Employees Provident Fund & Miscellaneous Provisions Act, 1952, all employees of ICICI Bank are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and ICICI Bank contribute monthly at a determined rate (currently 12% of employees' salary). These contributions are made to a fund set up by ICICI Bank and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 9.5% (current guaranteed rate of return to the employees), such difference will be contributed by ICICI Bank and charged to income. The contribution to the employees' provident fund amounted to Rs 23 million and Rs 54 million in years ended March 31, 2001 and 2002, respectively.

Leave encashment

18.1.13   The liability for leave encashment on retirement or on termination of services of the employee of ICICI Bank is valued on the basis of the employee's last drawn salary and provided for. Other liabilities also include a provision of Rs 27 million on account of the leave encashment liability of the Bank at March 31, 2002 (March 31, 2001: Rs 8 million).

18.2   Employee stock option plan

18.2.1   In February 2000, the Bank approved an employee stock option plan. Under the plan, the Bank is authorized to issue up to 9.84 million equity shares to its employees and the employees of the affiliate company.

18.2.2   The options vest in a graded manner over three years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. During April 2001 and March 2002, the Bank issued additional options to its employees and executive directors. The Bank has not recorded any compensation cost as the exercise price was not less than the quoted market price of the underlying equity shares on the grant date.

Stock option activity

18.2.3   A summary of the status of the Bank's option plan is presented below:

	Year ended March 31, 2000		Year ended March 31, 2001		Year ended March 31, 2002	
	Option shares outstanding	Range of exercise price and grant date fair values	Option shares outstanding	Range of exercise price and grant date fair values	Option shares outstanding	Range of exercise price and grant date fair values
Outstanding at the beginning of the year…………………...	-		1,713,000	Rs 171.90	1,636,125	Rs 171.90
Granted during the year	1,788,000	Rs 171.90	-	-	4,735,200	Rs 120.35 – Rs 171.00
Forfeited during the year………..	75,000	Rs 171.90	76,875	Rs 171.90	43,500	Rs 171.00 – Rs 171.90
Exercised during the year………..	-		-		-	
Outstanding at the end of the year………………………...	**1,713,000**		**1,636,125**		**6,327,825**	
Exercisable at the end of the year	-		-		322,425	

ICICI Bank Limited

Notes to financial statements

18.2.4   Had compensation costs of the Bank's stock based compensation plan been recognized based on the fair value on the grant date consistent with the method prescribed by SFAS No 123, the Bank's net income and earnings per share would have been impacted as indicated below:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in Rs millions, except per share data)		
Net income			
As reported…………………………………………………………………	1,402	1,308	2,037
Proforma under SFAS No 123………………………………………………..	1,401	1,273	1,956
Basic earnings per share			
As reported…………………………………………………………………	8.49	6.60	9.24
Proforma under SFAS No 123………………………………………………..	8.49	6.42	8.88
Diluted earnings per share			
As reported…………………………………………………………………	8.49	6.60	9.24
Proforma under SFAS No 123………………………………………………..	8.49	6.42	8.88

18.2.5   The effects of applying SFAS No. 123, for disclosing compensation cost under such pronouncement may not be representative of the effects on reported net income for future years.

18.2.6   The fair value at date of grant was Rs 55.78 for options granted during February 2000, Rs. 83.38 for options granted during April 2001 and Rs 46.77 for options granted during March 2002 using the Black-Scholes option-pricing model. The following assumptions have been used to fair value the options:

	For the year ended March 31,		
	2000	**2001**	**2002**
Expected life in years……………………………………………………………	3	-	3
Risk free interest rate……………………………………………………………	10.35%	-	6.44% – 9.33%
Volatility…………………………………………………………………………	30.00%	-	54.40% – 67.90%
Dividend yield……………………………………………………………………	0.70%	-	1.18% – 1.66%

19   Income taxes

19.1   Components of deferred tax balances

19.1.1   The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI Bank.

19.1.2   A listing of the temporary differences is set out below:

	At March 31,	
	2001	2002
	(in Rs millions)	
Deferred tax assets		
Allowance for loan losses……..………….………………………………………………	824	763
Amortization of held to maturity securities………………………………………….……	165	190
Amortization of trading & available for sale securities…………………………………..……	82	323
Deposits……………………………….……………………………………………………	141	38
Deferred loan fees……………….……………………………………………………………	25	29
Others……………………….………………………………………………………………..	34	9
Gross deferred tax asset……………………………………………………………….…	1,271	1,352
Valuation allowances………………………………………………………………………..	2	2
Deferred tax asset………………………………………………………………………..	1,269	1,350
Deferred tax liabilities		
Depreciation……………………………….……………………………………………………	(475)	(445)
Investments……………………………………………………………………….………..	(77)	-
Unrealized gain on securities, available for sale……………………………………………	(117)	(584)
Amortization of debt issue costs…………………………………………………….……..	(34)	(8)
Others………………………………………………………………………………….……..	(36)	(10)
Total deferred tax liability………………………………………………………………	(739)	(1,047)
Net deferred tax asset…………………………………………………………………	530	303

19.1.3   Management is of the opinion that the realization of the recognized net deferred tax asset, net of valuation allowances, of Rs 1,350 million at March 31, 2002 (March 31, 2001: Rs 1,269 million) will more likely than not be realized based on expectations as to future taxable income.

ICICI Bank Limited

Notes to financial statements

19.2   Reconciliation of tax rates

19.2.1   The following is the reconciliation of estimated income taxes at the Indian statutory income
tax rate to income tax expense as reported. The Indian statutory tax rate is 35% plus a surcharge.
For the year ended March 31, 2000, the surcharge was 10%, resulting in a total statutory t ax rate
of 38.50%. During fiscal 2001, the surcharge was changed to 13% effective April 1, 2000, which
resulted in a total statutory tax rate of 39.55% for the year ended March 31, 2001. During fiscal
2002, the surcharge was changed to 2% effective April 1, 2001, which resulted in a total statutory
tax rate of 35.70% for the year ended March 31, 2002.

	Year ended March 31,		
	2000	**2001**	**2002**
	(in Rs millions)		
Net income before taxes………………………………………………………….	1,781	1,566	2,952
Statutory tax rate…………………………………………………………………	38.5%	39.55%	35.7%
Income tax expense at statutory tax rate……………………………………………	686	619	1,054
Increase (reductions) in taxes on account of			
Income exempt from taxes…….………………………………………………….	(340)	(344)	(213)
Amortization of goodwill……………………..………………………….….…	-	6	81
Effect of change in statutory tax rate ………………………………………………	6	-	26
Others……………………………………………………………………………….	27	(23)	(17)
Reported income tax expense …………………………………………………….	379	258	931

19.3   Components of income tax expense

19.3.1   The components of income tax expense/(benefit) are set out below:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in Rs millions)		
Current……………………………………………………………………………....	266	700	1,171
Deferred……………………………………………………………..……………....	113	(442)	(240)
Total income tax expense………………………………………….………………....	379	258	931

20   Commitments and contingencies

Loan commitments

20.1.1   ICICI Bank has outstanding undrawn commitments to provide loans and financing to
customers. These loan commitments aggregated Rs 27,693 million and Rs 13,690 million at
March 31, 2001 and March 31, 2002, respectively. The interest rate on these commitments is
dependent on the lending rates on the date of the loan disbursement. Further, the commitments
have fixed expiry dates and may be contingent upon the borrowers' ability to maintain specific
credit standards.

Guarantees

20.1.2   As a part of its commercial banking activities, ICICI Bank has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

20.1.3   The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the instruments.

20.1.4   Details of facilities outstanding are set out below:

	At March 31,	
	2001	**2002**
	(in Rs millions)	
Financial guarantees………………………………………………………………………………...	7,511	12,551
Performance guarantees………………………………………………………………………………	5,949	8,565
Total ..…………………………………………………………………………………………………	13,460	21,116

Lease commitments

20.1.5   ICICI Bank has commitments under long-term operating leases principally for premises. Lease terms for premises generally cover periods of nine years. The following is a summary of future minimum lease rental commitments for non-cancelable leases.

Year ending March 31,	**(in Rs millions)**
2003………	174
2004………	180
2005……………………………………………………………………………………..…………………	183
2006…………………………………………………………..……………………………………………	190
2007…………………………………………………..……………………………………………………	197
Thereafter ………………………………………………………………………………………………	630
Total minimum lease commitments………………………………………………………………...	1,554

20.1.6   Various related legal proceedings are pending against ICICI Bank. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

20.1.7   Further, ICICI Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs 93 million at March 31, 2002 (March 31, 2001: Rs 60 million).

ICICI Bank Limited

Notes to financial statements

21   Related party transactions

21.1.1   ICICI Bank has entered into transactions with the following related parties:

- Affiliates of the Bank (including ICICI Limited (former parent company));
- Employees' Provident Fund Trust; and
- Directors and employees of the group.

21.1.2   The related party transactions can be categorized as follows:

Banking services

21.1.3   ICICI Bank provides banking services to all related parties on the same terms that are offered to other customers.

21.1.4   The revenues earned from these related parties are set out below:

	Year ended March 31,	
	2001	2002
	(in Rs million)	
ICICI Limited (former parent company) ….………………….…….…………….…………………..	45	29
Other affiliates [1]…………………….…….…………….……….……………………………………..	27	4
Total……………………….…………………….…………………….…….……………………	72	33

(1) Comprising ICICI Securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital Services Limited, Prudential ICICI Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Personal Financial Services Limited, ICICI Home Finance Company Limited and ICICI Prudential Life Insurance Company Limited.

21.1.5   ICICI Bank paid related parties interest on deposits and borrowings in call money markets amounting to Rs 268 million for the year ended March 31, 2002 (March 31, 2001: Rs 203 million).

21.1.6   ICICI Bank paid brokerage fees to ICICI Brokerage Services Limited amounting to Rs Nil for the year ended March 31, 2002 (March 31, 2001: Rs 1 million).

Leasing of premises and infrastructure facilities

21.1.7   ICICI Bank has entered into lease agreements with ICICI Limited for the lease of certain premises and infrastructural facilities to ICICI Bank. Net amount incurred, as rent for the year ended March 31, 2002, was Rs 207 million (March 31, 2001: Rs 177 million). Similarly, ICICI Bank paid Rs 38 million for the year ended March 31, 2002 (March 31, 2001: Rs 16 million) towards lease rentals on certain equipment leased from ICICI Limited.

Acquisition of Equipment

21.1.8   ICICI Bank purchased equipment from ICICI Limited and ICICI Infotech Services Limited for Rs 11 million during the year ended March 31, 2002 (March 31, 2001: Rs 99 million).

Forward Contracts

21.1.9   ICICI Bank enters into foreign exchange forward contracts with ICICI Limited. The outstanding contracts as at March 31, 2002 in respect of the forward contracts amounted to Rs 251 million (March 31, 2001: Rs 2,262 million).

Derivative transactions

21.1.10   ICICI Bank enters into foreign exchange currency swaps and interest rate swaps with ICICI Limited on a back to back basis. The outstanding contracts as at March 31, 2002 in respect of cross currency swaps amounted to Rs 2,272 million (Rs 4,352 million at March 31, 2001) and in respect of interest rate swap contracts amounted to Rs 2,710 million (Rs Nil at March 31, 2001). Similarly, the Bank also enters into interest rate swaps with other affiliates on a back to back basis. The outstanding contracts with other affiliates at March 31, 2002 in respect of interest rate swaps amounted to Rs 6,050 million (March 31, 2001: Rs 2,900 million). The interest paid in respect of swaps with ICICI Limited amounted to Rs 275 million (March 31, 2001 : Rs 189 million).

Investments in pass through certificates

21.1.11   During the year ICICI Bank Limited invested in certain securities issued by trusts formed by its affiliate ICICI Limited. The repayment of the principal amount of certificates and periodic interest at predetermined rates are from the underlying securities held by the trusts transferred to it by ICICI Limited. The total investments in PTCs outstanding at March 31, 2002 was Rs 9,112 million (March 31, 2001 Rs Nil)

Repurchase transactions

21.1.12   The Bank entered into repurchase transactions with ICICI Limited during the year. The amount of such transactions outstanding as at March 31, 2002 was Rs 21,399 million (March 31, 2001: Rs Nil)

Expenses for services rendered

21.1.13   ICICI Bank paid Rs 12 million for the year ended March 31, 2002 (March 31, 2001: Rs 4 million) to ICICI Limited for secondment of its employees.

21.1.14   ICICI Bank paid Rs 47 million for the year ended March 31, 2002 (March 31, 2001: Rs Nil) to ICICI Personal Financial Services Limited for secondment of its employees.

Receipts for services rendered

21.1.15   ICICI Bank received Rs 10 million for the year ended March 31, 2002 (March 31, 2001: Rs 5 million) from ICICI Limited and ICICI Personal Financial Services Limited for employees seconded to them.

Share transfer activities

21.1.16   ICICI Bank paid Rs 1 million for the year ended March 31, 2002 (March 31, 2001: Rs 3 million) to ICICI Infotech Services Limited for share transfer services provided by them. The Bank incurred Rs 2 million for the year ended March 31, 2002 for dematerialization services provided by the above affiliate (March 31, 2001 Rs 5 million).

ICICI Bank Limited

Notes to financial statements

Dividend payments

21.1.17   ICICI Bank declared and paid Rs 407 million as a dividend to its affiliates for the year ended March 31, 2002 (March 31, 2001: Rs 184 million)

Other transaction with related parties

21.1.18   ICICI Bank has advanced concessional loans to employees, bearing interest ranging from 3.5% to 6%. These loans are housing, vehicle and general purpose loans. The tenure of these loans ranges from 5 to 20 years. The balance outstanding on account of all employee loans at March 31, 2002 was Rs 865 million (March 31, 2001 : Rs 494 million).

21.1.19   ICICI Bank has entered into an agreement with ICICI Personal Financial Services Limited for telephone banking call center services and transaction processing services for credit card related activities. The amount incurred for the year ended March 31, 2002 for these services was Rs 149 million (March 31, 2001: Rs 99 million).

21.1.20   ICICI Limited had undertaken a corporate brand building advertising campaign of which ICICI Bank's share amounted to Rs 29 million for the year ended March 31, 2002 (March 31, 2001: Rs 15 million).

21.1.21   ICICI Limited set up common technology infrastructure for utilization by the ICICI group of companies. ICICI Bank incurred Rs 37 million (March 31, 2001: Rs 34 million) and Rs 18 million (March 31, 2001: Rs 11 million) as its share of communication expenses and share of backbone infrastructure expense respectively for the year ended March 31, 2002. Similarly, it incurred Rs 124 million for the year ended March 31, 2002 (March 31, 2001: Rs 74 million), as expenses for the development of software and the provision of support services for software and hardware by ICICI Infotech Services Limited.

21.1.22   ICICI Bank incurred Rs 110 million for the year ended March 31, 2002 (March 31, 2001: Rs 49 million) as its share of the operating costs of the common data center set up by ICICI Limited.

21.1.23   ICICI Bank hired the services of ICICI Capital Services Limited to set up ATMs at various places for which Rs 7 million (March 31, 2001: Rs 8 million) was incurred during the year ended March 31, 2002. The Bank paid Rs 9 million during the year ended March 31, 2002 (March 31, 2001: Rs 6 million) to ICICI e-Payments Limited for payment gateway services rendered to internet merchants acquired by the Bank. The Bank also paid Rs 10 million (March 31, 2001: Rs 2 million) to ICICI Web Trade Limited for the compilation of data on new accounts acquired by the Bank during the year ended March 31, 2002.

21.1.24   The balances pertaining to receivables from and payable to related parties are as follows:

	ICICI Limited	Other Affiliates[1]
	(in Rs million)	
At March 31, 2001		
Accounts receivable……………………………………………………..	38	17
Accounts payable ……………………………………………………	5,209	2,847
At March 31, 2002		
Accounts receivable…………………………………………….………	24	1
Accounts payable…………………………………………………....…..	4,680	893

Note 1:   Comprises ICICI Securities and Finance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services

Limited, ICICI Personal Financial Services Limited, ICICI Capital Services Limited, ICICI Venture Funds Management Company Limited, ICICI Properties Private Limited, ICICI Home Finance Company Limited, ICICI Real Estate Company Private Limited, Traveljini.com Private Limited, ICICI Knowledge Park, ICICI Realty Private Limited, ICICI Web Trade Limited, ICICI e-Payments Limited and ICICI Prudential Life Insurance Company Limited.

22   Estimated fair value of financial instruments

22.1.1   ICICI Bank's financial instruments include financial assets and liabilities recorded on the balance sheet.

22.1.2   Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run off and new items are generated. Fair value estimates are generally subjective in nature and are made as of a specific point in time based on the characteristic of the financial instruments and relevant market information.

22.1.3   The data reported below represents management's best estimates based on a range of methodologies and assumptions. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future estimated loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Further, the fair values are estimated based on the existing financial instruments without attempting to estimate the value of anticipated future business.

22.1.4   Disclosure of fair values is not required for certain items such as premise and equipment, prepaid expenses, credit card receivables, obligations for pension and other postretirement benefits and other intangible assets. Accordingly, the aggregate fair value of amounts do not purport to represent the underlying "market" or franchise value of the Bank. Further, because of the differences in assumptions used and methodologies the fair values reported below may not be strictly comparable with those of other banks.

22.1.5   A listing of the fair values by category of financial assets and financial liabilities is set out below:

Particulars	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	At March 31, 2001		At March 31, 2002	
	(in Rs millions)			
Financial assets				
Securities, available for sale……………………………...	24,787	24,787	155,758	155,758
Securities, held to maturity……………………………....	10,944	11,524	24,294	28,768
Trading assets (including derivatives)…………………….	18,725	18,725	26,075	26,075
Loans (Note 1)…………………………………………....	93,030	93,128	72,474	72,681
Other financial assets (Note 2)…………………………....	62,704	62,704	112,049	112,049
Total……………………………………………………...	**210,190**	**210,868**	**390,650**	**395,331**
Financial liabilities				
Interest-bearing deposits………………………………….	137,883	138,846	295,647	296,385
Non-interest-bearing deposits…. ………………………..	26,371	26,371	29,574	29,574
Short term borrowings…..………………………………..	3,012	3,012	1,409	1,409
Trading liabilities (including derivatives)………………..	5,958	5,958	1,237	1,237
Long-term debt…………………………………………...	2,421	2,594	5,740	5,906
Other financial liabilities (Note 3)……………………….	18,236	18,236	42,272	42,272
Total……………………………………………………...	**193,881**	**195,017**	**375,879**	**376,783**

Note 1:   The carrying value of loans is net of allowance for loan losses and unearned income.

ICICI Bank Limited

Notes to financial statements

Note 2: Includes cash, dues from banks, deposits at interest with banks, reverse repurchase transactions, short-term highly liquid securities, and customers acceptance liability for which the carrying value is a reasonable estimate of the fair value.

Note 3: Represents acceptances and other liabilities outstanding, for which the carrying value is a reasonable estimate of the fair value.

22.1.6   The carrying value of cash and cash equivalents as reported in the balance sheet approximates the fair values since maturities are less than 90 days. Trading account assets and liabilities are carried at fair values in the balance sheet. Fair values of securities in all categories are based on quoted or independent market prices. The fair values of certain long-term loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or frequent repricing characteristics of these loans. For impaired loans where the credit quality of the borrower has deteriorated, fair values are estimated by discounting expected cash flows at a rate commensurate with the associated risk.

22.1.7   For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows. The estimated fair value of interest-bearing deposits and long term debt reflects changes in market rates since the time these were sourced.

G. Venkatakrishnan   Balaji Swaminathan

Senior Executive Vice President   Chief Financial Officer

Kalpana Morparia

Executive Director

INDEX TO ICICI US GAAP FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
ICICI Bank Limited as successor through acquisition of ICICI Limited

We have audited the accompanying consolidated balance sheets of ICICI Limited and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Limited and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, 'Goodwill and Other Intangible Assets' and SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities', as amended by SFAS No. 138, 'Accounting for Certain Derivative Instruments and Certain Hedging Activities'. Also, as discussed in Note 12 to the consolidated financial statements, effective April 1, 1999, the Company changed its method of accounting for depreciation of property and equipment.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollar on the basis described in Note 1 to the consolidated financial statements.

KPMG

Mumbai, India
May 3, 2002

ICICI Limited and subsidiaries

Consolidated balance sheets

In millions, except share data

	As of March 31, 2001	As of March 31, 2002	Convenience translation into US$, As of March 31, 2002
			(unaudited)
Assets			
Cash and cash equivalents………………………………………..	Rs. 30,987	Rs. 41,760	US$ 855
Trading assets……………………………………………....….....	18,878	42,376	868
Securities			
Available for sale …………………………...……………….	7,692	50,836	1,041
Held to maturity (fair value Rs. 1,563 million and Rs. Nil as of March 31, 2001 and 2002, respectively)………………	1,506	-	-
Non-readily marketable equity securities……………………	7,148	8,268	169
Venture capital investments………………………………....	3,769	3,921	80
Investments in affiliates…………………………………….…	7,899	8,590	176
Loans, net of allowance for loan losses, security deposits and unearned income..…………….….……………………..…...	602,023	523,601	10,723
Customers' liability on acceptances …………………………....	2,715	4,783	98
Property and equipment, net……………………………….….....	12,039	12,949	265
Assets held for sale……………………………………….……....	841	2,029	42
Intangible assets, net……………………………………………...	1,827	2,098	43
Deferred tax assets.……………………………………………....	4,587	7,428	152
Interest and fees receivable……………………………….……	13,878	9,561	196
Other assets…………………………………………….…..………	24,656	27,630	566
Total assets…………………………………………………....	**Rs. 740,445**	**Rs. 745,830**	**US$ 15,274**
Liabilities			
Interest-bearing deposits...……..……………………………..	Rs. 6,072	Rs. 7,380	US$ 151
Trading liabilities………………………………………………..	12,484	17,095	350
Short-term borrowings…………………………………………..	99,656	70,804	1,450
Bank acceptances outstanding…………………………………..	2,715	4,783	98
Long-term debt………………………………………………....	492,880	511,423	10,474
Redeemable preferred stock……………………………………....	698	772	16
Other borrowings………………………………………………....	-	5,787	119
Insurance policy and claims reserves……...……………………..	49	1,536	31
Deferred credit, net………………………………………………..	1,265	-	-
Taxes and dividends payable……………………………………...	10,498	11,050	226
Deferred tax liabilities…………………………………………....	806	1,291	26
Other liabilities…………………………………………………....	36,904	42,149	863
Total liabilities………………………………………………..	**664,027**	**674,070**	**13,804**
Commitments and contingencies (Note 32)			
Minority interest………………………………………………..	**496**	**599**	**12**
Stockholders' equity			
Common stock at Rs. 10 par value: 1,600,000,000 shares authorized as of March 31, 2001 and 2002; Issued and outstanding 785,344,048 and 785,345,448 shares as of March 31, 2001 and 2002, respectively…………………..…....	7,848	7,848	161
Additional paid-in capital…………………………………….…....	38,110	38,110	780
Retained earnings…………………………………………………..	34,196	26,042	533
Deferred compensation…………………………………………....	(33)	(7)	-
Accumulated other comprehensive income……………………	(4,199)	(832)	(17)
Total stockholders' equity…………………………………….	**75,922**	**71,161**	**1,457**
Total liabilities and stockholders' equity………………..…...	**Rs. 740,445**	**Rs. 745,830**	**US$ 15,274**

See accompanying notes to the consolidated financial statements.

ICICI Limited and subsidiaries

Consolidated statements of income

In millions, except share data

	Year ended March 31,			Convenience translation into US$ Year ended March 31,
	2000	**2001**	**2002**	**2002**
				(unaudited)
Interest and dividend income				
Interest and fees on loans…………………….....…….…	Rs. 69,339	Rs. 75,272	Rs. 75,237	US$ 1,541
Interest and dividends on securities…………….………..	1,922	560	1,618	33
Interest and dividends on trading assets ………….……...	7,426	2,836	1,714	35
Interest on balances and deposits with banks………….…	1,759	910	368	8
Other interest income……………………………….……	352	585	100	2
Total interest and dividend income……………….……	**80,798**	**80,163**	**79,037**	**1,619**
Interest expense				
Interest on deposits………….……….…………….….	6,104	490	744	15
Interest on long-term debt……………….…....…..….	52,893	56,830	59,798	1,225
Interest on short-term borrowings………….………..….	6,867	9,123	7,717	158
Interest on trading liabilities……………..…….………..	1,538	1,445	900	18
Other interest expense ……………….…………….…	90	4	350	7
Total interest expense………….…………….…..…	**67,492**	**67,892**	**69,509**	**1,423**
Net interest income………….……….……….…..…..	**13,306**	**12,271**	**9,528**	**195**
Provision for loan losses………….……………….…….	6,363	9,892	9,743	200
Net interest income after provision for loan losses…..…	**6,943**	**2,379**	**(215)**	**(4)**
Non-interest income				
Fees, commission and brokerage………………...….……	4,258	5,317	4,747	97
Net gain on trading activities……………….………..……..	2,157	847	2,442	50
Net gain/(loss) on venture capital investments……..……..	-	62	(316)	(6)
Net gain/(loss) on other securities…………….…………	2,363	(1,771)	(3,131)	(64)
Gain on sale of loans………….…………………….…	-	705	1,979	41
Foreign exchange income/(loss)……………….……..…..	428	(108)	78	2
Insurance premium……………..…………….…………	-	60	1,178	24
Software development and services.………………….…	5	701	1,493	31
Gain on sale of stock of subsidiaries/affiliates….…..…….	-	2,507	165	3
Gain/(loss) on sale of property and equipment.……...……	212	(31)	29	1
Rent.………….…………….…………….……..…..	22	413	310	6
Other non-interest income.……………….…………..…	370	586	476	10
Total non-interest income………………….…………...	**9,815**	**9,288**	**9,450**	**194**
Non-interest expense				
Salaries and employee benefits……………….………..…	1,618	1,940	3,278	67
General and administrative expenses……………….……	3,497	3,560	5,328	109
Policy holder benefits and claims expense.………….……	-	49	1,379	28
Amortization of goodwill and intangible assets.………….	187	259	290	6
Total non-interest expense.……………….………..…	**5,302**	**5,808**	**10,275**	**210**
Equity in earning/(loss) of affiliates….………………….	20	856	975	20
Minority interest.………………….	(361)	34	289	6
Income before income taxes and cumulative effect of accounting changes………….…………….………..	**11,115**	**6,749**	**224**	**5**
Income tax expense…………….…………………….…	2,033	119	129	3
Income before cumulative effect of accounting changes..	**9,082**	**6,630**	**95**	**2**
Cumulative effect of accounting changes, net of tax…….…	249	-	1,265	26
Net income……….…..……….…….……..……………..	**Rs. 9,331**	**Rs. 6,630**	**Rs. 1,360**	**US$ 28**

ICICI Limited and subsidiaries

Consolidated statements of income

In millions, except share data

		Year ended March 31,		Convenience translation into US$ Year ended March 31,
	2000	**2001**	**2002**	**2002**
				(unaudited)
Earnings per equity share: Basic (Rs.)				
Net income before cumulative effect of accounting changes……..	Rs. 14.06	Rs. 8.44	Rs. 0.12	US$ 0.00
Cumulative effect of accounting changes………………..	0.39	-	1.61	0.03
Net income…………………………………………	14.45	8.44	1.73	0.03
Earnings per equity share: Diluted (Rs.)				
Net income before cumulative effect of accounting changes..……	Rs. 13.41	Rs. 8.41	0.12	US$ 0.00
Cumulative effect of accounting changes…..…….....	0.36	-	1.61	0.03
Net income…………………………………….…	13.77	8.41	1.73	0.03
Weighted average number of equity shares used in computing earnings per equity share (millions)				
Basic……..……...………………………………..	646	785	785	785
Diluted …………….....……………………………..	687	785	785	785

See accompanying notes to the consolidated financial statements.

ICICI Limited and subsidiaries

Consolidated statements of stockholders' equity and other comprehensive income

In millions, except share data

	Common stock		Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income, Net of Tax	Total Stockholders' Equity
	No. of shares	Amount					
Balance as of March 31, 1999…………………………………	**480,102,913**	**Rs. 4,801**	**Rs. 14,772**	**Rs. 22,189**	**Rs. -**	**Rs. (5,251)**	**Rs. 36,511**
Common stock issued...………………………………………..	305,208,635	3,031	18,364	-	-	-	21,395
Compensation related to employee stock option plan…….…………..	-	-	97	-	(97)	-	-
Amortization of compensation……………………………………....	-	-	-	-	27	-	27
Increase in carrying value on direct issuance of stock by subsidiary…	-	-	4,114	-	-	-	4,114
Comprehensive income							
Net income…………………………………………….	-	-	-	9,331	-	-	9,331
Net unrealized gain/(loss) on securities, net of realization………...	-	-	-	-	-	2,712	2,712
Comprehensive income………………………………………..							12,043
Cash dividends declared (Rs. 4.5 per common share)..…………….....	-	-	-	(3,182)	-	-	(3,182)
Balance as of March 31, 2000…………………………………	**785,311,548**	**Rs. 7,832**	**Rs. 37,347**	**Rs. 28,338**	**Rs. (70)**	**Rs. (2,539)**	**Rs. 70,908**
Common stock issued on exercise of stock options...…………………..	32,500	-	3	-	-	-	3
Amortization of compensation …………………………………………	-	-	-	-	37	-	37
Increase in carrying value on direct issuance of stock by subsidiary…	-	-	1,242	-	-	-	1,242
Tax effect of increase in carrying value on direct issuance of stock by subsidiary …………………………………………………	-	-	(605)	-	-	-	(605)
Comprehensive income							
Net income………………………………………………….	-	-	-	6,630	-	-	6,630
Net unrealized gain/(loss) on securities, net of realization………...	-	-	-	-	-	(1,674)	(1,674)
Translation adjustments……………………………………….	-	-	-	-	-	14	14
Comprehensive income………………………………………..							4,970
Cash dividends declared (Rs. 1 per common share)……… ………….	-	-	-	(772)	-	-	(772)
Other………………………………………………………………..	-	16	123	-	-	-	139
Balance as of March 31, 2001…………………………………	**785,344,048**	**Rs. 7,848**	**Rs. 38,110**	**Rs. 34,196**	**Rs. (33)**	**Rs. (4,199)**	**Rs. 75,922**
Common stock issued on exercise of stock options...………………….	1,400	-	-	-	-	-	-
Amortization of compensation ……………………………………..	-	-	-	-	26	-	26
Comprehensive income							
Net income………………………………………………….	-	-	-	1,360	-	-	1,360
Net unrealized gain/(loss) on securities, net of realization………...	-	-	-	-	-	3,283	3,283
Translation adjustments……………………………………….	-	-	-	-	-	84	84
Comprehensive income………………………………………..							4,727
Cash dividends declared (Rs. 11 per common share)…………………..	-	-	-	(9,514)	-	-	(9,514)
Balance as of March 31, 2002…………………………………	**785,345,448**	**Rs. 7,848**	**Rs. 38,110**	**Rs. 26,042**	**Rs. (7)**	**Rs. (832)**	**Rs. 71,161**
Balance as of March 31, 2002 (US$) (unaudited) …………………...		**161**	**780**	**533**	**-**	**(17)**	**1,457**

See accompanying notes to the consolidated financial statements.

ICICI Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

	Year ended March 31,			Convenience translation into US$ Year ended March 31,
	2000	**2001**	**2002**	**2002**
				(unaudited)
Operating activities				
Net income……………………………………………..	Rs. 9,331	Rs. 6,630	Rs. 1,360	US$ 28
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:				
Provision for loan and other credit losses…..……….	6,363	9,892	10,532	216
Depreciation...………………………………………....	431	663	856	18
Amortization...………………………………………....	(64)	1,180	1,483	30
Deferral of discount and expenses on borrowings…..	838	1,213	1,307	27
Deferred income tax…………………………….……	(103)	(4,339)	(3,348)	(69)
Revaluation loss on foreign currency balances.……..	22	-	-	-
Unrealized loss/(gain) on trading securities………...	24	136	(80)	(2)
Unrealized loss on venture capital investments……..	-	-	300	6
Other than temporary decline in value of other securities…………………………………………..	1,444	1,835	3,480	71
Unrealized loss on derivative transactions………….	-	-	190	4
Undistributed equity in earning/(loss) of affiliates …	(20)	(856)	(572)	(12)
Minority interest…………………………………....	361	(34)	(289)	(6)
(Gain)/loss on sale of property and equipment, net....	(212)	31	(29)	(1)
(Gain)/loss on sale of securities available for sale…..	(3,807)	(126)	(349)	(7)
Gain on sale of subsidiary's stock………………….	-	(2,507)	(165)	(3)
Cumulative effect of accounting changes, net of tax..	(249)	-	(1,265)	(26)
Change in assets and liabilities				
Trading account assets…………………………...	(21,494)	10,153	(23,421)	(480)
Interest and fees receivable..………………..………	(1,946)	(131)	3,528	72
Other assets………………………….…………....	(1,120)	(2,495)	(2,932)	(60)
Trading account liabilities…………………..……...	5,892	(4,857)	4,342	89
Insurance policy and claims reserves……………..	-	-	1,487	30
Taxes payable…………………………….……..…...	1,773	(1,302)	552	11
Other liabilities……………………………………...	10,294	1,260	4,743	97
Net cash (used in)/provided by operating activities	**7,758**	**16,346**	**1,710**	**33**
Investing activities				
Purchase of held to maturity securities…...………...	(644)	(861)	-	-
Purchase of available for sale securities ………….…	(16,563)	(6,462)	(69,575)	(1,425)
Purchase of venture capital investments………….…	(387)	(4,094)	(504)	(10)
Purchase of non-readily marketable equity securities…	(2,020)	-	(2,015)	(41)
Proceeds from sale of held to maturity securities……..	-	-	640	13
Proceeds from sale of available for sale securities ….....	20,862	1,756	28,512	584
Proceeds from sale of venture capital investments……	-	-	53	1
Proceeds from sale of non-readily marketable equity securities…………………………..………………...	-	148	183	4
Proceeds from sale of subsidiary's stock………….…	-	4,075	302	6
Origination of loans, net……………………….…....	(92,431)	(98,573)	67,460	1,382
Purchase of property and equipment………………….	(4,320)	(3,927)	(1,936)	(40)
Proceeds from sale of property and equipment.………	276	145	128	3
Investments in affiliates…………………………….....	-	(33)	-	-
Payment for business acquisition, net of cash acquired.	-	(1,950)	(143)	(3)
Net cash (used in)/provided by investing activities..	**(95,227)**	**(109,592)**	**23,105**	**474**

ICICI Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

	Year ended March 31,			Convenience translation into US$ Year ended March 31,
	2000	**2001**	**2002**	**2002**
				(unaudited)
Financing activities				
Increase in deposits, net……………….…...……......	Rs. 36,077	Rs. 8,050	Rs. 1,308	US$ 27
Proceeds from short-term borrowings, net…………..	30,514	21,204	(28,852)	(591)
Proceed from other borrowings………………………	-	-	5,787	119
Proceeds from issuances of long-term debt…………	53,524	182,015	158,872	3,254
Repayment of long-term debt……...………….…......	(47,909)	(112,047)	(142,019)	(2,908)
Redemption of redeemable preferred stock….….……	(750)	(9,577)	-	-
Proceeds from issuance of common stock…………..	20,865	142	-	-
Proceeds from issuance of common stock by subsidiary………..…………………………………	7,338	465	390	8
Cash dividends paid…..……………….…..……….…	(3,182)	(775)	(9,514)	(195)
Net cash provided by/(used in) financing activities	**96,477**	**89,477**	**(14,028)**	**(286)**
Effect of de-consolidation of subsidiary on cash and cash equivalents………………….…………..………	-	(36,361)	-	-
Effect of exchange rate on cash and cash equivalents...………………………….……………	-	(14)	(14)	0
Net increase/(decrease) in cash and cash equivalents..	9,008	(40,144)	10,773	221
Cash and cash equivalents at the beginning of the year……..……………………………………………	62,123	71,131	30,987	635
Cash and cash equivalents at the end of the year…	**Rs. 71,131**	**Rs. 30,987**	**Rs. 41,760**	**US$ 856**
Supplementary information:				
Cash paid for:				
Interest……………………………..…………..	Rs. 59,411	Rs. 57,144	Rs. 66,587	US$ 1,364
Taxes ……………………………….………..	2,759	2,919	4,505	92
Non-cash items:				
Foreclosed assets………..……………………...	-	2,024	1,188	24
Conversion of loan to equity shares………..……..	1,002	1,982	1,586	32
Conversion of convertible instruments to equity shares…………………………………………..	530	-	-	-
Transfer of securities from held to maturity category to available for sale category…..……….	-	-	866	18
Change in unrealized gain/(loss) on securities available for sale, net…………..……….………...	2,712	(1,674)	3,283	67

See accompanying notes to the consolidated financial statements.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

1. Significant accounting policies

Overview

ICICI Limited together with its subsidiaries (collectively, ICICI or the Company) is a diversified financial services group providing a variety of banking and financial services including project finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking, broking and insurance. Further, the Company has an interest in the software development and services business. ICICI is headquartered in Mumbai, India.

Principles of consolidation

The consolidated financial statements include the accounts of ICICI Limited (parent company) and all of its subsidiaries, which are more than 50% owned and controlled. All significant intercompany accounts and transactions are eliminated on consolidation. The Company accounts for investments in common stock of affiliates by the equity method where its investments in the voting stock gives it the ability to exercise significant influence over the investee.

As discussed in Note 2, the financial statements of ICICI Bank Limited were consolidated in the year ended March 31, 2000 and were accounted for by the equity method in the years ended March 31, 2001 and 2002.

As discussed in Note 3, ICICI merged with ICICI Bank effective April 2002 under a plan of combination.

Basis of preparation

The accounting and reporting policies of ICICI used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US GAAP).

The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported income and expense for the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Foreign currencies

The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. The functional currency of each entity within ICICI is its respective local currency.

The assets and liabilities of ICICI's foreign operations are translated into Indian rupees at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of accumulated other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2002, have been translated into United States dollar at the noon buying rate in New York City on March 29, 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 48.83. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2002, or at any other certain date.

Revenue recognition

Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income from leasing and hire purchase operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

Fees from activities such as investment banking, loan syndication and financial advisory services are accrued based on the stage of completion of the underlying transactions. Fees for guarantees and letters of credit are amortized over the contracted period of the commitment.

Revenues from software development and services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates.

Insurance premiums from long duration contracts, principally life insurance, are accounted as and when due. Premiums from short duration insurance contracts are accounted for over the related contract period. Short duration contracts include primarily property, auto, accident and health policies. The accounting for benefits and expenses is associated with premiums by means of the provisions for future policy benefits, unearned premiums and the deferral and amortization of policy acquisition costs.

Cash equivalents

ICICI considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities and trading activities

ICICI classifies investments in debt and readily marketable equity securities, other than venture capital subsidiary investments, into two categories based upon management's intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale.

As discussed in Note 8, ICICI no longer classifies investments in debt securities as held to maturity, due to sale of certain held to maturity securities during the year ended March 31, 2002.

Trading assets, primarily debt securities and foreign exchange products, are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading securities is recorded in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, estimates using similar securities or pricing models.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Securities not classified as trading securities are classified as available for sale. These include securities used as part of ICICI's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

Equity securities, which are traded on a securities exchange within six months of the balance sheet date are considered as publicly traded. The last quoted price of such securities is taken as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost.

Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the loss recorded in non-interest income as a loss on other securities. Other than temporary decline is identified by management based on an evaluation of all significant factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and prospects of the issuer and the extent and ability of ICICI to retain the investment for a period of time sufficient to allow for any probable recovery in fair value.

Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash.

ICICI's venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the Board of Directors of the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial condition, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

Trading liabilities represent borrowings from banks in the inter-bank call money market, borrowings from banks and corporates in the course of trading operations and balances arising from repurchase transactions of a securities trading subsidiary.

Loans

Loans are reported at the principal amount outstanding, inclusive of interest accrued and due per the contractual terms, except for certain non-readily marketable privately placed debt instruments, which are considered credit substitutes and are, therefore classified as loans but accounted for as debt securities. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the life of the loan. Interest is accrued on the unpaid principal balance and is included in interest income.

Loans include aggregate rentals on lease financing transactions and residual values, net of security deposits and unearned income. Lease financing transactions substantially represent direct financing leases. Loans also include the aggregate value of purchased securitized receivables, net of unearned income.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

ICICI identifies a commercial loan as impaired and places it on non-accrual status when it is probable that ICICI will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 180 days overdue. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affect the borrower's ability to pay.

ICICI classifies a loan as a troubled debt restructuring where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status.

Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the company classified as non-accrual, the loan is returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product.

Allowance for loan losses

The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance is maintained for larger-balance, non-homogenous loans that have been individually determined to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral.

Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with an analysis that reflects current trends and conditions.

While determining the adequacy of the allowance for loan losses, management also considers overall portfolio indicators including historical credit losses, delinquent and non-performing loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; consideration of economic, geographical, product, and other environmental factors; and model imprecision.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Transfer and servicing of financial assets

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. The provisions of SFAS No. 140 relating to transfer and servicing of financial assets are effective for transactions after March 31, 2001. ICICI transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded only if the transfer qualifies as a sale under SFAS No. 140. Recourse and servicing obligations and put options written are recorded as proceeds of the sale. Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of securitization. The fair values are determined using either financial models, quoted market prices or sales of similar assets.

Derivatives instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. On April 1, 2001, the Company adopted SFAS No. 133 and SFAS No. 138 on a prospective basis.

Under SFAS No. 133, the Company may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of future cash flows of a floating rate asset or liability (cash flow hedge) or a foreign-currency fair value or cash flow hedge (foreign currency hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the statement of income as other non-interest income. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, net of tax. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in the fair value of the derivative are recognized in the statement of income as other non-interest income.

At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. In addition, the Company assesses, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flow or forecasted transaction is still expected to occur, gains and losses that were accumulated in other comprehensive income are amortized or accreted into the statement of income. Gains and losses are recognized in the statement of income immediately if the cash flow hedge was discontinued because a forecasted transaction did not occur.

The Company may occasionally enter into a contract (host contract) that contains a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated as a hedge; otherwise, the derivative is recorded as a freestanding derivative.

Prior to the adoption of SFAS No. 133, derivatives used for interest rate risk management were not recorded at fair value. Rather, the net interest settlement on designated derivatives that either effectively altered the interest rate characteristics of assets or liabilities or hedged exposures to risk was treated as an adjustment to the interest income or interest expense of the related assets or liabilities. The effect of adopting SFAS No. 133 at April 1, 2001 did not result in any impact on the statement of income.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while maintenance and repairs are charged to expense when incurred. Property and equipment held to be disposed off are reported as assets held for sale at the lower of carrying amount or fair value, less cost to sell.

Depreciation is provided over the estimated useful lives of the assets or lease term whichever is shorter.

Property under construction and advances paid towards acquisition of property and equipment are disclosed as capital work in progress. The interest costs incurred for funding an asset during its construction period are capitalized based on the average outstanding investment in the asset and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

Capitalized costs of computer software obtained for internal use represent costs incurred to purchase computer software from third parties and direct costs of materials and services incurred on internally developed software. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Impairment of long-lived assets

Long-lived assets and certain intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill and intangible assets

On April 1, 2001, ICICI early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, ICICI reclassified existing goodwill and intangible assets to conform with the new criteria in SFAS No. 141, Business Combinations, for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115 million as goodwill and a reclassification of previously recorded goodwill of Rs. 373 million as a separate unidentifiable intangible asset.

As required by SFAS No. 142, ICICI identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, ICICI compared the fair value of each reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

Subsequent to the adoption of SFAS No. 142, ICICI does not amortize goodwill but instead tests goodwill for impairment at least annually. The annual impairment test under SFAS No. 142 did not indicate an impairment loss.

The unidentifiable intangible asset relates to the acquisition of a financial service company in 1998 and continues to be amortized.

Business combinations

In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1,265 million related to an excess of the fair value of assets acquired over the cost of an acquisition. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgment as to whether realization is considered more likely than not.

Insurance policy and claim reserves

Insurance policy and claim reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based on the mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including adverse deviations. These assumptions consider the industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed.

Issue of shares by subsidiary/affiliate

An issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest of the Company in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to such direct sale of unissued shares by the investee is accounted for as a capital transaction, and is recognized in stockholders' equity when the transaction occurs.

Employee benefit plans

ICICI provides a variety of benefit plans to eligible employees. Contributions to defined contribution plans are charged to income in the period in which they accrue. Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

ICICI uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

Dividends

Dividends on common stock and the related dividend tax are recognized on approval by the Board of Directors.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted.

Reclassifications

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders' equity.

2. Dilution of ownership interest in ICICI Bank Limited

In March 2000, ICICI Bank Limited (ICICI Bank), a then consolidated subsidiary, providing banking services, issued 15.9 million American Depository Shares (ADS) to third parties representing 31.8 million common shares at an offer price of US$ 11.00 per ADS. The proceeds from the offering, after deducting underwriting discounts and other direct issue costs, were Rs. 7,338 million. As a result of the issuance, the proportionate ownership interest of the Company in ICICI Bank reduced from 74.2% to 62.2%.

The offering price per share exceeded ICICI's carrying amount per share in ICICI Bank, resulting in an increase in the carrying value of ICICI's investment in ICICI Bank by Rs. 4,114 million. This change in the carrying value was recognized in the statement of stockholders' equity as a capital transaction.

In accordance with Reserve Bank of India (RBI) guidelines prevalent at the time of incorporation of ICICI Bank, the Company was required to reduce its ownership interest in ICICI Bank to 40% at some point in the future. Based on certain regulatory developments subsequent to the incorporation of ICICI Bank, the Company was in discussions with the RBI to determine whether and to what extent it was still required to reduce its ownership in ICICI Bank. In February 2001, the RBI communicated its final views on the matter requiring the Company to take steps to reduce its interest to 40% immediately.

In March 2001, ICICI Bank acquired Bank of Madura Limited, a banking company, through issuance of stock. The acquisition was recorded by the purchase method. As a result of the issuance, the ownership interest of the Company in ICICI Bank was reduced from 62.2% to 55.6%. The issuance price exceeded ICICI's carrying amount per share in ICICI Bank resulting in an increase in the carrying value of ICICI's investment in ICICI Bank by Rs. 1,242 million. This change in the carrying value, net of the related tax effect of Rs. 140 million, has been recognized in the statement of stockholders' equity as a capital transaction.

Further, during March 2001, the Company sold a 9.2% interest in ICICI Bank to institutional investors for a consideration of Rs. 3,499 million. The gain on sale of Rs. 1,996 million is included in the statement of income. This reduced the Company's interest in ICICI Bank to 46.4%.

In view of the Company's ownership interest in ICICI Bank having been reduced to below majority level, the Company determined that consolidation of ICICI Bank was not appropriate and has accounted for its ownership interest under the equity method beginning April 1, 2000, the beginning of the fiscal year in which the ownership interest was less than majority.

During the year ended March 31, 2002, ICICI further reduced its ownership interest to 46%. This resulted in a gain of Rs. 57 million, which is included in the statement of income.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

3. Proposed business combination with ICICI Bank

In January 2002, the shareholders of ICICI and ICICI Bank approved a plan of combination whereby ICICI Bank will acquire ICICI in a transaction, which would be accounted for as a reverse acquisition. Subsequent to the transaction, ICICI Bank, the accounting acquiree will be the surviving legal entity. The transaction will be accounted for by the purchase method to reflect the increase in ownership interest of ICICI in ICICI Bank from the existing 46% to 100%.

The plan of combination was subject to regulatory approvals which were obtained in April 2002. As the transaction was consummated in April 2002, it is not reflected in the consolidated financial statements for the year ended March 31, 2002.

ICICI Bank provides banking and financial services. The operations of ICICI Bank are governed by the Banking Regulation Act, 1949. As a result of the acquisition, ICICI is expected to be a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for ICICI through access to the extensive branch network and core deposit base of ICICI Bank. Subsequent to the acquisition, the operations of the combined entity, to be renamed ICICI Bank Limited, will be governed by the Banking Regulation Act.

The transaction will be consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI. For accounting purposes, the aggregate purchase price will approximate Rs. 12,120 million.

The following table summarizes the preliminary allocation of the estimated purchase price:

Assets		(in millions)
Cash and cash equivalents	Rs.	48,618
Securities		119,505
Loans		39,392
Property and equipment		2,790
Intangible assets		4,038
Other assets		11,171
Total assets	**Rs.**	**225,514**
Liabilities		
Deposits		177,321
Long-term debt		3,213
Other liabilities		32,860
Total liabilities	**Rs.**	**213,394**
Net assets	Rs.	12,120

The amount of Rs. 4,038 million assigned to intangible assets is estimated to be the value of core deposit relationships, which will be amortized over a period of 10 years.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

4. Sale of stock of ICICI Infotech Services Limited

During the year ended March 31, 2001, ICICI diluted its interest in ICICI Infotech Services Limited (ICICI Infotech) to 92% through sale of an 8% interest to a strategic investor for a consideration of Rs. 576 million. The gain on sale of Rs. 511 million is included in the statement of income.

5. Acquisitions

During the year ended March 31, 2001, ICICI acquired certain software development and services companies in India and the United States for an aggregate cash consideration of Rs. 2,524 million. The transactions were accounted for under the purchase method of accounting and resulted in goodwill of Rs. 1,391 million, which was being amortized over a period of five years. During the year ended March 31, 2002, ICICI recorded goodwill of Rs. 354 million in relation to the acquisition of certain software development and services companies. As of March 31, 2002, goodwill of Rs. 70 million has been recorded pending final allocation. The revenues and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of ICICI.

6. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2002, include interest-bearing deposits with banks aggregating Rs. 35,508 million (2001: Rs. 21,693 million).

7. Trading assets

A listing of the trading assets is set out below:

	As of March 31,	
	2001	2002
	(in millions)	
Government of India securities	Rs. 8,889	Rs. 15,602
Securities purchased under agreements to resell	-	21,399
Corporate debt securities	7,289	4,627
Equity securities	2,677	742
Fair value of derivative and foreign exchange contracts	23	6
Total	**Rs.18,878**	**Rs. 42,376**

As of March 31, 2002, trading assets include Government of India (GOI) securities amounting to Rs.11,866 million (2001: Rs. 4,821 million), which are pledged for the purpose of collateralizing short-term borrowings.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

8. Securities

The portfolio of securities is set out below:

	As of March 31, 2001				As of March 31, 2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
				(in millions)				
Available for sale								
Corporate debt securities....	Rs. 485	Rs. 4	Rs. -	Rs. 489	Rs. 5,724	Rs. 52	Rs. (32)	Rs. 5,744
GOI securities................	975	35	-	1,010	28,262	507	-	28,769
Total debt securities..........	1460	39	-	1,499	33,986	559	(32)	34,513
Equity securities..............	11,821	482	(6,110)	6,193	19,181	365	(3,223)	16,323
Total securities available for sale....................	**Rs. 13,281**	**Rs. 521**	**Rs. (6,110)**	**Rs. 7,692**	**53,167**	**924**	**(3,255)**	**50,836**
Held to maturity								
Corporate debt securities....	Rs. 418	Rs. -	Rs. (1)	Rs. 417	-	-	-	-
GOI securities................	1,088	58	-	1,146	-	-	-	-
Total securities held to maturity.....................	**Rs. 1,506**	**Rs. 58**	**Rs. (1)**	**Rs. 1,563**	**Rs. -**	**Rs. -**	**Rs. -**	**Rs. -**
Non-readily marketable equity securities[1]..........	**Rs. 7,148**				**Rs. 8,268**			
Venture capital investments[2]				**Rs. 3,769**				**Rs. 3,921**

(1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2) Represents venture capital investments held by venture capital subsidiaries of ICICI.

During the year ended March 31, 2002, as part of its ongoing evaluation of its securities portfolio, the Company recorded an impairment charge of Rs. 3,480 million (2001: Rs. 1,835 million, 2000: Rs. 1,444 million) for an other than temporary decline in value of available for sale and non-readily marketable equity securities.

Privately placed corporate debt securities reported as loans (credit substitutes)

The portfolio of credit substitutes is set out below:

	As of March 31, 2001				As of March 31, 2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
				(in millions)				
Available for sale...........	Rs. -	Rs. -	Rs. -	Rs. -	Rs. 59,707	Rs. 1,077	Rs. (502)	Rs. 60,282
Held to maturity.............	75,496	-	(1,412)	74,084	-	-	-	-

During the year ended March 31, 2002, ICICI sold debt securities classified as held to maturity. The debt securities were sold for Rs. 640 million resulting in a realized gain of Rs. 102 million. As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale. Subsequent to the sale, ICICI no longer classifies debt securities as held to maturity.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Income from securities available for sale

A listing of income from securities available for sale is set out below:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in millions)		
Interest...	Rs. 388	Rs. 128	Rs. 1,151
Dividends	1,502	406	267
Total interest and dividends..	**Rs. 1,890**	**Rs. 534**	**Rs. 1,418**
Gross realized gain..	Rs. 5,851	Rs. 474	Rs. 1,346
Gross realized loss...	(2,044)	(348)	(8)
Total..	**Rs. 3,807**	**Rs. 126**	**Rs. 1,338**

Income from credit substitutes available for sale

A listing of income from credit substitutes available for sale is set out below:

	Year ended March 31, 2002
	(in millions)
Interest..	Rs. 2,872
Dividends	45
Total..	**Rs. 2,917**
Gross realized gain..	Rs. 282
Gross realized loss..	-
Total..	**Rs. 282**

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Maturity profile of debt securities

A listing of each category of available for sale debt securities as of March 31, 2002, by maturity is set out below:

	Available for sale	
	Amortized Cost	Fair value
	(in millions)	
Corporate debt securities		
Less than one year………………………………………………………..………..	Rs. 321	Rs. 316
One to five years……….……………………….……………………………………..	2,899	2,933
Five to ten years……….………………………………………………………………..	2,441	2,418
Greater than ten years……………………………………………….....……	63	77
	Rs. 5,724	Rs. 5,744
GOI securities		
Less than one year………………………………………………….………..………..	6,751	6,767
One to five years……….……………………....……………………………………..	18,479	18,687
Five to ten years……….…………………………………………………….………..	1,006	1,055
Greater than ten years……….…………………….….…………………….……	2,026	2,260
	Rs. 28,262	Rs. 28,769
Total debt securities………….……………………….………………………..	**Rs. 33,986**	**Rs. 34,513**
Credit substitutes		
Less than one year………………………………………………….………..………..	14,135	14,387
One to five years……….……………………….……………………………………..	27,396	27,533
Five to ten years……….…………………………………………………….………..	17,472	17,637
Greater than ten years……….……………………….………..……………….……	704	725
Total credit substitutes………….……………………….……………………..	**Rs. 59,707**	**Rs. 60,282**

9.   Repurchase transactions

ICICI has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2002, was Rs. 1,743 million (2001: Rs. 420 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2002, was Rs. 1,347 million (2001: Rs. 309 million). As of March 31, 2002, outstanding repurchase and reverse repurchase transactions reported as trading liabilities and trading assets respectively, were Rs. 595 million (2001: Rs. Nil) and Rs. 21,399 million (2001: Rs. Nil) respectively.

10.   Investments in affiliates

ICICI Bank

As discussed in Note 2, the Company has accounted for its 46% (2001: 46.4%) interest in ICICI Bank using the equity method. The carrying value of the investment in ICICI Bank as of March 31, 2002, was Rs. 8,206 million (2001: Rs. 7,562 million). The Company's equity in the income of ICICI Bank for the year ended March 31, 2002, was Rs. 928 million (2001: Rs. 814 million). During the year ended March 31, 2002, the Company received dividends of Rs. 403 million (2001: Rs. 184 million) from ICICI Bank.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

The summarized balance sheets and statements of income of ICICI Bank are set out below:

Balance sheet	As of March 31,	
	2001	2002
	(in millions)	
Cash and cash equivalents	Rs. 47,306	Rs. 89,371
Trading assets	18,725	26,075
Securities	35,731	180,052
Loans	93,030	72,474
Other assets	25,746	36,833
Total assets	**Rs. 220,538**	**Rs. 404,805**
Deposits	Rs. 164,254	325,221
Trading liabilities	5,958	1,237
Long-term debt	2,421	5,740
Other liabilities	31,598	54,457
Stockholders' equity	16,307	18,150
Total liabilities and stockholders' equity	**Rs. 220,538**	**Rs. 404,805**

Statement of income	Year ended March 31,	
	2001	2002
	(in millions)	
Interest income	Rs. 12,406	Rs. 20,837
Interest expense	(8,408)	(15,116)
Net interest income	3,998	5,721
Provision for loan losses	(1,082)	(1,722)
Non-interest income	1,754	5,213
Non-interest expense	(3,104)	(6,260)
Income taxes	(258)	(931)
Cumulative effect of accounting change	-	16
Net income	**Rs. 1,308**	**Rs. 2,037**

Other affiliates

Other affiliates of the Company are Prudential ICICI Management Company Limited (Pru-ICICI), Prudential ICICI Trust Limited (Pru-Trust), Tricolor Infotech International Inc. (Tricolor) and TCW/ICICI Investment Partners LLC (TCW). The Company has accounted for its interest in such affiliates using the equity method. The carrying value of the investment in such affiliates as of March 31, 2002, was Rs. 384 million (2001: Rs. 337 million). The Company's equity in the income of such affiliates for the year ended March 31, 2002, was Rs. 47 million (2001: Rs. 42 million, 2000: Rs. 20 million).

11. Loans

A listing of loans by category is set out below:

	As of March 31,	
	2001	2002
	(in millions)	
Project finance[(1) (2)]	Rs. 515,971	Rs. 416,386
Working capital finance	44,442	42,225
Lease financing	61,822	49,865
Consumer loans	27,106	73,013
Other	12,457	10,346
Gross loans	**661,798**	**591,835**
Unearned income	(23,365)	(20,013)
Security deposits	(3,375)	(11,574)
Loans, net of unearned income and security deposits	**635,058**	**560,248**
Allowances for loan losses	(33,035)	(36,647)
Loans, net	**Rs. 602,023**	**Rs. 523,601**

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

(1)   Non-readily marketable privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).

(2)   Includes Rs. 60,282 million (2001: Rs. 75,496 million) of credit substitutes classified as loans.

Project finance loans are generally secured by property, plant and equipment and other tangible assets. Generally, the working capital loans are secured by a first charge on current assets, principally comprising inventory and receivables. Additionally, in certain cases ICICI may obtain additional security for working capital loans through a first or second charge on property and equipment, pledge of financial assets like marketable securities and corporate/personal guarantees.

Lease financing

Contractual maturities of ICICI's investment in lease financing and its components, which are included in loans, are set out below:

	As of March 31, 2002
	(in millions)
Gross finance receivables for the year ending March 31,	
2003…………………………………………………………………………………………………...	Rs. 10,060
2004…………………………………………………………………………………………………...	6,383
2005…………………………………………………………………………………………………..	6,473
2006……………………………………………………………………………………………………	6,026
2007……………………………………………………………………………………………………	4,386
Thereafter…………………………………………….……………………………………………	16,537
	Rs. 49,865
Unearned income……………………………………………………………………………..	(13,959)
Security deposits………………………………………………………………………………	(11,574)
Investment in lease financing …………………..……………………………………………….…	**Rs. 24,332**

Maturity profile of loans

A maturity profile of gross loans, other than investment in lease financing, is set out below:

	As of March 31,	
	2001	**2002**
	(in millions)	
Less than one year ………………………………………………………………………………..	Rs. 176,230	Rs. 143,309
One to five years...……………………………………………………………………….………..	271,349	237,025
Greater than five years……………………………………………………………………………..	152,397	161,636
Total……………………………………………………………………………………………	**Rs. 599,976**	**Rs. 541,970**

Restructured loans

The Company classifies a debt restructuring as a troubled debt restructuring (restructured loan) when it grants a concession, that it would not otherwise consider, to a borrower in financial difficulties. As of March 31, 2002, the Company had committed to lend Rs. 18,616 million (2001: Rs. 750 million) to borrowers who are parties to troubled debt restructurings.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Impaired loans, including restructured loans

A listing of restructured loans is set out below:

| | As of March 31, | |
	2001	2002
	(in millions)	
Project finance	Rs. 37,726	Rs. 84,048
Working capital finance	818	5,283
Other	5,137	5,757
Restructured loans	**43,681**	**95,088**
Allowance for loan losses	(11,372)	(17,722)
Restructured loans, net	**Rs. 32,309**	**Rs. 77,366**
Restructured loans:		
With a valuation allowance	Rs. 40,196	95,088
Without a valuation allowance	3,485	-
Restructured loans	**Rs. 43,681**	**Rs. 95,088**

A listing of other impaired loans is set out below:

| | As of March 31, | |
	2001	2002
	(in millions)	
Project finance	Rs. 39,430	Rs. 48,093
Working capital finance	1,234	1,699
Lease financing	899	731
Consumer loans	32	190
Other	149	41
Other impaired loans	**41,744**	**50,754**
Allowance for loan losses	(21,663)	(17,567)
Other impaired loans, net	**Rs. 20,081**	**Rs. 33,187**
Other impaired loans:		
With a valuation allowance	Rs. 41,744	50,754
Without a valuation allowance	-	-
Other impaired loans	**Rs. 41,744**	**Rs. 50,754**

During the year ended March 31, 2002, interest income of Rs. 3,257 million (2001: Rs. 1,989 million, 2000: Rs. 1,035 million) was recognized on impaired loans on a cash basis. Gross impaired loans averaged Rs. 81,051 million during the year ended March 31, 2002 (2001: Rs. 76,642 million).

Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI's total credit exposure. ICICI's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within India.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

12. Allowance for loan losses

Changes in the allowance for loan losses

Movements in the allowance for loan losses are set out below:

	Year ended March 31,		
	2000	2001	2002
		(in millions)	
Allowance for loan losses at the beginning of the year………………………………..	**Rs. 28,524**	**Rs. 34,085**	**Rs. 33,035**
Effect of de-consolidation of subsidiary on allowance for loan losses ………………..	-	(747)	-
Provisions for loan losses, net of releases of provisions as a result of cash collections	6,363	9,892	9,743
	34,887	43,230	42,778
Loans charged-off.………………………………………………………………………..	(802)	(10,195)	(6,131)
Allowance for loan losses at the end of the year……..………………………………	**Rs. 34,085**	**Rs. 33,035**	**Rs 36,647**

Until the year ended March 31, 2000, the parent company followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During the year ended March 31, 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for loan losses. Accordingly, the parent company charged-off significant loan balances deemed unrecoverable during the years ended March 31, 2001 and 2002.

13. Securitization activity

ICICI primarily securitizes commercial loans through 'pass-through' securitizations. After the securitization, ICICI generally continues to maintain customer account relationships and services loans transferred to the securitization trust. Generally, the securitizations are without recourse and ICICI does not provide any credit enhancement. In a few cases, ICICI may enter into derivative transactions such as written put options and interest rate swaps with the transferees. Generally, ICICI does not retain any beneficial interests in the assets sold.

During the year ended March 31, 2002, ICICI securitized loans with a carrying value of Rs. 40,851 million (2001: Rs. 5,511), which resulted in gains of Rs. 1,079 million (2001: Rs. 434 million). The gains are reported as a component of gain on sale of loans.

Transfers that do not meet the criteria for a sale under SFAS No. 140, are recorded as secured borrowings with a pledge of collateral. As of March 31, 2002, ICICI recorded secured borrowings of Rs. 5,787 million that arise on securitization transaction involving trusts that are not considered as qualifying special purpose entities under the guidance provided by SFAS No. 140. Such secured borrowings are reported as a component of other borrowings.

As discussed above, ICICI has written put options, which require ICICI to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, ICICI will be obligated to purchase the securities at the predetermined exercise price. All put options were out-of-the-money for the holders.

As of March 31, 2002, ICICI sold loans with a carrying value of Rs. 13,249 million and an aggregate put option exercise price of Rs. 13,108 million. Subsequent to their initial issuance, such options are recorded at fair values with changes reported in the statement of income.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

14. Derivative instruments and hedging activities

ICICI manages its exposures to market rate movements by modifying its mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, equity index futures, equity index options and forward exchange contracts.

All such freestanding derivatives, whether held for trading or non-trading purposes, are carried at their fair value as either assets or liabilities and related gains and losses are included in other non-interest income. ICICI has not identified any significant derivative features embedded in other contracts that are not clearly and closely related to the host contract and meet the definition of a derivative.

Fair values for derivatives are based on quoted market prices, which take into account current market and contractual prices of the underlying instrument as well as time value underlying the positions.

All the designated hedges entered into by ICICI qualify as fair value hedges under SFAS No. 133. There are no cash flow hedges or hedges of net investments in foreign operations. For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the statement of income along with changes in the fair value of the derivative. ICICI assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The ineffectiveness, to the extent to which offsetting gains or loss are not achieved, is recorded through the statement of income.

The table below summarizes certain information relating to ICICI's hedging activities:

	As of March 31, 2002
	(in millions)
Fair value hedges……………………………………………………………………………	1,161
Hedge ineffectiveness recognized in earnings……………………………….……………	77

15. Property and equipment

A listing of property and equipment by asset category is set out below:

	As of March 31,	
	2001	2002
	(in millions)	
Land………………………………………………………………………..…………	Rs. 1,342	Rs. 1,336
Buildings..…………………………………………………………………….…………	6,668	7,316
Equipment and furniture………………………………………………………………	4,330	5,567
Capital work-in-progress………………………………………………………………	802	483
Others………………………………………………………………………………	355	490
Gross value of property and equipment………………………………………………	13,497	15,192
Accumulated depreciation………………………………………………………………	(1,458)	(2,243)
Property and equipment, net…………………………………………………………	**Rs. 12,039**	**Rs. 12,949**

As of March 31, 2002, land and buildings include certain assets of Rs. 397 million (2001: Rs. 541 million), which have not yet been registered in the Company's name pending regulatory transfer approvals.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Effective April 1, 1999, the parent company changed the method of accounting for depreciation of property and equipment from the written-down value method to the straight-line method. Under the written-down value method, depreciation is charged over the reducing balance of the fixed asset over its estimated useful life whereas under the straight-line method, the depreciation is charged at a fixed rate on the original cost of the fixed asset over its estimated useful life. The new method of depreciation was adopted to provide an improved measure of the Company's capital investment and is consistent with industry practices. The new method has been applied prospectively with a cumulative adjustment for all prior periods.

The effect of the change on the net income for the year ended March 31, 2000, was Rs. 226 million. The cumulative effect of the change aggregating Rs. 405 million, net of the related income tax effect of Rs. 156 million, to apply retroactively the new method has been included in the statement of income for the year ended March 31, 2000.

16. Assets held for sale

As of March 31, 2002, assets held for sale include assets of Rs. 2,029 million (2001: Rs. 828 million) acquired through foreclosure of loans.

17. Intangible assets, net

A listing of intangible assets by category is set out below:

	As of March 31,	
	2001	2002
	(in millions)	
Goodwill	Rs. 2,325	Rs. 1,862
Accumulated amortization	(613)	(54)
Goodwill, net	1,712	1,808
Employee workforce and customer relationships	135	-
Accumulated amortization	(20)	-
Other intangible assets, net	115	-
Unidentifiable intangible asset	-	1,139
Accumulated amortization	-	(849)
Unidentifiable intangible asset, net	-	290
Intangible assets, net	**Rs. 1,827**	**Rs. 2,098**

As more fully discussed in Note 1, ICICI adopted SFAS No. 142 on April 1, 2001, which resulted in reclassification of existing goodwill and intangible assets. During the year ended March 31, 2002, the Company recorded goodwill of Rs. 354 million relating to acquisitions of certain software services companies. Substantially all goodwill as of March 31, 2002, relates to the software development and services reporting unit of ICICI. No goodwill impairment loss has been recorded during the year ended March 31, 2002.

The unidentifiable intangible asset relates to the personal financial services reporting unit and is amortized over its useful life of five years. The balance-unamortized asset as of March 31, 2002, will be amortized during the year ended March 31, 2003.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Disclosure of adjusted net income and earnings per share excluding amortization expense recognized in prior periods related to goodwill and deferred credit are given below:

	Year ended March 31,	
	2000	2001
	(in millions)	
Reported net income	Rs. 9,331	Rs. 6,630
Add: Goodwill amortization	-	72
Less: Deferred credit amortization	253	253
Adjusted net income	Rs. 9,078	Rs. 6,449

	Year ended March 31,			
	2000		2001	
	Basic	Fully diluted	Basic	Fully Diluted
Reported earnings per share	Rs. 14.45	Rs. 13.77	Rs. 8.44	Rs. 8.41
Add : Goodwill amortization	-	-	0.09	0.09
Less : Deferred credit amortization	0.39	0.36	0.32	0.32
Adjusted earnings per share	Rs. 14.06	Rs. 13.40	Rs. 8.21	Rs. 8.18

18. Other assets

Other assets consist of the following:

	As of March 31,	
	2001	2002
	(in millions)	
Debtors	Rs. 1,911	Rs. 1,398
Staff advances	762	949
Advance taxes	14,585	16,568
Security deposits	937	1,004
Advances for purchases of securities	2,766	3,339
Prepaid expenses	198	164
Derivatives	-	896
Recoverable from Indian Government	1,379	1,111
Others	2,118	2,201
Total	Rs. 24,656	Rs. 27,630

Recoverable from Indian Government represents foreign exchange fluctuations on specific foreign currency long term debts, guaranteed by and recoverable from the Indian Government.

19. Deposits

Deposits represent interest-bearing time deposits. Contractual maturities of deposits as of March 31, 2002, are set out below:

	(in millions)
Deposits maturing during the year ending March 31,	
2003	Rs. 1,224
2004	1,352
2005	2,198
2006	692
2007	1,834
Thereafter	80
Total deposits	Rs. 7,380

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

As of March 31, 2002, the aggregate of deposits with individual balances greater than Rs. 5 million was Rs. 1,922 million (2001: Rs. 3,306 million).

20. Short-term borrowings

Short-term borrowings represent non-trading borrowings with an original maturity of one year or less.

21. Long-term debt and redeemable preferred stock

Long-term debt

Long-term debt represents debt with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

A listing of long-term debt as of March 31, 2002, by maturity and interest rate profile is set out below:

	Various fixed-rate obligations	Various floating-rate obligations	Total
		(in millions)	
Long-term debt maturing during the year ending March 31,			
2003..	Rs. 98,060	Rs. 21,201	Rs. 119,261
2004..	77,451	9,892	87,343
2005..	75,616	4,234	79,850
2006..	61,630	7,309	68,939
2007..	39,442	6,332	45,774
Thereafter...…..………	98,560	14,118	112,678
Total...…………..	**Rs. 450,759**	**Rs. 63,086**	**Rs. 513,845**
Less: Unamortized debt issue costs……………………………			(2,422)
Total...………..			**Rs. 511,423**

All long-term debt is unsecured. Debt aggregating Rs. 40,439 million (2001: Rs. 42,376 million) is guaranteed by the GOI.

Long-term debt is denominated in various currencies. As of March 31, 2002, long-term debt comprises Indian rupee debt of Rs. 438,529 million (2001: Rs. 404,017 million) and foreign currency debt of Rs. 72,894 million (2001: Rs. 88,863 million).

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Indian rupee debt

A listing of the major categories of Indian rupee debt is set out below:

	As of March 31,					
	2001		**2002**			
Category		**Weighted average interest rate**		**Weighted average interest rate**		**Average residual maturity**
	Amount		**Amount**		**Range**	
			(in millions)			
Bonds issued to institutional /individual investors……………………………..	Rs. 374,629	12.9%	Rs. 413,353	11.9%	8.4-16.5%	3.4 years
Bonds eligible for statutory reserve requirements[(1)]…………………………	21,653	11.1%	18,240	11.3%	7.8-12%	6.8 years
Borrowings from GOI[(2)]………………..	7,735	12.4%	6,936	10.3%	11-16%	4.9 years
Total…………………………………	**Rs. 404,017**	**12.8%**	**Rs. 438,529**	**11.9%**		**3.5 years**

(1)   Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by ICICI are approved securities under the rules.

(2)   Includes interest-free borrowing from the GOI aggregating Rs. 255 million (2001: Rs. 220 million). The borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

Foreign currency debt

A listing of the major categories of foreign currency debt is set out below:

	As of March 31,					
	2001		**2002**			
Category		**Weighted average interest rate**		**Weighted average interest rate**		**Average residual maturity**
	Amount		**Amount**		**Range**	
			(in millions)			
Borrowings from international development agencies [(1) (2)(3)]…..………………………	Rs. 21,473	5.6%	Rs. 25,224	3.0%	0-6.8%	13.6 years
Other borrowings from international markets…	67,390	6.5%	47,670	3.8%	2- 9.1%	2.1 years
Total………..……………………………	**Rs. 88,863**	**6.3%**	**Rs. 72,894**	**3.5%**		**6.08 years**

(1)   These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

(2)   As of March 31, 2002, under these lines of credit, the Company has an unutilized option to borrow Rs. 5,349 million as per an agreed schedule over a period of five years at various interest rates.

(3)   Exchange rate fluctuations on certain borrowings are guaranteed by the Government of India.

Redeemable preferred stock

ICICI issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for GOI securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2002 is Rs. 772 million (2001: Rs. 698 million).

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

22. Other liabilities

Interest accrued

Other liabilities as of March 31, 2002, include Rs. 21,435 million (2001: Rs. 21,775 million) of interest accrued but not due on borrowings.

Borrowings from Kreditanstalt fur Wiederaufbau

The Company has borrowings from Kreditanstalt fur Wiederaufbau (KfW), an international development agency, under specific lines of credit. The terms of the borrowings provide for limitations on usage, whereby funds can be used only for specified purposes. The borrowings are guaranteed by the GOI.

With respect to certain borrowings, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowing shall be paid to the GOI instead of the lender. KfW and the GOI have entered into an agreement whereby the interest paid to the GOI is repaid to the Company either in the form of a grant or a loan. While the loan is repayable as per a specified schedule, the grants do not have a repayment schedule. The interest amounts received from the GOI bear limitations on usage and are required to be advanced as loans/contributions for specified purposes. Similarly, with respect to certain other borrowings from KfW, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowings shall be retained by ICICI and used to be advanced as loans/contributions for specified purposes.

The Company periodically advances loans/contributions for specified purposes o ut of these funds and reports such utilizations to the GOI/KfW. However, no time schedule has been specified for the usage of the funds. In the event that the funds are not utilized for specified purposes, the GOI/KfW have the right to require repayment of the grant/retained interest. Additionally, KfW can modify the scope of the specified purposes. The Company retains the income derived from the loans made out of the funds. Similarly, it bears the risk of default on the loans.

The interest repaid by the GOI in the form of grants and the interest retained under the agreement with KfW do not represent contributions as they specify donor-imposed conditions, the breach of which, would enable the donor to demand repayment of the grants/retained interest. Accordi ngly, the grants/retained interest have been reported as liabilities.

Other liabilities as of March 31, 2002, include grants of Rs. 2,689 million (2001: Rs. 1,649 million) and retained interest of Rs. 439 million (2001: Rs. 361 million).

23. Common stock

ICICI presently has only one class of common stock. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of common stock in proportion to the common stock held by shareholders.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

During the year ended March 31, 2000, ICICI issued 32 million ADS representing 161 million common shares. The common stock represented by the ADS is similar to other common stock, except for voting rights. While every holder of common stock, as reflected in the records of the Company, has one vote in respect of each share held, the ADS holders have no voting rights due to a condition contained in the approval of the offering from the Ministry of Finance of India. Under the depositary agreement, the depositary of the ADS will vote as directed by the Board of Directors of ICICI. Upon consummation of the proposed business combination with ICICI Bank discussed in Note 2, each holder of common stock will receive one equity share of ICICI Bank for two equity shares in ICICI.

24. Retained earnings and dividends

Retained earnings as of March 31, 2002, include profits aggregating Rs. 12,153 million (2001: Rs. 11,875 million), which are not distributable as dividends under Indian company law. These relate to profits on redemption of preferred stock and requirements regarding earmarking a part of profits under banking laws.

Retained earnings as of March 31, 2002, include reserves of Rs. 10,866 million (2001: Rs. 9,208 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

Indian law mandates that any dividend, exceeding 10% of the common stock, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations, to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of common stock in proportion to the number of shares held to the total common stock outstanding as on that date. Issuances of common stock during a period would be entitled to dividend on a pro rata basis based on the date of issuance. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions. Dividend payments are also subject to dividend taxes applicable at the time of the declaration.

25. Earnings per share

A computation of the earnings per share is set out below:

	Year ended March 31,					
	2000		**2001**		**2002**	
	(in millions, except earnings per share data)					
	Basic	**Fully diluted**	**Basic**	**Fully diluted**	**Basic**	**Fully Diluted**
Earnings						
Net income before cumulative effect of accounting change (before dilutive impact)	Rs. 9,082	Rs. 9,082	Rs. 6,630	Rs. 6,630	Rs. 95	Rs. 95
Interest on convertible debt instruments	-	132	-	-	-	-
Contingent issuances of subsidiaries/affiliates	-	-	-	(25)	-	-
Net income before cumulative effect of accounting change (adjusted for full dilution)	9,082	9,214	6,630	6,605	95	95
Cumulative effect of accounting change, net of tax	249	249	-	-	1,265	1,265
Net income (adjusted for full dilution)	9,331	9,463	6,630	6,605	1,360	1,360
Common stock						
Weighted-average common stock outstanding	646	646	785	785	785	785
Dilutive effect of convertible debt instruments	-	41	-	-	-	-
Dilutive effect of employee stock options	-	-	-	-	-	-
Total	646	687	785	785	785	785

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Earnings per share						
Net income before cumulative effect of accounting change……………………………………………………	14.06	13.41	8.44	8.41	0.12	0.12
Cumulative effect of accounting change …………..……….	0.39	0.36	-	-	1.61	1.61
Net income………………………………………………….	**Rs. 14.45**	**Rs. 13.77**	**Rs. 8.44**	**Rs. 8.41**	**Rs. 1.73**	**Rs. 1.73**

For the purpose of calculating diluted earnings per share, the net income is adjusted for interest (after tax) on convertible instruments only for the year ended March 31, 2000 as all convertible bonds were converted/redeemed during the year ended March 31, 2001.

For the purpose of determining the impact of dilution, it is assumed that convertible instruments were converted to common stock at the beginning of the year, at prices which are most advantageous to the holders of the instruments. Shares assumed to be issued have been weighted for the period the convertible instruments were outstanding. All series of convertible instruments were dilutive.

Options to purchase 2,323,750 equity shares, 2,922,500 equity shares and 8,391,250 equity shares granted to employees at a weighted average exercise price of Rs. 85.5, Rs. 133.4 and Rs. 100.8 were outstanding during the year ended March 31, 2000, 2001 and 2002 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

26. Segmental disclosures and related information

Segmental disclosures

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The varied financial services activities of ICICI are carried out by a number of legal entities. Thus, while the parent company focuses primarily on medium-term and long-term project financing, other activities such as commercial banking, investment banking, broking, venture capital financing and insurance are conducted by subsidiaries/affiliates. Each subsidiary/affiliate focuses on specific activities and represents an operating segment for ICICI.

The project-financing segment provides medium-term and long-term project and infrastructure financing, securitization and factoring and lease financing. The commercial banking segment provides working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment-banking segment deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. The life insurance segment provides life insurance products to individuals. The personal financial services segment provides consumer loan products such as automobile loans and home mortgages to individuals.

The CODM evaluates the Company's performance and allocates resources based on an analysis of various performances indicators for each of the above reportable segments. These indicators by reportable segment are given below:

Project financing, commercial banking and investment banking: Components of profit and loss;

Life insurance: Total income and net income;

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Personal financial services: Total assets

As discussed in Note 2, the results of ICICI Bank, which represents the commercial banking segment, are reported by the equity method with effect from April 1, 2000. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment information presented is consistent with the management reporting.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

The profit and loss of reportable segments is set out below:

	Project financing			Commercial banking			Investment banking		
	Year ended March 31,			Year ended March 31,			Year ended March 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
				(in millions)					
Income from external customers									
Interest income …………………….	Rs. 69,641	Rs. 76,243	Rs. 70,143	Rs. 8,434	Rs. 12,206	Rs. 19,274	Rs. 2,176	Rs. 1,888	Rs. 1,411
Other income… …………………….	6,244	6,602	3,275	1,718	1,682	5,196	722	943	2,100
Income from other operating segments									
Interest income ……………………..	498	833	2,876	-	200	1,563	181	142	231
Other income……………………….	118	550	834	41	72	26	36	11	64
Total income… …………………….	76,501	84,228	77,128	10,193	14,160	26,059	3,115	2,984	3,806
Interest expense…………………….	59,840	65,973	66,353	6,656	8,408	15,116	1,467	1,633	1,277
Depreciation ……………………….	330	469	623	201	352	581	18	15	15
Provision for loan losses……………	5,847	9,840	9,603	427	1,082	1,722	76	13	8
Other expenses…………………….	3,710	2,887	2,596	1,128	2,752	5,679	383	447	538
Income before taxes………………	6,774	5,059	(2,047)	1,781	1,566	2,961	1,171	876	1,968
Income tax expense/(benefit)………..	890	(520)	(346)	379	258	934	401	370	692
Cumulative effect of accounting changes, net of tax…………………	249	-	1,265	-	-	10	-	-	-
Net income………………………….	Rs. 6,133	Rs. 5,579	Rs. (436)	Rs. 1,402	Rs. 1,308	Rs 2,037	Rs. 770	Rs. 506	Rs. 1,276

A listing of certain assets of reportable segments is set out below:

	Project financing		Commercial banking		Investment banking	
As of March 31,	2001	2002	2001	2002	2001	2002
			(in millions)			
Property and equipment…………..……………………….…	Rs. 9,649	Rs. 10,406	Rs. 4,059	Rs. 5,130	Rs. 123	Rs. 116
Investments in affiliates.…………..…………………………	7,868	8,456	-	-	-	-

Transactions between reporting segments are at arms-length and are accounted similar to transactions with external parties.

A reconciliation between the segment income and consolidated totals of ICICI is set out below:

	Total income			Income before taxes and accounting changes			Net income		
	Year ended March 31,			Year ended March 31,			Year ended March 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
				(in millions)					
Project financing……….	Rs. 76,501	Rs. 84,228	Rs. 77,128	Rs. 6,774	Rs. 5,059	Rs. (2,047)	Rs. 6,133	Rs. 5,579	Rs. (436)
Commercial banking……	10,193	14,160	26,059	1,781	1,566	2,961	1,402	1,308	2,037
Investment banking..……	3,115	2,984	3,806	1,171	876	1,968	770	506	1,276
Life insurance[1]…………	-	126	1,414	-	(205)	(791)	-	(137)	(705)
Other operating segments	1,538	4,715	9,505	783	295	(106)	420	139	(95)
Elimination of commercial banking ……	-	(14,160)	(26,059)	-	(1,566)	(2,961)	-	(1,308)	(2,037)
Other reconciling adjustments…………….	(734)	(2,602)	(3,366)	606	724	1,200	606	543	1,320
Consolidated total ……..	Rs. 90,613	Rs. 89,451	Rs. 88,487	Rs. 11,115	Rs. 6,749	Rs. 224	Rs. 9,331	Rs. 6,630	Rs.1,360

(1) Represents information for the segment reported to the CODM.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

A reconciliation between the segment assets and consolidated total assets of ICICI is set out below:

	As of March 31,	
	2001	2002
	(in millions)	
Project financing..………………………………………………………………………………………	Rs. 685,971	Rs. 643,686
Commercial banking..…………………………………………………………………………………….	220,008	404,802
Investment banking..……………………………………………………………………………………..	17,619	22,726
Personal financial services… …………………………………………………………………………	27,106	75,072
Life insurance…………………………………………………………………………………………	1,559	2,892
Other operating segments……...……………………………………………………………………	12,919	14,060
Elimination of commercial banking ……………………………………………………………………	(220,008)	(404,802)
Other eliminations………………………………………………………………………………………	(4,729)	(11,085)
Consolidated total assets……………………………………………………………………………	**Rs. 740,445**	**Rs. 747,351**

Geographic distribution

The business operations of ICICI are largely concentrated in India. Activities outside India are currently restricted to resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States.

Major customers

ICICI provides banking and financial services to a wide base of customers. There is no major customer contributing more than 10% of total income.

27. Employee benefits

Gratuity

In accordance with Indian regulations, ICICI provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and the years of employment with ICICI. The gratuity benefit provided by ICICI to its employees is equal to or greater than the statutory minimum.

In respect of the parent company, the gratuity benefit is provided to the employees through a fund set-up by ICICI. ICICI is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with ICICI, although the LIC administers the scheme and determines the contribution premium required to be paid by ICICI.

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

	As of March 31,	
	2001	2002
	(in millions)	
Change in benefit obligations		
Projected benefit obligations at beginning of the year…………………..…………………………………..	Rs. 146	Rs. 207
Divestitures………………………………………………………………………………………………	(12)	-
Service cost……………………………………………………………………….…..………………..	12	30
Interest cost…………………………………………………………………………..……………….	16	25
Expected benefits payments…………………………………………………………………………..	(6)	(14)
Actuarial (gain)/loss on obligations..……………………………………………………………….….	51	18
Projected benefit obligations at the end of the year…………………………. …………………..	207	266

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

	As of March 31,	
	2001	**2002**
	(in millions)	
Change in plan assets		
Fair value of plan assets at beginning of the year…………………………….……………………	160	213
Divestitures………………………………………………………………………………………….	(17)	-
Expected return on plan assets…………………………….……………………………………….	16	26
Employer contributions………………………………………………………………………….…	59	30
Actual benefits paid…………………………………………………………………………………	(16)	(16)
Actuarial (gain)/loss………………………………………………………………………………..	11	(5)
Plan assets at the end of the year……………………….…….…………….…………………….…	213	248
Funded status…………………………………………………………………………………….…	6	(18)
Unrecognized actuarial loss………………………………………………………………………..	66	86
Unrecognized transitional obligation………………………………………..…………………….	(21)	(19)
Unrecognized prior service cost……………………………………………..……………….……	10	9
Net prepaid gratuity cost…………………………………………………………………………..	**Rs. 61**	**Rs. 58**

The components of the net gratuity cost are set out below:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in millions)		
Service cost……………………………………………………………….………..	Rs. 17	Rs. 12	Rs. 30
Interest cost……………………………………………………….……………….…	19	16	25
Expected return on assets………………………………….……………………….…	(23)	(16)	(29)
Amortization of transition asset/liability………………………….……………….…	(1)	(1)	(1)
Amortization of prior service cost………………………….…………………….……	-	1	1
Actuarial (gain)/loss………………………………………….……..…………….…..	(1)	-	2
Net gratuity cost…………………………………………………………………....	**Rs. 11**	**Rs. 12**	**Rs. 28**

The actuarial assumptions used in accounting for the gratuity plan are given below:

	As of March 31,	
	2001	**2002**
Discount rate……………………………………………………………………………………......	11.0%	10.0%
Rate of increase in the compensation levels……………………………………………………...	10.0%	9.0%
Rate of return on plan assets……………………………….………………………………………	10.5%	9.5%

As of March 31, 2002, of the total plan assets, Rs. 3 million (2001: Rs. 8 million) has been invested in debt securities of the parent company.

Superannuation

The permanent employees of ICICI are entitled to receive retirement benefits under the superannuation scheme operated by ICICI. Superannuation is a defined contribution plan under which ICICI contributes annually a sum equivalent to 15% of the employee's eligible annual salary to the fund manager, LIC, which undertakes to pay the lumpsum and annuity benefit payments pursuant to the scheme. ICICI contributed Rs. 50 million to the superannuation plan for the year ended March 31, 2002 (2001: Rs. 51 million, 2000: Rs. 62 million).

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Provident fund

In accordance with Indian regulations, all employees of ICICI are entitled to receive benefits under the provident fund plan through a defined contribution plan in which both the employee and ICICI contribute monthly at a determined rate. These contributions are made to a fund set-up by ICICI and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 11% (current guaranteed rate of return to the employees), such difference is contributed by ICICI and charged to the statement of income. ICICI contributed Rs. 89 million to the provident fund plan for the year ended March 31, 2002 (2001: Rs. 55 million, 2000: Rs. 52 million).

28. Voluntary retirement scheme

During the year ended March 31, 2000, ICICI terminated the employment of 223 employees through a Voluntary Retirement Scheme (Scheme). The Scheme covered several levels of employees, who met specific conditions relating to age and period of employment with ICICI. Costs of employee termination under the Scheme aggregating Rs. 232 million have been expensed as employee costs in the statement of income for the year ended March 31, 2000.

29. Employee Stock Option Plan

ICICI Limited

In August 1999, ICICI Limited approved an Employee Stock Option Plan (ICICI Plan). Under the ICICI Plan, ICICI is authorized to issue upto 39.27 million equity shares to eligible employees. Eligible employees are granted an option to purchase shares subject to vesting and performance conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. In the event that an employee does not meet the performance condition specified for an individual year, the options vesting during that year would be forfeited. The options can be exercised within 10 years from the date of the grant.

Due to the performance condition, the ICICI Plan was initially accounted as a variable plan. During the year ended March 31, 2000, ICICI Limited recorded compensation cost of Rs. 97 million based on the excess of the quoted market price as of March 31, 2000, over the exercise price. The compensation cost is amortized over the vesting period. In April 2000, the ICICI Plan was modified to eliminate the performance condition. The date of modification qualified as the measurement date to record compensation cost.

Subsequent awards, during the year ended March 31, 2001 and March 31, 2002, qualify as fixed awards and ICICI has not recorded any compensation cost on these awards as the exercise price was equal to the quoted market price of underlying equity shares on the grant date.

Compensation expense under the ICICI Plan for the year ended March 31, 2002 is Rs. 26 million (2001: Rs.37 million, 2000: Rs.27 million).

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Stock option activity under the above stock option plan is set out below:

| | Year ended March 31, 2000 | | | |
| | ICICI Limited | | | |
	Option shares outstanding	Range of exercise prices and grant date fair values	Weighted average exercise price and grant date fair values	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year......	-	Rs. --	Rs. --	
Granted during the year…………….....…	2,323,750	85.5	85.5	112
Forfeited during the year……………….....	-	-	-	-
Exercised during the year……………….…	-	-	-	-
Outstanding at the end of the year………..	**2,323,750**	**Rs. 85.5**	**Rs. 85.5**	**112**
Exercisable at the end of the year……..….…	-	-	-	-

| | Year ended March 31, 2001 | | | |
| | ICICI Limited | | | |
	Option shares outstanding	Range of exercise prices and grant date fair values	Weighted average exercise price and grant date fair values	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year......	2,323,750	Rs . 85.5	Rs. 85.5	112
Granted during the year…………….....…	2,922,500	133.4	133.4	108
Forfeited during the year……………….....	(120,400)	85.5	85.5	-
Exercised during the year……………….…	(32,500)	85.5	85.5	-
Outstanding at the end of the year………..	**5,093,350**	**Rs. 85.5-133.4**	**Rs. 113.0**	**109**
Exercisable at the end of the year……..….…	462,350	Rs. 85.5	Rs. 85.5	-

| | Year ended March 31, 2002 | | | |
| | ICICI Limited | | | |
	Option shares outstanding	Range of exercise prices and grant date fair values	Weighted average exercise price and grant date fair values	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year......	5,093,350	Rs. 85.5 – 133.4	Rs. 113.0	109
Granted during the year………………..…	9,775,000	52.5 – 82.0	67.2	116
Forfeited during the year…….………….....	(835,350)	82.0 – 133.4	109.2	-
Exercised during the year……………….…	(1,400)	85.5	85.5	-
Outstanding at the end of the year………..	**14,031,600**	**Rs. 52.5-133.4**	**Rs. 81.3**	**114**
Exercisable at the end of the year……..….…	1,748,600	Rs. 85.5 – 133.4	102.8	-

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

ICICI Infotech

In April 2000, ICICI Infotech approved an Employee Stock Option Plan (Infotech Plan). Under the Infotech Plan, ICICI Infotech is authorized to issue up to 12 million equity shares to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

During the year ended March 31, 2001, ICICI has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

Stock option activity under the above stock option plan is set out below:

| | Year ended March 31, 2001 | | | |
| | ICICI Infotech | | | |
	Option shares outstanding	Range of exercise prices and grant date fair values	Weighted average exercise price and grant date fair values	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year……	-	Rs. -	Rs. -	-
Granted during the year………………………	2,344,800	37.5	37.5	108
Forfeited during the year……………………	(103,400)	37.5	-	-
Exercised during the year……………………	-	-	-	-
Outstanding at the end of the year……….	**2,241,400**	**Rs. 37.5**	**Rs. 37.5**	**108**
Exercisable at the end of the year…………..	-	-	-	-

| | Year ended March 31, 2002 | | | |
| | ICICI Infotech | | | |
	Option shares outstanding	Range of exercise prices and grant date fair values	Weighted average exercise price and grant date fair values	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	2,241,400	Rs. 37.5	Rs. 37.5	108
Granted during the year…………………	1,974,800	68.0	68.0	99
Forfeited during the year………………	(342,960)	37.5 – 68.0	42.0	-
Exercised during the year………………	(10,220)	37.5	37.5	-
Outstanding at the end of the year…..	**3,863,020**	**Rs. 37.5-68.0**	**Rs. 52.7**	**104**
Exercisable at the end of the year………	369,448	Rs. 37.5	Rs. .37.5	-

ICICI Venture

In July 2000, ICICI Venture, a consolidated subsidiary, approved an Employee Stock Option Plan (Venture Plan). As of March 31, 2001, 78,900 options with an exercise price of Rs. 835 per share were outstanding. ICICI did not record compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. During the year ended March 31, 2002, the Venture Plan was discontinued and all the options outstanding were voluntarily forfeited by the employees. ICICI does not intend to replace such cancelled options.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Pro forma disclosure

The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have changed to the amounts indicated below:

	Year ended March 31,		
	2000	**2001**	**2002**
Net income (in millions)			
As reported	Rs. 9,331	Rs. 6,630	Rs. 1,360
Adjusted	9,335	6,539	1,328
Earnings per share: Basic (in Rs.)			
As reported	14.45	8.44	1.73
Adjusted	14.46	8.33	1.69
Earnings per share: Diluted (in Rs.)			
As reported	13.77	8.41	1.73
Adjusted	13.77	8.29	1.69

The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

	ICICI Limited	**ICICI Infotech**
Dividend yield	5.5%	2.75%
Expected life	10 years	10 years
Risk free interest rate	7.4%	7.4%
Volatility	55%	0%

30. Income taxes

Components of deferred tax balances

The tax effects of significant temporary differences are reflected through deferred tax assets/liabilities, which are included in the balance sheet of ICICI.

The components of the deferred tax balances are set out below:

	As of March 31,	
	2001	**2002**
	(in millions)	
Deferred tax assets		
Allowance for loan losses	Rs. 10,420	Rs. 12,263
Available for sale securities	2,633	2,120
Investments in trading securities	36	176
Unearned income	1,050	1,264
Capital loss carryforward	53	31
Business loss carryforward	202	250
Minimum alternate tax credit carryforward	207	-
Other	470	734
	15,071	16,838
Less valuation allowance	(97)	(226)
Total deferred tax asset	Rs. 14,974	Rs. 16,612
Deferred tax liabilities		
Property and equipment	(10,334)	(9,416)
Undistributed earnings of subsidiary and affiliates	(732)	(875)
Other	(127)	(184)
Total deferred tax liability	(11,193)	(10,475)
Net deferred tax asset/(liability)	Rs. 3,781	Rs. 6,137

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized net of the existing valuation allowances. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for fut ure taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences, net of existing valuation allowance. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2002, ICICI has a deferred tax asset for business loss carried forward of Rs. 751 million, which will expire over the period to March 31, 2009 to 2010. In addition, carry forward business loss of Rs. 302 million pertaining to ICICI's foreign subsidiary will expire in the year 2022.

Reconciliation of tax rates

The following is the reconciliation of e xpected income taxes at statutory income tax rate to income tax expense as reported. Indian statutory income tax rates are subject to change each year as part of the fiscal policy measures enacted in April or May each year. The rates used in the table below are enacted tax rates:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in millions)		
Income before income taxes	Rs. 11,115	Rs. 6,749	Rs. 224
Statutory tax rate	38.5%	39.55%	35.70%
Income tax expense at the statutory tax rate	4,279	2,669	80
Increases/(reductions) in taxes on account of:			
Special tax deductions available to financial institutions	(1,218)	(542)	(333)
Exempt interest and dividend income	(1,625)	(525)	(800)
Income charged at rates other than statutory tax rate	(239)	(974)	181
Changes in the statutory tax rate	16	(192)	360
Expenses dis allowed for tax purposes	419	179	252
Tax on undistributed earnings of subsidiaries	-	227	234
Change in valuation allowance	-	97	129
Minority interest	139	(13)	(104)
Tax payable in respect of prior year tax assessments	-	-	175
Other	262	(807)	(45)
Income tax expense reported	**Rs. 2,033**	**Rs. 119**	**Rs. 129**

Components of income tax expense from continuing operations

The components of income tax expense/(benefit) from conti nuing operations are set out below:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in millions)		
Current	Rs. 2,136	Rs. 4,458	Rs. 3,477
Deferred	(103)	(4,339)	(3,348)
Income tax expense reported	**Rs. 2,033**	**Rs. 119**	**Rs. 129**

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Allocation of income taxes

The total income tax expense/(benefit) was recorded as follows:

	Year ended March 31,		
	2000	**2001**	**2002**
	(in millions)		
Income from continuing operations…………………..…………………………………	Rs. 2,033	Rs. 119	Rs. 129
Cumulative effect of accounting change……………….………………………………….	156	-	-
Unrealized gain/(loss) on securities available for sale…………….…………………………	721	(481)	890
Increase in carrying value on direct issuance of stock by subsidiary……………………………	-	605	-
Income tax expense/(benefit) recorded	**Rs. 2,910**	**Rs. 243**	**Rs. 1,019**

31. Commitments and contingencies

Loan commitments

ICICI has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 68,217 million as of March 31, 2002 (2001: Rs. 70,981 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

Guarantees

As a part of its project financing and commercial banking activities, ICICI has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the facility.

Details of guarantees outstanding are set out below:

	As of March 31,	
	2001	**2002**
	(in millions)	
Financial guarantees……………………………………………………………………………..	Rs. 53,167	Rs. 53,037
Performance guarantees………………………………………………………………………..	6,083	21,266
Total…..………………………………………………………..…………….……………..	**Rs. 59,250**	**Rs. 74,303**

Capital commitments

ICICI is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 756 million as of March 31, 2002 (2001: Rs. 681 million).

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Tax contingencies

Various tax-related legal proceedings are pending against ICICI. Potential liabilities, if any, have been adequately provided for, and the Company does not estimate any incremental liability in respect of these proceedings.

Litigation

In January 2001, certain international banks filed a claim against ICICI before the English Courts at London challenging certain transactions between ICICI and a borrower to whom both ICICI and the plaintiffs are lenders. These transactions relate to certain lease, brand financing and investment agreements between ICICI and the borrower. Such transactions aggregate approximately Rs. 5,700 million. The plaintiffs allege that such specified transactions breach the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a trustee for the plaintiffs.

The plaintiffs have sought:

- A declaration that the specified transactions are void;
- Damages and/or compensation equal to the sum of money sufficient to compensate each of the plaintiffs for loss of security;
- Interest in equity computed in quarterly rests and/or pursuant to Section 35A of the UK Supreme Court Act of 1981; and
- Costs of litigation.

The litigation is in its early stages and as the claims are unparticularized, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English courts to hear the matter.

The proceedings of the English Courts have been adjourned till a decision is reached on a restructuring scheme filed in the Indian Courts by the borrower.

Given the preliminary stage of the proceedings, management is unable to make a reasonable assessment of the final outcome of the litigation and accordingly has not recorded any liability associated with this contingency.

In addition to the litigation noted above, ICICI is from time to time subject to routine litigation incidental to its business.

Management believes, based on consultation with counsel, that the ultimate resolution of the above litigations will not have a material adverse effect on the Company's results of operations, financial condition, or liquidity. However, the final outcome of the litigations cannot be predicted with certainty, and accordingly, no assurance can be given that the ultimate resolution of the litigations will not have a material impact on the Company's results of operations, financial condition or liquidity.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Operating lease commitments

ICICI has commitments under long-term operating leases principally for premises. The following is a summary of future minimum lease rental commitments as of March 31, 2002, for non-cancelable leases:

	(in millions)
Lease rental commitments for the year ending March 31,	
2003	Rs. 252
2004	187
2005	66
2006	47
2007	29
Thereafter	31
Total minimum lease commitments	**Rs. 612**

32. Related party transactions

ICICI has transactions with its affiliates and directors/employees. The following represent the significant transactions between ICICI and such related parties:

Banking services

ICICI utilized banking services of ICICI Bank on terms that equate those offered to other customers. Non-interest expense of ICICI relating to such services during the year ended March 31, 2002, amounted to Rs. 32 million (2001: Rs. 72 million).

Derivative transactions

ICICI entered into interest rate swap contracts and cross currency swap contracts with ICICI Bank aggregating Rs. 10,310 million and Rs. Nil (2001: Rs. 3,350 million and Rs. 1,331 million) respectively during the year ended March 31, 2002. Contracts aggregating Rs. 8,760 million and Rs. 2,272 million (2001: Rs. 2,900 million and Rs. 4,352 million) were outstanding as of March 31, 2002, for interest rate swaps and currency swaps respectively. Net interest income in respect of these swaps amounted to Rs. 275 million (2001: Rs. 189 million) during the year ended March 31, 2002.

Similarly, ICICI entered into forward foreign exchange contracts with ICICI Bank aggregating Rs 22,466 million (2001: Rs. 47,863 million) during the year ended March 31, 2002. Contracts aggregating Rs. 251 million (2001: Rs. 2,262 million) were outstanding as of March 31, 2002.

Reverse repurchase transactions

ICICI has entered into reverse repurchase transactions with ICICI Bank amounting to Rs. 52,792 million (2001: Rs Nil) during the year ended March 31, 2002. At March 31, 2002, ICICI had reverse repurchase transactions outstanding with ICICI Bank of Rs. 21,399 million (2001: Rs Nil).

Software development services

ICICI provided software development services to Tricolor and Pru-ICICI and earned fees of Rs. 19 million (2001: Rs. 8 million) during the year ended March 31, 2002.

ICICI developed software and provided software and hardware support services to ICICI Bank, and earned fees of Rs. 124 million (2001: Rs. 73 million) during the year ended March 31, 2002.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Back-office support services

ICICI set up a common technology infrastructure platform for the group, and ICICI Bank was charged Rs. 182 million (2001: Rs. 94 million) during the year ended March 31, 2002, towards communication expenses, backbone infrastructure expenses and data centre costs.

ICICI provided telephone banking call-centre services and transaction processing services for the credit card operations of ICICI Bank, and earned fees of Rs. 149 million (2001: Rs. 99 million) during the year ended March 31, 2002.

Indian rupee debt

At March 31, 2002, certain members of management held bonds issued by ICICI Limited amounting to Rs. 2 million (2001: Rs. 8 million).

Asset management services

ICICI provided asset management services to TCW and earned fees of Rs. 21 million (2001: Rs. 31 million) during the year ended March 31, 2002.

Deposits and borrowings

During the year ended March 31, 2002, ICICI received interest on deposits/call borrowings of Rs. 268 million (2001: Rs. 202 million) from ICICI Bank.

Transfer of financial assets

During the year ended March 31, 2002, ICICI transferred loans of Rs. 11,152 million (2001: Rs. 438 million) in pass-through securitization transactions, where the beneficial interests were purchased by ICICI Bank. Gains of Rs. 98 million (2001: Rs. 50 million) were recorded on the sale. Subsequently, due to a change in the status of the qualifying special purpose entity used in the transactions, ICICI regained control of the assets sold. Obligations of Rs. 3,526 million (2001: Rs. Nil) relating to such repurchases are reflected as a component of the other borrowings.

Lease of premises and facilities

During the year ended March 31, 2002, ICICI received rentals of Rs. 256 million (2001: Rs. 193 million) from ICICI Bank for lease of premises, facilities and other equipment. Similarly, during the year ended March 31, 2002, ICICI paid rentals of Rs. 11 million (2001: Rs. Nil) to ICICI Bank for lease of premises.

Sale of assets

During the year ended March 31, 2002, ICICI sold certain assets for Rs. 11 million (2001: Rs. 99 million) to ICICI Bank.

Expenses/revenue for services rendered

ICICI received Rs. 55 million (2001: Rs. 4 million) during the year ended March 31, 2002, from ICICI Bank for seconded employees. Similarly, ICICI paid Rs. 8 million (2001: Rs. 5 million) during the year ended March 31, 2002, to ICICI Bank for employees seconded to ICICI.

Share transfer activities

ICICI provided share transfer services and dematerialization services to ICICI Bank and earned fees of Rs. 3 million (2001: Rs. 8 million) during the year ended March 31, 2002.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Other transactions

ICICI undertook a corporate brand advertising campaign for the group, out of which an amount of Rs. 29 million (2001: Rs. 15 million) has been recovered from ICICI Bank during the year ended March 31, 2002.

Related party balances

The following balances payable to/receivable from related parties are included in the balance sheet:

	As of March 31,	
	2001	2002
	(in millions)	
Cash and cash equivalents...	Rs. 4,882	Rs. 4,360
Loans...	192	209
Other assets...	147	320
Other liabilities...	55	24

Employee loans

ICICI has advanced housing, vehicle and general-purpose loans to employees, bearing preferential rates of interest ranging from 2.5% to 3.5%. The tenure of these loans range from five years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2002, of Rs. 949 million (2001: Rs. 762 million) are included in other assets.

33. Estimated fair value of financial instruments

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, prepaid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amounts presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other financial institutions.

The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Cash and cash equivalents

The carrying amounts reported in the balance sheet approximate fair values because maturities are less than three months.

Trading assets and liabilities

Trading assets and liabilities are carried at fair value in the balance sheet. Values for trading securities are generally based on quoted, or other independent, market prices. Values for interest rate and foreign exchange products are based on quoted, or other independent, market prices, or are estimated using pricing models or discounted cash flows.

Securities

Fair values are based primarily on quoted, or other independent, market prices. For certain debt and equity investments that do not trade on established exchanges, and for which markets do not exist, estimates of fair value are based upon management's review of the investee's financial results, condition and prospects.

Loans

The fair values of certain commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or repricing characteristics of these loans. For impaired loans, the impairment is considered while arriving at the fair value.

Deposits

The carrying amount of deposits with no stated maturity or maturities of less than three months is considered to be equal to their fair value. Fair value of fixed-rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value for variable-rate time deposits approximates their carrying value. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

Long-term debt, short-term borrowings and redeemable preferred stock

The fair value of the Company's debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

A listing of the fair values by category of financial assets and financial liabilities is set out below:

	As of March 31, 2001		As of March 31, 2002	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(in millions)			
Financial assets				
Trading assets.…………………………………………..	Rs. 18,878	Rs. 18,878	42,376	42,376
Securities (Note 1)……………………………….………	20,115	20,172	63,025	63,025
Loans (Note 2)……………………………………….……	602,023	603,810	523,601	527,168
Other financial assets (Note 3)…… ………………………....	33,702	33,702	46,543	46,543
Total…………………………………………………....	**Rs. 674,718**	**Rs. 676,562**	**675,545**	**679,112**
Financial liabilities				
Interest-bearing deposits…….……………………………....	Rs. 6,072	Rs. 6,100	Rs. 7,380	Rs. 7,609
Trading liabilities…………………………………..……...	12,484	12,484	17,095	17,095
Short-term borrowings……………………………………....	99,656	100,169	70,804	70,954
Long-term debt……………………………………………..	492,880	508,043	511,423	540,649
Other borrowings………………………………………....	-	-	5,787	5,848
Redeemable preferred stock………………………………...	698	709	772	980
Other financial liabilities (Note 4)…………………………...	2,715	2,715	4,783	4,783
Total………………………………….……………………..	**Rs. 614,505**	**Rs. 630,220**	**618,044**	**647,918**
Derivative instruments				
Interest rate swaps…………………………………………...	-	280	568	568
Currency swaps……………………………………………...	-	426	328	328

Note 1: Includes non-readily marketable equity securities of Rs. 8,268 million (2001: Rs. 7,148 million) for which there are no readily determinable fair values.

Note 2: The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.

Note 3: Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 4: Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.

ICICI Limited and subsidiaries

Notes to the consolidated financial statements

For and on behalf of the Board

N. VAGHUL
Chairman

K.V. KAMATH
Managing Director &
Chief Executive Officer

LALITA D. GUPTE
Joint Managing Director &
Chief Operating Officer

KALPANA MORPARIA
Executive Director

JYOTIN MEHTA	**BALAJI SWAMINATHAN**	**S. MUKHERJI**
General Manager &	Chief Financial Officer	Executive Director
Company Secretary		

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended.
1.2	ICICI Bank Articles of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement.
2.3	ICICI Bank's Specimen Certificate for Equity Shares (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).
4.1	ICICI Bank's Employee Stock Option Plan, as amended.
4.2	ICICI Infotech Employee Stock Option Plan, as amended.
4.3	Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank (incorporated by reference from ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 filed on September 28, 2001).
4.4	Letter from the Reserve Bank of India to ICICI Bank dated February 27, 2001 and Order from the Reserve Bank of India dated February 26, 2001 approving the Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank (incorporated by reference from ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 filed on September 28, 2001).
4.5	Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank.

4.6	Letter from the Reserve Bank of India to ICICI Bank dated April 26, 2002 approving the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank.
8.1	List of Subsidiaries (included under "Business – Subsidiaries and Affiliates" herein).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED

By   : /s/Jyotin Mehta
Name : Mr. Jyotin Mehta
Title   : General Manager and Company Secretary.

Place : Mumbai
Date   : September 30, 2002

I, Mr. K.V. Kamath, the Chief Executive Officer of ICICI Bank Limited, certify that:

1. I have reviewed this annual report on Form 20-F of ICICI Bank Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 30, 2002

/s/ K. V. Kamath
Name: Mr. K.V. Kamath
Chief Executive Officer

I, Mr. Balaji Swaminathan, the Chief Financial Officer of ICICI Bank Limited, certify that:

1. I have reviewed this annual report on Form 20-F of ICICI Bank Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 30, 2002

/s/ Balaji Swaminathan
Name: Mr. Balaji Swaminathan
Chief Financial Officer